Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130533

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
      We are pleased to report that the boards of directors of Encore Medical Corporation and Compex Technologies, Inc. have each unanimously approved a merger of the two companies under the terms of a merger agreement. We are proposing the merger because we believe it will benefit the stockholders of both companies, and we ask for your support in voting for the merger proposals at our respective special meetings.
      As a result of the proposed merger, Compex will become a wholly owned subsidiary of Encore. Upon completion of the merger, each outstanding share of Compex common stock will be converted into the right to receive 1.40056 shares of Encore common stock together with cash in lieu of fractional shares. This exchange ratio will be subject to adjustment if the average last sale price of Encore’s common stock during the 30 days ending one trading day prior to the Compex shareholder meeting is less than $4.65 or more than $6.07. If the average last sale price of Encore’s common stock is less than $4.35, the exchange ratio will be fixed at 1.49425 shares of Encore common stock for each share of Compex common stock. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes. Compex shareholders, however, will recognize gain or loss on any cash received in lieu of fractional shares of Encore.
      Based on the outstanding shares of Compex common stock as of January 11, 2006, the record date, Encore would be obligated to issue up to approximately 18,865,942 shares of Encore common stock and reserve an additional approximately 3,056,115 shares of Encore common stock for future issuance in connection with Encore’s assumption of Compex’s outstanding options (including out-of-the-money options). Stockholders of Encore will continue to own their existing shares of Encore common stock.
      Encore common stock is traded on the Nasdaq National Market under the trading symbol “ENMC” and will continue to be traded under this symbol following the merger. On January 18, 2006, the closing price of Encore common stock was $4.89 per share. Upon completion of the merger, Compex common stock, which is traded on the Nasdaq National Market under the trading symbol “CMPX,” will be delisted. On January 18, 2006, the closing price of Compex common stock was $6.40 per share.
       We encourage you to read this joint proxy statement/ prospectus, including the section entitled “RISK FACTORS” beginning on page 24 before voting.
       Encore and Compex have each scheduled a stockholder meeting in connection with the respective votes required. Your vote is very important. Whether or not you plan to attend your respective company’s stockholder meeting, please take the time to vote by marking your votes on the enclosed proxy card, signing and dating the proxy card, and returning it to your respective company in the enclosed envelope. You may also vote prior to the meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker.

Sincerely,	Sincerely,

/s/ Kenneth W. Davidson	/s/ Dan W. Gladney
Kenneth W. Davidson	Dan W. Gladney
Chairman of the Board and	President, Chief Executive Officer and
Chief Executive Officer	Chairman of the Board
Encore Medical Corporation	Compex Technologies, Inc.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      This joint proxy statement/ prospectus is dated January 19, 2006, and is first being mailed to Encore stockholders and Compex shareholders on or about January 23, 2006.

ADDITIONAL INFORMATION
IMPORTANT
      Except where indicated otherwise, as used in this joint proxy statement/ prospectus, “Encore” refers to Encore Medical Corporation and its consolidated subsidiaries, and “Compex” refers to Compex Technologies, Inc. and its consolidated subsidiaries.
      This joint proxy statement/ prospectus incorporates important business and financial information about Encore from other documents filed with the United States Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this joint proxy statement/ prospectus. For a list of the documents that Encore has filed with the SEC and that have been incorporated by reference into this joint proxy statement/ prospectus, please see the section captioned “WHERE YOU CAN FIND MORE INFORMATION.” You may obtain copies of these documents without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources.
      Documents incorporated by reference by Encore are available from Encore without charge, excluding all exhibits, unless Encore has specifically incorporated by reference an exhibit in this joint proxy statement/ prospectus. You may obtain documents incorporated by reference by Encore in this joint proxy statement/ prospectus by contacting Encore at the address and telephone number below:
Encore Medical Corporation
9800 Metric Blvd.
Austin, TX 78758
Telephone: (512) 832-9500
Facsimile: (512) 834-6300
Attention: General Counsel
      If you would like to request documents, please do so by February 10, 2006 in order to receive them before the stockholders’ meetings. If you request any incorporated documents from Encore, Encore will mail them to you by first class mail, or another equally prompt means, within one business day after Encore receives your request. You may also find additional information regarding Encore on its website at http://www.encoremed.com.
      In the “QUESTIONS AND ANSWERS ABOUT THE MERGER” and in the “SUMMARY” below, we highlight selected information from this joint proxy statement/ prospectus but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire joint proxy statement/ prospectus, including the appendices, as well as the documents that we have incorporated by reference into this document. See “WHERE YOU CAN FIND MORE INFORMATION.”
      The information contained in this joint proxy statement/ prospectus speaks only as of the date indicated on the cover of this joint proxy statement/ prospectus unless the information specifically indicates that another date applies.
      Encore has supplied all information contained in or incorporated by reference in this joint proxy statement/ prospectus relating to Encore, and Compex has supplied all information contained in this joint proxy statement/ prospectus relating to Compex. Encore and Compex have both contributed to the information contained in this joint proxy statement/ prospectus relating to the merger.

ABOUT THIS DOCUMENT
      This document, which forms part of a registration statement on Form S-4 filed with the SEC by Encore, constitutes the following:

•	a prospectus of Encore under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, which is referred to in this joint proxy statement/ prospectus as the Securities Act, with respect to the shares of Encore common stock to be issued to the holders of Compex common stock in the merger;

•	a proxy statement of Encore and of Compex under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, which is referred to in this joint proxy statement/ prospectus as the Exchange Act; and

•	a notice of meeting with respect to the Encore special meeting of stockholders and the Compex special meeting of shareholders, at which, among other things, the stockholders of Encore will consider and vote upon the Encore proposal to approve the issuance of shares of Encore common stock in the merger and the Encore proposal to approve an amendment of Encore’s 1996 Incentive Stock Plan to increase the number of shares of common stock authorized for issuance under the plan, and the shareholders of Compex will consider and vote upon the Compex proposal to adopt the merger agreement.

ENCORE MEDICAL CORPORATION
9800 Metric Blvd.
Austin, Texas 78758

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On February 23, 2006

To the Stockholders of Encore Medical Corporation:
      NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Encore Medical Corporation will be held at its offices, 9800 Metric Blvd., Austin, Texas 78748 on February 23, 2006, at 10:00 a.m. local time, for the following purposes:

1. to approve the issuance of shares of Encore common stock, par value $0.001 per share, pursuant to the Agreement and Plan of Merger, dated as of November 11, 2005, by and among Encore, Encore-Snow Acquisition Corp., which is a wholly owned subsidiary of Encore, and Compex Technologies, Inc.;

2. to approve an amendment of Encore’s 1996 Incentive Stock Plan increasing the number of shares of common stock authorized for issuance under the plan;

3. to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve any of the foregoing proposals; and

4. to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.
      Please refer to the attached joint proxy statement/ prospectus, which forms a part of this notice and is incorporated herein by reference, for further information with respect to the business to be transacted at the special meeting.
      Stockholders of record at the close of business on January 11, 2006, which Encore refers to as the record date, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.
      The board of directors of Encore unanimously recommends that you vote “FOR” each of the forgoing proposals.
      The holders of a majority of the shares of Encore common stock outstanding at the record date, whether present in person of represented by proxy, will constitute a quorum for the transaction of business at the Encore special meeting. The affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposal, assuming that there is a quorum represented at the Encore special meeting, is necessary for approval of the proposal to issue shares of Encore common stock pursuant to the merger agreement and the proposal to amend Encore’s 1996 Incentive Stock Plan to increase the number of shares of common stock authorized for issuance under the plan. If necessary, the affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Encore merger proposal.
      Your vote is important. Please sign, date and return the enclosed proxy card as soon as possible to make sure that your shares are represented at the special meeting. To do so, you may complete and return the enclosed proxy card. If permitted by your broker, you may also vote prior to the special meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker. If you are a stockholder of record of Encore common stock, you also may cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you should instruct it on how to vote your shares. If you participate in the Encore Medical Corporation 401(k) Plan, you may vote shares of Encore common stock equivalent to the value of the interest credited to your account by instructing Schwab Retirement Plan Services, Inc., the trustee of the plan.

By Order of the Board of Directors,

/s/ Harry L. Zimmerman

Harry L. Zimmerman
General Counsel, Secretary, Executive Vice President
January 19, 2006
      Please note that attendance at the special meeting will be limited to stockholders as of the record date, or their authorized representatives, and guests of Encore.

COMPEX TECHNOLOGIES, INC.
1811 Old Highway 8
New Brighton, MN 55112-3493

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On February 23, 2006

To the Shareholders of Compex Technologies, Inc.:
      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Compex Technologies, Inc. will be held at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, 15th Floor, Minneapolis, Minnesota 55402 on February 23, 2006, at 10:00 a.m., local time, for the following purposes:

1. to approve and adopt the Agreement and Plan of Merger, dated as of November 11, 2005, by and among Encore Medical Corporation, Encore-Snow Acquisition Corp., which is a wholly owned subsidiary of Encore, and Compex; and

2. to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve any of the foregoing proposals; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.
      Please refer to the attached joint proxy statement/ prospectus, which forms a part of this notice and is incorporated herein by reference, for further information with respect to the business to be transacted at the special meeting.
      Shareholders of record at the close of business on January 11, 2006, which Compex refers to as the record date, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.
      The board of directors of Compex recommends that you vote “FOR” each of the foregoing proposals.
      The holders of a majority of the shares of Compex common stock outstanding at the record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Compex special meeting. The affirmative vote of the holders of a majority of the shares of Compex common stock outstanding on the record date is required to approve the Compex merger proposal. If necessary, the affirmative vote of the holders of a majority of the shares of Compex common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Compex merger proposal.
      Your vote is important. Please sign, date and return the enclosed proxy card as soon as possible to make sure that your shares are represented at the special meeting. To do so, you may complete and return the enclosed proxy card. If permitted by your broker, you may also vote prior to the special meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker. If you are a shareholder of record of Compex common stock, you also may cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct it on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the proposal to approve and adopt the merger agreement.
      Please do not send any certificates representing your Compex common stock at this time.

By Order of the Board of Directors,

/s/ Dan W. Gladney

Dan W. Gladney
President, Chief Executive Officer and Chairman of the Board
January 19, 2006
      Please note that attendance at the special meeting will be limited to shareholders as of the record date, or their authorized representatives, and guests of Compex.

      The following, which are used in this joint proxy statement/ prospectus, are either (i) Encore’s registered trademarks or trademarks for which Encore has pending applications or common law rights, or (ii) registered trademarks or pending trademarks for which Encore has licenses to use:

3DKneetm, Advanced Spinetm, Chattanooga®, Empi®, Encore®, Keramos®, Reverse®, RSP®.
      The following, which are used in this joint proxy statement/ prospectus, are either (i) Compex’s registered trademarks or trademarks for which Compex has pending applications or common law rights, or (ii) registered trademarks or pending trademarks for which Compex has licenses to use:

0-SOUND (theta-sound)tm, Compex (and design)®, EMS+2tm, GV IItm, IF3Wavetm, IF IItm, Max 2 Elitetm, Maxima®, Medicompextm, mitm, muscle intelligencetm, NT2000tm, NuWave®, Ortho DXtm, ProMaxtm Rehabilicare®, SPORTX®, Staodyntm, Staodyn Max2tm.

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following questions and answers briefly address some commonly asked questions about the merger, the special meetings of stockholders and the effect of the merger on the holders of common stock of Encore and Compex. These questions and answers may not include all of the information that is important to you. We urge you to read carefully this entire document, including the annexes and the other documents to which we have referred you. We have included page references in this section to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/ prospectus.

Q:	What will happen in the merger?

A:	We are proposing to combine our companies in a merger transaction. In the transaction, Encore-Snow Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Encore, will merge with and into Compex. As a result of this merger, Compex will become a wholly owned subsidiary of Encore.

Q:	What will I receive in the merger?

A:	If the merger is consummated, Compex shareholders will receive 1.40056 shares of Encore common stock for each share of Compex common stock that they own. This exchange ratio is subject to adjustment based on the average last sales price of Encore common stock as quoted on the Nasdaq National Market during the thirty calendar days ending one trading day before the date of the Compex shareholders’ meeting. Compex shareholders will also receive a cash payment for any fractional shares. For example, assuming an unadjusted exchange ratio of 1.40056, a Compex shareholder who holds 1,000 shares of Compex common stock will receive 1,400 shares of Encore common stock (1,000 multiplied by 1.40056 equals 1,400.56) and cash representing 0.56 of a share of Encore common stock.

If the merger is consummated, Compex common stock will no longer be traded publicly, and the combined company will continue to be traded on the Nasdaq National Market, under the symbol “ENMC.”

If the merger is consummated, Encore stockholders will continue to hold their existing Encore common stock. Based upon the outstanding Encore common stock and Compex common stock, and options to purchase Encore common stock and Compex common stock, as of November 30, 2005, the current stockholders of Encore are expected to own approximately 75% of the combined company and the current shareholders of Compex are expected to own approximately 25% of the combined company.

Q:	When and where will my company’s special meeting be held?

A:	Encore. The Encore special meeting will be held on February 23, 2006 at 10:00 a.m., local time, at Encore’s offices, 9800 Metric Blvd., Austin, Texas 78758. See page 41.

Compex. The Compex special meeting will be held on February 23, 2006 at 10:00 a.m., local time, at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, 15th Floor, Minneapolis, Minnesota 55402. See page 44.

Q:	On what am I being asked to vote?

A:	Encore. Encore’s board of directors is asking Encore stockholders to vote upon the following:

1. A proposal, which is referred to in this joint proxy statement/ prospectus as the Encore merger proposal, to approve the issuance of shares of Encore common stock in the merger pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 11, 2005, among Encore, Encore-Snow Acquisition Corp. and Compex, which is referred to in this joint proxy statement/ prospectus as the merger agreement, a complete copy of which is attached as Annex A (see page 47);

2. A proposal to approve an amendment of Encore’s 1996 Incentive Stock Plan increasing the number of shares of common stock authorized for issuance under the plan (see page 81); and

3. A proposal to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the Encore special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve either of the foregoing proposals (see page 86).

Compex. Compex’s board of directors is asking Compex shareholders to vote upon the following:

1. A proposal, which is referred to in this joint proxy statement/ prospectus as the Compex merger proposal, to adopt the merger agreement (see page 47); and

2. A proposal to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the Compex special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the Compex merger proposal (see page 86).

Q:	Who is eligible to vote at the meetings?

A:	Encore. Encore stockholders are eligible to vote at the Encore special meeting if they were stockholders of record at the close of business on January 11, 2006, the record date for the Encore special meeting. See page 41.

Compex. Compex shareholders are eligible to vote at the Compex special meeting if they were shareholders of record at the close of business on January 11, 2006, the record date for the Compex special meeting. See page 44.

Q:	What votes are needed?

A:	Encore. The affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposals is required to approve the merger proposal and the proposal to amend Encore’s 1996 Incentive Stock Plan. If necessary, the affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposal is required to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Encore merger proposal. At the Encore special meeting, each share of Encore common stock is entitled to one vote per share. See page 42.

Compex. The affirmative vote of the holders of a majority of the shares of Compex common stock outstanding on the record date is required to approve the Compex merger proposal. The affirmative vote of the holders of a majority of the shares of Compex common stock present at the Compex special meeting in person or by proxy and entitled to vote on the proposal is required to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Compex merger proposal. Each share of Compex common stock has one vote per share. See page 44.

Q:	How does my company’s board of directors recommend that I vote?

A:	Encore. Encore’s board of directors unanimously recommends that Encore stockholders vote “FOR” the proposal to issue shares of Encore common stock pursuant to the merger agreement, “FOR” the proposal to amend Encore’s 1996 Incentive Stock Plan to increase the number of shares of common stock authorized for issuance under the plan and “FOR” the proposal to adjourn or postpone the special meeting if necessary to solicit further proxies. For a more complete description of the recommendation of Encore’s board of directors concerning the issuance of Encore common stock pursuant to the merger agreement, please see “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Encore’s Reasons for the Merger.” See page 59. For a more complete description of the recommendation of Encore’s board of directors concerning the increase in the number of shares authorized under the 1996 Incentive Stock Plan, please see “ENCORE PROPOSAL NUMBER TWO: INCREASE AUTHORIZED SHARES UNDER 1996 INCENTIVE STOCK PLAN.”

Compex. Compex’s board of directors unanimously recommends that Compex shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to adjourn or postpone the special meeting if necessary to solicit further proxies. For a more complete description of the recommendation of Compex’s board of directors, please see “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Compex’s Reasons for the Merger.” See page 51.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. Among other things, the combined company may not achieve the expected benefits of the merger because of the risks and uncertainties discussed in the sections entitled “RISK FACTORS” beginning on page 24 and “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” on page 40. Those risks include risks relating to the uncertainty that Encore and Compex will be able to integrate their businesses successfully, uncertainties as to whether the combined company will achieve synergies expected to result from the merger, and uncertainties relating to the performance of the combined company following the merger.

Q:	What are the expected United States federal income tax consequences of the merger?

A:	The merger is intended to qualify as a reorganization for U.S. federal income tax purposes, and Compex will receive an opinion of counsel that, subject to certain qualifications and limitations set forth in the opinion, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Assuming the merger qualifies as a reorganization, in general, Compex shareholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except that Compex shareholders will recognize gain or loss with respect to any cash they receive in lieu of a fractional share of Encore common stock upon completion of the merger. No gain or loss will be recognized by Encore stockholders as a result of the merger. You should read the summary under the caption “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Material Federal Income Tax Consequences” at page 66 for a discussion of the material U.S. federal income tax consequences of the merger, and “RISK FACTORS — Risks Related to the Merger” at page 24. In addition, you should consult your own tax adviser regarding the tax consequences of the merger to you in light of your particular tax circumstances.

Q:	Are any governmental approvals conditions to the closing of the merger?

A:	Yes. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/ prospectus as the HSR Act, the merger may not be consummated until the applicable waiting period requirements of the HSR Act have been satisfied. The early termination of the waiting period was granted on January 18, 2006. Although each state and foreign country in which Encore or Compex has operations also may review the merger under applicable state or foreign antitrust laws, the parties feel that no such review is required.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. If the merger proposals are approved at the special meetings, we expect to complete the merger as soon as possible after the satisfaction of the conditions to the merger. We currently expect to complete the merger on or about February 28, 2006. However, we cannot predict the exact timing of the completion of the merger.

Q:	Do I have appraisal rights?

A:	No. Neither Encore stockholders nor Compex shareholders have appraisal rights in the merger under the relevant provisions of Delaware and Minnesota law. See page 10.

Q:	Will my rights as a stockholder change as a result of the merger?

A:	Encore. No. After the merger, Encore stockholders will continue to hold shares of Encore common stock, the rights of which are, and will continue to be, governed by Encore’s certificate of incorporation and bylaws and the Delaware General Corporation Law, which is referred to in this joint proxy statement/ prospectus as the DGCL. See page 128.

Compex. Yes. Compex is a Minnesota corporation, while Encore is a Delaware corporation, so the rights of each company’s stockholders are governed by different state statutes. The Encore certificate of incorporation and bylaws also contain different provisions than the Compex articles of incorporation and bylaws. See “COMPARISON OF ENCORE AND COMPEX STOCKHOLDER RIGHTS” on page 130 for a comparison of stockholder rights. To obtain a copy of Encore’s current certificate of incorporation and bylaws, follow the directions provided in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” on page 135.

Q:	What should I do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please vote by one of the methods described below. The methods of voting that are available to you and instructions on how to vote your proxy in that manner will be explained in the instructions included with your proxy card or in materials you receive from your broker or other nominee.

•	Internet: if allowed by your broker, by accessing the Internet website specified on your proxy card or supplied to you by your broker;

•	Telephone: if allowed by your broker, by calling the toll-free number specified on your proxy card or supplied to you by your broker;

•	Mail: by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope; or

•	In Person: by attending and voting at your company’s special meeting.

Q:	If I am not going to attend the special meeting, should I return my proxy card(s)?

A:	Yes. Returning your signed and dated proxy card(s) ensures that your shares will be represented and voted at your special meeting, even if you are unable to or do not attend. If permitted by your broker, instead of returning your proxy card(s), you may vote by proxy by calling a toll-free telephone number or by using the Internet as described in the instructions included with the Encore or Compex proxy card, as the case may be. See pages 42 and 45.

Q:	What if my shares are held in “street name” by my broker?

A:	Your broker will vote your shares at your special meeting only if you provide written instructions to your broker on how to vote. You should instruct your broker using the instruction form and envelope provided by your broker. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to the applicable proposals at your special meeting, other than the proposals regarding adjournments. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by the Internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/ prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. If you hold your shares in your broker’s name and wish to vote in person at your special meeting, you must contact your broker and request a document called a “broker’s proxy.” You must bring this broker’s proxy to your special meeting in order to vote in person. See pages 42 and 45.

Q:	How will my proxy be voted?

A:	If you complete, sign and date your proxy card(s), or grant your proxy by telephone or the Internet, your shares will be voted in accordance with your instructions. If you sign and date your proxy card(s) but do not indicate how you want to vote, your shares will be voted “FOR” the proposals at your special meeting. See pages 42 and 45.

Q:	What if I abstain from voting, do not vote or do not instruct my broker to vote?

A:	Encore. If an Encore stockholder abstains from voting on a proposal, it will have the effect of a vote against that proposal. If an Encore stockholder does not vote or does not instruct a broker how to vote shares of Encore common stock held in street name, it will have no effect on the proposals. See page 42.

Compex. If a Compex shareholder abstains from voting on a proposal, it will have the same effect as a vote against that proposal. If a Compex shareholder does not vote or does not instruct a broker how to vote shares of Compex common stock held in street name, it will have the same effect as a vote against the Compex merger proposal, and it will have no effect on the proposal to permit the adjournment or postponement of the Compex special meeting if necessary to solicit further proxies in favor of the Compex merger proposal. See page 44.

Q:	Can I change my vote after I mail my proxy card(s) or vote by telephone or the Internet?

A:	You can change your vote at any time before your proxy is voted at the special meeting. To revoke your proxy, you must either (1) notify the corporate secretary of Encore or Compex, as applicable, in writing, (2) submit a new proxy card dated after the date of the proxy you wish to revoke, (3) submit a later dated proxy over the Internet or by telephone by following the instructions on your proxy card or supplied to you by your broker or (4) attend the special meeting and vote your shares in person. Please note that if you vote over the Internet or by telephone, you may not be able to revoke or change your vote after a date prior to the date of the special meeting set forth in the instructions to voting in this manner. Merely attending the special meeting will not constitute revocation of your proxy. If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy. See pages 42 and 45.

Q:	How do I vote my Encore 401(k) shares?

A:	If you participate in the Encore Medical Corporation 401(k) Plan, you may vote shares of Encore common stock equivalent to the value of the interest credited to your account by instructing Schwab Retirement Plan Services, Inc., the trustee of the plan, pursuant to the instruction card being mailed with this proxy statement to plan participants. The trustee will vote your shares in accordance with your duly executed instructions received by February 10, 2006. If you do not send instructions, the share equivalents credited to your account will be voted by the trustee in the same proportion that it votes share equivalents for which it did receive timely instructions. You may also revoke previously given voting instructions by February 10, 2006, by filing with the trustee either a written notice of revocation or a properly completed and signed voting instruction card bearing a later date.

Q:	Should Compex shareholders send in their stock certificates now?

A:	No. Please do not send in your stock certificates with your proxy card. If the merger is completed, Compex shareholders will be sent written instructions for sending in their stock certificates. Encore stockholders will not need to send in their stock certificates, even if the merger is completed.

Q:	What does it mean if I receive multiple proxy cards?

A:	Your shares may be registered in more than one account, such as brokerage accounts and employee stock ownership plan accounts. It is important that you complete, sign, date and return each proxy card you receive, or, if available, vote by proxy using the telephone or the Internet as described in the instructions included with each proxy card you receive.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or the special meetings, need assistance in voting your shares, or need additional copies of this joint proxy statement/ prospectus or the enclosed proxy card(s) or voting instructions, you should contact:

If you are an Encore stockholder:

Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
Attention: General Counsel
Telephone: (512) 832-9500

If you are a Compex shareholder:

Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112
Attention: Vice President — Corporate Development
Telephone: (621) 631-0590

Q:	Where can I find more information about Encore and Compex?

A:	You can find more information about Encore and Compex from various sources described in the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 135.

SUMMARY
      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you or that are incorporated by reference in order to understand fully the merger. See “WHERE YOU CAN FIND MORE INFORMATION.” Encore and Compex encourage you to read the merger agreement as it is the legal document that governs the merger. The merger agreement is attached as Annex A to this joint proxy statement/ prospectus and is incorporated by reference herein. Page references are included in parentheses below to direct you to a more detailed description in this joint proxy statement/ prospectus of the topics presented in this summary.
The Companies (page 87)
      Encore Medical Corporation

Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
Telephone: (512) 832-9500
      Encore Medical Corporation, a Delaware corporation headquartered in Austin, Texas, is a diversified orthopedic device company that develops, manufactures and distributes a comprehensive range of high quality orthopedic devices, including surgical implants, sports medicine equipment and products for orthopedic rehabilitation, pain management and physical therapy. Encore sells its products to orthopedic surgeons, physicians, therapists, athletic trainers and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries. Encore’s non-invasive medical devices and related accessories are primarily used by patients for at-home physical therapy.
      Encore-Snow Acquisition Corp.

c/o Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
Telephone: (512) 832-9500
      Encore-Snow Acquisition Corp. is a wholly owned subsidiary of Encore and was incorporated on February 7, 2005 in the State of Delaware. Encore-Snow Acquisition Corp. has not engaged in any operations and exists solely to effect and otherwise facilitate the merger. Therefore, although Encore-Snow Acquisition Corp. will be a party to the merger, when we discuss Encore in the proposed merger described in this joint proxy statement/ prospectus, we generally refer only to Encore Medical Corporation.
      Compex Technologies, Inc.

Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112
Telephone: (621) 631-0590
      Compex designs and manufactures electrical stimulation products for pain management, rehabilitation, fitness and sports performance enhancement. Compex’s products are used in clinical, home healthcare, sports and occupational medicine settings. Compex’s products are based on electrical stimulation technologies designed to improve health, wellness, athletic performance, and fitness. More specifically, Compex designs, manufactures, distributes, sells and rents electrical stimulation products that use different modalities to deliver electrical current through electrodes placed on the skin for pain management, rehabilitation, and edema reduction as medical devices, and for sports performance enhancement and muscle toning as consumer products.

      Compex was incorporated as Medical Devices, Inc., a Minnesota corporation, in 1972. In 1994, Compex changed its name to Rehabilicare Inc. and in December 2002, changed its name to Compex Technologies, Inc.
The Merger (page 70)
      Encore and Compex are proposing a business combination transaction in which Encore-Snow Acquisition Corp. will merge with and into Compex, with Compex as the surviving corporation. The surviving corporation will continue to be named Compex Technologies, Inc. and will be a wholly owned subsidiary of Encore. As a result of the merger, Compex shareholders will become common stockholders of Encore.
The Merger Consideration (page 70)
      Under the terms of the merger agreement, as of the effective time of the merger, each outstanding share of Compex common stock will be converted into the right to receive shares of Encore common stock. The number of shares of Encore common stock issuable in the merger will be determined by multiplying the number of shares of Compex common stock owned by each shareholder by an exchange ratio. The current exchange ratio is 1.40056, but the exchange ratio is subject to adjustment based on the average last sales price of Encore common stock as quoted on the Nasdaq National Market during the thirty calendar days ending one trading day before the date of the Compex shareholders’ meeting to approve the Compex merger proposal.
      In the event that the exchange ratio multiplied by the average last sale price of Encore’s common stock (as quoted as the Nasdaq National Market during the 30 calendar days ending one trading day before the date of Compex’s shareholders’ meeting) is less than $6.50 (in effect, if the average last sale price is less than $4.64), the exchange ratio shall be adjusted so that the exchange ratio multiplied by the average last sale price of Encore’s common stock will be equal to $6.50. If the average last sale price is less than or equal to $4.35, the exchange ratio will be fixed at 1.49425 shares of Encore common stock for each share of Compex common stock. If the average last sale price is less than $4.35, Compex shall have the right to terminate the transaction. If the exchange ratio multiplied by the average last sale price of Encore’s common stock is more than $8.50 (in effect, if the average last sale price is more than $6.07), the exchange ratio shall be adjusted so that the exchange ratio multiplied by the average last sale price is equal to $8.50. Under the terms of the merger agreement, Encore also shall have assumed, negotiated continuation of, or tendered full payment in accordance with a payoff letter from U.S. Bank National Association for all obligations under Compex’s $15 million U.S. Bank credit agreement.
      Immediately after the merger becomes effective, assuming an effective date of February 28, 2006, the former holders of Compex common stock will hold in the aggregate approximately 25% of the shares of Encore common stock to be outstanding immediately after the consummation of the merger (calculated on the basis of 51,836,000 shares of Encore common stock actually outstanding as of November 30, 2005 and assuming the issuance of an aggregate of 18,865,942 shares (computed using the maximum exchange ratio) of Encore common stock to the Compex shareholders upon the effective time of the merger).
      No fractional shares will be issued in the merger. Compex shareholders that otherwise would receive fractional shares will instead receive cash in an amount equal to such fractional part of a share of Encore common stock multiplied by the closing price of Encore’s common stock on the closing date of the merger.
Treatment of Options to Purchase Compex Common Stock (page 71)
      At the effective time of the merger, Encore will assume each outstanding Compex option that by its terms survives the effective time of the merger. After that time, each option will become an option to acquire, on the same terms and conditions as were in effect immediately prior to the merger, the same number of shares of Encore common stock as the holder of such option would have been entitled to receive had the option holder exercised the option immediately prior to the effective time of the merger, with appropriate adjustments in exercise prices. As a result of the merger, all of the employee and director options will become fully vested.
Recommendations of the Boards of Directors
      Encore’s board of directors believes that the merger is advisable and fair to and in the best interests of Encore and its stockholders and unanimously recommends that Encore stockholders vote “FOR” the proposal to issue Encore common stock to Compex shareholders pursuant to the merger agreement.
      Compex’s board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Compex and its shareholders, and recommends that Compex shareholders vote “FOR” the proposal to approve and adopt the merger agreement.
Stockholders Entitled to Vote: Vote Required in Connection with the Proposals
      You can vote at the Encore special meeting if you owned Encore common stock at the close of business on January 11, 2006, the record date for the Encore special meeting. On that date, there were 51,853,130 shares of Encore common stock outstanding and entitled to vote. You can cast one vote for each share of Encore common stock that you owned on that date.
      The affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposals, assuming that there is a quorum represented at the meeting, is necessary for approval of the merger proposal and the proposal to amend Encore’s 1996 Incentive Stock Plan to increase the number of shares of common stock authorized for issuance under the plan. If necessary, the affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Encore merger proposal.
      The directors and executive officers of Encore beneficially owned and were entitled to vote, or shared the right to vote, approximately 24.16% of the outstanding shares of Encore common stock on the record date.
      You can vote at the Compex special meeting if you owned Compex common stock at the close of business on January 11, 2006, the record date for the Compex special meeting. On that date, there were 12,659,143 shares of Compex common stock outstanding and entitled to vote. Holders of Compex common stock are entitled to one vote for each share of Compex common stock owned on the record date.
      The affirmative vote of the holders of a majority of the shares of Compex common stock outstanding on the record date is required to approve the Compex merger proposal. If necessary, the affirmative vote of the holders of a majority of the shares of Compex common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Compex merger proposal.
      The directors and executive officers of Compex beneficially owned and were entitled to vote, or shared the right to vote, outstanding shares representing approximately 1.4% of the total outstanding shares of Compex common stock on the record date.
Stockholder Rights (page 128)
      Currently, Compex shareholders’ rights are governed by Minnesota law and Compex’s articles of incorporation and bylaws and the rights agreement dated February 17, 2003, as amended. Encore stockholders’ rights are governed by Delaware law and Encore’s certificate of incorporation and bylaws.

After the merger, Compex shareholders will become Encore stockholders, whose stockholder rights will be governed by Delaware law and Encore’s certificate of incorporation and bylaws.
No Appraisal Rights (page 68)
      Neither Encore stockholders nor Compex shareholders will have appraisal rights in connection with the merger.
Listing of Encore Common Stock and Delisting of Compex Common Stock
      Application will be made to have the Encore common stock issued in connection with the merger approved for listing on the Nasdaq National Market, where Encore common stock is currently traded under the symbol “ENMC.” If the merger is completed, Compex common stock will no longer be listed on the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, and Compex will no longer file periodic reports with the SEC.
Conditions to the Merger (page 76)
      To complete the merger, a number of conditions must be satisfied. These include, among others:

•	approval of the merger agreement by the holders of a majority of Compex’s outstanding common stock entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose;

•	approval of the issuance of Encore’s common stock as consideration in the merger by a majority of the total votes cast at the special meeting by holders of Encore’s common stock outstanding as of the record date;

•	the procurement of all permits, approvals, clearances, filings and consents of governmental entities required to be procured by the parties in connection with the merger;

•	the absence of any stop order or judicial order or proceedings seeking a stop order or injunction in connection with the joint proxy statement/ prospectus;

•	there must not be any action by any governmental entity or law challenging or preventing the merger;

•	each of the parties must have performed in all material respects its obligations contained in the merger agreement, and each of the representations and warranties of the parties contained in the merger agreement which is qualified as to material adverse effect must be true and correct as of the date of the merger agreement, and as of the closing date of the merger (or if any such representation or warranty speaks of an earlier date, then such earlier date), and each of the representations and warranties of the parties contained in the merger agreement which is not qualified as to material adverse effect must, in the aggregate, be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger (or if any such representation or warranty speaks of an earlier date, then such earlier date);

•	there shall not have occurred any change, event, circumstance or development that has had a material adverse effect on the financial condition, properties, or results of operations of the parties;

•	the parties and their respective subsidiaries must have all necessary consents or approvals in connection with the merger and the transactions contemplated thereby;

•	Compex shall have delivered to Encore the resignations of all of the directors of Compex; and

•	Encore shall have assumed, negotiated continuation of, or tendered full payment in accordance with a payoff letter from U.S. Bank National Association for, all obligations under Compex’s $15 million U.S. Bank Credit Agreement.

      Encore or Compex, as applicable, may waive the conditions to completion of the merger to the extent that a waiver would be permitted by law.
Indemnification; Directors and Officers Insurance (page 78)
      Subject to the limitations contained in the merger agreement, the present and former directors and officers of Compex are entitled to indemnification by Encore and Compex if they suffer losses in connection with any matters existing or occurring on or prior to the effective time of the merger.
      After the merger, Encore has agreed that Compex shall also maintain its directors’ and officers’ liability insurance, or Encore shall provide for equivalent insurance, for a period of six years after the closing of the merger so long as the premium for such insurance is not in excess of 200% of the last annual premium paid by Compex prior to the consummation of the merger.
Expenses Related to the Merger (page 80)
      Generally, each party will bear its own fees and expenses related to the merger. Encore will pay all expenses of Encore-Snow Acquisition Corp. and the amount payable to First Albany Capital Inc., and Compex will pay the amount payable to Greene Holcomb & Fisher LLC.
Termination of the Merger Agreement (page 78)
      The merger agreement may be terminated and abandoned:

•	by mutual written consent of Encore and Compex;

•	by either Encore or Compex if the merger is not consummated on or before April 30, 2006;

•	by either Encore or Compex if Compex’s shareholders do not adopt the merger agreement;

•	by either Encore or Compex if Encore’s stockholders do not approve the issuance of Encore’s common stock to Compex shareholders as consideration in the merger;

•	by either Encore or Compex if any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable;

•	by Compex if prior to the adoption of the merger agreement by the Compex shareholders and assuming that Compex is not in material breach of the merger agreement, Compex’s board of directors authorizes Compex to enter into an alternative acquisition agreement, Compex notifies Encore in writing that it intends to enter into such agreement and Compex pays to Encore a termination fee as set forth in the merger agreement;

•	by either Encore or Compex if the other party breaches any representation, warranty, covenant or agreement made by such party in the merger agreement, or any such representation or warranty shall have become untrue, and such breach is not curable or, if curable, has not been cured or waived within the agreed upon time period;

•	by Compex if Encore shall have changed its recommendation to its stockholders to vote in favor of the issuance of Encore common stock as consideration in the merger;

•	by Compex if the average last sale price of Encore’s common stock (as quoted on the Nasdaq National Market during the 30 calendar days ending one trading day before the date of the Compex shareholders’ meeting) is less than $4.35; or

•	by Encore if Compex’s board of directors changes its recommendation to Compex’s shareholders to adopt the merger agreement, if Compex failed to take a vote of its shareholders on the merger at least three business days prior to the termination date, or if a tender or exchange offer for Compex’s outstanding shares of common stock has been publicly disclosed and Compex’s board of directors recommends that its shareholders tender their shares in such offer.

Termination Fee (page 79)
      The merger agreement provides that, under specified circumstances, Compex may be required to pay to Encore a termination fee in an amount equal to $3,250,000.
Material Federal Income Tax Consequences (page 66)
      Completion of the merger is conditioned upon Compex’s receipt of an opinion of its counsel that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as a reorganization, in general, Compex shareholders will not recognize any gain or loss on the exchange of their shares of Compex common stock for shares of Encore common stock pursuant to the merger, except for gain or loss recognized with respect to cash received in lieu of fractional shares.
      The tax consequences associated with the merger are complex and in some instances uncertain. Accordingly, Compex stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including tax return reporting requirements and applicable federal, state, local and foreign tax consequences to them of the merger in their particular circumstances. You should read the summary under the caption “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Material Federal Income Tax Consequences” for a discussion of the material U.S. federal income tax consequences of the merger, and “RISK FACTORS — Risks Related to the Merger.”
Compex’s Reasons for the Merger (page 51)
      Although Compex did not assign weight to any specific factor, among the factors considered by the Compex board of directors were the following:

•	Compex’s results of operations and financial position;

•	Future prospects of Compex’s business, with particular consideration of the effects of pending regulatory changes and potential reimbursement changes caused by competitive bidding under the Medicare Modernization Act, the current investment required by and competition faced by Compex’s European business, and the continuing investment required by its consumer business;

•	The historical market value, multiples of EBIT, EBITDA, revenue and earnings of Compex common stock as compared to the historical market value, multiples of EBIT, EBITDA, revenue and earnings of Encore common stock;

•	The financial terms of recent comparable business combinations in the electromedical stimulation and rehabilitation products industries;

•	The financial terms offered by a previous bidder and contacts made by Greene Holcomb & Fisher LLC with other potential buyers of Compex;

•	The results of operations and financial position of Encore;

•	The future prospects of Encore’s business, with regard to the broader product line offered by Encore and the banking relationships held by Encore;

•	The market liquidity of Encore common stock and analyst coverage of Encore; and

•	The opinion of Greene Holcomb & Fisher LLC that the consideration to be received by the holders of Compex common stock was fair, as of the date of such opinion, from a financial point of view.
      The Compex board of directors also considered the impact of the merger on its employees and customers.

Opinion of Compex’s Financial Advisor (page 52)
      In connection with the merger, Greene Holcomb & Fisher LLC delivered a written opinion to Compex’s board of directors to the effect that, as of November 11, 2005, and based upon and subject to the respective factors, assumptions and limitations set forth in the opinion, the exchange ratio specified in the merger agreement was fair, from a financial point of view, to the holders (other than Encore and its affiliates) of Compex’s common stock.
      The full text of the written opinion of Greene Holcomb & Fisher LLC dated November 11, 2005, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Compex’s shareholders are urged to read the opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. Greene Holcomb & Fisher LLC provided its opinion for the information and assistance of Compex’s board of directors in connection with its consideration of the merger. Greene Holcomb & Fisher LLC’s opinion is directed to the Compex board of directors and does not constitute a recommendation as to how any holder of Compex common stock should vote with respect to the merger.
Encore’s Reasons for the Merger (page 59)
      Encore’s reasons for entering into the merger agreement and a number of factors considered by Encore’s board of directors in determining whether to enter into the merger are described below:

•	The merger creates a stronger company competing in the electrical stimulation business with the ability for Encore to leverage its clinical rehabilitation business through its Chattanooga product lines into the broader rehabilitation business;

•	The geographic proximity between Compex and Encore’s Empi operations creates the opportunity to build best of breed management and operations between the two organizations;

•	The transaction will offer leverage of intellectual property, technology, research and development, engineering, sales and marketing, and patient billing operations;

•	The complementary sales forces will create a larger, stronger and broader calling effort, especially in advancing Empi’s expansion into the physician market;

•	Due to Encore’s significant surgical implant operations, the combined company will benefit from longstanding relationships with orthopedic surgeons nationwide; and

•	The combined company should enjoy improved manufacturing efficiencies and margins because Encore currently manufactures certain products that Compex sells as a distributor.
Opinion of Encore’s Financial Advisor (page 60)
      In connection with the merger, First Albany Capital Inc. delivered to the Encore board of directors a written opinion that, as of November 11, 2005, based upon and subject to the considerations and assumptions contained in the opinion, the merger consideration is fair from a financial point of view to the Encore stockholders. The opinion is attached to this joint proxy statement/ prospectus as Annex C. The opinion was provided for the information and assistance of the Encore board of directors in connection with its consideration of the merger. Encore’s stockholders are urged to read the opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. First Albany Capital Inc.’s opinion is directed to the Encore board of directors and does not constitute a recommendation as to how any holder of Encore common stock should vote with respect to the merger.

Accounting Treatment (page 68)
      Encore will account for the merger as a “purchase” for accounting purposes.
No Solicitation
      The merger agreement generally restricts the ability of Compex to initiate or solicit any proposal or engage in, continue, or otherwise participate in any discussions or negotiations with any third party regarding any proposal to acquire significant stock of, or to merge with or engage in any similar business combination with, Compex. However, if Compex receives an unsolicited acquisition proposal from a third party and Compex’s board of directors determines in good faith, after consultation with its outside counsel and/or its financial advisor, that failure to provide information in response to a request from the third party is reasonably likely to result in a breach of their respective fiduciary duties under applicable law or that such proposal is reasonably likely to result in a superior proposal or is a superior proposal, and Compex complies with specified procedures and satisfies specified conditions contained in the merger agreement, then Compex may furnish information in response to the request, engage in discussions or negotiations with the third party or approve, adopt or recommend the third party’s proposal to Compex’s shareholders.
Regulatory Approvals (page 68)
      Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/ prospectus as the HSR Act, the merger may not be consummated until the applicable waiting period requirements of the HSR Act have been satisfied. The early termination of the waiting period was granted on January 18, 2006. Although each state and foreign country in which Encore or Compex has operations also may review the merger under applicable state or foreign antitrust laws, the parties feel that no such review is required.
Interests of Certain Persons in the Merger (page 65)
      When considering the recommendation of its board of directors with respect to the merger agreement, Compex shareholders should be aware that Compex’s directors and executive officers, as individuals, have interests in the merger that are in addition to, or different from, the interests of Compex shareholders generally. The employment agreements of each of the executive officers of Compex other than Dan W. Gladney, Compex’s President and Chief Executive Officer, provide that, if their employment is terminated within one year after the merger, they will be entitled to one full year salary, rather than six months salary, as severance compensation. In the event that their employment is terminated within one year after the merger, Mr. Youngstrom, Compex’s Chief Financial Officer and Vice President of Finance, will be entitled to $418,562 severance pay; Mr. Masko, Compex’s President of Worldwide Consumer Products, will be entitled to $414,000 severance pay; Mr. Goodpaster, Compex’s Vice President of Sales Operations for the U.S. Medical Division, will be entitled to $376,740 severance pay; and Mr. Chrystal, Compex’s Vice President of Manufacturing Operations, will be entitled to $320,860 severance pay. Mr. Gladney’s employment agreement provides that if he is terminated after the merger, he will be entitled to two years’ salary, or $861,836, plus continuation of welfare benefits for two years and payment of a pro rata portion of the current years’ bonus. Further, all currently unvested options to purchase shares of Compex common stock and the restricted stock granted to each of Compex’s executive officers will vest upon consummation of the merger.

Summary Historical Financial Data
      We are providing the following information to aid you in your analysis of the financial aspects of the merger. We derived this information from: (1) the audited financial statements of Encore for each of the years in the five-year period ended December 31, 2004, (2) the audited financial statements of Compex for each of the years in the five-year period ended June 30, 2005, (3) the unaudited financial statements of Encore for the three- and nine-month periods ended October 1, 2005 and October 2, 2004, and (4) the unaudited financial statements of Compex for the three-month periods ended September 30, 2005 and September 30, 2004. The unaudited interim consolidated financial statements are not necessarily indicative of the results for the remainder of the fiscal year or any future period.
      This information is only a summary, and you should read it in conjunction with Encore’s audited consolidated financial statements and related notes, Encore’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2004, contained in Encore’s Annual Report on Form 10-K, and Form 8-K filed December 19, 2005, Encore’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the quarter ended October 1, 2005, contained in Encore’s Quarterly Report on Form 10-Q, Compex’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended June 30, 2005 and the quarter ended September 30, 2005 starting at page 105 of this joint proxy statement/ prospectus and Compex’s consolidated financial data attached to this joint proxy statement/ prospectus as Annex E. See also the section “WHERE YOU CAN FIND MORE INFORMATION.”

Summary Selected Historical Consolidated Financial Data of Encore
Encore Medical Corporation

	Three Months Ended		Nine Months Ended		For the Year Ended December 31,

	Oct. 1, 2005	Oct. 2, 2004	Oct. 1, 2005	Oct. 2, 2004	2004	2003	2002	2001		2000

	(Unaudited)		(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data:
Net sales	$72,726	$26,801	$218,714	$79,677	$148,081	$93,029	$78,034	$33,732		$30,028
Gross margin	44,917	14,492	132,656	42,823	82,139	48,766	40,648	21,814		15,045
Net income (loss) from continuing operations(2)	2,707	1,173	6,188	4,387	5,128	(1,769)	655	(3,388	) (1)(3)	(3,263)
Basic income (loss) per share from continuing operations(2)	$0.05	$0.03	$0.12	$0.10	$0.11	$(0.08)	$0.06	$(0.36	) (3)	$(0.36)
Diluted income (loss) per share from continuing operations(2)	$0.05	$0.03	$0.12	$0.10	$0.11	$(0.08)	$0.02	$(0.36	) (3)	$(0.36)
Weighted average number of common shares outstanding:
Basic	51,791	42,916	51,744	42,870	44,936	20,848	10,429	9,355		8,990
Diluted	52,491	44,035	52,395	44,272	46,281	20,848	26,477	9,355		8,990

		At December 31,
	At Oct. 1,
	2005	2004	2003	2002	2001	2000

	(Unaudited)
Balance Sheet Data
Working capital	$91,957	$92,866	$81,730	$27,592	$16,338	$20,850
Total assets	553,628	552,139	136,380	93,755	51,662	38,494
Current portion of long-term debt	10,321	8,346	1,088	2,692	8,407	3,232
Long-term debt, net of current portion	309,005	307,207	5,383	34,129	1,937	13,750
Stockholders’ equity	164,366	160,317	113,109	41,029	32,177	17,820

(1)	This amount includes other charges of which $917,000 related to compensation expense associated with Encore’s stock exchange program, which is comprised of $37,000 included in cost of goods sold; $186,000 included as research and development expense; and $694,000 included as selling general and administrative expense.

(2)	The above income (loss) and income (loss) per share information excludes the effects of Encore’s orthopedic soft goods (“OSG”) product line, which Encore sold on August 8, 2005. Accordingly, the OSG operations have been included as a discontinued operation within Encore’s historical financial statements, and thus, excluded from the continuing operations results presented above. Refer to Note 19 within Encore’s consolidated financial statements for the fiscal year ended December 31, 2004, incorporated by reference herein.

(3)	The net loss from continuing operations for the year ended December 31, 2001 includes the impact of an approximate $3.7 million beneficial conversion feature associated with Encore’s Series A preferred stock.
      The 2002 data includes $46.1 million in sales related to the Orthopedic Rehabilitation Division as a result of Encore’s acquisition of Chattanooga Group, Inc. The 2004 data includes $41.4 million in sales related to the Orthopedic Rehabilitation Division as a result of Encore’s acquisition of Empi, Inc. on October 4, 2004. See Notes 1, 13, and 14 of the consolidated financial statements for additional information related to these acquisitions.

Summary Selected Historical Consolidated Financial Data of Compex
Compex Technologies, Inc.
      The following table summarizes Compex’s selected historical consolidated financial data and should be read in conjunction with Compex’s consolidated financial statements, and the notes thereto, included in Annex E and made part of this proxy statement/ prospectus. The financial data for the five years ended June 30, 2005 has been derived from Compex’s audited consolidated financial statements. The financial data as of and for the three months ended September 30, 2005 and 2004 has been derived from Compex’s unaudited condensed consolidated financial statements included in Annex E and made a part of this proxy statement/ prospectus. In the opinion of Compex’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the three months ended September 30, 2005 and 2004 have been reflected therein. Operating results for the three months ended September 30, 2005 and 2004 are not necessarily indicative of the results that may be expected for the full year.

	For the Three
	Months Ended
	September 30,		For the Year Ended June 30,

	2005	2004	2005	2004	2003	2002	2001

	(In thousands, except per share amounts)
Statement of Operations Data:
Revenue	$27,644	$21,654	$96,074	$85,961	$75,460	$72,507	$62,957
Gross profit	$18,506	$14,739	$65,129	$57,525	$52,882	$48,973	$43,245
Net income	$1,352	$229	$2,551	$3,050	$4,962	$4,942	$3,320
Basic earnings per share	$0.11	$0.02	$0.20	$0.26	$0.45	$0.45	$0.31
Diluted earnings per share	$0.11	$0.02	$0.20	$0.24	$0.45	$0.44	$0.31
Weighted average number of common shares outstanding
Basic	12,592	12,454	12,472	11,805	10,952	10,868	10,638
Diluted	12,592	13,021	12,853	12,684	11,069	11,115	10,693

		June 30,
	September 30,
	2005	2005	2004	2003	2002	2001

Balance Sheet Data:
Working capital	$38,533	$38,559	$37,483	$26,578	$25,778	$22,392
Total assets	$90,932	$89,319	$76,209	$65,652	$57,478	$51,496
Current portion of long-term debt	$11,907	$9,115	$3,469	$9,864	$2,521	$2,430
Long-term debt, net of current portion	$2,889	$4,127	$2,436	$1,217	$6,455	$10,434
Shareholders’ equity	$60,169	$58,319	$56,331	$41,545	$35,281	$28,459

Summary Unaudited Pro Forma Combined Financial Information
      The following table sets forth a summary of unaudited pro forma combined financial information for Encore, Empi and Compex as a combined company, giving effect to the acquisition of Empi and the merger between Encore and Compex. The unaudited pro forma combined balance sheet as of October 1, 2005 gives effect to the Compex merger as if the merger had occurred on October 1, 2005. The accompanying unaudited pro forma combined statements of operations for the year ended December 31, 2004 give effect to the acquisition of Empi, Inc., and to the Compex merger as if they had occurred on January 1, 2004. The accompanying unaudited pro forma combined statements of operations for the nine months ended October 1, 2005 give effect to the Compex merger as if the merger had occurred on January 1, 2004.
      The summary unaudited pro forma combined financial information reflects pro forma adjustments that are described in the notes accompanying the Unaudited Pro Forma Combined Financial Information included in this prospectus and are based on available information and certain assumptions that management of Encore believes is reasonable but are subject to change. In Compex’s and Encore’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made.
      The unaudited pro forma combined financial information does not purport to represent what the results of operations or financial position would actually have been had the Compex merger occurred on such dates or to project the results of operations or financial position for any future date or period. The unaudited pro forma combined financial information reflects Compex’s and Encore’s preliminary estimates of the allocation of the purchase price for Encore’s acquisition of Compex and is subject to change. The final allocation of the purchase price for Encore’s acquisition of Compex will be based on the actual purchase price, the net tangible and intangible assets acquired and liabilities assumed and will be determined after completion of the post-acquisition process, including the audit of the closing balance sheet of Compex and a final valuation of acquired net tangible and intangible assets prepared by independent valuation specialists.
      This information is only a summary and you should read the following unaudited pro forma combined financial information in conjunction with “Unaudited Pro Forma Combined Financial Information,” included elsewhere in this joint proxy statement/ prospectus. In addition, you should carefully read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Encore’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005 and Encore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and the consolidated financial statements and related notes of Encore, Empi and Compex incorporated by reference or included in this prospectus.

		Pro Forma
	Pro Forma	Nine Months
	Year Ended	Ended
	December 31, 2004	October 1, 2005

	(Unaudited)
	(Dollars in thousands)
Statement of Operations Data:
Sales	$356,509	$295,566
Gross margin	219,505	184,808
Income from continuing operations	40,669	35,423
Income from continuing operations before taxes and minority interests	6,064	13,510
Net income from continuing operations	3,404	8,168
Other Financial Data:
Depreciation and amortization	11,822	12,554
Capital expenditures	11,350	8,341

Pro Forma at
October 1, 2005

(Unaudited)
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,361
Total assets	689,072
Total debt	334,368
Stockholders’ equity	259,581

Comparative Per Share Information
      The following table presents certain unaudited historical per share and combined pro forma per share information of Encore and Compex after giving effect to the merger using the purchase method of accounting.
      The pro forma information does not purport to be indicative of the results of future operations or the results that would have occurred had the merger of Encore and Compex been consummated at the beginning of the period presented. The information set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of Encore incorporated by reference in this joint proxy statement/ prospectus, the financial statements and notes thereto of Compex included in the joint proxy statement/ prospectus, and the unaudited pro forma condensed combined consolidated financial information included elsewhere in this joint proxy statement/ prospectus. The unaudited pro forma combined and unaudited pro forma equivalent per share information: (i) combine the results of operations and financial position of Encore at and for the year ended December 31, 2004 with the results and financial position of Compex at and for the year ended June 30, 2005; and (ii) combine the results of operations and financial position of Encore at and for the three- and nine-month periods ended October 1, 2005, and Compex at and for the three-month period ended September 30, 2005.
      The following calculations were used in deriving the per share information:

•	Book value per share is computed by dividing total stockholders’ equity by the equivalent number of common shares outstanding as of October 1, 2005 and December 31, 2004 for Encore and as of September 30, 2005 and June 30, 2005 for Compex.

•	Encore’s unaudited pro forma combined book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock that would have been outstanding had the merger been consummated as of October 1, 2005 and December 31, 2004.

•	Compex’s unaudited pro forma equivalent amounts are calculated by multiplying the Encore pro forma combined per share income amounts and book value by the exchange ratio of 1.40056.

	At and for the
	Nine-Month	At and for the
	Period Ended	Year Ended
Encore	October 1, 2005	December 31, 2004

Historical Per Common Share Information:
Net income from continuing operations — basic	$0.12	$0.11
Net income from continuing operations — diluted	$0.12	$0.11
Book value	$3.14	$3.07
Unaudited Pro Forma Combined Per Common Share Information:
Net income from continuing operations — basic	$0.12	$0.05
Net income from continuing operations — diluted	$0.11	$0.05
Book value	$3.71	$3.65

	At and for the
	Three-Month	At and for the
	Period Ended	Year Ended
Compex	September 30, 2005	June 30, 2005

Historical Per Common Share Information:
Net income — basic	$0.11	$0.20
Net income — diluted	$0.11	$0.20
Book value	$4.77	$4.66

	At and for the
	Nine-Month	At and for the
	Period Ended	Year Ended
	October 1, 2005	December 31, 2004

Unaudited Pro Forma Combined Equivalent Per Common Share Information:
Net income from continuing operations — basic	$0.17	$0.07
Net income from continuing operations — diluted	$0.15	$0.07
Book value	$5.19	$5.11

Comparative Market Value Information
Encore’s Market Price Data and Dividends
      Encore common stock is traded on the Nasdaq National Market under the ticker symbol “ENMC.” The following table sets forth the high and low sales prices of shares of Encore common stock as reported by the Nasdaq National Market for the periods referenced below.

	Common Shares

Year Ended	High	Low

December 31, 2003
First Quarter	$3.50	$1.89
Second Quarter	$4.16	$1.98
Third Quarter	$7.83	$3.36
Fourth Quarter	$8.74	$5.75
December 31, 2004
First Quarter	$9.45	$7.37
Second Quarter	$8.79	$5.99
Third Quarter	$6.46	$3.80
Fourth Quarter	$7.18	$4.40
December 31, 2005
First Quarter	$6.86	$4.49
Second Quarter	$5.98	$3.86
Third Quarter	$6.15	$4.46
Fourth Quarter	$5.56	$4.41
December 31, 2006
First Quarter (through January 18, 2006)	$5.14	$4.77
      The last reported sales prices of shares of Encore common stock as reported by the Nasdaq National Market on November 11, 2005 and January 18, 2006 were $5.15 and $4.89, respectively. November 11, 2005 was the last full trading day prior to the public announcement of the merger agreement. January 18, 2006 was the last practicable trading day prior to the date of this joint proxy statement/ prospectus.
      Encore has never declared or paid any cash dividends on its capital stock and does not currently intend to pay any cash dividends in the future.

Compex’s Market Price Data and Dividends
      Compex common stock is traded on the Nasdaq National Market under the symbol “CMPX.” The following table sets forth the high and low sales prices of shares of Compex common stock as reported by the Nasdaq National Market for the periods referenced below.

	Common Shares

Year Ended	High	Low

June 30, 2003
Third Quarter	$3.83	$2.35
Fourth Quarter	$4.95	$2.60
June 30, 2004
First Quarter	$8.50	$4.60
Second Quarter	$12.50	$7.30
Third Quarter	$10.54	$7.26
Fourth Quarter	$9.42	$4.86
June 30, 2005
First Quarter	$6.32	$4.65
Second Quarter	$5.90	$4.35
Third Quarter	$5.29	$4.06
Fourth Quarter	$5.25	$3.06
June 30, 2006
First Quarter	$4.70	$3.61
Second Quarter	$7.20	$3.63
Third Quarter (through January 18, 2006)	$6.74	$6.29
      The last reported sales prices of shares of Compex common stock as reported by the Nasdaq National Market on November 11, 2005, and January 18, 2006 were $4.88 and $6.40, respectively. November 11, 2005 was the last full trading day prior to the public announcement of the merger agreement. January 18, 2006 was the last practicable trading day prior to the date of this joint proxy statement/ prospectus.
      Compex has never paid any cash dividends on its common stock.

RISK FACTORS
      As a result of the merger, the business of the surviving corporation, Compex Technologies, Inc., will be subject to the following new or increased risks related to Encore’s other businesses and/or the structure of the merger. In addition, as a result of the merger, Encore’s stockholders will be subject to the following new or increased risks related to the merger, Compex and/or the combined company after the merger. You should also read and consider the other risks associated with Encore’s business because those risks will also affect the combined company. Those other risks can be found in Encore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. This report is filed with the SEC and incorporated by reference into this joint proxy statement/ prospectus. Investing in Encore’s common stock involves a high degree of risk and you may lose part or all of your investment in Encore’s shares. Please read the section titled “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.”
Risks Related to the Merger

If Encore and Compex are not successful in integrating their organizations, the anticipated benefits of the transaction may not be realized.
      If Encore and the stockholders of the combined company, including the shareholders of Compex, are to realize the anticipated benefits of the transaction, the operations of Encore and Compex must be integrated and combined efficiently. Encore cannot assure you that the integration will be successful or that the anticipated benefits of the merger will be fully realized. Failure to successfully integrate the organization could negatively impact any possible appreciation in the value of Encore common stock. Similarly, Encore cannot guarantee that the Compex shareholders will achieve greater value through their ownership of Encore common stock than they would have achieved as shareholders of Compex as a separate entity. The dedication of Encore’s management resources to integration activities relating to this merger and other acquisitions Encore may pursue in the future may detract attention from the day-to-day business of the combined company. The difficulties of integration may be increased by the need to integrate personnel with disparate business backgrounds and combine different corporate cultures. This integration may also be more difficult due to Encore’s integration challenges as a result of any future acquisitions. Encore cannot assure you that there will not be substantial costs associated with the integration process, that certain operations of either or both companies may have to be consolidated or eliminated, that such consolidation or elimination may entail significant costs, that certain personnel may be entitled to severance payments if their positions are eliminated, that integration activities will not result in material write downs in assets, charges to earnings from possible discontinued operations, a decrease in revenues or a decrease in the value of Encore common stock, or that there will not be other material adverse effects from Encore’s integration efforts.

If the merger does not qualify as a reorganization for federal income tax purposes, the receipt of Encore stock will be a taxable event to Compex’s shareholders.
      Encore and Compex each anticipate that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, also referred to as the Code. Compex will receive an opinion of counsel that, subject to certain qualifications and limitations set forth in the opinion, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The opinion of counsel will be given in reliance on customary representations and assumptions as to factual matters provided by the management of Encore and the management of Compex. In the event that any of these representations or assumptions are incorrect and the ultimate facts do not support reorganization treatment, the opinion of counsel cannot be relied upon. If the merger does not qualify as a reorganization, the merger will result in the recognition of a gain or loss for Compex shareholders for federal income tax purposes, with the amount of such gain or loss equal to such shareholder’s adjusted tax basis in the Compex common stock surrendered and the fair market value of the Encore common stock received in exchange therefor. See “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Material Federal Income Tax Consequences.”

The market value of the Encore common stock that Compex shareholders will receive in the merger may be lower than expected.
      In the merger, Compex shareholders will have the right to receive 1.40056 shares of Encore common stock in exchange for each outstanding share of Compex common stock held by them. However, this exchange ratio is subject to adjustment. In the event that the exchange ratio multiplied by the average last sale price of Encore’s common stock (as quoted as the Nasdaq National Market during the 30 calendar days ending one trading day before the date of Compex’s shareholders’ meeting to approve the merger) is less than $6.50 (in effect, if the average last sale price of Encore common stock is less than $4.64), the exchange ratio shall be increased so that the exchange ratio multiplied by the average last sale price of Encore’s common stock is equal to $6.50. If this occurs, Encore will issue more shares of its common stock in the merger, and the ownership of holders of Encore common stock will be diluted. Nevertheless, if the average last sale price of Encore common stock is less than $4.35, the exchange ratio will be fixed at 1.49425 shares of Encore common stock for each share of Compex common stock. In this case, holders of Compex common stock will receive Encore common stock valued at less than $6.50. If the average last sale price of Encore common stock is less than $4.35, however, Compex’s board of directors has the right to terminate the transaction. If the exchange ratio multiplied by the average last sale price of Encore’s common stock is more than $8.50 (in effect, if the average last sale price of Encore common stock is more than $6.07), the exchange ratio shall be decreased so that the exchange ratio multiplied by the average last sale price of Encore common stock is equal to $8.50, and the Compex shareholders will receive fewer shares of Encore common stock for each share of Compex common stock they hold than they would have received if the average last sale price of Encore’s common stock had not increased above $6.07.
      The market value of Encore common stock when the merger is completed may vary from the market value of Encore common stock as of the date of this joint proxy statement/ prospectus or as of the date of the special meeting of Compex shareholders and the special meeting of Encore stockholders. For example, from December 1, 2004 to November 30, 2005, the sale price of Encore common stock ranged from a low of $3.86 per share to a high of $7.18 per share, as reported on the Nasdaq National Market. This variation may result from ordinary trading fluctuations as well as changes in the business, operations or prospects of Encore, general market and economic conditions, and other factors that may affect Encore common stock differently from Compex common stock. If the market value of Encore common stock declines prior to the effective time of the merger, the market value of the stock issued to Compex shareholders in the merger could be lower than expected. The historical prices of Encore common stock and Compex common stock included in this joint proxy statement/ prospectus may not be indicative of their respective prices on the date the merger is effective. Stockholders are urged to obtain recent market quotations for Encore common stock and Compex common stock. Future market prices of Encore common stock and Compex common stock cannot be guaranteed or predicted.

The merger is subject to conditions to closing that could result in the merger being delayed or not consummated, which could negatively impact Encore’s or Compex’s stock price and future business and operations.
      The merger is subject to conditions to closing as set forth in the merger agreement. If any of the conditions to the merger are not satisfied and, where waiver is permissible, not waived, the merger will not be consummated. Failure to consummate the merger could negatively impact Encore’s or Compex’s stock price and future business and operations. Any delay in the consummation of the merger or any uncertainty about the consummation of the merger may adversely affect the future businesses, growth, revenue and results of operations of either or both of the companies or the combined company.

Encore and Compex may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.
      The conditions to Encore’s and Compex’s obligations to complete the merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Encore and Compex, depending upon the condition. The board of directors of Encore or Compex, as applicable, will evaluate the materiality of any such waiver to determine whether amendment of the joint proxy statement/ prospectus and resolicitation of proxies is necessary. In the event that the board of directors of Encore or Compex determines any such waiver is not significant enough to require resolicitation of stockholders, it will have the discretion to complete the merger without seeking further stockholder approval.

Directors and executive officers of Compex may have interests in the merger that are different from, or in addition to, the interests of Compex shareholders.
      Some of the executive officers of Compex, one of whom is also a director, who recommend that shareholders vote in favor of the merger agreement and the merger or otherwise support the merger have employment, change in control or severance agreements or benefit arrangements that provide them with interests in the merger that differ from or are in addition to those of Compex shareholders. The entitlement to compensation or other benefits as a result of the merger, including change in control or severance benefits or the continuation of indemnification arrangements for current directors and officers of Compex following completion of the merger, may influence directors and executive officers in supporting the merger or in making their recommendation that you vote in favor of the merger agreement. For more information about these interests, see the section entitled “PROPOSAL NUMBER ONE: THE MERGER PROPOSALS — Interests of Certain Persons in the Merger.”

Encore and Compex will incur substantial expenses whether or not the merger is completed.
      Encore and Compex will incur substantial expenses related to the merger whether or not the merger is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. Encore currently expects to incur approximately $2.6 million in transactional expenses, approximately $1.6 million of which are not contingent on the completion of the merger. Compex currently expects to incur approximately $1.9 million in transactional expenses, approximately $800,000 of which are not contingent on the completion of the merger. Moreover, in the event the merger agreement is terminated, Compex may, under certain circumstances, be required to pay a $3.25 million termination fee. Also, should the merger agreement be terminated due to a breach of the merger agreement by one of the parties, such party could owe significant damages to the other. See “TERMS OF THE MERGER AGREEMENT — Fees and Expenses.”

In the event the merger is completed, Encore will incur significant additional expenses in connection with the integration of the two businesses.
      In the event the merger is completed, Encore expects to incur significant additional expenses in connection with the integration of the two businesses, including integrating personnel, geographically diverse operations, information technology systems, customers, and strategic partners of each company and implementing consistent standards, policies, and procedures, and may be subject to possibly material write downs in assets and charges to earnings from possible discontinued operations, which may include severance pay and other costs.

Encore and Compex both depend on key personnel, and the loss of any of these key personnel because of uncertainty regarding the merger, either before or after the merger, could hurt the businesses of Encore, Compex or the combined company because of these employees’ experience in the medical device industry.
      Encore and Compex depend on the services of their key senior executives and other technological experts because of their experience in the medical device, orthopedic and healthcare industries. Current and prospective employees of Encore and Compex may, either before or after the merger, experience uncertainty about their future roles with the combined company, which may adversely affect the performance of such personnel and the ability of each company to retain and attract key personnel. The loss of the services of one or more of these key employees or the inability of Encore, Compex or the combined company to attract, train, and retain qualified employees could result in the loss of customers or otherwise inhibit the ability of Encore, Compex or the combined company to integrate and grow the business effectively.

The merger agreement limits Compex’s ability to pursue an alternative transaction proposal to the merger and requires Compex to pay a termination fee if it does.
      The merger agreement prohibits Compex from initiating, soliciting, encouraging, engaging in, continuing or otherwise participating in discussions or negotiations regarding alternative transaction proposals with any third party, subject to exceptions set forth in the merger agreement. In addition, due to the termination provisions and termination fee obligations of Compex in the merger agreement, it is possible that a third party who might be interested in pursuing a business combination with Compex will be discouraged from doing so. Any third party proposal might be advantageous to the shareholders of Compex when compared to the terms and conditions of the transaction described in this joint proxy statement/ prospectus. In particular, the termination fee obligations of Compex imposed by the merger agreement may deter third parties from proposing alternative business combinations that might result in greater value to Compex shareholders than the merger. In addition, in the event that the merger agreement is terminated by Encore or Compex in circumstances that obligate Compex to pay a termination fee, including where Compex terminates the merger agreement because its board of directors withdraws its support of the merger, Compex’s stock price may decline as a result of its payment of the termination fee. See the sections entitled “TERMS OF THE MERGER AGREEMENT — Acquisition Proposals” and “TERMS OF THE MERGER AGREEMENT — Effect of Termination.”

Encore and Compex shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
      After the completion of the merger, current Encore stockholders will own a significantly smaller percentage of the combined company than they currently own of Encore, and current Compex shareholders will own a significantly smaller percentage of the combined company than they currently own of Compex. Following completion of the merger, and based upon the outstanding Encore common stock and Compex common stock, and options to purchase Encore common stock and Compex common stock, as of November 30, 2005, Encore stockholders will own approximately 75% of the combined company, and former Compex shareholders will own approximately 25% of the combined company. Consequently, Encore and Compex shareholders will exercise less influence over the management and policies of the combined companies than they currently exercise over the management and policies of Encore and Compex, respectively.

Encore may pursue additional acquisitions in the future.
      Encore may, as part of its business strategy, pursue additional acquisitions of companies or businesses. Any acquisition strategy is subject to inherent risk, including risks that Encore will not be able to identify potential partners, successfully negotiate economically beneficial terms, successfully integrate such business, retain its key employees and achieve the anticipated revenue, cost benefits or synergies. Additionally, Encore may issue additional shares in connection with any future acquisition which could dilute the holdings of Encore common stock held by former Compex shareholders and current Encore stockholders.

Following completion of the merger, the combined company will continue to face a number of risks related to its business that are currently faced by Encore and Compex.
      Encore and Compex currently each face significant risks with respect to each of their businesses, the occurrence of which would materially adversely affect their operating results or financial condition. These matters include risks related to the following:

•	the medical device, orthopedic and healthcare industries, including technological change, and competition in both the domestic and international marketplaces;

•	the business and operations of each of Encore and Compex, including research and development, manufacturing, and product development;

•	concentration of customers and suppliers;

•	protection of intellectual property;

•	international business operations and foreign sales, including changes in a specific country’s or region’s political or economic conditions, healthcare reimbursement policies such as is currently the case in Germany for Encore’s continuous passive motion devices, low cost competition faced by Compex’s European operations, laws and regulations that restrict repatriation of earnings, difficulty in recruiting trained personnel, language and cultural differences and changes in foreign currency exchange rates; and

•	legal and regulatory matters.
      In the event the merger is completed, it is expected that the combined company will continue to face these or similar risks in the operation of the combined business. A more complete discussion of each of these risks individually (a) with respect to Encore, is set forth in Encore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (b) with respect to Compex, is set forth in “RISK FACTORS — Risks Related to Compex’s Business.”

Encore and Compex may not be able to generate or raise sufficient cash to fund their operations, separate or combined.
      In recent periods, Compex has not generated cash from operations, Encore has had varying amounts of operating income and both companies have substantial cash needs. Among other things, total fees and costs of both companies associated with the merger are currently projected to be approximately $4.5 million. Assuming completion of the merger on or around February 28, 2006, Encore projects that the total combined cash and cash equivalents of the two companies will be less than $24 million. In connection with the merger, Encore will be amending its senior credit facility to increase its revolving line of credit from $30 million to $50 million. Encore expects that the capital resources of the combined company, together with revenue derived from product sales, will be sufficient to meet the combined company’s working capital needs at least through 2007. After that, Encore may need to raise additional funds. Encore may not be able to obtain additional financing on favorable terms, or at all. If Encore is unable to generate sufficient capital on acceptable terms to fund its operations, it may not be able to further develop, enhance or expand the market for its products and services, and the combined company could fail.

Failure to complete the merger could negatively impact both Encore and Compex and their stockholders.
      If the merger is not completed for any reason, Encore and Compex and their stockholders will be subject to a number of material risks, including:

•	the provision in the merger agreement that, under specified circumstances, Compex could be required to pay to Encore a termination fee of $3.25 million and, in the event Encore must sue for payment, Encore’s reasonable costs and expenses in connection with such suit, and either Encore or Compex could be required to pay damages to the other in the event it breaches the merger agreement;

•	litigation between the two companies may occur;

•	the market price of Encore common stock and Compex common stock may decline to the extent that the current market price of such shares reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed;

•	benefits that Encore and Compex expect to realize from the merger would not be realized; and

•	the diversion of management attention from the day-to-day businesses of the companies, and the unavoidable disruption to their respective employees and customers during the period before completion of the merger, may make it difficult for Encore or Compex to regain their financial and market positions if the merger does not occur.
      In addition, as the merger becomes more imminent, Compex and Encore may begin to make planning and operations decisions on the basis that the merger will be completed. These planning and operations decisions may have been different had Compex or Encore not entered into the merger agreement. These decisions might materially change expected revenue, operating expenses, earnings and cash flow achieved by the combined company. Moreover, the merger agreement contains restrictions on Compex’s incurrence of debt and issuance of equity securities while the merger is pending. If the merger is not completed, not only will Compex not have the benefit of Encore’s cash or have obtained other financing, but both Compex and Encore also will have incurred a significant amount of non-operating expenses associated with the merger that they otherwise would not have incurred. Consequently, if the merger is not completed, the financial condition of Compex likely will be worse than it would have been had it never entered into the merger agreement. If the merger is not completed, Compex’s stock would no longer be influenced by the exchange ratio established by the merger agreement, which could negatively impact Compex’s current market valuation and stock price.

Sales by Encore stockholders or former Compex shareholders could cause Encore’s common stock price to decline.
      As of December 15, 2005, two entities, Galen Partners and TC Group, each beneficially owned more than 5% of the outstanding shares of Encore’s common stock. Assuming that the merger is completed, the former shareholders of Compex will own approximately 25% of the combined company, subject to the assumptions and adjustments discussed elsewhere in this joint proxy statement/ prospectus, although no former Compex shareholder will beneficially own more than 5% of the outstanding shares of Encore’s common stock. The market price of Encore common stock could decline as a result of sales of a large number of shares in the market. These sales may also make it more difficult for the combined company to sell equity securities in the future at a time and at a price that Encore deems appropriate to raise funds through future offerings of common stock.
      The Encore common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Encore common stock issued to any person who is deemed to be an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Compex. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Compex and include Compex directors and certain officers as well as its principal shareholders. Affiliates may not sell their Encore common stock acquired in the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act;

•	an exemption under Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Customer, supplier and employee uncertainty related to the merger could harm the combined company.
      Encore and Compex customers and suppliers may, in response to the announcement or completion of the merger, delay purchasing or supply decisions or otherwise alter existing relationships with Encore or Compex. Compex believes that its revenues may be adversely affected by these factors between the dates of the announcement of the merger and the effective date of the merger. Customer and supplier decisions or other adverse changes in the business relationships of Encore and Compex with their respective customers and suppliers could adversely affect the business of the combined company. Similarly, current and prospective Compex and Encore employees may experience uncertainty about their future as employees of the combined company until strategies with regard to Compex are announced or executed. This may adversely affect Encore’s or Compex’s ability to attract and retain, and may affect the performance during the transition period of, key management, sales, marketing and technical personnel.

Risks Related to the Businesses of Encore and Compex

Changes in international regulations regarding coverage and reimbursement for Encore’s and Compex’s products could adversely affect their business and results of operations.
      The success of Encore and Compex in international markets depends upon the eligibility of their products for coverage and reimbursement through government-sponsored healthcare payment systems. Coverage and reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for government reimbursement. In addition, healthcare cost containment efforts similar to those undertaken in the United States are prevalent in many of the foreign countries in which Encore’s and Compex’s products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent measures for coverage and in lower reimbursement. Any developments in Encore’s and Compex’s foreign markets that eliminate or reduce reimbursement rates for their products could have an adverse effect on their ability to sell their products or cause their customers to use less expensive products in these markets. For Encore, new regulations in Germany, Encore’s largest market, have significantly reduced the reimbursement available for several of Encore’s key products including continuous passive motion devices and bracing products. This has adversely affected Encore’s sales and profitability from German operations and such negative impacts are expected to continue for the foreseeable future.

Encore and Compex both operate in a highly competitive business environment and their inability to compete effectively could adversely affect their business prospects and results of operations.
      The markets in which Encore and Compex sell their products are all highly competitive. The market for Encore’s surgical implant products is dominated both domestically and internationally by a small number of very large companies. In the orthopedic rehabilitation market, there are both large and small companies, in both the domestic and international markets, with which Encore and Compex compete. The competitors in the physical therapy products market include several large, diversified companies with significant market share and numerous smaller niche companies. Competition is strong in many of the international markets where Compex offers its products. Encore and Compex may not be able to offer products similar to or more desirable than their competitors, or at a price comparable to that of their competitors. Many of Encore’s and Compex’s competitors have:

•	greater financial and other resources;

•	more widely accepted products;

•	endorsements of healthcare professionals;

•	a larger product portfolio;

•	superior ability to maintain new product flow;

•	greater research and development and technical capabilities;

•	patent portfolios that may present an obstacle to their conduct of business;

•	stronger name recognition;

•	larger sales and distribution networks; and/or

•	international manufacturing facilities that enable them to avoid the transportation costs and foreign import duties associated with shipping products manufactured in the United States to international customers.
      Accordingly, Encore and Compex may be at a competitive disadvantage with respect to these competitors. These factors may be material to Encore’s and/or Compex’s ability to develop and sell their products. Their failure to compete effectively in developing and selling their products would have an adverse effect on each company’s results of operations and financial condition.

The reported results from the home rehabilitation businesses of Encore and Compex may be adversely affected by increases in reserves for sales allowances, rebates, product returns, rental credits, uncollectible accounts receivable, and inventory.
      Both Encore and Compex have a large balance of receivables and have established reserves for the portion of such receivables that they estimate will not be collected. Encore and/or Compex may experience changes in their rates of collection of current accounts receivable or past-due receivables recorded for previous fiscal periods. Changes in their collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors or changes in industry rates or pace of reimbursement. Historically, the reserve for uncollectible receivables for both Encore and Compex has fluctuated and their reserves will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require Encore and/or Compex to increase their reserve for uncollectible receivables beyond their current level.
      The net revenues and profitability of both Encore and Compex are affected by changes in reserves to account for sales allowances, rebates, product returns, rental credits and uncollectible accounts receivable. The reserves for sales allowances and rebates account for sales of products below the invoice price. Such sales generally result from agreements that both companies enter into with customers that permit the customer to pay for products in amounts that are below the invoice price of the product. Each company must estimate the amount of the reduction based on historical experience and invoices generated in the period in question.
      The reserve for product returns accounts for customer returns of products after purchase. These returns are mainly attributable to a third-party payor’s refusal to provide a patient release or reimbursement for the product or the inability of the product to adequately address the patient’s condition. If either Encore or Compex increases the percentage of its sales made pursuant to agreements providing for reimbursement below invoice price or if customers return products at a higher than estimated rate, it may be required to increase the sales allowance and product return reserves beyond current levels.
      The reserve for rental credit for both Encore and Compex recognizes a timing difference between billing of a purchase and processing of a rental credit associated with some of their electrotherapy devices. Many insurance providers require patients to rent their rehabilitation devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. Encore’s and Compex’s rental credit reserve accounts for unprocessed rental credits based on the number of devices converted to purchase. If the frequency of rental to purchase conversion increases for either Encore or Compex, Encore or Compex may be required to increase the rental credit reserve beyond its current level.
      For Encore, the nature of its business requires it to maintain sufficient inventory on hand at all times to meet the requirements of its customers. Encore maintains inventory reserves for such issues as slow moving or excess inventory, product obsolescence and declines in valuation. In each division Encore uses a specific identification methodology, which can occur whenever there is a change in strategy. In addition, Encore reviews sales performance on at least a quarterly basis to determine the amounts that it should add to the existing reserves. Encore monitors reserves on a quarterly basis and makes changes as determined by the processes summarized above. To determine the adequacy of its reserves at each reporting period Encore analyzes the following, among other factors: current inventory quantities on hand, product acceptance in the marketplace, customer demand, historical sales, forecasted sales, product obsolescence and technological innovations. If there is a material change due to these factors, the current level of the reserve for inventory may not be adequate and would result in Encore increasing the reserve level in the future.
      Any increase in Encore’s or Compex’s reserves for sales allowances, product returns, rental credits, uncollectible accounts receivable or inventory could adversely affect Encore’s or Compex’s reported financial results by reducing its net revenues and/or profitability for the reporting period.

If adequate levels of reimbursement from third-party payors for Encore’s or Compex’s products are not obtained, surgeons and patients may be reluctant to use their products, and Encore’s and/or Compex’s sales may decline.
      The sales of both Encore and Compex depend to a significant extent on government healthcare programs such as Medicare and Medicaid and private payors reimbursing patients for costs of purchasing their products. Surgeons, hospitals and other healthcare providers may decide not to recommend or purchase these products if they do not receive satisfactory reimbursement from third-party payors for the cost of the procedures using the products. Consequently, Encore and Compex may be unable to sell their products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement.
      Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of the products of Encore and Compex. Healthcare providers may attempt to control costs by (i) authorizing fewer elective surgical procedures, including joint reconstructive surgeries, (ii) by requiring the use of the least expensive implant available, or (iii) reducing the reimbursement for or limiting the number of authorized visits for rehabilitation procedures.
      In foreign markets, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France and Germany, have lowered reimbursement rates. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of the medical products of Encore and Compex may decline.
      In the United States, Germany and the other countries in which Encore and Compex operate, third-party payors, primarily governmental payors, private payors and managed care companies, typically reimburse for medical products purchased or rented by patients. Changes in the coverage of, and reimbursement for, the medical products of Encore and Compex by these third-party payors could have a material adverse affect on the results of operations of Encore and Compex. For example, in the United States, Medicare and private payors frequently engage in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, Encore’s and/or Compex’s products. Physical therapists and physicians will be less likely to use, purchase or prescribe products if their patients are unable to obtain sufficient reimbursement from third-party payors, which may adversely affect the sales and profitability of Encore and Compex. In addition, many other payors base their coverage and reimbursement policies on Medicare policies. As a result, third-party payors’ coverage of, and reimbursement for, Encore’s and/or Compex’s products could be negatively affected by legislative, regulatory or other measures that reduce Medicare coverage and reimbursement generally.
      The international sales of Encore and Compex also depend upon the eligibility of their products for reimbursement through third-party payors, the amount of reimbursement and the allocation of payments between the patient and third-party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third-party reimbursement. In addition, healthcare cost containment efforts similar to those Encore and Compex face in the United States are prevalent in many of the foreign countries in which their products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. Encore’s revenues in Germany, for example, have been negatively affected by changes in reimbursement policies. Any developments in Encore’s and/or Compex’s foreign markets that eliminate, reduce or materially modify coverage of, and reimbursement rates for, their products could have an adverse effect on their ability to sell their products or cause their customers to use less expensive products in these markets.

Recent changes in coverage and reimbursement policies for Encore’s and Compex’s products by Medicare or reductions in reimbursement rates for their products could adversely affect Encore’s and/or Compex’s business and results of operations.
      The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Modernization Act, mandated a number of changes in the Medicare payment methodology and conditions for coverage of orthotic devices and durable medical equipment, including the TENS and NMES devices of both Encore and Compex. These changes include a freeze in payments for durable medical equipment from 2004 through 2008, a payment freeze for orthotic devices from 2004 through 2006, competitive bidding requirements, new clinical conditions for payment and quality standards. Although these changes affect Encore’s and Compex’s products generally, specific products may be affected by some but not all of the Medicare Modernization Act’s provisions.
      Prefabricated orthotic devices and certain durable medical equipment, including TENS devices, may be subject to a competitive bidding process established under the Medicare Modernization Act. Although neither proposed nor final regulations have been issued in connection with the competitive bidding process and requirements, it appears that under the competitive bidding process, which will be phased in beginning in 2007, Medicare will no longer reimburse certain products and services based on the current fee schedule amount but will instead provide reimbursement for these items and services based on payment amounts as determined under a competitive bidding process to be established for suppliers within designated geographic areas. Only those suppliers selected as a result of the competitive bidding process within each designated region will be eligible to have their products reimbursed through Medicare. The competitive bidding process may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services within a given geographic area. Also, Medicare reimbursement in regions not subject to competitive bidding may be reduced using payment information from regions subject to competitive bidding. Any payment reductions or the exclusion of certain of Encore’s or Compex’s products for payment by Medicare as a result of the competitive bidding process, in addition to the other changes to Medicare reimbursement and standards contained in the Medicare Modernization Act, could have a material adverse effect on each company’s results of operations. In addition, if either Encore or Compex is not selected in a region in which it participates in the competitive bidding process, it could have a material adverse effect on either company’s operations.
      The Medicare Modernization Act also requires that new clinical conditions for payment of durable medical equipment be established. TENS and NMES products could be affected by this requirement if and when applicable conditions are established. At this time, neither Encore nor Compex can predict what standards will be adopted, the timing of such adoption or the impact any standards that are adopted may have on their business.
      In addition, in 2003, the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering the Medicare program, made effective an interim final regulation implementing “inherent reasonableness” authority, which allows adjustments to payment amounts for certain items and services covered by Medicare when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount according to CMS. These regulations provide that a payment amount will not be considered grossly excessive or grossly deficient if an overall payment adjustment of less than 15% would be necessary to produce a realistic and equitable payment amount. The regulation remains in effect after the enactment of the Medicare Modernization Act, although the new legislation precludes the use of inherent reasonableness authority for payment amounts established under the competitive bidding process. When using the inherent reasonableness authority, CMS may reduce reimbursement levels for certain products, which could have a material adverse effect on Encore’s or Compex’s results of operations. Similarly, reduction in payment or loss of coverage under Medicare could result in similar action by private payors and have a material adverse effect on either company’s operations.

Audits or denials of Encore’s or Compex’s claims by government agencies could reduce the revenues or profits of either Encore or Compex.
      As part of their business operations, Encore and Compex submit claims on behalf of patients directly to and receive payments directly from the Medicare and Medicaid programs and private payors. Therefore, both Encore and Compex are subject to extensive government regulation, including requirements for submitting reimbursement claims under appropriate codes, and maintaining certain documentation to support their claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims, and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. As indicative of a provider of products, Encore historically has been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. Compex is subject to even more stringent review because of a Medicare whistleblower suit it settled in 2000, when it entered into a corporate integrity agreement with the agencies that administer Medicare that requires specific annual audits and other procedures. Encore and Compex cannot assure you that such reviews and/or similar audits of their claims will not result in material delays in payment, as well as material recoupments or denials, which could reduce the net revenues and profitability of each company, nor in exclusion from participation in the Medicare or Medicaid programs or from participation on the provider panel or a private payer. Private payors may from time to time conduct similar reviews and audits.

Healthcare reform, managed care and buying groups have put downward pressure on the prices of Encore’s and Compex’s products.
      Healthcare reform and the healthcare industry’s response to rising healthcare costs have caused a significant expansion of managed care organizations and buying groups. This growth of managed care has resulted in downward pressure on the reimbursement paid for Encore’s and Compex’s products and greater attention to balancing the costs and benefits of using a particular product or treatment. One result of this cost-benefit analysis has been, and is expected to continue to be, a shift toward coverage and payments based on more cost-effective treatment alternatives, which could reduce the demand for both companies’ products and adversely affect their operating results.
      A further result of healthcare reform and the related pressure to contain costs has been the advent of buying groups in the United States. These group purchasing organizations enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts to members of the group purchasing organizations. If Encore and/or Compex are not able to obtain new preferred supplier commitments for major group purchasing organizations or retain those commitments that they currently have, which are generally terminable by either party for any reason upon the expiration of a defined notice period, Encore’s and/or Compex’s sales and profitability could be adversely affected. However, even if Encore and Compex are able to obtain and retain preferred supplier commitments from buying groups, they may not deliver high levels of compliance by their members, meaning that Encore and/or Compex may not be able to offset the negative impact of lower per-unit prices or lower margins with increases in unit sales or in market share.
      In Germany and other international markets, Encore and Compex have historically experienced downward pressure on product pricing and other effects of healthcare reform similar to that which they have experienced in the United States. Encore and Compex expect healthcare reform and managed care to continue to develop in these international markets, which both Encore and Compex expect will result in further downward pressure on product pricing and may adversely affect their sales and profitability. Neither Encore nor Compex can predict the timing or impact of healthcare reform on them, nor the development of managed care in international markets.

Risks Related to Encore’s Business

Encore’s substantial level of indebtedness could adversely affect Encore’s financial condition and prevent it from fulfilling its obligations.
      Encore has a substantial amount of indebtedness that requires significant interest payments, including its outstanding 9 3/4% Senior Subordinated Notes due 2012 (the notes). Furthermore, in connection with the merger, Encore will be assuming or repaying Compex’s $2.4 million indebtedness to Credit Suisse, and Encore will be expanding its senior credit facility revolving line of credit from $30 million to $50 million, and intends to draw on this revolving line in connection with the merger. Encore’s substantial level of indebtedness could have important consequences to Encore, including the following:

•	limiting its ability to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring it to use a substantial portion of its cash flow from operations to pay interest and principal on Encore’s indebtedness, which will reduce the funds available to Encore for purposes such as potential acquisitions, capital expenditures, marketing, development and other general corporate purposes;

•	vulnerability to fluctuations in interest rates, as a substantial portion of Encore’s indebtedness bears variable rates of interest, including interest rate swap agreements;

•	placing it at a competitive disadvantage compared to some of Encore’s competitors who may be less highly leveraged than Encore;

•	reducing Encore’s flexibility in planning for, or responding to, changing conditions in its business and its industry;

•	limiting Encore’s ability to borrow additional funds; and

•	making Encore more vulnerable to general economic downturns and adverse developments in its business.

Encore will require a significant amount of cash to service its indebtedness. Encore’s ability to generate cash depends on many factors beyond its control.
      Encore’s ability to pay or refinance its indebtedness, and fund working capital and planned capital expenditures will depend on its ability to generate cash in the future. Encore’s ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, regulatory, legislative and other factors that are beyond Encore’s control.
      Encore’s business may not generate sufficient cash flows from operations, and future borrowings under its senior credit facility or from other sources may not be available to Encore in an amount sufficient to enable it to pay its indebtedness, or to fund Encore’s other liquidity needs. Encore estimates that it will borrow, as part of this transaction, approximately $24 million to repay Compex debt and to provide cash for transaction costs. If Encore cannot service its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying research and development, capital expenditures, strategic acquisitions or investments. In addition, Encore may need to refinance or restructure all or a portion of its indebtedness, including its senior credit facility and its outstanding notes, on or before their maturity. Encore may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. In the absence of such refinancing, Encore could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for such assets. As of October 1, 2005, approximately 68% of Encore’s assets consist of intangible assets, such as goodwill and trade names, the value of which depends on a variety of factors, including the success of Encore’s business.

The indenture related to Encore’s notes and its senior credit facility imposes significant operating and financial restrictions on Encore, which may prevent it from capitalizing on business opportunities and taking some corporate actions.
      The indenture related to Encore’s notes and the terms of its senior credit facility impose restrictions on, and the terms of any future debt may restrict, Encore’s ability to finance future operations or capital needs, respond to changing business or economic conditions or to engage in other transactions or business activities that may be important to Encore’s growth strategy or otherwise important to it. These restrictions will, among other things, limit Encore’s ability and that of its subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions;

•	repurchase Encore’s stock;

•	make investments;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	create liens;

•	prepay, redeem or repurchase debt;

•	enter into agreements restricting its subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all of its assets.
      In addition, Encore’s senior credit facility requires it to maintain specified financial ratios and satisfy other financial condition tests. Covenants in Encore’s senior credit facility also require it to use a portion of the proceeds Encore receives in specified issuances of debt or equity and specified asset sales to repay outstanding borrowings under its senior credit facility subject to, in certain instances, reinvestment of such proceeds in operating assets within a specified timeframe. Encore cannot assure you that these covenants will not adversely affect Encore’s ability to finance its future operations or capital needs or to pursue available business opportunities or limit its ability to plan for or react to market conditions or meet capital needs or otherwise restrict its activities or business plans. A breach of any of those covenants or Encore’s inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing that indebtedness and this may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default applies.

Encore may not successfully conclude its integration of the acquisition of Empi and may incur substantial costs to achieve, and may not be able to realize, the anticipated cost savings, synergies or revenue enhancements from integrating Empi’s operations with those of Encore.
      Independent of the integration risk inherent in the merger between Compex and Encore, Encore’s acquisition of Empi continues to require the integration of two businesses that previously operated independently in a complex and highly regulated industry, often competing in some of the same or similar orthopedic rehabilitation product markets. If Encore cannot successfully complete the integration of Empi’s operations with those of Encore, Encore may experience material negative consequences to its business, financial condition or results of operations and to the business, financial conditions or results of operations of the combined company. The integration of companies that have previously operated separately will continue to be a costly and time-consuming process that will involve a number of risks, including, but not limited to:

•	demands on management related to the significant increase in the size of the business for which they are responsible;

•	diversion of management’s attention from the management of daily operations to the integration of operations;

•	difficulties in the assimilation of different corporate cultures, practices and sales and distribution methodologies, as well as in the assimilation and retention of extensive and geographically dispersed operations and personnel;

•	larger international operations and increased exposure to risks relating to business operations outside the United States;

•	difficulties and unanticipated expenses related to the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards, including internal accounting controls, procedures and policies; and

•	costs and expenses associated with any undisclosed or potential liabilities.
      Successful integration of Empi’s operations with those of Encore will depend on Encore’s ability to manage the combined operations, to realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and to eliminate redundant and excess costs. If Encore’s integration efforts are not successful, it may not be able to maintain the levels of revenue, earnings or operating efficiency that Encore and Empi had achieved or might have achieved if they remained separate companies. Furthermore, even if Encore is able to integrate successfully the operations of Encore and Empi, Encore may not be able to realize the cost savings, synergies and revenue enhancements that Encore anticipated from the integration, either in the amount or the time frame that it currently expects, and the costs of achieving these benefits may be higher than, and the timing may differ from, what Encore currently expects. Encore’s ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	Encore’s ability to eliminate effectively duplicative back office overhead and overlapping and redundant selling, general and administrative functions, rationalize manufacturing capacity and shift production to more economical facilities;

•	the use of more cash resources on integration and implementation activities than Encore currently expects, could offset any such savings and other synergies resulting from the Empi acquisition;

•	increases in other expenses, operating losses or problems unrelated to the acquisition, which may offset the cost savings and other synergies from the acquisition or divert resources intended to be used in the integration; and

•	Encore’s ability to avoid labor disruption in connection with the integration of Encore and Empi.

Encore relies on a direct distribution network for certain of its products, which may result in higher fixed costs and may slow its ability to reduce costs in the face of a sudden decline in demand for its products.
      Encore relies on a direct sales force to market and sell the orthopedic rehabilitative products which are intended for use in the home and in rehabilitation clinics. Some of its competitors rely predominantly on independent sales agents and third-party distributors. A direct sales force may subject Encore to higher fixed costs than those of companies that market competing products to Encore’s, due to the costs that Encore will bear associated with employee benefits, training and managing sales personnel, which could put it at a competitive disadvantage. Additionally, these fixed costs may slow Encore’s ability to reduce costs in the face of a sudden decline in demand for its products, which could have a materially adverse effect on its profitability.
Risks Related to Compex’s Business

Compex’s success in marketing consumer products in the U.S. depends on a number of factors, and Compex cannot assure you that its efforts will be successful.
      Compex has not sold substantial volumes of consumer products in the U.S., but intends to devote significant resources to market consumer products for health and fitness applications. The consumer market for electrical stimulation products is new and developing, and Compex’s success in this market will depend on a number of factors, including:

•	Compex’s ability to obtain clearance from the FDA and other regulatory authorities to market the products for all relevant consumer applications;

•	Compex’s ability to maintain distribution rights with, and to obtain adequate quantities of product from, the manufacturers of consumer products for which Compex serves as a distributor;

•	Compex’s ability to establish consumer demand with a limited marketing budget;

•	Compex’s ability to secure “shelf space” in the United States with significant retailers; and

•	the effectiveness of Compex’s products for their intended applications.

Defects in products manufactured by other companies but marketed and sold by Compex may negatively affect Compex’s operations.
      Compex markets and sells several products manufactured by a number of different companies, including abdominal belts and other garment-based consumer products, iontophoresis products, traction devices, bone growth stimulation products, other orthopedic durable medical equipment (DME) products, and electrodes. Compex generally has less control over the quality and reliability of these third party products. If these products do not comply with their specifications or otherwise fail to properly function, Compex may receive an increased amount of returns for which it is primarily responsible, may be required to recall products, may suffer a decrease in product reputation and goodwill in the marketplace, and may be unable to sell products currently on hand. Any of these events could negatively affect Compex’s operations, particularly if the sale of these third party products becomes a substantial part of Compex’s business.

Compex’s third party distribution contracts may be unfavorably altered if Compex fails to meet the requirements of those agreements.
      The terms of Compex’s third party distribution contracts, including its contracts for Slendertone products, may be altered if Compex does not meet the contract requirements. Although Compex believes it is currently in compliance with those contracts, it cannot be certain that it will be able to continue to sell product at the rates these contracts require. To concentrate Compex’s resources on its core products in Europe, Compex has elected to discontinue distribution of Slendertone in those markets. In the United States, its contract for the sale of Slendertone in the United States currently calls for minimum purchases which Compex has budgeted for in the coming year. Although Compex believes that it will able to renegotiate this contract if it does not meet these minimums, Compex cannot be certain that it will be able to do so on similar terms, or at all.

Increasing competition in European consumer markets from lower cost muscle toning and conditioning products may continue to erode Compex’s sales volume in those markets or pressure Compex to lower its product prices in those markets.
      Although Compex’s products were among the first products sold for muscle toning and conditioning in Europe, the consumer markets for these products in some of the geographies have matured, and Compex has increasingly become subject to competition from lower cost products. Although Compex believes that it has maintained its reputation as the manufacturer of the highest quality products in these markets, the introduction and sale of lower cost products has caused some erosion of Compex’s sales volumes in these geographies and pressure on the price Compex charges for its products.

Increases in the value of the U.S. dollar relative to the Euro may adversely affect Compex’s reported revenue.
      The revenue Compex has reported during the past three years, and to a lesser extent the income Compex has reported, has benefited from the decreasing value of the dollar in Europe, where Compex SA operates. Because Compex bills and accounts for sales in Europe in local currency, during periods in which U.S. currency is devalued, sales of the same number of products at the same prices in Europe will result in Compex recording increasing sales revenue after conversion to U.S. currency. Conversely, if U.S. currency increases in value relative to the Euro and other European currencies in the future, Compex would report less revenue and potentially less income even at times when its operations in Europe continue to perform at historical levels. A large or rapid increase in the value of the dollar relative to the Euro could have a significant adverse impact on Compex’s reported revenue.

Compex’s revenues and earnings in fiscal year 2006 may be lower than projected if certain minimum purchase requirements contained in Compex’s private label OEM manufacturing contract are not met.
      Compex has entered into a contract to perform private label OEM manufacturing. The contract contains some minimum purchase requirements for the customer. If this customer does not meet any more than the minimum purchase requirements, it may result in lower than projected revenues and earnings in fiscal year 2006.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Certain information relating to Encore and Compex contained or incorporated by reference into this joint proxy statement/ prospectus is forward-looking in nature. All statements included or incorporated by reference into this joint proxy statement/ prospectus, other than statements of historical fact regarding Encore or Compex, are forward-looking statements. Examples of forward-looking statements include statements regarding Encore’s or Compex’s future financial results, operating results, business strategies, projected costs, products and competitive positions, and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “intends,” “should,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled “RISK FACTORS.” These and many other factors could affect the future financial and operating results of Encore or Compex and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by or on behalf of Encore or Compex. The forward-looking events discussed in this joint proxy statement/ prospectus may not occur. All forward-looking statements speak only as of the date of this joint proxy statement/ prospectus. Neither Encore nor Compex undertakes any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE ENCORE SPECIAL MEETING
Date, Time and Place of the Special Meeting
      The special meeting of Encore stockholders will be held as follows:
February 23, 2006
10:00 a.m., local (Austin, Texas) time
Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
Purpose of the Special Meeting
      The purpose of the Encore special meeting is:

1. to approve the issuance of shares of Encore common stock, par value $0.001 per share, pursuant to the Agreement and Plan of Merger, dated as of November 11, 2005, by and among Encore, Encore-Snow Acquisition Corp., which is a wholly owned subsidiary of Encore, and Compex Technologies, Inc.;

2. to approve an amendment to Encore’s 1996 Incentive Stock Plan increasing the number of shares of common stock authorized for issuance under the plan;

3. to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve any of the foregoing proposals; and

4. to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.
Recommendation of Encore’s Board of Directors
      Encore’s board of directors has unanimously approved the merger agreement, and unanimously recommends that Encore stockholders vote “FOR” the proposal to issue Encore common stock pursuant to the merger agreement. Encore’s board of directors unanimously recommends that Encore stockholders vote “FOR” the proposal to amend Encore’s 1996 Incentive Stock Plan. Encore’s board of directors unanimously recommends that Encore stockholders vote “FOR” the proposal to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve any of the foregoing proposals.
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of Encore common stock at the close of business on the record date, January 11, 2006, are entitled to notice of and to vote at the special meeting. As of the record date, there were 51,853,130 shares of Encore common stock issued and outstanding, including approximately 12,841,414 shares beneficially owned by Encore’s executive officers and directors, or approximately 24.16% of the outstanding shares of Encore common stock as of that date. A list of Encore stockholders will be available for review at Encore’s executive offices during regular business hours for a period of ten days prior to the special meeting. Each share of Encore common stock is entitled to one vote.
Quorum
      There must be a quorum for the Encore special meeting to be held. The holders of a majority of the shares of Encore common stock outstanding at the record date, whether present in person of represented by proxy, will constitute a quorum for the transaction of business at the Encore special meeting. Proxies marked as abstentions and broker non-votes (as defined below) will be included as shares that are present and entitled to vote for purposes of determining the presence or absence of a quorum at the meeting. At the Encore special meeting, each share of Encore common stock is entitled to one vote on all matters properly submitted to Encore stockholders.
Required Vote; Abstentions; Broker Non-Votes
      The affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposals, assuming that there is a quorum represented at the meeting, is necessary for approval of the merger proposal and the proposal to amend Encore’s 1996 Incentive Stock Plan to increase the number of shares of common stock authorized for issuance under the plan.
      If necessary, the affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Encore’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Encore merger proposal.
      Abstentions will be treated as present and entitled to vote. If you mark your proxy “ABSTAIN” on any Encore proposal, it will have the effect of a vote against that proposal. Each proposal requires the affirmative vote of the holders of a majority of the shares of Encore common stock present in person or represented by proxy and entitled to vote at the meeting.
      If your shares are held in street name, your broker or nominee will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not instruct your broker how to vote, this is known as a broker non-vote and it will not be counted as a vote cast nor will it affect the outcome of any of the Encore proposals.
      The directors and executive officers of Encore beneficially owned and were entitled to vote, or shared the right to vote, approximately 24.16% of the outstanding shares of Encore common stock on the record date.
Voting; Proxies; Revocation
      A proxy card is enclosed for your use. Encore asks that you sign, date and return the proxy card in the accompanying envelope, which is postage prepaid if you mail it in the United States. If permitted by your broker, you may also vote prior to the special meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker. Unless there are different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the special meeting “FOR” each of the proposals listed in this joint proxy statement/ prospectus. With respect to any other business that may properly come before the special meeting and be submitted to a vote of stockholders, proxies will be voted in accordance with the best judgment of the designated proxy holders.
      Stockholders of record may vote by either completing and returning the enclosed proxy card prior to the special meeting, voting in person at the special meeting, or submitting a signed proxy card at the special meeting. If permitted by your broker, you may also vote prior to the special meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker.
      You can change your vote at any time before your proxy is voted at the special meeting. To revoke your proxy, you must either (1) notify the corporate secretary of Encore, in writing, (2) submit a new proxy card dated after the date of the proxy you wish to revoke, (3) submit a later dated proxy over the Internet or by telephone by following the instructions on your proxy card or supplied to you by your broker or (4) attend the special meeting and vote your shares in person. Please note that if you vote over the Internet or by telephone, you may not be able to revoke or change your vote after a date prior to the date of the special meeting set forth in the instructions to voting in this manner. Merely attending the special meeting will not constitute revocation of your proxy. If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.

Proxy Solicitation
      Encore and Compex will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/ prospectus. Encore will also request banks, brokers and other intermediaries holding shares of Encore common stock beneficially owned by others to send this joint proxy statement/ prospectus to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Encore. No additional compensation will be paid to directors, officers or employees for those solicitation efforts.
Other Business; Adjournment or Postponement
      As of the date of this joint proxy statement/ prospectus, Encore’s board of directors does not know of any matter that will be presented for consideration at the special meeting other than as described in this joint proxy statement/ prospectus. If the special meeting is adjourned for any reason, the approval of any of the proposals may be considered and voted upon by stockholders at the subsequent reconvened meeting, if any.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:
Encore Medical Corporation
9800 Metric Blvd.
Austin, Texas 78758
(512) 832-9500
Attn: General Counsel

THE COMPEX SPECIAL MEETING
Date, Time and Place of the Special Meeting
      The special meeting of Compex shareholders will be held as follows:
February 23, 2006
10:00 a.m., local (Minneapolis, Minnesota) time
Dorsey & Whitney LLP
50 South Sixth Street, 15th Floor
Minneapolis, Minnesota 55402
Purpose of the Special Meeting
      The purpose of the Compex special meeting is:

1. to approve and adopt the Agreement and Plan of Merger, dated as of November 11, 2005, by and among Encore Medical Corporation, Encore-Snow Acquisition Corp., which is a wholly owned subsidiary of Encore, and Compex;

2. to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve any of the foregoing proposals; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.
Recommendation of Compex’s Board of Directors
      Compex’s board of directors unanimously recommends that Compex shareholders vote “FOR” each of the proposals.
Record Date; Outstanding Shares; Shares Entitled to Vote
      Only holders of record of Compex common stock at the close of business on the record date, January 11, 2006, are entitled to notice of and to vote at the special meeting. As of the record date, there were 12,659,143 shares of Compex common stock issued and outstanding, including approximately 189,443 outstanding shares beneficially owned by Compex’s executive officers and directors, or approximately 1.4% of the outstanding shares of Compex common stock as of that date. A list of Compex shareholders will be available for review at Compex’s executive offices during regular business hours for a period of ten days prior to the special meeting. Each share of Compex common stock is entitled to one vote.
Quorum
      There must be a quorum for the Compex special meeting to be held. The holders of a majority of the shares of Compex common stock outstanding at the record date, whether present in person of represented by proxy, will constitute a quorum for the transaction of business at the Compex special meeting. Proxies marked as abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence or absence of a quorum at the meeting. At the Compex special meeting, each share of Compex common stock is entitled to one vote on all matters properly submitted to Compex shareholders.
Required Vote; Abstentions; Broker Non-Votes
      The affirmative vote of the holders of a majority of the shares of Compex common stock outstanding on the record date is required to approve the Compex merger proposal.
      If necessary, the affirmative vote of the holders of a majority of the shares of Compex common stock present in person or represented by proxy and entitled to vote on the proposal, whether or not a quorum is represented, is required to permit Compex’s board of directors or its chairman, in its or his discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies in favor of the Compex merger proposal.
      If you mark your proxy “ABSTAIN,” it will have the effect of a vote against the proposal to adopt the merger agreement and approve the merger and the proposal to permit the adjournment or postponement of the Compex special meeting, because the affirmative vote of a majority of the outstanding shares of Compex common stock is required to approve the merger proposal. If your shares are held in street name, your broker or nominee will vote your shares for you only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not instruct your broker how to vote, it will have the effect of a vote against the merger proposal, but it will have no effect on the proposal to permit the adjournment or postponement of the Compex special meeting.
      The directors and executive officers of Compex beneficially owned and were entitled to vote, or shared the right to vote, approximately 1.4% of the outstanding shares of Compex common stock on the record date.
Voting; Proxies; Revocation
      A proxy card is enclosed for your use. We ask that you sign, date and return the proxy card in the accompanying envelope, which is postage prepaid if you mail it in the United States. If permitted by your broker, you may also vote by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker. Unless there are different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the special meeting “FOR” each of the proposals. With respect to any other business that may properly come before the special meeting and be submitted to a vote of shareholders, proxies will be voted in accordance with the best judgment of the designated proxy holders.
      Shareholders of record may vote by either completing and returning the enclosed proxy card prior to the special meeting, voting in person at the special meeting, or submitting a signed proxy card at the special meeting. If permitted by your broker, you may also vote prior to the special meeting by accessing the Internet website specified on your proxy card or supplied to you by your broker or by calling the toll-free number specified on your proxy card or supplied to you by your broker.
      You can change your vote at any time before your proxy is voted at the special meeting. To revoke your proxy, you must either (1) notify the corporate secretary of Compex, in writing, (2) submit a new proxy card dated after the date of the proxy you wish to revoke, (3) submit a later dated proxy over the Internet or by telephone by following the instructions on your proxy card or supplied to you by your broker or (4) attend the special meeting and vote your shares in person. Please note that if you vote over the Internet or by telephone, you may not be able to revoke or change your vote after a date prior to the date of the special meeting set forth in the instructions to voting in this manner. Merely attending the special meeting will not constitute revocation of your proxy. If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.
Proxy Solicitation
      Encore and Compex will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/ prospectus. Compex will also request banks, brokers and other intermediaries holding shares of Compex common stock beneficially owned by others to send this joint proxy statement/ prospectus to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Compex. No additional compensation will be paid to directors, officers or employees for those solicitation efforts.

      Compex has hired Georgeson Shareholder to assist in obtaining proxies from its shareholders on a timely basis. Compex will pay Georgeson Shareholder a fee of $7,500, plus $5.00 per call, plus other reasonable expenses, for these services.
Other Business; Adjournment or Postponement
      As of the date of this joint proxy statement/ prospectus, Compex’s board of directors does not know of any matter that will be presented for consideration at the special meeting other than as described in this joint proxy statement/ prospectus. If the special meeting is adjourned for any reason, the approval of any of the proposals may be considered and voted upon by shareholders at the subsequent reconvened meeting, if any.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:
Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112-3493
(651) 631-0590
Attn: Vice President — Corporate Development

PROPOSAL NUMBER ONE: THE MERGER PROPOSALS
      This section of the joint proxy statement/ prospectus describes material aspects of the proposed merger. While Encore and Compex believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire document including the appendices for a more complete understanding of the merger.
Background of the Merger
      In recent years Compex has grown its business through internal expansion of its medical business in the United States and its consumer business in Europe, principally by pioneering a new consumer business in the United States, and acquisitions. Acquisitions have been a key initiative to Compex’s growth strategy as evidenced by Compex’s recent acquisitions of BMR Neurotech, the United States electromedical stimulation business of an Irish company; Filsport Assistance Srl, an independent distributor of the Compex brand of consumer electromedical products in Italy; and SpectraBrace Ltd., a distributor of durable medical equipment with a business presence in physician clinics. During the past three years Compex actively sought and considered a number of other acquisitions, and has reviewed and conducted preliminary discussions with numerous other entities. Rather than seek business combination partners, the Compex board of directors (the “Compex Board”) and management have sought to expand Compex’s medical business and its consumer business in both the United States and Europe. Although Compex considered an acquisition proposal in 2001 prior to the retention of current management, the direction of the Compex Board since the retention of Mr. Gladney in 2002 has been that the company is not for sale.
      Compex first received an unsolicited contact in April 2005 by an independent European consultant on behalf of an international electronics company regarding a potential business cooperation opportunity in the electrotherapy market. Discussions regarding this opportunity proceeded slowly, but on May 27, 2005, an introductory meeting took place at Compex’s offices in Minnesota between Compex’s Chief Executive Officer, Mr. Gladney, and Compex’s Vice President-Business Development, Mr. Floeder, and the electronics company’s Business Manager and independent consultant. At this initial meeting, a confidentiality agreement was executed by both parties so that they could discuss a “joint business relationship.” During this initial meeting, the Business Manager of the electronics company explored various cooperative business relationships with Compex. Compex’s Vice President-Business Development informed electronics company at this meeting that Compex was interested in a commercial relationship, but was not for sale. Informal discussions regarding this business relationship continued through June and July and the electronics company’s consultant traveled again to New Brighton to visit Compex at its offices on June 8, 2005, and met with Mr. Floeder. The electronics company’s Business Manager, consultant, and other personnel, traveled to Geneva, Switzerland and met with Compex’s President of Worldwide Consumer Operations and Vice President-Research and Development on July 11, 2005, traveled to and toured Compex’s Florida operations on July 12, 2005 and August 9, 2005, traveled again to New Brighton on July 13, 2005 and met off-site with all of Compex’s executive officers and exchanged general business overview. Personnel from the electronics company engaged in a number of telephone conversations with Mr. Floeder and Mr. Gladney in late July and early August. Mr. Gladney reported the possibility of a business relationship with the electronics company at the Compex regularly scheduled board meeting on July 12, 2005.
      On August 22, 2005, the electronics company forwarded to Compex a letter indicating its interest in acquiring all of the outstanding capital stock of Compex for cash in the price range of $6.00 to $6.50 per share. Compex management immediately circulated the letter to the Compex Board and scheduled a meeting for August 24, 2005 to discuss the letter.
      At its August 24, 2005 meeting, the Compex Board considered information provided by the Vice President-Business Development regarding the number of outstanding shares of Compex common stock, the outstanding options for Compex common stock, the historical trading range of the Compex common stock, the institutional ownership of Compex common stock, the Compex Board and executive officers’ ownership of Compex common stock and options for Compex common stock, the character, including markets, sales, presence, workforce, research and development expenditures, of the international electronics concern, the terms of the letter of interest, the multiple to current and past trading range of the market price of the Compex common stock represented by the offer, the multiple to earnings before interest, taxes, depreciation, and amortization that the offer represented as compared to multiples of recent acquisitions in the marketplace, the most recent sales price obtained by Compex for its common stock, and market perception of potential progress to be made by Compex. The Compex Board discussed at length the potential for increased value to be generated by remaining independent, the risks of achieving that value, including the regulatory, reimbursement, product development, manufacturing, consumer product acceptance, medical market, and international risks, the upside potential from new product introductions, opportunities for expansion of product lines in other markets, opportunities for lower cost product introductions, and the impact of a transaction on employees, and other matters. Compex’s legal counsel, Dorsey & Whitney LLP, advised the Compex Board regarding the fiduciary obligations of directors in the sale of Compex. After considerable discussion, the Compex Board authorized Mr. Gladney to negotiate on behalf of Compex with the electronics company for a higher bid, or for a bid of at least $6.50 per share.
      Mr. Gladney negotiated a firm price of $6.50 per share from the electronics company on August 25, 2005. The Compex Board met again on August 26, 2005, and discussed the offer at $6.50 per share as well as the terms of the letter, which included an obligation by Compex not to consider competing offers for three weeks while diligence was conducted by the electronics company. After considerable discussion, the Compex Board authorized Mr. Gladney to confirm to the electronics company that the offer was adequate to proceed with negotiations and with the diligence investigation, but that Compex was not interested in signing the letter. The Compex Board also authorized and directed management to solicit proposals from financial advisers and legal advisers for assistance with the proposed transaction with the electronics company. The Compex Board also instructed Compex management to communicate regularly with the lead independent board member, Jack A. Smith, in matters regarding the proposed transaction.
      During the weeks of August 29, 2005 and September 5, 2005, the electronics company conducted extensive diligence on Compex at an off-site data room after executing a revised confidentiality agreement. On August 29, 2005, Compex management distributed to the Compex Board proposals from two legal firms along with a recommendation to retain Dorsey & Whitney LLP as legal advisers in connection with the proposed transaction based upon the their long-standing working relationship with Compex, their extensive knowledge of Compex, their extensive mergers and acquisitions experience, their public company experience, their cross border transaction experience, their staffing availability and capabilities, and their estimated fees. After review of the legal firm proposals and the Compex management recommendation, the Compex Board authorized Compex management to retain Dorsey & Whitney LLP as legal advisers for the transaction on August 29, 2005. The Compex Board met again by telephone conference on September 2, 2005 and considered proposals from five investment banking firms for assistance. After clarification of the proposals, the Compex Board met again by telephone conference on September 6, 2005 and authorized Compex management to retain Greene Holcomb & Fisher LLC (GH&F) as financial advisers in connection with the proposed transaction. The Compex Board also authorized GH&F to conduct an inquiry of other potential buyers of Compex to confirm the market for the transaction.
      Counsel to the electronics company presented to Compex the first draft of a proposed agreement to purchase Compex on September 1, 2005. Management of and counsel to Compex and the electronics company negotiated the terms of the agreement during the next four weeks, exchanging various drafts of the agreement. Because of delays in completing their analysis and scheduling their internal review, and although the Compex Board had originally scheduled meetings on September 15 and September 21 to consider the proposed transaction, the electronics company deferred consideration of the proposed transaction. On September 28, 2005, the electronics company, through its management, advised Mr. Gladney that the electronics company would hold a meeting of its internal acquisition committee on October 10, 2005 at which the committee would consider authority to proceed with the transaction. The Compex Board met by telephone conference on September 21, 2005 to consider progress, but deferred making a decision based on the revised schedule and also determined to postpone the annual meeting of Compex shareholders until negotiations were finalized. During several conversations between Compex and the electronics company prior to October 5, 2005, including a conversation between Mr. Gladney, Mr. Floeder and the Executive Vice President of the electronics company on September 27, 2005, the electronics company advised Compex of various concerns of the electronics company regarding Compex’s reimbursement and international results, among other matters, but there were no further discussions concerning price.
      From September 12, 2005 through October 5, 2005, GH&F contacted 17 potential strategic and financial buyers of Compex identified by Compex and by GH&F based on industry information as the most likely companies to be interested in acquiring Compex.
      On September 29, 2005, representatives of Encore’s financial advisor, First Albany Capital Inc. (“First Albany”), contacted Kenneth Davidson, Chief Executive Officer of Encore and informed him that First Albany had learned that Compex was in the process of negotiating a deal to sell itself to an unknown acquirer. Mr. Davidson consulted with other members of the senior management team at Encore to determine if Encore was interested in pursuing an acquisition of Compex and what would be the potential consequences of a Compex acquisition by another party. After these discussions, it was decided to have First Albany contact Compex to inform them of Encore’s interest in pursuing a transaction.
      On September 30, 2005, First Albany contacted Mr. Gladney on behalf of Encore to request an opportunity to discuss a potential acquisition of Compex. Mr. Gladney consulted with members of the senior management team at Compex and with GH&F regarding Encore’s interest in acquiring Compex. On October 3, 2005, Mr. Gladney referred First Albany to GH&F regarding Encore’s interest in discussing a potential acquisition of Compex, and over the next several days First Albany and GH&F discussed various possible structures for a transaction.
      On October 6, 2005, Encore presented a letter to Compex indicating its interest in acquiring all of the capital stock of Compex for either shares of Encore common stock having a value of $7.00 per share or for $6.75 per share cash. Compex distributed a copy of Encore’s letter to the Compex Board and scheduled a meeting of the Compex Board for the afternoon of October 7, 2005. On the morning of October 7, 2005, Compex management disclosed to the electronics company that an unidentified company had made a competing offer to the electronics company’s offer. GH&F also communicated to the electronics company’s investment banker the existence of a competing offer.
      At the Compex special board meeting on the afternoon of October 7, 2005, GH&F summarized the negotiations with First Albany and Encore and the discussions with the electronics company that morning. GH&F and Mr. Gladney noted that there had not been further discussion with the electronics company regarding price and indicated that the electronics company was disappointed at the arrival of a competing bidder. Counsel for Compex presented detailed information regarding the status and terms of the agreement with the electronics company on which negotiations were substantially complete. GH&F and Compex’s Vice President — Business Development presented information regarding Encore accumulated from publicly available information and analyst reports. The Compex Board focused particularly on the debt balances maintained by Encore and the risks created for Encore in financing a cash offer for the acquisition of Compex. With information from GH&F, the Compex Board considered the EBITDA debt coverage ratios of Encore, and as adjusted for a cash versus an equity transaction with Compex. The Compex Board also discussed the competitive implications of a combination with Encore, the sensitivity of the diligence investigation, the potential upheaval in employee security caused by a combination with Encore and the potential damage to the business that might result if a transaction were announced and not completed. After considerable discussion, the Compex Board encouraged management to continue to pursue the transaction with the electronics company with a goal to confirming the original offer, but also to negotiate the terms proposed by Encore with a view to providing price protection at $6.50 per share and discussing Encore’s intentions regarding integration and employees.
      On October 10, 2005, the electronics company informed Compex management that its internal acquisition committee had determined to defer its decision regarding executing an agreement to acquire Compex until Compex resolved its intentions regarding the competing offer. GH&F also talked with the electronics company’s investment banker who confirmed that the electronics company continued to have an interest in Compex. GH&F and Mr. Gladney and Encore continued on October 10 and October 11 to negotiate for additional price protection under Encore’s offer.

      At its regularly scheduled board meeting on October 12, 2005, the Compex Board considered the Encore offer as negotiated, and considered the decision of the electronics company to defer its decision. GH&F described the contacts it had made during the market check with 17 companies, noting that only Encore had submitted a written indication of interest in acquiring Compex. GH&F presented detailed information regarding the offer from Encore, including a review of the proposed price protection limits versus the historical trading range in Encore stock, multiples of revenue, EBITDA, and earnings of Encore common stock versus industry comparables, earnings history and performance of Encore, outstanding indebtedness and the deleveraging effect of a stock versus cash transaction, analyst predictions of Encore market performance, institutional ownership of Encore, recent acquisition activity, and preliminary information regarding the premium to market, and implied multiple of revenue and EBITDA represented by the transaction. Mr. Gladney described the content of discussions with Encore, the reasons articulated by Encore for the transaction, including better management of the combined entities, the ability to render operations more efficient by eliminating duplicate company costs and management costs and the ability to decrease the overall leverage ratios of Encore. The Compex Board discussed at length the difficulty in negotiating a transaction with a competitor, including the dangers implicit in disclosing information necessary to complete the transaction and the regulatory requirements for such a transaction, the impact on employees of such a transaction, and other matters. The Compex Board authorized management to proceed with negotiation and, subject to receipt of price protection, to proceed with due diligence with Encore at an off-site location and subject to limitations regarding sensitive information.
      GHF and Mr. Gladney reached an agreement with Encore on the afternoon of October 12, 2005 to ensure that the consideration per share received by Compex shareholders, determined with reference to the trading price of Encore common stock during the 30 days prior to the Compex shareholder meeting, was at least $6.50 per share but not more than $8.50 per share. These terms were memorialized in a letter delivered by Encore to Compex, during the early evening of October 12, 2005, which was subject to reaching a definitive agreement and approval by both companies’ boards of directors. The Compex Board met again during the afternoon of October 13, 2005 and confirmed that the terms had been negotiated consistent with its direction.
      On October 14, 2005, Encore convened a meeting of its board of directors (the “Encore Board”) to discuss a possible acquisition of Compex. First Albany presented to the Encore Board information about Compex, as well as pro forma financial analysis on the transaction. After First Albany’s presentation, the Encore Board discussed several challenges and concerns related to the transaction. Management stressed that due diligence was in the very early stages and would be continuing. It was determined by the Encore Board that management should continue discussions with Compex and that the Encore Board would meet again about the transaction as needed.
      Counsel to Compex prepared and forwarded to Encore a first draft of a merger agreement on Friday, October 14, 2005. During the week of October 17, 2005, Encore, with the assistance of First Albany, conducted due diligence at an off-site data room in Minneapolis, reviewing Compex provided documents, public filings and financial records. Compex, with the assistance of counsel and independent auditors, conducted due diligence on Encore commencing the week of October 17, 2005 through review of public filings, telephone interviews of officers and review of documents in Austin, Texas. Between October 14, 2005 and November 4, 2005, management and counsel of Encore and Compex exchanged several drafts of the merger agreement and negotiated most of the unresolved legal and business issues.
      During the week of October 30, 2005, Encore senior management and several of Encore’s directors had various discussions regarding the results of Encore’s due diligence investigation into Compex. A meeting of the Encore Board was held on November 1, 2005 to update the Encore Board on the progress of the negotiations and the status of management’s due diligence of Compex.
      On November 4, 2005, GH&F inquired of the investment banker representing the electronics company of its interest in final consideration of an acquisition of Compex, noting that the agreement with Encore would be finalized shortly. The investment banker confirmed that the electronics company did not want to foreclose discussions in the future, but was not currently interested in making a competing offer.

      On November 7, 2005, Mr. Davidson and Mr. Gladney, together with other members of management, legal counsel and investment bankers for both parties, met in Minneapolis to resolve the remaining issues in the merger agreement, and except with respect to the Encore stock price (the “floor”) at which the exchange ratio would again become fixed, resolved all remaining issues in the agreement. Mr. Gladney and Mr. Davidson resolved the remaining issue through discussions on November 8, 2005.
      During the week of November 7, 2005, Encore continued to perform due diligence, including having representatives from Encore’s independent registered public accounting firm, KPMG, review the audit workpapers Ernst & Young LLP prepared in connection with their audit of Compex’s financial statements as of and for the year ended June 30, 2005, and Compex’s Sarbanes-Oxley Section 404 documentation. Additionally, members of Encore management worked with First Albany to review tax and valuation assumptions and to continue to refine its pro-forma combined financial projections. Encore also received the reports of the law firms it had engaged to conduct due diligence review on Compex’s international operations.
      At a special meeting on November 11, 2005, the Compex Board considered the terms of the transaction with Encore in detail. At this special meeting, members of Compex management, together with counsel, reviewed with the Compex Board the background of the transaction, the diligence investigation and report relating to Encore that had been prepared, the specific terms of the merger agreement, the potential benefits of the transaction, including the strategic rationale for the transaction, the long and short-term prospects of Compex, the financial and valuation analyses of the transaction, and the terms of the merger agreement. The Compex Board considered the risks inherent in the transaction, including the risk of obtaining shareholder approval from both corporations, the risk associated with the trading range of Encore common stock, governmental filings and approvals, and other matters. GH&F then reviewed its financial presentation concerning the potential merger consideration with Compex Board. GH&F delivered its written opinion that, as of November 11, 2005, and based upon the factors, assumptions and limitations set forth therein, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to holders of Compex common stock (other than Encore and its affiliates). Based on its review, the Compex Board unanimously approved an amendment to the Compex Rights Agreement excluding Encore from its operation, approved the merger agreement and the transactions contemplated thereby, and authorized management to execute the merger agreement on behalf of Compex.
      At a special meeting on November 11, 2005, the Encore Board considered the final terms of the merger agreement that had been negotiated and received reports from management regarding the due diligence that had been conducted. The Encore Board, along with members of management and First Albany, discussed the strategic rationale for completing the acquisition, reviewed the terms of the merger agreement, and the issues of obtaining bank approval for the transaction, the governmental filings and stockholder approvals that would be necessary. Members of Encore management and First Albany then answered numerous questions from the Encore Board relating to the merger agreement and the specific issues summarized in the preceding sentence. The Encore Board determined that it was in possession of sufficient information on which to make a decision and that the merger with Compex on the terms set forth in the merger agreement met the strategic goals of Encore. At that special meeting, First Albany delivered to the Encore Board First Albany’s written opinion that, as of November 11, 2005, and based upon the factors, assumptions and limitations set forth therein, that the merger consideration to be paid by Encore was fair, from a financial point of view, to Encore. Based on the information that had been presented to the Encore Board, the discussions that had been held, and other factors that the Encore Board considered relevant, the Encore Board unanimously approved the merger agreement and the transactions contemplated thereby, and authorized management to execute the merger agreement on behalf of Encore.
Compex’s Reasons for the Merger; Recommendation of Compex Board of Directors
      The Compex Board believes that the terms of the merger are fair and in the best interest of Compex’s shareholders. The Compex Board consulted with its legal and financial advisers as well as management of

Compex and carefully considered a variety of factors in evaluating the merger. Although it did not assign weight to any specific factor, among the factors considered by the Compex Board were the following:

•	Compex’s results of operations and financial position;

•	Future prospects of Compex’s business, with particular consideration of the effects of pending regulatory changes and potential reimbursement changes caused by competitive bidding under the Medicare Modernization Act, the current investment required by and competition faced by Compex’s European business, and the continuing investment required by its consumer business;

•	The historical market value, multiples of EBIT, EBITDA, revenue and earnings of Compex common stock as compared to the historical market value, multiples of EBIT, EBITDA, revenue and earnings of Encore common stock;

•	The financial terms of recent comparable business combinations in the electromedical stimulation and rehabilitation products industries;

•	The financial terms offered by the previous bidder and the results of contacts made by GH&F with other potential buyers of Compex;

•	The results of operations and financial position of Encore;

•	The future prospects of Encore’s business, with regard to the broader product line offered by Encore and the banking relationships held by Encore;

•	The market liquidity of Encore common stock and analyst coverage of Encore; and

•	The opinion of GH&F that the exchange ratio in the proposed merger was fair, as of the date of such opinion, from a financial point of view to the holders of Compex common stock (other than Encore and its affiliates).
      The Compex Board also considered the impact of the merger on its employees and customers.
      After careful review of these factors and other considerations, the Compex Board concluded that the merger is in the best interest of Compex and its shareholders and that the merger was preferable to the alternatives available to Compex, including remaining independent, and most likely to maximize short and long-term shareholder values. In the judgment of the Compex Board, the merger should result in improved liquidity for holders of Compex common stock, cost savings resulting from elimination of public reporting and duplicate management by the combined entity, enhanced services and a broader line of products for Compex customers, while at the same time providing holders of Compex common stock the potential for increased long-term value.
      FOR THE REASONS STATED ABOVE, THE COMPEX BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMPEX COMMON STOCK VOTE TO APPROVE THE MERGER AND THE MERGER AGREEMENT.
Opinion of Compex Financial Advisor
      Compex retained GH&F to act as its financial advisor and, if requested, to render to the Compex Board an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by Compex shareholders in the proposed merger.
      GH&F delivered to the Compex Board on November 11, 2005 its oral opinion, subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the exchange ratio in the proposed merger was fair, from a financial point of view, to the shareholders of Compex (other than Encore and its affiliates).
      The following is only a summary of the full text of the written opinion of GH&F, which is attached as Annex B to this joint proxy statement/ prospectus and is incorporated herein by reference. GH&F’s written opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by GH&F in connection with its opinion. Compex shareholders are urged to read the GH&F opinion in its entirety.

      While GH&F rendered its opinion and provided certain analyses to the Compex Board, GH&F was not requested to, and did not make, any recommendation to the Compex Board as to the specific form or amount of the consideration to be received by Compex shareholders in the proposed merger, which was determined through negotiations between Compex and Encore. GH&F’s written opinion, which was directed to the Compex Board, addresses only the fairness, from a financial point of view, of the exchange ratio set forth in the merger agreement, does not address Compex’s underlying business decision to proceed with, or effect, the merger or structure thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which Compex might engage and does not constitute a recommendation to any Compex shareholder as to how to vote in the merger. As noted elsewhere in this joint proxy statement/ prospectus, GH&F’s opinion to the Compex Board was one of many factors taken into consideration by the Compex Board in making its determination to approve the merger agreement.
      In arriving at its opinion, GH&F’s review included, among other things:

•	a draft of the merger agreement dated November 10, 2005;

•	certain publicly available financial, market, securities and other data with respect to Compex and Encore;

•	certain internal financial projections for Compex and Encore on a stand-alone basis prepared for financial planning purposes and furnished by the management of Compex and Encore, respectively;

•	discussions with members of the senior management of Compex and Encore with respect to the business and prospects of Compex and Encore;

•	historical prices and trading volumes for certain other companies deemed comparable to Compex and Encore by GH&F;

•	financial performance of certain other publicly traded companies deemed comparable to Compex and Encore by GH&F; and

•	financial terms, to the extent publicly available, of certain selected merger transactions deemed comparable to the proposed merger.
      The following is a summary of the material analyses and other information that GH&F prepared and relied on in delivering its opinion to the Compex Board. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by GH&F, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Except as otherwise noted, the quantitative information which follows, to the extent that it is based on market data, is based on market data as it existed on or before November 10, 2005 and is not necessarily indicative of current market conditions.

Implied Consideration
      Giving effect to the exchange ratio of 1.40056, the closing price of $5.14 for Encore on November 10, 2005, and the outstanding Compex common stock and common stock equivalents, GH&F calculated the aggregate implied value of the stock consideration payable in the merger for Compex common stock to be approximately $97.161 million. GH&F also calculated the implied enterprise value (equity value plus debt less cash) of Compex to be approximately $108.755 million. GH&F also calculated that the fully diluted shares to be issued to the shareholders and option holders of Compex would be an aggregate of 26.4% of the total Encore common stock and common stock equivalents following the merger based on share information furnished by management of Encore.

Historical Trading Analysis
      GH&F reviewed general background information concerning Compex and Encore, including recent financial and operating results and outlook, the price performance of Compex and Encore common stock over the previous 12 months relative to each other, the comparable companies identified below for each of Compex and Encore and the NASDAQ Stock Market, and the stock and price volume over selected periods and the stock trading history of Compex and Encore common stock. GH&F presented the recent Compex and Encore common stock trading information contained in the following table:

	Compex	Encore

Closing price on November 10, 2005	$4.85	$5.14
52 week high	$5.29	$7.20
52 week low	$3.15	$3.90

Compex Comparable Company Analysis
      GH&F analyzed financial information and valuation ratios of Compex compared to corresponding data and ratios from eight publicly traded companies deemed comparable by GH&F to Compex. This group was comprised of Animas Corporation, CONMED Corp., dj Orthopedics, Inc., Dynatronics Corp., Encore, Inverness Medical Innovations Inc., Orthofix International NV and Wright Medical Group, Inc. This group was selected from publicly traded companies with SIC codes 3841, 3842, 3845 and 5091 with market capitalizations up to $1.0 billion and deemed similar to Compex’s business. GH&F used publicly available Wall Street research estimates for the comparable company group. GH&F used projections for Compex provided by management of Compex. This analysis produced multiples of selected valuation data which GH&F compared to multiples for Compex derived from the implied value paid in the merger.

Comparable Companies

	Compex(1)	Low	Mean	Median	High

Enterprise value to latest twelve months revenue	1.1x	0.7x	2.1x	1.9x	4.0x
Enterprise value to estimated calendar year 2005 revenue	1.0x	1.6x	2.3x	1.9x	3.8x
Enterprise value to estimated calendar year 2006 revenue	0.8x	1.5x	2.0x	1.8x	3.1x
Enterprise value to latest twelve months earnings before interest, taxes, depreciation and amortization (EBITDA)	12.7x	8.0x	10.0x	9.7x	12.0x
Enterprise value to estimated calendar year 2005 EBITDA	13.3x	7.4x	10.0x	9.4x	11.9x
Enterprise value to estimated calendar year 2006 EBITDA	7.1x	6.7x	8.4x	8.1x	10.5x
Share price to latest twelve months earnings per share	24.6x	8.2x	23.4x	25.5x	33.5x
Share price to estimated calendar year 2005 earnings per share	25.8x	15.3x	22.0x	24.0x	28.1x
Share price to estimated calendar year 2006 earnings per share	11.7x	13.8x	20.8x	20.3x	32.0x

(1)	Based on implied consideration in merger.

Discounted Cash Flow Analysis
      GH&F performed a discounted cash flow analysis for Compex in which it calculated the present value of the projected hypothetical future cash flows of Compex using Compex management’s projections for the fiscal years ending June 30, 2006 through 2011. GH&F estimated a range of theoretical values for Compex based on the net present value of its implied annual cash flows and a terminal value for Compex in 2011 calculated based upon a multiple of EBITDA. For purposes of this analysis, GH&F used discount rates ranging from 28% to 32% based upon an analysis of the weighted average cost of capital of Compex, business specific risk and other relevant factors, and terminal values based on multiples of projected 2011 EBITDA ranging from 8.0x to 12.0x. This analysis resulted in implied equity values per share of Compex common stock ranging from a low of $5.51 per share to a high of $9.15 per share.

Comparable Transactions Analysis
      GH&F reviewed nine transactions involving companies operating in similar businesses and having SIC code classifications similar to Compex’s. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions involving companies having the following SIC codes: 3841, 3842, 3845 and 5091;

•	transactions that were announced and closed between January 1, 2000, and November 9, 2005;

•	transactions with enterprise values ranging from $25 million to $500 million;

•	transactions involving companies which GH&F deemed comparable to Compex;

•	transactions with publicly available information on terms;

•	transactions in which 100% of the company was acquired;

•	transactions involving public and private targets; and

•	transactions which were not share repurchases or hostile transactions.
      GH&F performed its analysis on the following transactions:

•	Acquisition of Royce Medical Co. by Ossur;

•	Acquisition of Empi, Inc. by Encore;

•	Acquisition of Breg Inc. by Orthofix International NV;

•	Acquisition of Orthologics-Bone Growth Business by dj Orthopedics, Inc.;

•	Acquisition of Chattanooga Group, Inc. by Encore;

•	Acquisition of Somnus Medical Technologies by Gyrus Group PLC;

•	Acquisition of Sunrise Medical Inc. by V.S.M. Investors;

•	Acquisition of Bioelectron by EBI Medica Systems; and

•	Acquisition of DePuy Orthopaedie SA by dj Orthopedics, Inc.
      GH&F analyzed financial information of the targets in these transactions. This analysis produced multiples of selected valuation data which GH&F compared to multiples for Compex derived from the implied value paid in the merger. The following table sets forth such comparisons.

M&A Transactions

	Compex	Low	Mean	Median	High

Enterprise value to latest twelve months revenue	1.1x	0.6x	2.2x	2.1x	4.4x
Enterprise value to last twelve months EBITDA	12.7x	4.5x	9.5x	11.0x	12.4x
Equity value to latest twelve months net income	25.9x	7.2x	16.8x	17.5x	25.0x

Premiums Paid Analysis
      GH&F reviewed publicly available information for selected transactions which GH&F deemed similar to this transaction to determine the implied premiums (discounts) payable in the transactions over recent trading prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	transactions involving companies having the following SIC codes: 3841, 3842, 3845 and 5091;

•	transactions that were announced between January 1, 2000 and November 10, 2005;

•	transactions with equity values ranging from $25 million and $500 million;

•	transactions involving publicly traded targets;

•	transactions in which 100% of the company was acquired;

•	transactions in which the stock price (pre-announcement) was greater than $1.00 per share; and

•	transactions which were not share repurchases or hostile transactions.
      GH&F performed its analysis on thirty-seven transactions. In examining the selected transactions, GH&F analyzed the premium (or discount) payable in the transactions over trading prices for the target company one day, one week and one month prior to the announcement of the transaction. GH&F calculated implied price premiums for Compex based upon the implied merger consideration and an assumed announcement date of November 11, 2005. The following table sets forth information concerning the premiums implied by the merger and the premiums in the selected transactions.

		Selected Transactions
	Implied
	Compex Premium	Low	Mean	Median	High

Price Premium
One day before announcement	48%	(9.1)%	31.2%	26.6%	112.2%
One week before announcement	63%	(6.9)%	37.9%	27.7%	115.0%
One month before announcement	76%	(7.4)%	52.4%	44.9%	216.2%

Historical Exchange Ratio Analysis
      GH&F compared the exchange ratio for the merger to the implied average exchange ratios calculated based on historical closing stock prices for Compex and Encore. GH&F examined the 10-day, 30-day, 60-day, 90-day, 120-day and 12-month average exchange ratios for Compex and Encore. This analysis produced the following implied average historical exchange ratios and implied premiums to such implied average historical exchange ratio based on the exchange ratio of 1.40056 shares of Encore common stock for each share of Compex common stock:

	Average Exchange Ratio	Implied Premium

Last 10 trading days	.89x	57.7%
Last 30 trading days	.86x	63.2%
Last 60 trading days	.82x	71.7%
Last 90 trading days	.80x	74.2%
Last 120 trading days	.80x	76.0%
Last 12 months	.83x	68.9%

Pro Forma Analyses
      Accretion/ Dilution Analysis. GH&F analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for calendar year 2006 and 2007 based on Wall Street research estimates for Encore and Compex’s management projections for Compex. Without taking into consideration any possible synergies that the combined company may realize following the consummation of the merger, GH&F determined that the transaction could be accretive for calendar years 2006 and 2007 to the projected stand-alone earnings per share of Encore.

      Contribution Analysis. GH&F analyzed the expected contributions of each of Compex and Encore to revenue, earnings before income and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and net income of the combined company for the different periods described in the tables below based on historical financial information for Compex and Encore, Compex’s management’s projections for the calendar years ending December 31, 2005 and 2006, and Wall Street estimates for Encore for the calendar years ending December 31, 2005 and 2006. The analysis did not take into consideration any possible synergies the combined company may realize following the consummation of the merger or any transaction related expenses. GH&F noted that it calculated that the fully diluted shares issued to the shareholders and option holders of Compex would be an aggregate of 26.4% of the total Encore common stock and common stock equivalents following the merger. The analysis indicated the following contributions of Compex and Encore to the combined entity:

	Estimated Calendar Year 2005

	Encore Contribution	Compex Contribution

Revenue	74.4%	25.6%
EBIT	87.2%	12.8%
EBITDA	88.1%	11.9%
Net Income	74.1%	25.9%

	Estimated Calendar Year 2006

	Encore Contribution	Compex Contribution

Revenue	71.6%	28.4%
EBIT	79.8%	20.2%
EBITDA	82.0%	18.0%
Net Income	67.5%	32.5%

Analysis of Encore Common Stock
      GH&F reviewed general trading information concerning Encore, including publicly available research analyst recommendations and estimates, the price performance of Encore common stock over the previous 12 months relative to NASDAQ stock market and the group of comparable companies described below, and the stock price and volume over selected periods and the stock trading history of Encore common stock.
      In addition, GH&F analyzed financial information and valuation ratios of Encore compared to corresponding data and ratios from eight publicly traded companies deemed comparable by GH&F to Encore. This group was comprised of Animas Corporation, Compex, CONMED Corp., dj Orthopedics, Inc., Dynatronics Corp., Inverness Medical Innovations Inc., Orthofix International NV and Wright Medical Group, Inc. The group was selected from publicly traded companies with SIC codes 3841, 3842, 3845 and 5091 with market capitalizations up to $1.0 billion and which GH&F deemed similar to Encore’s business. GH&F used publicly available Wall Street research estimates for the comparable company group and for Encore.

      This analysis produced multiples of selected valuation data which GH&F compared to multiples for Encore based on Encore’s share price on November 10, 2005 as follows:

Comparable Companies

	Encore(1)	Low	Mean	Median	High

Enterprise value to latest twelve months revenue	1.9x	0.7x	2.0x	1.9x	4.0x
Enterprise value to estimated calendar year 2005 revenue	1.9x	0.7x	2.1x	1.9x	3.8x
Enterprise value to estimated calendar year 2006 revenue	1.8x	1.5x	2.1x	1.8x	3.1x
Enterprise value to latest twelve months EBITDA	10.0x	8.0x	9.7x	9.3x	12.0x
Enterprise value to estimated calendar year 2005 EBITDA	9.3x	7.4x	10.1x	10.6x	11.9x
Enterprise value to estimated calendar year 2006 EBITDA	8.1x	6.7x	8.5x	8.4x	10.5x
Share price to latest twelve months earnings per share	33.5x	8.2x	20.5x	21.1x	29.4x
Share price to estimated calendar year 2005 earnings per share	26.5x	15.3x	20.0x	16.4x	28.1x
Share price to estimated calendar year 2006 earnings per share	16.3x	13.8x	21.6x	21.3x	32.0x

(1)	Based on November 10, 2005 closing price per share of $5.14 for Encore common stock.
      In reaching its conclusion as to the fairness of the merger consideration and in its presentation to the Compex Board, GH&F did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. GH&F believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.
      The analyses of GH&F are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. These analyses are inherently subject to uncertainty because they are based upon numerous factors or events beyond the control of the parties and their respective advisors. No company or transaction used in any analysis for purposes of comparison is identical to Compex, Encore or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Compex and Encore were compared and other factors that could affect the public trading value of the companies.
      For purposes of its opinion, GH&F relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or reviewed by it, and did not assume responsibility independently to verify such information. GH&F assumed, with Compex’s consent, that the information provided to GH&F was prepared on a reasonable basis in accordance with industry practice, and that neither Compex’s nor Encore’s management was aware of any information or facts that would make the information provided to GH&F incomplete or misleading. In rendering its opinion, GH&F assumed that Compex and Encore were not parties to any material pending transaction, including any external financing, recapitalization, acquisition or merger, divestiture or spin-off other than the merger, and with respect to business outlook information relating to Compex and Encore reviewed by GH&F, GH&F assumed that such information reflected the best currently available estimates and judgments of management. GH&F expressed no opinion as to any financial forecasts or other forward-looking information of Compex or Encore or the assumptions on which they were based. GH&F did not act as an advisor to Compex as to, and GH&F expressed no opinion on, any legal, tax, accounting or regulatory matters in any jurisdiction. GH&F also relied on the assumptions of Compex’s management, as to all accounting, legal, tax and financial reporting matters with respect to Compex, Encore and the merger agreement.
      GH&F assumed that the merger will qualify as a reorganization under the United States Internal Revenue Code. GH&F did not independently verify that such tax treatment will be available in respect of the merger, and expressed no view with respect to the tax treatment that will be required to be applied to the merger.
      In rendering its opinion, GH&F also assumed the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto, and without obligations thereunder. In arriving at its opinion, GH&F assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect Compex or Encore or alter the terms of the merger.
      In arriving at its opinion, GH&F did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Compex or Encore, or concerning the solvency of either entity, and was not furnished with any such appraisals or valuations. The analyses performed by GH&F in connection with its opinion were going concern analyses and GH&F did not express any opinion regarding the liquidation value of any entity.
      GH&F’s opinion addressed only the exchange ratio in the merger agreement and no other term or agreement relating to the merger or related transactions. GH&F did not express any opinion as to the price at which shares of Compex common stock or Encore common stock have traded or such stock may trade following announcement of the merger. The opinion was based on information available to GH&F and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. GH&F did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.
      The Compex Board selected GH&F as its financial adviser because GH&F is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Under the terms of the engagement letter between Compex and GH&F, Compex paid GH&F an initial fee of $100,000, Compex paid GH&F an additional $75,000 upon delivery of the opinion as to the fairness of the exchange ratio, and Compex has agreed to pay GH&F a fee of 1.0% of the transaction value upon the consummation of the merger. GH&F may seek to be engaged by Compex or the combined company in the future for which it may receive compensation. Whether or not the transaction is consummated, Compex has agreed to pay the reasonable out-of-pocket expenses of GH&F and to indemnify GH&F against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of GH&F by the Compex Board.
      GH&F, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.
Encore’s Reasons for the Merger
      The Encore Board has determined that the merger is in the best interests of Encore and its stockholders and the Encore Board has unanimously approved the merger and the merger agreement and recommended approval by its stockholders at the special meeting of Encore. In reaching its determination, the Encore Board relied upon the recommendations of senior management and First Albany who considered a number of factors listed below:

•	The merger created a stronger company competing in the electrical stimulation business with the ability for Encore to leverage its clinical rehabilitation business through its Chattanooga product lines into the broader rehabilitation business;

•	The geographic proximity between Compex and Encore’s Empi operations creates the opportunity to build best of breed management and operations between the two organizations;

•	The transaction will offer leverage of intellectual property, technology, research and development, engineering, sales and marketing, and patient billing operations;

•	The complementary sales forces will create a larger, stronger and broader calling effort, especially in advancing Encore’s expansion of its Empi business into the physician market;

•	Due to Encore’s significant surgical implant operations, the combined company will benefit from longstanding relationships with orthopedic surgeons nationwide; and

•	The combined company should enjoy improved manufacturing efficiencies and margins because Encore currently manufactures certain products that Compex sells as a distributor.
      The above discussion of information and factors provided to the Encore Board is not intended to be exhaustive but is believed to include all material factors considered by the Encore Board. The Encore Board did not quantify or otherwise assign relative weight to the specific factors considered. In addition, the Encore Board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors.
      Individual members of the Encore Board may have given different weight to different factors. However, after taking into account all of the factors described above, each of Encore’s board of directors determined that the merger and the merger agreement were fair to, and in the best interests of, Encore and its stockholders, and that Encore should proceed with the merger.
Opinion of Encore’s Financial Advisor
      Encore retained First Albany to render an opinion to the Encore Board as to the fairness, from a financial point of view, to Encore of the consideration to be paid by Encore in the proposed merger with Compex. The Encore Board selected First Albany to render the fairness opinion based on First Albany’s qualifications, expertise and reputation as well as its knowledge of the healthcare industry and Encore. No instructions were provided to and no limitations were imposed by the Encore Board upon First Albany with respect to the investigation made or the procedures followed by First Albany in rendering its opinion.
      On November 11, 2005, at the special meeting of the Encore Board held to evaluate the proposed merger, First Albany delivered to the Encore Board an oral opinion, which was subsequently confirmed by a written opinion dated November 11, 2005, to the effect that, as of November 11, 2005 and based upon the facts and circumstances as they existed at that time, and subject to the assumptions made, matters considered and limits of review set forth in the opinion, the merger consideration to be paid by Encore was fair, from a financial point of view, to Encore.
      The full text of the opinion delivered by First Albany to the Encore Board, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by First Albany in rendering its opinion, is attached as Annex C to this document and is incorporated herein by reference. The summary of First Albany’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion attached as Annex C to this document. Encore stockholders are urged to read the First Albany opinion carefully in its entirety.
      First Albany’s opinion is directed to the Encore Board and addresses only the fairness, from a financial point of view, to Encore of the consideration to be paid by Encore in the merger with Compex. First Albany was not asked to consider, and its opinion does not address, the relative merits of the proposed merger as compared to any alternative business strategy that may exist for Encore or any other aspect of the merger or the underlying business decision of Encore to effect the merger. First Albany’s opinion is not a recommendation as to any matter to be presented to stockholders and does not constitute an opinion as to the prices at which the securities of Encore or Compex may trade in the future.
      In connection with rendering its opinion, First Albany, among other things:

•	reviewed certain publicly available business and financial data relating to Encore, including Encore’s annual reports on Form 10-K for the fiscal years ended December 31, 2004 and 2003 and all financial statements therein and Encore’s quarterly reports on Form 10-Q for the fiscal quarters ended April 2, 2005, July 2, 2005 and October 1, 2005 and all financial statements therein;

•	reviewed certain financial and operating information and financial projections of Encore furnished to First Albany by Encore;

•	compared the financial performance and the prices and trading activity of Encore’s common stock with those of other companies that First Albany deemed relevant;

•	reviewed certain publicly available business and financial data relating to Compex including Compex’s annual reports on Form 10-K for the fiscal years ended June 30, 2005 and 2004 and all financial statements therein and Compex’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 and all financial statements therein;

•	reviewed certain financial and operating information and financial projections of Compex, prepared by management of Compex and furnished to First Albany by Encore;

•	compared the financial performance and the prices and trading activity of Compex common stock with those of other companies that First Albany deemed relevant;

•	compared the historical and projected financial performance of Compex and Encore with those of other companies that First Albany deemed relevant;

•	compared the financial terms of the transaction with the financial terms, to the extent publicly available, of other transactions First Albany deemed relevant;

•	held discussions with the management of Compex and Encore concerning the past and current business operations, financial condition and prospects of Compex and Encore;

•	reviewed the financial terms and conditions of the transaction set forth in the draft of the merger agreement dated November 8, 2005; and

•	made such other studies and inquiries, and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria, as First Albany deemed relevant.
      First Albany’s opinion is based on market, economic and other conditions and circumstances involving Encore, Compex and their respective industries as they existed on, and which, by necessity, could only be evaluated on, the date of the First Albany opinion. First Albany assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date thereof.
      In connection with its review and arriving at its opinion, with the consent of the Encore Board, First Albany:

•	assumed that the draft that First Albany examined at the date of its opinion did not contain any material differences from the final executed form of the merger agreement, and that the proposed merger with Compex would be consummated in accordance with the terms described in the merger agreement, without amendments, modifications to or waivers thereto;

•	relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with First Albany by Encore or otherwise publicly available, and assumed that there were no material changes in the business operations, financial condition or prospects of Encore or Compex since the respective dates of such information;

•	did not assume any responsibility for independent verification of any of the information referred to above;

•	assumed that the financial forecasts relating to Encore and Compex referred to above were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Encore as to the future financial performance of Encore and Compex; and

•	did not conduct a physical inspection or make any independent evaluation or appraisal of any of the assets, properties or facilities of Encore or Compex, nor was First Albany furnished with any such evaluation or appraisal.
      The following is a summary of the significant financial analyses used by First Albany in connection with the rendering of its opinion. The following summary, however, does not purport to be a complete description of the financial data presented or analyses performed by First Albany. Instead, it describes in summary form the material elements of the presentation First Albany made to the Encore Board on November 11, 2005 in connection with the preparation of its fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.
      Selected Precedent Transaction Analysis: Using publicly available information, First Albany reviewed financial information relating to the following selected transactions in the medical device industry since 1999:

Acquiror	Target

Encore Medical Corporation	Empi, Inc.
Orthofix International NV	BREG
dj Orthopedics Inc.	OrthoLogic Bone Growth Business
Patterson Dental Company	AbilityOne Products Corporation
Encore Medical Corporation	Chattanooga Group, Inc.
OrthoRehab Inc.	OrthoLogic CPM Business
Biomet, Inc.	Bioelectron Inc.
Smith & Nephew plc	Exogen, Inc.
Fox Paine & Company	Maxxim Medical, Inc.
Carlyle Group	Empi, Inc.
Chase Capital Partners and Affiliates	Donjoy (Smith & Nephew)
      First Albany chose the selected transactions because they were business combinations that, for the purposes of the analysis, First Albany considered to be reasonably similar to the proposed merger in that these transactions involved the acquisition of companies in the medical device industry and in lines of business that are reasonably similar to that of Compex.
      First Albany reviewed, among other things, the multiples of the transaction enterprise value of the business combination, which consist of the transaction value of the target company’s equity plus the total debt minus cash, cash equivalents and marketable securities, of the target company to:

•	latest twelve months revenue, referred to as LTM revenue;

•	next twelve months revenue, referred to as NTM revenue; and

•	latest twelve months earnings before interest, taxes, depreciation and amortization, referred to as LTM EBITDA.
      Actual financial and operating data for Compex was based on relevant SEC filings. Estimated financial and operating data for Compex was based on information and internal estimates of the management of Compex. Actual and estimated financial and operating data for the transactions was based on relevant SEC filings and press releases and publicly available research analysts’ estimates, respectively.
      First Albany applied a range of selected multiples derived from the selected transactions to the corresponding LTM revenue, NTM revenue and LTM EBITDA of Compex. This analysis indicated the following price per share range for Compex of approximately $7.13 per share to $12.27 per share, as compared to the value of the consideration to be paid in the proposed merger of approximately $7.00 per share.

Price per Share Range	$7.13 (low)	-	$12.27	(high)
Value of Consideration to be Paid in Transaction			$7.00

      Selected Comparable Public Company Analysis: Using publicly available information, First Albany compared selected financial information, ratios and public market multiples for Compex to the corresponding data for five publicly-traded medical device companies, all of which First Albany deemed to be broadly comparable to Compex:

CONMED Corporation
dj Orthopedics, Inc.
Orthofix International NV
Encore Medical Corporation
IOMED
      Although none of the selected companies is directly comparable to Compex, the companies were chosen because, for purposes of the analysis, First Albany considered them comparable to Compex in that these companies are companies with products, services, or operating profiles that are reasonably similar to that of Compex.
      First Albany reviewed, among other information, the comparable companies’ multiples of total enterprise value, referred to as TEV, which consists of the market value of the particular company’s equity plus the total debt minus cash, cash equivalents and marketable securities of the company to:

•	latest twelve months revenue, referred to as LTM revenue;

•	estimated calendar year 2005 revenue and estimated calendar year 2006 revenue, referred to as CY 2005E and CY 2006E revenue, respectively; and

•	latest twelve months earnings before interest, taxes, depreciation and amortization, referred to as LTM EBITDA.
      First Albany also reviewed, among other information, the comparable companies’ multiples of price to:

•	latest twelve months earnings per share, referred to as LTM EPS; and

•	estimated calendar year 2005 earnings per share and estimated calendar year 2006 earnings per share, referred to as CY 2005E and CY 2006E EPS, respectively.
      All of the multiples were based on closing stock prices on November 9, 2005. Actual and estimated financial and operating data for the selected companies and Compex were based on relevant SEC filings and publicly available research analysts’ estimates, respectively.
      First Albany applied a range of selected multiples derived from the selected transactions to the corresponding LTM revenue, CY 2005E revenue, CY 2006E revenue, LTM EBITDA, LTM EPS, CY 2005E EPS and CY 2006E EPS of Compex. This analysis indicated the following price per share range for Compex of approximately $7.77 per share to $9.29 per share, as compared to the value of the consideration to be paid in the proposed merger of approximately $7.00 per share.

Price per Share Range	$7.77 (low)	-	$9.29	(high)
Value of Consideration to be Paid in Transaction			$7.00
      Control Premium Analysis: Using publicly available information, First Albany reviewed selected medical device deals with enterprise values between $50 million and $500 million, which were announced since January 1, 1999. First Albany reviewed the historical control premiums paid to the acquired company’s closing market prices one day prior, one week prior, and one month prior to the announcement of each respective transaction for these selected deals. First Albany applied a range of control premiums derived from the selected medical device deals to Compex’s stock price per share one day prior, one week prior, and one month prior to November 9, 2005. The results of this analysis are summarized below:

		Control Premium		Price per Share
	Compex	Range		Range
	Stock
	Price	Median	High	Low	High

One Day Prior	$4.93	26.9%	80.8%	$6.26	$8.91
One Week Prior	$4.12	33.8%	81.6%	$5.51	$7.48
One Month Prior	$4.21	41.3%	104.3%	$5.95	$8.60
Value of Consideration to be Paid in Transaction				$7.00
      Contribution Analysis: Using publicly available information, First Albany compared selected financial information for Compex to the corresponding data for Encore to determine each party’s relative financial contributions to the combined entity.
      First Albany reviewed, among other things, the contribution percentages derived from combined financial information of Compex and Encore for:

•	LTM revenue;

•	CY 2005E and CY 2006E revenue;

•	LTM EBITDA; and

•	estimated calendar year 2005 and estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization, referred to as CY 2005E and CY 2006E EBITDA, respectively.
      Actual financial and operating data for Encore and Compex was based on relevant SEC filings. Estimated financial and operating data for Encore was based on information and internal estimates of the management of Encore. Estimated financial and operating data for Compex was based on information and internal estimates of the management of Compex.
      First Albany applied a range of contribution percentages towards LTM revenue, CY 2005E revenue, CY 2006E revenue, LTM EBITDA, CY 2005E EBITDA and CY 2006E EBITDA of Compex. This analysis indicated the following price per share range for Compex of approximately $6.03 per share to $13.81 per share, as compared to the value of the consideration to be paid in the proposed merger of approximately $7.00 per share.

Price per Share Range	$6.03 (low)	-	$13.81	(high)
Value of Consideration to be Paid in Transaction			$7.00
      The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, First Albany made qualitative judgments as to the significance and relevance of each analysis and factor considered by it, and based on the results of all the analyses undertaken by it and assessed as a whole. First Albany did not draw conclusions in isolation from or with regard to any one factor or method of analysis. Accordingly, First Albany believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses set forth in its opinion.
      In performing its analyses, First Albany made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Encore and Compex. No company, transaction or business used in those analyses as a comparison is identical to Encore, Compex or the merger, nor is an evaluation of the results entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

      The estimates contained in the analyses performed by First Albany and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. Accordingly, such estimates are inherently subject to substantial uncertainty and neither Encore nor First Albany assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.
      First Albany received a fee of $300,000 in connection with the delivery of its fairness opinion, which fee is not contingent on the consummation of the merger. Encore will also pay First Albany an additional fee of $900,000 for First Albany’s financial advisory services in connection with this transaction, which is due upon completion of the merger. Encore has also agreed to indemnify and hold harmless First Albany and its affiliates and any director, officer, agent or employee of First Albany or any of its affiliates, or any person controlling First Albany or its affiliates, for losses, expenses, claims or proceedings relating to or arising out of its engagement by Encore. The terms of the fee arrangement with First Albany, which Encore and First Albany believe are customary in transactions of this nature, and were negotiated at arm’s-length between Encore and First Albany.
      First Albany is a full-service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of Encore and Compex. First Albany provides analyst and research coverage on Encore.
Interests of Certain Persons in the Merger
      When considering the recommendation of the Compex Board with respect to the merger agreement, Compex shareholders should be aware that Compex’s directors and executive officers, as individuals, have interests in the merger that are in addition to, or different from, the interests of Compex shareholders generally. The employment agreements of each of the executive officers of Compex other than Mr. Gladney provide that, if their employment is terminated within one year after the merger, they will be entitled to one full year salary, rather than six months salary, as severance compensation. In the event that their employment is terminated within one year after the merger, Mr. Youngstrom, Compex’s Chief Financial Officer and Vice President of Finance, will be entitled to $418,562 severance pay; Mr. Masko, Compex’s President of Worldwide Consumer Products, will be entitled to $414,000 severance pay; Mr. Goodpaster, Compex’s Vice President of Sales Operations for the U.S. Medical Division, will be entitled to $376,740 severance pay; and Mr. Chrystal, Compex’s Vice President of Manufacturing Operations, will be entitled to $320,860 severance pay. Mr. Gladney’s employment agreement provides that if he is terminated after the merger, he will be entitled to two years’ salary, or $861,836, plus continuation of welfare benefits for two years and payment of a pro rata portion of the current years’ bonus. Further, the options to purchase shares of Compex common stock and the restricted stock granted to each of Compex’s executive officers will vest upon consummation of the merger.
      First Albany, Encore’s financial advisor in connection with the merger, received a fee of $300,000 in connection with the delivery of its fairness opinion, which fee is not contingent on the consummation of the merger. Encore will also pay First Albany an additional fee of $900,000 for First Albany’s financial advisory services in connection with this transaction, which is due upon completion of the merger. First Albany has also served as a co-managing underwriter in three of Encore’s previous public offerings. Encore paid to First Albany a total of $2.4 million compensation in connection with those offerings.
Management After the Merger
      After the completion of the merger, it is anticipated that Kenneth W. Davidson, Encore’s Chief Executive Officer, will be Chief Executive Officer of Compex, Harry L. Zimmerman, Encore’s Executive

Vice President and General Counsel, will be Secretary of Compex, and William W. Burke, Encore’s Executive Vice President and Chief Financial Officer, will be Treasurer of Compex. The directors of Compex will be Messrs. Davidson, Zimmerman, and Burke. The former officers of Compex will not serve as executive officers of Compex after the merger. The executive officers and directors of Encore after the merger will remain unchanged. Information about Encore’s directors and executive officers can be found in Encore’s Form 10-K for the year ended December 31, 2004 which is incorporated by reference into this joint proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION.”
Material Federal Income Tax Consequences
      The following summary sets forth the material U.S. federal income tax consequences of the merger that are expected to apply generally to you as a Compex shareholder upon an exchange of your shares of Compex stock for shares of Encore common stock in the merger. This discussion addresses only Compex shareholders who hold their Compex stock as capital assets.
      It does not address all of the U.S. federal income tax consequences that may be relevant to a particular Compex shareholder in light of that shareholder’s individual circumstances or to a Compex shareholder who is subject to special tax rules, including holders:

•	who are subject to special tax rules such as financial institutions, dealers in securities or currencies, mutual funds, regulated investment companies, real estate investment trusts, insurance companies, S corporations, partnerships, or other pass-through entities or tax-exempt entities;

•	who are subject to the alternative minimum tax provisions of the Code;

•	who acquired their Compex shares in connection with the exercise of stock options or under stock purchase plans or in other compensatory transactions;

•	who hold their Compex shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	who are not considered U.S. persons for U.S. federal income tax purposes.
      In addition, the following discussion does not address:

•	the consequences of the merger under state, local or foreign tax or estate, gift, excise or other non-income tax laws;

•	the tax consequences to holders of options issued by Compex which are converted into the right to receive shares of Encore common stock and cash in connection with the merger;

•	the tax consequences of the receipt of shares of Encore common stock other than in exchange for shares of Compex stock; or

•	the tax consequences of any transactions effectuated prior or subsequent to, or concurrently with the merger, including without limitation, any transaction in which shares of Compex stock are acquired or shares of Encore stock are disposed of.
      This summary is provided for general purposes only and does not constitute legal or tax advice. The tax consequences associated with the merger are complex and in some instances uncertain. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular U.S. federal, state and local or foreign income or other tax consequences to you of the merger in light of your particular circumstances. This summary is based upon interpretations of current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, as well as existing Treasury Regulations promulgated under the Code, existing Treasury rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Any change to these authorities could alter the tax consequences to the Compex shareholders described in this summary.
      Neither Encore nor Compex has requested or will receive an advance ruling from the Internal Revenue Service (“IRS”) as to the federal income tax consequences of the merger. The obligation of Compex to consummate the merger is conditioned upon receipt of an opinion of Dorsey & Whitney LLP, counsel to Compex, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinion of counsel will be given in reliance on customary representations and assumptions as to factual matters provided by the management of Encore and the management of Compex. In the event that any of these representations or assumptions are incorrect and the ultimate facts do not support reorganization treatment, the opinion of counsel cannot be relied upon. The opinion is also based upon the Code, Treasury Regulations currently in effect thereunder, current published administrative rulings of the IRS and judicial authority, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of such opinions and this discussion. In addition, an opinion of counsel is not binding upon the IRS, and there can be no assurance, and none is given, that the IRS will not take a position which is contrary to the positions reflected in the opinion of counsel, or that such opinion will be upheld by the courts if challenged by the IRS.
      Each Compex shareholder is urged to consult such shareholder’s personal tax and financial advisors regarding the specific federal income tax consequences to such shareholder, based on such shareholder’s own particular status and circumstances, and also as to any state, local, foreign or other tax consequences arising out of the merger.
      Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to a Compex shareholder of the exchange of Compex stock for Encore common stock pursuant to the merger will be as follows:

•	A Compex shareholder will recognize no gain or loss upon the exchange of Compex stock solely for Encore common stock pursuant to the merger.

•	The aggregate tax basis of the Encore common stock received by a shareholder of Compex pursuant to the merger, including any fractional shares deemed received, as described below, will be the same as the aggregate tax basis of the Compex stock surrendered in exchange therefor.

•	To the extent that a Compex shareholder receives cash in lieu of a fractional share of Encore common stock, the shareholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The shareholder generally will recognize gain or loss equal to the difference between the cash received and the portion of the shareholder’s tax basis in the shares of Compex stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of Compex common stock is more than one year as of the date of the merger.

•	The holding period of the shares of Encore common stock received by a Compex shareholder will include the holding period or periods of the Compex stock exchanged therefor.
      Tax Consequences if the Merger does not Qualify as a Reorganization Under Section 368(a) of the Code. If the Internal Revenue Service determines that the merger does not qualify as a reorganization with the meaning of Section 368(a) of the Code and that determination is upheld, Compex shareholders would be required to recognize a gain or loss with respect to each share of Compex stock surrendered in the merger in an amount equal to the difference between (a) the fair market value of the Encore common stock received in the merger and (b) the tax basis of the shares of Compex stock surrendered in exchange therefor. Such gain or loss will be long-term capital gain or loss if such shareholder held the Compex stock for more than one year. The amount and character of the gain or loss will be computed separately for each block of Compex stock that was purchased by the shareholder in the same transaction. A Compex shareholder’s aggregate tax basis in the Encore common stock received in the merger would in this case be equal to its fair market value at the time of the closing of the merger, and the holding period for the Encore common stock would begin the day after the closing of the merger.
      Backup Withholding. If you are not a corporation, you may be subject to backup withholding at a rate of 28% on any cash paid to you in lieu of fractional shares of Encore common stock. However, back-up withholding will not apply to you if you either (1) furnish a correct taxpayer identification number and certify that you are not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the letter of transmittal, or (2) otherwise prove to Encore and its exchange agent that you are exempt from backup withholding.

      Reporting Requirements. You will be required to file a statement with your federal income tax return setting forth your basis in your Compex stock surrendered and the fair market value of the Encore common stock and cash, if any, that you received in the merger, and to retain permanent records of these facts relating to the merger.
      The discussion above is intended only as a summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision whether to vote for the merger proposals.
Accounting Treatment
      The transaction described in this joint proxy statement/ prospectus will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles in the United States, commonly referred to as GAAP, for accounting and financial reporting purposes. Compex will be treated as the acquired corporation for these purposes. Compex’s assets, liabilities and other items will be adjusted to their estimated fair value at the completion of the merger and combined with the historical book values of the assets and liabilities of Encore. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. Goodwill resulting from this transaction will be reported as an asset subject to annual impairment reviews.
No Appraisal Rights
      Neither Encore stockholders nor Compex shareholders will have appraisal rights in connection with the merger.
Regulatory Approvals
      Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/ prospectus as the HSR Act, the merger may not be consummated until the applicable waiting period requirements of the HSR Act have been satisfied. The early termination of the waiting period was granted on January 18, 2006. Although each state and foreign country in which Encore or Compex has operations also may review the merger under applicable state or foreign antitrust laws, the parties feel that no such review is required.
Relationships Between Encore and Compex
      Except as otherwise described in this joint proxy statement/ prospectus, neither Encore nor, to the best of Encore’s knowledge, any of its directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Compex, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as referenced in this joint proxy statement/ prospectus, there have been no contacts, negotiations or transactions since January 1, 2002, between Encore or, to the best of Encore’s knowledge, any of its directors, executive officers or other affiliates on the one hand, and Compex or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither Encore nor, to the best of Encore’s knowledge, any of its directors, executive officers or other affiliates has since January 1, 2002 entered into any transaction with Compex or any of its officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the merger.
      Neither Encore nor, to the best of Encore’s knowledge, any of its directors, executive officers or other affiliates beneficially owns or has any right to acquire, directly or indirectly, any shares of Compex stock.
      Neither Encore nor, to the best of Encore’s knowledge, any of its directors, executive officers or other affiliates has effected any transaction in shares of Compex stock during the past 60 days.

Stock Ownership Following the Merger
      Assuming that no additional shares of Compex stock or options to purchase Compex stock are issued and none of the currently outstanding options to purchase Compex stock are cancelled prior to the closing of the merger, and in light of the agreed, unadjusted exchange ratio for Encore common stock of 1.40056, Encore will issue approximately 18,865,942 shares of its common stock and reserve an additional 3,056,115 shares of its common stock for future issuance in connection with Encore’s assumption of Compex’s outstanding options. Based upon 51,836,000 shares of Encore common stock issued and outstanding as of November 30, 2005, the former holders of Compex common stock would hold and have voting power with respect to approximately 25% and the stockholders of Encore prior to the closing of the merger would hold and have voting power with respect to approximately 75% of Encore’s total issued and outstanding shares of common stock after completion of the merger.
      In the event that the exchange ratio multiplied by the average last sale price of Encore’s common stock (as quoted as the Nasdaq National Market during the 30 calendar days ending one trading day before the date of Compex’s shareholders’ meeting to approve the merger) is less than $6.50 (in effect, if the average last sale price is less than $4.64), the exchange ratio shall be adjusted so that the exchange ratio multiplied by the average last sale price of Encore’s common stock is equal to $6.50. Nevertheless, if the average last sale price is equal to or less than $4.35, the exchange ratio will be fixed at 1.49425 shares of Encore common stock for each share of Compex common stock. If the average last sale price is less than $4.35, however, Compex has the right to terminate the transaction. If the exchange ratio multiplied by the average last sale price of Encore’s common stock is more than $8.50 (in effect, if the average last sale price is more than $6.07), the exchange ratio shall be adjusted so that the exchange ratio multiplied by the average last sale price is equal to $8.50. Under the terms of the merger agreement, Encore shall have assumed, negotiated continuation of, or tendered full payment in accordance with a payoff letter from U.S. Bank National Association for, all obligations under Compex’s $15 million U.S. Bank Credit Agreement.

TERMS OF THE MERGER AGREEMENT
      The following is a summary of the material provisions of the merger agreement. However, the following is not a complete description of all provisions of the merger agreement. We urge you to carefully read the entire merger agreement, which is attached as Annex A to this joint proxy statement/ prospectus and is incorporated into this document by reference. This summary is qualified in its entirety by reference to the full text of the merger agreement.
      The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Encore or Compex. Such information can be found elsewhere in this joint proxy statement/ prospectus and in the other public filings Encore and Compex make with the SEC, which are available without charge at www.sec.gov.
      The merger agreement contains representations and warranties Compex and Encore made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement. While Encore and Compex do not believe that the disclosure schedules contain information required to be publicly disclosed under the securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Encore’s and Compex’s general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.
General
      On November 11, 2005, Encore Medical Corporation, Compex Technologies, Inc. and Encore-Snow Acquisition Corp. entered into an Agreement and Plan of Merger, or the merger agreement. The merger agreement provides for the merger of Encore-Snow Acquisition Corp., a wholly owned subsidiary of Encore with and into Compex, with Compex being the surviving corporation. As a result of the merger, the stockholders of Compex will become stockholders of Encore. The merger will be effective upon the filing of properly executed articles of merger with the Secretary of State of the State of Minnesota in accordance with the Minnesota Business Corporation Act and with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law.
Manner and Basis of Converting Shares in the Merger
      Under the terms of the merger agreement, upon completion of the merger, each issued and outstanding share of Compex common stock will be converted into the right to receive shares of Encore common stock based on an exchange ratio and cash in exchange for any fractional shares and for dividends declared or other distributions with a record date after the effective time of the merger. All options to purchase common stock of Compex will be assumed by Encore at the effective time of the merger.
Exchange Ratio
      At the effective time of the merger, each outstanding share of Compex common stock will be exchanged for 1.40056 shares of Encore common stock (the exchange ratio), and each option to purchase shares of Compex common stock will be assumed by Encore and will be exercisable for a number of shares of Encore common stock (and at an exercise price) adjusted to reflect the exchange ratio. The exchange ratio is subject to adjustment based on the average last sale price of Encore’s common stock (as quoted as the Nasdaq National Market) during the 30 calendar days ending one trading day before the date of Compex’s shareholders’ meeting. If the average last sale price of Encore’s common stock multiplied by the exchange ratio is less than $6.50 (in effect, if the average last sale price of Encore’s common stock is less than $4.64), the exchange ratio will be adjusted so that the exchange ratio multiplied by the average last sale price of Encore’s common stock is equal to $6.50. Nevertheless, if the average last sale price of Encore’s common stock is less than $4.35, the exchange ratio will be fixed at 1.49425 shares of Encore common stock for each share of Compex common stock. If the average last sale price of Encore’s common stock is less than $4.35, however, Compex has the right to terminate the transaction. If the exchange ratio multiplied by the average last sale price of Encore’s common stock is more than $8.50 (in effect, if the average last sale price of Encore’s common stock is more than $6.07 per share), the exchange ratio shall be adjusted so that the exchange ratio multiplied by the average last sale price of Encore’s common stock is equal to $8.50. Under the terms of the merger agreement, Encore will also assume or pay off approximately $17.2 million of Compex debt.
      Encore will not issue certificates representing fractional shares of its common stock in the merger. Any shareholder who would otherwise be entitled to a fractional share under the merger agreement will receive a cash payment (without interest) in an amount equal to such fractional part of a share of Encore common stock multiplied by the closing price of Encore’s common stock on the Nasdaq National Market on the closing date.
      The merger agreement contemplates that, upon receipt of any Compex stock certificate and a signed letter of transmittal on a form approved by Encore, the exchange agent will issue to the holder of the Compex certificate a certificate representing shares of Encore common stock and cash for fractional shares.
      After the completion of the merger, until it is surrendered, each certificate that previously evidenced Compex common stock will only represent the right to receive (1) shares of Encore common stock, (2) cash in lieu of fractional shares of Encore common stock and (3) any dividends or distributions declared by Encore after the effective time of the merger but prior to surrender of the Compex stock certificate. Encore will not pay dividends or other distributions on any shares of Encore common stock to be issued in exchange for any Compex stock certificate that is not surrendered, and/or make any payments of cash in lieu of fractional shares to any former Compex shareholders until the Compex stock certificate is surrendered in accordance with the merger agreement.
U.S. Bank Credit Agreement
      Under the terms of the merger agreement, Encore is required to assume, negotiate continuation of, or tender full payment in accordance with a payoff letter from U.S. Bank National Association for, all obligations under Compex’s $15 million U.S. Bank credit agreement. The credit agreement provides for revolving borrowings at varying rates based either on the bank’s prime rate or LIBOR. As of December 31, 2005, there were borrowings outstanding under Compex’s U.S. Bank credit agreement of approximately $12,000,000. Compex currently has approximately $2,000,000 available under the revolving credit agreement. Borrowings under this credit agreement are secured by substantially all of Compex’s assets. The revolving line of credit expires on March 31, 2007. Compex was in compliance with all financial covenants in this credit agreement as of September 30, 2005, and for the period then ended.
Treatment of Options
      The merger agreement provides that at the effective time of the merger, Encore will assume each outstanding Compex option. After the merger, Compex options will become options to acquire, on the same terms and conditions as were in effect immediately prior to the merger, the same number of shares of Encore common stock as the holder of such options would have been entitled to receive pursuant to the merger if the option holder had exercised the option prior to the merger. The option price per share after the merger will be equal to the option price prior to the merger divided by the exchange ratio (1.40056, as adjusted). Encore shall use reasonable efforts to ensure that each Compex option continues to qualify for any special tax treatment for which it qualified prior to the merger.
      Within fifteen days of the effective time of the merger, Encore is required to file a registration statement on Form S-8 with respect to the shares of Encore’s common stock that will be subject to the Compex options and to use its reasonable efforts to maintain the effectiveness of the S-8 for so long as such options remain outstanding.

Representations and Warranties
      The merger agreement contains customary representations and warranties of Compex, Encore, and Encore-Snow Acquisition Corp. relating to, among other things, the respective businesses and assets of the parties and their ability to complete the merger. No representations or warranties made by Compex or Encore shall survive the closing of the merger.
      The representations made by Compex include, among others, representations relating to:

•	its due organization, valid existence and good standing;

•	its articles of incorporation and bylaws;

•	its capital structure;

•	its subsidiaries;

•	its authority to enter into the merger agreement and to consummate the merger and the other transactions contemplated by the merger agreement;

•	the due execution, delivery, validity and enforceability of the merger agreement;

•	the board of directors’ and Compex’s financial advisor’s determination that the consideration to be received in the merger is fair to, and in the best interests of, Compex and its shareholders and that Compex’s board of directors will recommend that its shareholders adopt the merger agreement;

•	the noncontravention of any of the provisions of Compex’s constituent documents, material contracts, applicable laws and governmental authorizations with the consummation of the merger, the merger agreement and the other transactions contemplated by the merger agreement;

•	Compex’s SEC filings and its compliance with Nasdaq listing and corporate governance rules and regulations;

•	the fair presentation of its financial statements and compliance of its financial statements with generally accepted accounting principles;

•	the accuracy and completeness of Compex’s books and records;

•	the absence of undisclosed liabilities or transactions in Compex’s financial statements;

•	the absence of certain material adverse changes in the businesses of Compex since September 30, 2005;

•	legal proceedings and orders;

•	employee matters, benefit plans, and labor matters;

•	governmental authorizations;

•	the identity, validity and enforceability of, and certain other matters relating to, its material contracts;

•	the identity of, title to and operating conditions of any of Compex’s or its subsidiaries’ real property and leasehold estates;

•	the absence of any anti-takeover provisions in Compex’s constituent documents that would be applicable to the merger;

•	environmental matters;

•	tax matters;

•	its intellectual property;

•	insurance;

•	the inapplicability of the rights agreement between Compex, its registrar and its transfer agent to the merger and the other transactions contemplated by the merger agreement;

•	the absence of a broker’s or finder’s fee, except as disclosed to Encore;

•	certain payments;

•	certain relationships and related transactions; and

•	the absence of false or misleading information regarding Compex in this joint proxy statement/ prospectus.
      The representations made by Encore and Encore-Snow Acquisition Corp. include, among others, representations relating to:

•	due organization, valid existence and good standing;

•	their certificates of incorporation and bylaws;

•	Encore’s and Encore-Snow Acquisition Corp.’s capital structure;

•	Encore’s subsidiaries;

•	the authority to enter into the merger agreement and the agreements related to the merger and to consummate the merger;

•	the due execution, delivery, validity and enforceability of the merger agreement;

•	the Encore board of directors’ and Encore’s financial advisor’s determination that the merger is fair to, and in the best interests of, Encore and its stockholders and that Encore’s board of directors will recommend that its stockholders adopt the merger agreement and approve of the issuance of Encore’s common stock as consideration in the merger;

•	the noncontravention of any of the provisions of Encore’s or Encore-Snow Acquisition Corp.’s constituent documents, material contracts, applicable laws and governmental authorizations with the consummation of the merger, the merger agreement and the other transactions contemplated by the merger agreement;

•	Encore’s SEC filings and its compliance with Nasdaq listing and corporate governance rules and regulations;

•	the fair presentation of its financial statements and compliance of its financial statements with generally accepted accounting principles;

•	the absence of certain material adverse changes in the business of Encore since October 1, 2005;

•	legal proceedings and orders;

•	employee matters, benefit plans, and labor matters;

•	governmental authorizations;

•	the identity, validity and enforceability of, and certain other matters relating to, its material contracts;

•	the identity of, title to and operating conditions of any of Encore’s or its subsidiaries’ real property and leasehold estates;

•	environmental matters;

•	tax matters;

•	its intellectual property;

•	insurance;

•	certain payments;

•	certain relationships and related transactions; and

•	the absence of false or misleading information regarding Encore in this joint proxy statement/ prospectus.

Additional Covenants of the Parties
      Covenants of Compex. Compex has agreed to permit representatives of Encore to have reasonable access to Compex’ personnel, properties, contracts, books and records, and other documents and data, including furnishing copies of documents and other information that Encore may request. Compex has covenanted that, until the completion of the merger, it will conduct its business in the ordinary course of business consistent with its past practices and will use reasonable efforts to preserve intact its current business organization, the availability of the services of its officers or employees, and its relationships with third parties. Compex also has agreed that it will keep Encore apprised of matters relating to completion of the merger and otherwise report periodically to Encore concerning the status of Compex’s business, operations and finances. During the period from the date of the merger agreement to the effective time of the merger Compex has agreed that it will not (except as expressly contemplated or permitted by the merger agreement or to the extent Encore will otherwise consent in writing):

•	amend the organizational documents of Compex;

•	merge, consolidate, restructure, reorganize or liquidate Compex or its subsidiaries or enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•	other than in accordance with benefits outstanding prior to the date of the merger agreement under any Compex stock plans, issue, sell, pledge, grant, transfer, encumber or otherwise authorize the issuance, sale, pledge, grant, transfer, lease, license or guarantee of any shares of Compex’s capital stock or securities convertible into or exchangeable into any shares of Compex’s capital stock;

•	modify, terminate or renew any material contracts;

•	create or incur any lien, charge, pledge, security interest, claim or other encumbrance on any of Compex’s assets having a value in excess of $50,000;

•	make any loans, advances or capital contributions to or investments in any person (other than wholly owned subsidiaries) in excess of $50,000 in the aggregate;

•	declare, set aside or make or pay any dividend or other distribution with respect to any of its capital stock or the capital stock of its subsidiaries or enter into any voting agreement with respect to its capital stock;

•	reclassify, split, combine, subdivide or redeem any of its or its subsidiaries’ capital stock;

•	except under the U.S. Bank credit agreement, incur any indebtedness for borrowed money or guarantee the indebtedness of another person in excess of $200,000 in the aggregate;

•	except as set forth in its capital expenditures budget, make or authorize any capital expenditure of more than $200,000 during any twelve month period;

•	make any changes with respect to accounting policies or procedures except as required to comply with United States generally accepted accounting principles;

•	settle any obligations, liabilities, litigation or other governmental proceedings for an amount in excess of $200,000;

•	make, adopt or change any material tax election or tax accounting method or fail to timely file all tax returns and pay all taxes required to be paid on or before the closing date of the merger;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of Compex including capital stock of its subsidiaries, except for sales or rental of inventory in the ordinary course of business, sales of obsolete assets and sales, leases, licenses or other disposition of assets with a fair market value not in excess of $250,000 in the aggregate, or pursuant to contracts in effect prior to the date of the merger agreement;

•	grant or provide any severance or termination benefits to any director, officer or employee of Compex or any of its subsidiaries, increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer, or employee of Compex or its subsidiaries except, in the case of employees who are not officers, in the ordinary course of business;

•	establish, adopt, amend or terminate any benefit plan or amend the terms of any outstanding equity-based awards, take any action to accelerate the vesting or payment or fund or in any other way secure the payment of compensation or benefits under any benefit plan to the extent not already provided in any such benefit plan, change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by United States generally accepted accounting principles;

•	forgive any loans to directors, officers or employees of Compex or any of its subsidiaries;

•	take any action or omit to take any action that is reasonably likely to result in any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	take any action that would violate the Corporate Integrity Agreement, dated January 19, 2001, between Compex and the Office of Inspector General of the Department of Health and Human Services;

•	knowingly take or permit any of its subsidiaries to take any action that is reasonably likely to prevent the consummation of the merger; or

•	agree, authorize or commit to do any of the foregoing.

      Covenants of Encore. Encore has covenanted that, until the completion of the merger, it will conduct its business in the ordinary course of business consistent with its past practices and will use reasonable efforts to preserve intact its current business organization, the availability of the services of its officers or employees, and its relationships with third parties. Encore has agreed to permit representatives of Compex to have reasonable access to Encore’s personnel, properties, contracts, books and records, and other documents and data, including furnishing copies of such documents and other information as Compex may request, and that it will keep Compex apprised of matters relating to completion of the merger. Encore has further covenanted that, during the period from the date of the merger agreement to the effective time of the merger, it will not (except as expressly contemplated or permitted by the merger agreement or to the extent Compex will otherwise consent in writing):

•	amend the organizational documents of Encore;

•	merge or consolidate Encore or any of its subsidiaries, or, except to the extent publicly announced and completed at least two trading days prior to the beginning of the thirty calendar day period ending one trading day before the date of the Compex shareholders’ meeting called to approve the merger, restructure, reorganize or liquidate Encore or its subsidiaries or enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•	other than in accordance with Encore’s stock plans, issue, sell, pledge, grant, transfer, encumber or otherwise authorize the issuance, sale, pledge, grant, transfer, lease, license or guarantee of any shares of Encore’s capital stock or securities convertible into or exchangeable into any shares of Encore’s capital stock;

•	declare, set aside or make or pay any dividend or other distribution with respect to any of its capital stock or the capital stock of its subsidiaries or enter into any voting agreement with respect to its capital stock;

•	reclassify, split, combine, subdivide or redeem any of its capital stock;

•	make any changes with respect to accounting policies or procedures except as required to comply with United States generally accepted accounting principles;

•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of Encore or its subsidiaries, including capital stock of any of its subsidiaries, except for sales or rental of inventory in the ordinary course of business, sales of obsolete assets and sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5 million in the aggregate, other than pursuant to contracts in effect prior to the date of the merger agreement or transactions publicly announced and consummated at least two trading days prior to the beginning of the thirty calendar day period ending one trading day before the date of the Compex shareholders’ meeting called to approve the merger;

•	take any action or omit to take any action that is reasonably likely to result in any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

•	agree, authorize, seek approval for or commit to do any of the foregoing.

      Encore agrees that, following the effective time of the merger, Compex’s employees will be eligible to participate in Encore’s employee benefit plans on substantially the same terms and conditions as similarly situated Encore employees. Encore further agrees that it will obtain the consent of its lenders to the merger and the other transactions contemplated by the merger agreement as soon as possible, but in any event within sixty days of the date of the merger agreement.
      Encore and Compex have agreed to cooperate in providing each other with information and in making filings in order to consummate the merger and related transactions. Encore or Compex have agreed to promptly notify each other if they become aware of any event that is required to be disclosed in this joint proxy statement/ prospectus and of the effectiveness of the registration statement of which this joint proxy/prospectus is a part, or of any, stop order or request from the SEC for an amendment to, or comments on, this joint proxy statement/ prospectus. Encore and Compex are required to consult with each other and provide each other with copies of proposed press releases, public announcements and filings prior to the issuance of any such announcements.
Acquisition Proposals
      The merger agreement generally restricts the ability of Compex, its subsidiaries and its or their officers, directors, agents or representatives to initiate or solicit any proposal or engage in, continue, or otherwise participate in any discussions or negotiations with any third party regarding any proposal to acquire significant stock of, or to merge with or engage in any similar business combination with, Compex. However, if Compex’s board of directors determines in good faith, based on the information then available, and after consultation with its outside legal counsel and its financial advisor, that failure to take such action is reasonably likely to result in a breach of the directors’ respective fiduciary duties under applicable law and that such proposal is either superior to the merger with Encore or is likely to result in a proposal superior to the merger with Encore, then Compex may engage in discussions or negotiations with the person making the proposal or provide information in response to an unsolicited bona fide written acquisition proposal if Compex’s board of directors receives an executed confidentiality agreement from the person making the proposal. If Compex’s board of directors determines in good faith, after consultation with its financial advisor and its outside legal counsel, that the acquisition proposal is superior to the merger with Encore, then Compex’s board of directors may approve, adopt, recommend or otherwise declare advisable or propose to approve, adopt, recommend or declare advisable (publicly or otherwise) such proposal.
Conditions to the Merger
      Conditions to Obligations of Encore. The obligations of Encore to complete the merger and the transactions contemplated by the merger agreement are subject to the satisfaction or waiver, at or prior to the closing of the merger, of each of the following conditions:

•	approval of the issuance of Encore’s common stock as consideration in the merger by a majority of the stockholders of Encore present, or represented by proxy, at a stockholders’ meeting duly called and held for such purpose;

•	approval of the merger agreement by the holders of a majority of Compex’s outstanding common stock entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose;

•	the procurement of all permits, approvals, clearances, filings and consents of governmental entities required to be procured by the parties in connection with the merger;

•	the absence of any stop order or judicial order or proceedings seeking a stop order or injunction with respect to the joint proxy statement/ prospectus;

•	there must not be any action by any governmental entity or law challenging or preventing the merger;

•	Compex must have performed in all material respects its obligations contained in the merger agreement, and each of the representations and warranties of Compex contained in the merger agreement which is qualified as to material adverse effect must be true and correct as of the date of the merger agreement, and as of the closing date of the merger (or if any such representation or warranty speaks of an earlier date, then such earlier date) and each of the representations and warranties of the parties contained in the merger agreement which is not qualified as to material adverse effect must, in the aggregate, be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger (or if any such representation or warranty speaks of an earlier date, then such earlier date);

•	there shall not have occurred, since the date of signing of the merger agreement, any change, event, circumstances or development that has had a material adverse effect on the financial condition, properties, or results of operations of Compex;

•	Compex shall have obtained all necessary consents or approvals in connection with the merger and the other transactions contemplated by the merger agreement, except to the extent that the failure to obtain any such consent or approval would not materially affect Compex after consummation of the transactions contemplated by the merger agreement; and

•	Compex shall have delivered to Encore the resignations of all of its directors and, to the extent Encore has elected not to or has been unable to negotiate Encore’s assumption of Compex’s U.S. Bank credit agreement, Compex shall have delivered to Encore a payoff letter from U.S. Bank.
      Conditions to Obligations of Compex. The obligations of Compex to complete the merger and the transactions contemplated by the merger agreement are subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:

•	approval of the merger agreement by the holders of a majority of Compex’s outstanding common stock entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose;

•	approval of the issuance of Encore’s common stock as consideration in the merger by a majority of the stockholders of Encore present, or represented by proxy, at a stockholders’ meeting duly called and held for such purpose;

•	the procurement of all permits, approvals, clearances, filings and consents of governmental entities required to be procured by the parties in connection with the merger;

•	the absence of any stop order or judicial order or proceedings seeking a stop order or injunction with respect to the joint proxy statement/ prospectus;

•	there must not be any action by any governmental entity or law challenging or preventing the merger;

•	Encore and Encore-Snow Acquisition Corp. must have performed in all material respects each of its obligations contained in the merger agreement, and each of the representations and warranties of Encore contained in the merger agreement which is qualified as to material adverse effect must be true and correct as of the date of the merger agreement, and as of the closing date of the merger (or if any such representation or warranty speaks of an earlier date, then such earlier date) and each of the representations and warranties of the parties contained in the merger agreement which is not qualified as to material adverse effect must, in the aggregate be true and correct in all material respects as of the date of the merger agreement and the closing date of the merger (or if any such representation or warranty speaks of an earlier date, such earlier date);

•	there shall not have occurred, since the date of signing of the merger agreement, any change, event, circumstances or development that has had a material adverse effect on the financial condition, properties, or results of operations of Encore;

•	Compex’s counsel must have rendered a legal opinion stating that the merger will qualify as a tax-free reorganization under the Internal Revenue Code;

•	Encore shall have obtained all necessary consents or approvals in connection with the merger and the other transactions contemplated by the merger agreement, except to the extent that the failure to obtain any such consent or approval would not materially affect Encore after consummation of the transactions contemplated by the merger agreement; and

•	Encore shall have assumed, negotiated continuation of or tendered full payment in accordance with the payoff letter that Encore received from U.S. Bank regarding Compex’s U.S. Bank credit agreement.

      Encore or Compex, as applicable, may waive the conditions to completion of the merger to the extent that a waiver would be permitted by law.
Indemnification
      Subject to the limitations contained in the merger agreement, the present and former directors and officers of Compex are entitled to indemnification by Encore and Compex if they suffer losses in connection with any matters existing or occurring on or prior to the effective time of the merger to the fullest extent that Compex would have been permitted under Minnesota law, its articles of incorporation or its bylaws in effect on the date of the merger agreement to indemnify such officers and directors.
      After the merger, Compex will maintain its directors’ and officers’ liability insurance, or Encore is required to provide for equivalent insurance providing substantially the same benefits and levels of coverage as the current directors’ and officers’ liability insurance with respect to acts or omissions prior to the effective time of the merger, for a period of six years after the closing of the merger so long as the premium for such insurance is not in excess of 200% of the last annual premium paid by Compex prior to the consummation of the merger. If the current directors’ and officers’ liability insurance, or equivalent insurance provided by Encore, is unavailable on the same terms during such six year period, Encore and Compex will use their reasonable best efforts to obtain as much directors’ and officers’ liability insurance coverage on substantially the same terms as can be obtained for the remainder of such six year period for a premium not in excess of 200% of the last annual premium paid by Compex prior to the consummation of the merger.
Termination
      The merger agreement may be terminated and abandoned:

•	by mutual written consent of Encore and Compex by action of their respective boards of directors;

•	by either Encore or Compex if the merger is not consummated on or before April 30, 2006, whether such date is before or after the adoption of the merger agreement by Compex’s shareholders;

•	by either Encore or Compex if the adoption of the merger agreement by Compex’s shareholders shall not have been obtained from Compex’s shareholders at the Compex shareholders’ meeting or at any adjournment or postponement of the meeting;

•	by either Encore or Compex if the approval of the issuance of Encore’s common stock to Compex shareholders as consideration in the merger has not been obtained from Encore’s stockholders at the Encore stockholders’ meeting or at any adjournment or postponement of the meeting;

•	by either Encore or Compex if any order permanently restraining, enjoining or otherwise prohibiting consummation of the merger becomes final and non-appealable, whether before or after adoption of the merger agreement by Compex’s shareholders;

•	by Compex if prior to the adoption of the merger agreement by Compex’s shareholders and if Compex is not in material breach of the merger agreement, Compex’s board of directors authorizes Compex to enter into an alternative acquisition agreement, Compex notifies Encore in writing that it intends to enter into such agreement and Compex pays to Encore a termination fee as set forth in the merger agreement;

•	by Compex if Encore or Encore-Snow Acquisition Corp. breaches any representation, warranty, covenant or agreement made by such party in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement, and such breach is not curable or, if curable, has not been cured or waived within thirty days after written notice of the breach is given by Compex to Encore;

•	by Compex if Encore shall have changed its recommendation to its stockholders to vote in favor of the issuance of Encore common stock as consideration in the merger;

•	by Compex if the average last sale price of Encore’s common stock (as quoted as the Nasdaq National Market during the 30 calendar days ending one trading day before the date of Compex’s shareholders’ meeting to approve the merger) is less than $4.35 per share;

•	by Encore if Compex’s board of directors changes its recommendation to Compex’s shareholders to adopt the merger agreement, if Compex failed to take a vote of its shareholders on the merger at least three business days prior to the termination date, or if a tender or exchange offer for Compex’s outstanding shares of common stock has been publicly disclosed and Compex’s board of directors recommends that its shareholders tender their shares in such offer;

•	by Compex if Encore fails to obtain the consent of its lenders to the merger within sixty days of the date of the merger agreement; or

•	by Encore if Compex breaches any representation, warranty, covenant or agreement made by Compex in the merger agreement, or any such representation or warranty shall have become untrue after the date of the merger agreement, or there has been a material adverse effect on the financial condition, properties, or results of operations of Compex, and such breach or condition or material adverse effect is not curable or, if curable, has not been cured or waived within the agreed upon time period.
Effect of Termination
      If the merger agreement is terminated, it will become void and of no effect with no liability on the part of any party to the merger agreement, except that no party will be relieved or released from any liabilities or damages arising out of its willful and intentional breach of the merger agreement. In addition, designated provisions of the merger agreement will survive the termination, including provision regarding payment of a termination fee by Compex under certain circumstances, the confidentiality agreement between Encore and Compex, the payment of expenses, and the effect of termination and abandonment.
      Compex must pay to Encore a cash termination fee of $3,250,000 within two days after the termination date if the merger agreement is terminated under any of the following circumstances:

•	an alternative acquisition proposal is made to Compex, any of its subsidiaries or any of its shareholders, or a person has publicly announced an intention to make an alternative acquisition proposal with respect to Compex or any of its subsidiaries, and the merger agreement is then terminated by either Encore or Compex because (i) the merger was not consummated by April 30, 2006, or (ii) the merger agreement was not adopted by Compex’s shareholders at a meeting called for that purpose;

•	the merger agreement is terminated by Encore because Compex’s board of directors changes its recommendation to Compex’s shareholders to adopt the merger agreement, Compex fails to take a vote of its shareholders on the merger at least three business days prior to the termination date, or a tender or exchange offer for Compex’s outstanding shares of common stock has been publicly disclosed and Compex’s board of directors recommends that its shareholders tender their shares in that offer;

•	the merger agreement is terminated by Compex after either (i) Compex’s board of directors changes its recommendation to Compex’s shareholders to adopt the merger agreement, (ii) Compex fails to take a vote of its shareholders on the merger at least three business days prior to the termination date, or (iii) a tender or exchange offer for Compex’s outstanding shares of common stock has been publicly disclosed and Compex’s board of directors recommends that its shareholders tender their shares in that offer, and the merger agreement is not adopted by Compex’s shareholders at a meeting called for that purpose; or

•	the merger agreement is terminated by Compex at any time prior to the adoption of the merger agreement by its shareholders’, if Compex is not in material breach of the merger agreement and Compex’s board of directors authorizes Compex to enter into an alternative acquisition agreement.
      However, if the merger agreement is terminated (i) by Encore or Compex because an alternative acquisition proposal for Compex was pending and either the merger was not consummated by April 30, 2006 or the merger agreement was not adopted by Compex’s shareholders at a meeting called for that purpose, or (ii) by Encore because Compex failed to take a vote of its shareholders on the merger at least three business days prior to the termination date, then Compex is not obligated to pay the termination fee unless and until, within twelve months of the termination, Compex or any of its subsidiaries has entered into an alternative acquisition agreement or has consummated, approved or recommended to Compex’s shareholders or not otherwise opposed an acquisition proposal.
      If Compex becomes obligated to pay the termination fee and fails to promptly pay it, and Encore obtains a judgment against Compex for the termination fee, Compex will pay to Encore its reasonable costs and expenses (including attorneys’ fees) in connection with obtaining the judgment, together with interest. Payment of the termination fee and costs and expenses incurred in connection with a judgment will be Encore’s sole and exclusive remedy for monetary damages under the merger agreement.
Amendment and Waiver
      The merger agreement may be modified or amended by written agreement executed and delivered by duly authorized officers of the respective parties.
      To the extent legally permitted, the conditions to each of the parties’ obligations under the merger agreement may be waived, in whole or in part, by the party for whose benefit the condition was made.
Fees and Expenses
      Other than as described under “TERMS OF THE MERGER AGREEMENT — Effect of Termination” above or in connection with rights arising from a breach of the merger agreement by another party, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. Encore will pay all expenses of Encore-Snow Acquisition Corp. and the amount payable to First Albany Capital Inc. ($1,200,000), and Compex will pay the amount payable to Greene Holcomb & Fisher LLC ($100,000 retainer fee, $75,000 opinion fee and a fee of 1% of the transaction value upon the consummation of the merger).
      APPROVAL OF THE ENCORE MERGER PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF SHARES OF ENCORE’S COMMON STOCK WITH A MAJORITY OF THE VOTING POWER REPRESENTED AT THE SPECIAL MEETING IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE PROPOSAL.
      ENCORE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ENCORE MERGER PROPOSAL.
      APPROVAL OF THE COMPEX MERGER PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF COMPEX COMMON STOCK OUTSTANDING ON THE RECORD DATE.
      COMPEX’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE COMPEX MERGER PROPOSAL.

ENCORE PROPOSAL NUMBER TWO: AMENDMENT OF 1996 INCENTIVE STOCK PLAN
      This section of the joint proxy statement/ prospectus describes material aspects of the proposed amendment to Encore’s 1996 Incentive Stock Plan. While Encore believes that the description covers the material terms of the amendment, this summary may not contain all of the information that is important to you. You should read this entire document including the appendices for a more complete understanding of the amendment.
      Encore’s stockholders are being asked to approve an amendment to the 1996 Incentive Stock Plan (the Plan). Encore’s Plan was established by the board of directors in November 1996. The purpose of the Plan, which is more fully described below, is to reward and retain Encore’s employees. A copy of the full text of the Plan is attached hereto as Annex D. On March 9, 2004, Encore’s board of directors adopted a proposal to amend the Plan by increasing the number of shares of Encore’s common stock authorized and reserved for issuance under the Plan from 3,000,000 to 4,500,000. On May 18, 2004, Encore’s stockholders authorized the issuance of an additional 1,500,000 shares of common stock under the Plan. Pursuant to the registration statement filed on Form S-8 on October 28, 2004, Encore registered the additional 1,500,000 shares of its common stock issuable under the Plan. As a result, the total number of shares of common stock registered under the Plan is 4,500,000.
      The stockholders of Encore are now being asked to amend the Plan to increase the number of shares of common stock authorized for issuance under the plan, effective on the day after the special meeting. Encore’s board of directors approved the proposed amendment on November 18, 2005, effective upon stockholder approval. This amendment is intended to enable Encore to continue to provide its current employees with stock incentives, to be able to grant new employees stock options as part of the inducement for them to join Encore, and to ensure that Encore can continue to provide such incentives at levels determined appropriate by Encore’s board of directors. This also reflects Encore’s board of directors’ acknowledgement that with the potential consummation of the merger with Compex, the number of employees eligible for options will increase substantially.
General Description of the Plan
      Under the Plan, employees of Encore and its subsidiaries are eligible to participate in the Plan and receive rewards in the form of stock options, stock appreciation rights, restricted stock and other equity based compensation. The compensation committee of the board of directors (the Committee) can grant options (the right to purchase shares of Encore’s common stock at a fixed price for up to a fixed length of time). These options can be either incentive stock options (ISOs) or non-qualified stock options (NQSOs). A total of 4,500,000 shares of Encore’s common stock have been authorized for issuance under the Plan, which have been approved by the stockholders and all of which are registered on Forms S-8 filed with the SEC. Of the 4,500,000 that have been previously approved as of December 17, 2005, options or awards for 4,411,907 shares (net of cancellations which were available for reissue) have been granted and of the options granted 1,593,777 have been exercised. This leaves currently 88,043 shares available for grant as of December 18, 2005, and 2,818,130 options which had been granted and were still outstanding.
      The proposal would increase the number of shares of Encore common stock reserved for issuance under the Plan by 5,000,000 to 9,500,000 which would have the effect of increasing the available shares eligible for grant to 5,088,093. Of these, Encore will use approximately 3,000,000 to exchange Compex options for Encore options as required under the terms of the merger agreement and 1,525,000 were granted to the executive officers of Encore on November 17, 2005, and will be exercisable by them if Encore’s stockholders approve this proposal to increase the number of shares of common stock authorized for issuance under the Plan.
      As of December 17, 2005, the closing sale price of Encore’s common stock was $5.02. As of December 17, 2005, there were approximately 1,350 Encore employees eligible to be granted stock options under the Plan. Should the merger with Compex be consummated, that number will increase to approximately 1,900. Currently, 211 employees of Encore have outstanding options granted to them.

Administration
      The Plan is administered by the Committee which is appointed by the board of directors. The Committee’s authority includes granting options to purchase shares, determining the exercise price of the options granted, and exercising broad discretion to set or amend other terms (such as vesting). The Committee has discretion in determining the terms, restrictions and conditions of each award granted under the plan, provided that no options may be granted after November 7, 2006 and no option may be exercisable after ten years from the date of grant.
Amendment and Termination
      The Plan may be amended or terminated by the board of directors, at any time. However, an amendment that would impair the rights of a recipient of any outstanding award will not be valid with respect to such award without the recipient’s consent. In addition, Encore’s stockholders must approve any amendment to the extent required for compliance with Rule 16b-3 of the Exchange Act, Section 423 of the Internal Revenue Code, or any other applicable law, rule or regulation.
Benefits to Executive Officers, Directors and Employees of Encore Under the Plan
      As the persons eligible for awards under the Plan are Encore’s employees, it is possible that benefits may accrue to executive officers, directors or employees of Encore.
Federal Income Tax Consequences of the Plan
      The following is a brief summary of certain federal income tax consequences arising with respect to awards made under the Plan. This summary is not intended to be exhaustive and the exact tax consequences to any participant will depend on various factors and the participant’s particular circumstances. This summary is based on present laws, regulations and interpretations and does not purport to be a complete description of federal tax consequences. This summary of federal tax consequences may change in the event of a change in the Internal Revenue Code or regulations thereunder or interpretations thereof. The Plan is not intended to be a “qualified plan” under Section 401(a) of the Internal Revenue Code.
      With respect to options that may be granted under the Plan, employees are eligible to receive both nonqualified stock options (NQSO) and incentive stock option (ISO) under the Plan.
      Nonqualified Stock Options. An optionee will not be taxed when he receives an NQSO. When he exercises an NQSO, he will generally owe taxes on ordinary income on the difference between the value of the shares he receives and the price he pays, with the “spread” treated like additional salary for an employee. He may then owe taxes again if and when he sells the shares. That tax would be on the difference between the price he received for the share and his “basis,” which is the sum of the price he originally paid plus the value of the shares on which he originally paid income taxes. Depending upon how long he held the shares before selling, he may be eligible for favorable tax rates for certain kinds of capital gains. In addition, Encore will receive an income tax deduction for any amounts of “ordinary income” to him.
      Incentive Stock Options. An optionee will not be taxed when he receives an ISO and will not be taxed when he exercises the ISO, unless he is subject to the alternative minimum tax (AMT). If he holds the shares purchased upon exercise of the ISO (ISO Shares) for more than one year after the date he exercised the option and for more than two years after the option grant date, he generally will realize long-term capital gain or loss (rather than ordinary income or loss) when he sells or otherwise disposes of the ISO Shares. This gain or loss will equal the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.
      If the optionee sells the ISO Shares in a “disqualifying disposition” (that is, within one year from the date he exercises the ISO or within two years from the date of the ISO grant), he generally will recognize ordinary compensation income equal to the lesser of (1) the fair market value of the shares on the date of exercise minus the price he paid or (2) the amount he realized on the sale. For a gift or another disqualifying disposition where a loss, if sustained, would not usually be recognized, he will recognize ordinary income equal to the fair market value of the shares on the date of exercise minus the price he paid. Any amount realized on a disqualifying disposition that exceeds the amount treated as ordinary compensation income (or any loss realized) will be a long-term or a short-term capital gain (or loss), depending, under current law, on whether he held the shares for at least 12 months. Encore can generally take a tax deduction on a disqualifying disposition corresponding to the ordinary compensation income he recognizes but cannot deduct the amount of the capital gains.
      Alternative Minimum Tax. The difference between the exercise price and the fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the AMT. The AMT (imposed to the extent it exceeds the taxpayer’s regular tax) is a certain percentage of an individual taxpayer’s alternative minimum taxable income that is lower than the regular tax rates but covers more income. Taxpayers determine their alternative minimum taxable income by adjusting regular taxable income for certain items, increasing that income by certain tax preference items, and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced when he sells by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.
      Potential Limitation on Corporation Deductions. Code Section 162(m) denies a deduction to any publicly held corporation for compensation it pays to certain employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. The tax rules disregard certain kinds of compensation, including qualified “performance-based compensation,” for purposes of the deduction limitation. Compensation attributable to share options will qualify as performance-based compensation, provided that: (1) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period; (2) the stockholders approve that per-employee limitation; (3) the option is granted by a compensation committee with voting members comprised solely of “outside directors”; and (4) either the exercise price of the option is at least equal to the fair market value of the shares on the date of grant, or the option is granted (or exercisable) only upon the achievement (as certified by the compensation committee) of an objective performance goal established by the compensation committee while the outcome is substantially uncertain. Encore intends and expects the option grants to be exempt from Section 162(m) as performance-based.
      New Requirements for Deferred Compensation Plans. New Code Section 409A, as added by the American Jobs Creation Act of 2004, causes the immediate recognition of income to participants and imposes a 20% penalty upon participants upon amounts deferred after 2004 under a deferred compensation plan if the plan is not in compliance with certain rules regarding distributions, acceleration of benefit and deferral elections.
      Regulations issued in 2005 allow the good faith compliance with Code Section 409A until December 31, 2006 and require deferred compensation plans to be amended to conform to requirements (or eliminate deferrals of compensation) by December 31, 2006. The Regulations to Code Section 409A exclude ISO’s, certain NQSO’s and certain SAR’s from Code Section 409A coverage. Encore is evaluating the potential application of Code Section 409A to the Plan and intends to amend the Plan by December 31, 2006 with respect to any applicable Code Section 409A requirements. Encore also intends to operate the Plan in good faith compliance with Code Section 409A, to the extent applicable.
      This is a summary of the general principles of current federal income tax law applicable to the granting of options and subsequent purchase of shares under the Plan. While Encore believes that the description accurately summarizes existing provisions of the Internal Revenue Code of 1986, as amended, and its legislative history and regulations, and the applicable administrative and judicial interpretations, these statements are only summaries, and the rules in question are quite detailed and complicated. Moreover, legislative, administrative, regulatory or judicial changes or interpretations may occur that would modify such statements. Individual financial situations may vary, and state and local tax consequences may be significant. Therefore, no one should act based on this description without consulting his own tax advisors concerning the tax consequences of purchasing shares under the plan and the disposing of those shares. In addition, different rules may apply if the optionee is subject to foreign tax laws or pays the exercise price using shares he already owns.
      As of January 11, 2006, the closing sale price of Encore’s common stock was $4.94 per share, as reported by Nasdaq. The following table sets forth information with respect to options granted to the listed persons and groups under the Plan through January 11, 2006.

	Number of Shares		Exercise	Expiration
Name and Principal Position	Underlying Options	Grant Date	Price	Date

Kenneth W. Davidson	200,000	5/18/2004	$7.28	5/18/2014
Chairman of the Board and Chief Executive	200,000	8/9/2004	$3.90	8/9/2014
Officer	25,000	10/20/2005	$4.92	10/20/2015
	500,000	11/17/2005	$4.84	11/17/2015	*
Paul D. Chapman	50,000	2/8/2002	$3.00	2/7/2012
President and Chief Operating Officer	100,000	5/20/2003	$2.89	5/20/2013
	100,000	5/18/2004	$7.28	5/18/2014
	150,000	8/9/2004	$3.90	8/9/2014
	25,000	10/20/2005	$4.92	10/20/2015
	350,000	11/17/2005	$4.84	11/17/2015	*
William W. Burke	200,000	8/30/2004	$4.37	8/30/2014
Executive Vice President and	25,000	10/20/2005	$4.92	10/20/2015
Chief Financial Officer	200,000	11/17/2005	$4.84	11/17/2015	*

Harry L. Zimmerman	50,000	5/18/2004	$7.28	5/18/2014
Executive Vice President and	100,000	8/9/2004	$3.90	8/9/2014
General Counsel	25,000	10/20/2005	$4.92	10/20/2015
	175,000	11/17/2005	$4.84	11/17/2015	*
Jack F. Cahill	75,000	5/18/2004	$7.28	5/18/2014
Executive Vice President and President —	25,000	8/9/2004	$3.90	8/9/2014
Surgical Implant Division	25,000	10/20/2005	$4.92	10/20/2015
	150,000	11/17/2005	$4.84	11/17/2015	*
Scott A. Klosterman	30,000	2/8/2002	$3.00	2/7/2012
Executive Vice President and President —	20,000	9/5/2002	$2.89	9/5/2012
Orthopedic Rehabilitation Division	50,000	6/2/2003	$3.20	6/2/2013
	50,000	5/18/2004	$7.28	5/18/2014
	25,000	8/9/2004	$3.90	8/9/2014
	25,000	10/20/2005	$4.92	10/20/2015
	150,000	11/17/2005	$4.84	11/17/2015	*
All Current Executive Officers, as a group
(6 persons)	3,100,000	2/8/2002	$2.89	2/7/2012
		to	to	to
		11/17/2005	$7.28	11/17/2015	*
All Current Directors who are not Executive
Officers, as a group (6 persons)	382,500	5/25/2000	$1.40	5/25/2010
		to	to	to
		5/18/2005	$7.28	5/18/2015
All Employees who are not Executive
Officers, as a group	1,207,676	5/12/1998	$1.90	12/31/2005
		to	to	to
		11/17/2005	$8.66	11/17/2015

*	Effective upon the approval of stockholders to increase the number of shares of common stock authorized for issuance under the 1996 Incentive Stock Plan.

Shares of Common Stock Issuable Under Current Equity Compensation Plans
      The following table provides information about the number of shares of Encore’s common stock that may be issued under Encore’s existing equity compensation plans as of January 11, 2006. These plans are as follows:

•	the 1996 Incentive Stock Plan;

•	the 1997 Distributor Advisory Panel Stock Option Plan;

•	the 1997 Surgeon Advisory Panel Stock Option Plan;

•	the Empi Stock Option Plan; and

•	the 2000 Non-Employee Director Stock Option Plan.

			Number of Securities
			Remaining Available
			for Future Issuance
	Number of Securities		Under Equity
	to be Issued Upon	Weighted-Average	Compensation Plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected
Plan Category	Warrants and Rights	Warrants and Rights	in Column (a))

Equity compensation plans approved by security holders	3,289,155	$5.01	339,068
Equity compensation plans not approved by security holders	18,000	$5.01	1,264,000

Total	3,307,155	$5.01	1,603,068

      APPROVAL OF THE PROPOSAL TO AMEND ENCORE’S 1996 INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE UNDER THE PLAN REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF SHARES OF ENCORE’S COMMON STOCK WITH A MAJORITY OF THE VOTING POWER REPRESENTED IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE PROPOSAL.
      ENCORE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AMENDMENT TO THE 1996 INCENTIVE STOCK PLAN TO INCREASE THE AMOUNT OF STOCK AVAILABLE FOR GRANT FROM THE 1996 INCENTIVE STOCK PLAN FROM 4,500,000 TO 9,500,000 SHARES.

COMPEX PROPOSAL NUMBER TWO: POSSIBLE ADJOURNMENT OF
THE COMPEX SPECIAL MEETING
      If this proposal number two is approved, the Compex special meeting may be adjourned or postponed by Compex’s board of directors or its chairman, in its or his discretion, if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the Compex special meeting to approve the Compex merger proposal.
      THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF COMPEX COMMON STOCK PRESENT AT THE COMPEX SPECIAL MEETING IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE PROPOSAL IS REQUIRED TO PERMIT COMPEX’S BOARD OF DIRECTORS OR ITS CHAIRMAN, IN ITS OR HIS DISCRETION, TO ADJOURN OR POSTPONE THE SPECIAL MEETING IF NECESSARY TO SOLICIT FURTHER PROXIES IN FAVOR OF THE COMPEX MERGER PROPOSAL.
      COMPEX’S BOARD OF DIRECTORS RECOMMENDS THAT COMPEX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PROPOSAL TO PERMIT COMPEX’S BOARD OF DIRECTORS OR ITS CHAIRMAN, IN ITS OR HIS DISCRETION, TO ADJOURN OR POSTPONE THE COMPEX SPECIAL MEETING.
ENCORE PROPOSAL NUMBER THREE: POSSIBLE ADJOURNMENT OF
THE ENCORE SPECIAL MEETING
      If this proposal number three is approved, the Encore special meeting may be adjourned or postponed by Encore’s board of directors or its chairman, in its or his discretion, if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the Encore special meeting to approve either of the other Encore proposals.
      THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF ENCORE COMMON STOCK PRESENT AT THE ENCORE SPECIAL MEETING IN PERSON OR BY PROXY AND ENTITLED TO VOTE ON THE PROPOSAL IS REQUIRED TO ADJOURN OR POSTPONE THE SPECIAL MEETING IF NECESSARY TO SOLICIT FURTHER PROXIES IN FAVOR OF THE ENCORE MERGER PROPOSAL.
      ENCORE’S BOARD OF DIRECTORS RECOMMENDS THAT ENCORE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PROPOSAL TO PERMIT ENCORE’S BOARD OF DIRECTORS OR ITS CHAIRMAN, IN ITS OR HIS DISCRETION, TO ADJOURN OR POSTPONE THE ENCORE SPECIAL MEETING.

INFORMATION ABOUT ENCORE MEDICAL CORPORATION
      General. Encore Medical Corporation is a company incorporated in Delaware with its shares listed on the Nasdaq National Market under the symbol “ENMC.” An additional listing application will be submitted to the Nasdaq National Market to list the shares to be issued in connection with the merger.
      Encore is a diversified orthopedic device company that develops, manufactures and distributes a comprehensive range of high quality orthopedic devices including surgical implants, sports medicine equipment and products for orthopedic rehabilitation, pain management and physical therapy. Encore’s products are used by orthopedic surgeons, physicians, therapists, athletic trainers, and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events and sports-related injuries, and Encore’s non-invasive medical devices and related accessories are primarily used by patients for at-home physical therapy. Encore currently markets and distributes its products through two operating divisions, as follows:

•	Surgical Implant Division. The Surgical Implant Division offers a comprehensive suite of reconstructive joint products and spinal implants.

•	Orthopedic Rehabilitation Division. The Orthopedic Rehabilitation Division offers non-invasive medical products that are used before and after surgery to assist in the repair and rehabilitation of soft tissue and bone, and to protect against further injury; electrotherapy devices and accessories used to treat pain and restore muscle function; iontophoretic devices and accessories used to deliver medication; clinical therapy tables and traction equipment; and orthotics devices used to treat joint and spine conditions.
      These two divisions enable Encore to reach a diverse customer base through multiple distribution channels and give it the opportunity to provide a comprehensive range of orthopedic devices and related products to orthopedic specialists operating in a variety of treatment settings for their patients.
      In recent years, Encore’s growth has been driven both by the introduction of products facilitated by its research and development efforts and selected acquisitions of businesses or products in the orthopedic industry. Since July 2001, Encore has completed several significant acquisitions that have allowed it to expand its business, access a wider range of distribution partners and sell its existing products to an expanded customer base. With the completion of these acquisitions, Encore believes it provides a comprehensive range of orthopedic devices, rehabilitation equipment and related products to orthopedic specialists operating in a variety of treatment settings. Significantly, in October 2004, Encore acquired Empi, a manufacturer, marketer and distributor of pain management, orthopedic rehabilitation, and physical therapy products, for a total purchase price of approximately $375.7 million. The Empi acquisition expanded Encore’s product line and geographic presence to include European operations. As a result, Encore believes that with the acquisition of Empi, Encore has created the first orthopedic company that can provide a comprehensive continuum of care for surgical and rehabilitation patients. Encore’s February 2005 acquisition of substantially all of the assets of Osteoimplant Technology, Inc. for $14.5 million added the Advanced Spine spinal implant product line and several total knee and hip implant designs to its Surgical Implant Division’s existing product offerings.
      In August 2005, Encore completed the divestiture of certain assets which comprised its bracing, splinting and patient safety lines for cash consideration of $9.5 million. The divestiture provided Encore with an opportunity to focus additional resources on its core surgical implant and rehabilitation product lines.
      Total revenue was $148.0 million in 2004 and $93.0 million in 2003. For the nine months ended October 1, 2005 and October 2, 2004, total revenue was $218.7 million and $79.7 million, respectively. Encore’s income from continuing operations was $14.6 million in 2004 and $9.9 million in 2003. For the nine months ended October 1, 2005 and October 2, 2004, income from operations was $31.2 million and $6.8 million, respectively.

      Throughout its history, Encore has emphasized research and development to expand its product lines. Since its inception, Encore has developed and obtained regulatory approval for over 100 products and product improvements. Encore continues to develop internally new products to enhance its organic growth in both of its divisions. For example, Encore commercially introduced several new products in 2004 and 2005, including the Keramos ceramic-on-ceramic acetabular hip implant, the Vectra Genesis electrotherapy product line, the 3DKnee System, the Reverse Shoulder Prosthesis, and the new orthopedic therapy laser devices, which Encore markets as part of its clinical electrotherapy and therapeutic ultrasound product lines. In addition Encore is currently engaged in ongoing clinical trials.
      Encore’s principal executive offices are located at 9800 Metric Blvd., Austin, Texas 78758 and its telephone number is (512) 832-9500.
Security Ownership of Certain Beneficial Owners and Management of Encore
      The following table sets forth, to the best of Encore’s knowledge, certain information regarding beneficial stock ownership as of January 11, 2006, by: (a) each of Encore’s directors and executive officers, (b) all directors and executive officers as a group, and (c) each stockholder known to be the beneficial owner of more than 5% of Encore’s outstanding common stock. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him or her. As of January 11, 2006, Encore had 51,853,130 shares of common stock outstanding.

	Shares Beneficially		Shares Beneficially
	Owned Prior to the		Owned After the
	Merger(2)		Merger

Name and Address of Beneficial Owner(1)	Number	Percent	Number	Percent

5% Stockholders
Galen Partners III, L.P.(3)	9,216,431	17.77	9,216,431	13.04
610 Fifth Avenue
New York, NY 10020
TC Group, L.L.C.(4)	6,399,553	12.34	6,399,553	9.05
c/o The Carlyle Group
1001 Pennsylvania Avenue,
NW, Suite 220 South
Washington, D.C. 20004
Directors and Officers
Kenneth W. Davidson(5)	1,004,389	1.93	1,004,389	1.41
Chairman of the Board and Chief Executive Officer
William W. Burke	89,667	*	89,667	*
Executive Vice President and Chief Financial Officer
Paul B. Chapman	290,667	*	290,667	*
President and Chief Operating Officer
Jack F. Cahill	200,346	*	200,346	*
Executive Vice President and
President — Surgical Implant Division
Scott A. Klosterman	145,834	*	145,834	*
Executive Vice President and President — Orthopedic
Rehabilitation Division
Harry L. Zimmerman	322,149	*	322,149	*
Executive Vice President and General Counsel
Alastair J.T. Clemow	30,000	*	30,000	*
Director
Joel S. Kanter(6)	307,500	*	307,500	*
Director

	Shares Beneficially		Shares Beneficially
	Owned Prior to the		Owned After the
	Merger(2)		Merger

Name and Address of Beneficial Owner(1)	Number	Percent	Number	Percent

Richard O. Martin, Ph.D.	109,991	*	109,991	*
Director
Karen R. Osar	35,000	*	35,000	*
Director
Bruce F. Wesson(7)	10,242,405	19.74	10,242,405	14.48
Director
Zubeen Shroff(8)	10,152,189	19.56	10,152,189	14.35
Director
All Directors and executive officers as a group (12 persons)	12,841,414	24.16	12,841,414	17.84

*	Represents less than 1% of the issued and outstanding shares.

(1)	The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2)	Includes the number of shares that could be purchased by exercise of options on January 11, 2006 or within 60 days thereafter under Encore’s stock option plans.

(3)	Does not include (i) the 38,088 shares of Encore common stock beneficially owned by Galen Employee Fund III, L.P., the beneficial ownership of which is disclaimed by this person. Also, does not include the 834,204 shares of common stock beneficially owned by Galen Partners International III, L.P. Galen Partners III, L.P., Galen Partners International III, L.P., and Galen Employee Fund III, L.P. are collectively referred to herein as the “Galen Entities.” Galen Associates is an are affiliate of the Galen Entities.

(4)	Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by TC Group, L.L.C. (collectively, the “Investment Partnerships”) and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment direction and management, constitute all of the members of MPI Holdings, L.L.C., a Delaware limited liability company (“MPI”). TC Group, L.L.C. exercises investment discretion and control over the shares attributable to the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as managing members of TCG Holdings, L.L.C. may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

(5)	Of the shares attributed to Mr. Davidson, 135,502 shares are held by a trust for the benefit of Mr. Davidson’s children, of which Mr. Davidson is co-trustee. Mr. Davidson disclaims beneficial ownership of these shares.

(6)	Of the shares attributed to Mr. Kanter, 50,000 shares of Encore common stock are owned by Windy City, Inc. and 172,500 shares of Encore common stock are beneficially owned by the Kanter Family Foundation, a charitable not-for-profit corporation. Mr. Kanter is the President and a member of the Board of Directors for both Windy City, Inc. and the Kanter Family Foundation and has sole voting and investment control over said securities. Mr. Kanter disclaims any and all beneficial ownership of securities owned by either Windy City, Inc. or the Kanter Family Foundation.

(7)	Of the shares attributed to Mr. Wesson, all but 153,682 of the shares listed are beneficially owned by the Galen Entities, of which he is the managing member or sole stockholder of the respective general partners of the Galen Entities. Mr. Wesson does not have sole voting or investment power with respect to the shares owned by the Galen Entities, and Mr. Wesson disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein. Does not include 17,500 shares held in a trust of which Mr. Wesson’s spouse is a co-trustee. Mr. Wesson disclaims beneficial ownership of these shares.

(8)	Of the shares attributed to Mr. Shroff, all but 45,000 of the shares listed are beneficially owned by the Galen Entities, of which he is the managing member of the general partner of two of the Galen Entities that control the general partner of the Galen Entities. Mr. Shroff does not have sole voting or investment power with respect to the shares owned by the Galen Entities, and Mr. Shroff disclaims beneficial ownership of these shares except to the extent of each of his pecuniary interest therein.

Encore-Snow Acquisition Corp.
      Encore-Snow Acquisition Corp. is a wholly owned subsidiary of Encore and was incorporated on February 7, 2005 in the State of Delaware. Encore-Snow Acquisition Corp. has not engaged in any operations and exists solely to effect and otherwise facilitate the merger. Therefore, although Encore-Snow Acquisition Corp. will be a party to the merger, when we discuss the transaction in this joint proxy statement/ prospectus, we generally refer only to Encore Medical Corporation. Encore-Snow Acquisition Corp. will not survive the merger.

INFORMATION ABOUT COMPEX TECHNOLOGIES, INC.
General
      Compex Technologies, Inc. designs and manufactures electrical stimulation products for pain management, rehabilitation, fitness and sports performance enhancement. Compex’s products are used in clinical, home healthcare, sports and occupational medicine settings. Compex was incorporated as Medical Devices, Inc., a Minnesota corporation, in 1972. In 1994, Compex changed its name to Rehabilicare Inc. and in December 2002, changed its name to Compex Technologies, Inc. (NASDAQ: CMPX).
      Compex’s products are based on electrical stimulation technologies designed to improve health, wellness, athletic performance, and fitness. More specifically, Compex designs, manufactures, distributes, sells and rents electrical stimulation products that use different modalities to deliver electrical current through electrodes placed on the skin for pain management, rehabilitation, and edema reduction as medical devices, and for sports performance enhancement and muscle toning as consumer products. Compex’s portfolio of products includes transcutaneous electrical nerve stimulation (TENS), interferential stimulation (IF), neuromuscular electrical stimulation (NMES), pulsed direct current stimulation (PDC), traction, and iontophoresis devices, accessories and supplies. Compex’s medical device product lines include pain management, rehabilitation, and edema reduction devices generally used by, or under the direction of, physicians, nurses, and therapists. For the most part, Compex’s products are sold under the Rehabilicare® name for prescription medical devices in the United States. Within the last year, Compex introduced the Staodyn name for electrical stimulation products that its imports for distribution through its U.S. wholesale medical business. In Europe, Compex’s medical devices are sold under the Compex name. In some European countries, Compex’s medical devices do not require a prescription and are sold over-the-counter for rehabilitation and pain management. Its consumer product line is sold over-the-counter and is designed for sports performance enhancement, fitness, and health and wellness. Its consumer products are sold under the Compex name in both Europe and the United States. Compex also distributes complementary medical devices and consumer products manufactured by others under other name brands, such as Slendertone.
      In the fourth quarter of the fiscal year ended June 30, 2005, Compex completed an acquisition that will complement its U.S. medical product sales in the orthopedic market. In addition, the acquisition provides Compex with the access to additional durable medical equipment (DME) products that it will sell in the orthopedic market and other healthcare markets that it operates in. Compex acquired all of the capital stock of SpectraBrace, Ltd., a DME supplier of orthopedic products, for approximately $3.65 million. During fiscal 2006, Compex will work to consolidate and integrate the operations of SpectraBrace into its U.S. medical business.
      Overall, sales of medical products in United States increased 15% during fiscal 2005. The sales in Compex’s core medical products business in the U.S. continue to benefit from the rollout of the pain and orthopedic physician distribution model, which Compex integrated from the acquisition of BMR Neurotech, and the investment Compex has made to increase its direct sales staff.
      In Europe, Compex’s sport and fitness line of consumer products have begun to receive increased competition from lower priced products. Compex offset some of the effect of this competition by the introduction of several new products and by reducing the prices of some of its existing products. Although its sales increased in large part because of the declining strength of the dollar against the Euro, Compex’s unit sales growth during fiscal 2005 did not meet its expectations as a continued weak economy, competition for over-the-counter sports products in some markets, and management changes in some markets affected sales.
      Compex has continued to implement the launch strategy for its U.S. consumer product business. In the second half of fiscal 2005 Compex began testing a new infomercial advertising direct sales program for the Slendertone products. The infomercial includes celebrities that Compex signed endorsement contracts with during fiscal 2004, most notably Sarah Ferguson, Duchess of York, to represent the Slendertone products. The infomercial test generated solid results and Compex plans to expand the advertising campaign during fiscal 2006. Compex continues to grow Slendertone products sales with appearances on HSN (Home Shopping Network) and distribution at retail outlets such as GNC (General Nutrition Centers). In fiscal year 2006, Compex expects to generate significantly more sales of Slendertone belts as it continues to rollout its multi-channel distribution strategy.
Products
      Compex offers a full line of medical and consumer electrical stimulation products for pain management, rehabilitation, sports performance enhancement, fitness, and health and wellness. All of the medical and consumer products that it manufactures are based upon electrical stimulation technologies designed to deliver an electrical current to improve health, wellness, athletic performance, and fitness.
      Compex offers its Rehabilicare and Staodyn medical devices primarily in the United States for prescription home use. A different line of medical devices is sold primarily for clinical or professional use under the Compex name in Europe. In addition, Compex SA, Compex’s wholly owned subsidiary, offers an extensive line of products to consumers over-the-counter in Europe under the Compex name for sports, fitness training, and wellness. In the U.S. consumer market, Compex currently offers its FDA cleared Compex muscle stimulation products and some distributed Slendertone products.

U.S. MEDICAL DIVISION — REHABILICARE
      Compex’s U.S. medical device operations continue to represent the largest component of its business, generating $60.0 million or 62% of its net revenue in fiscal year 2005. Rehabilicare’s medical devices consist of hand-held, portable, battery-powered electrical stimulators, which are connected by wires to electrodes placed on the skin to deliver electrical current using different modalities for pain management, rehabilitation, and edema reduction.

U.S. Medical Devices

Pain Management
      Compex offers a wide variety of electrical stimulation products for acute and chronic pain management. These include transcutaneous electrical nerve stimulators, interferential stimulators, and iontophoresis devices.
      Transcutaneous Electrical Nerve Stimulation (TENS) Devices. TENS devices have been used as a non-narcotic alternative to drug therapy for the relief of chronic and acute pain for over 25 years. These devices are most frequently used to treat persistent conditions such as neck and low back pain. TENS has also been used in treating pain resulting from a variety of other conditions including postoperative pain, tendonitis, and phantom limb pain. TENS devices generally reduce pain during treatment and the effects can continue for an extended period of time after use. TENS devices relieve pain without the undesirable side effects and physiological problems of prolonged drug use, including addiction, depression, disorientation, nausea, and ulcers. In the United States, Compex’s TENS devices include:

ProMax is Compex’s best selling, portable TENS device for the U.S. direct medical market. This digital unit incorporates a large display screen and programming parameters and features that can be customized for each patient. In addition, the ProMax includes two unique treatment options; the SMP mode which produces a unique cycle to reduce the body’s ability to build-up a tolerance to the pain management stimulation, and the SD mode which allows the user to cycle stimulation between deep nerves and superficial nerves, while maintaining output intensity to maximize pain relief and comfort.

Maxima is Compex’s best selling, portable TENS device for the U.S. wholesale market. This digital unit is a full featured, high powered alternative to the low cost, off-shore TENS devices. The Maxima includes the unique SMP mode, although its output current is slightly less than the ProMax.

NuWave is a TENS device specifically designed for low back pain. This clinically proven device uses a unique waveform to maximize pain relief while in use and it creates a tremendous ‘carry-over’ effect when the device is not in use. NuWave’s simple three-button design makes it easy to use. This product is beneficial to patients with post-laminectomy or peripheral neuralgic pain.

Staodyn Max2 and Max2 Elite are a line of low cost analog TENS devices imported for sale by the wholesale division.
      Interferential (IF) Stimulation Devices. Interferential offers similar pain management benefits as standard TENS devices, although IF devices enable treatment to be localized to the pain sight. In addition, IF devices create nearly 40 times more energy than do standard TENS devices. This medium frequency generates deeper penetration into tissue for more effective pain control and increases localized blood circulation to help decrease edema and increase range of motion. Compex distributes fewer IF devices than TENS devices, although the IF devices generate higher reimbursement revenues on a per unit basis. In the United States, Compex offers the following IF devices:

IF3Wave is Compex’s new hand-held, portable interferential device that includes NMES and PDC modalities. This combination device has a digital interface and includes palm pilot-like menu software for clinician and patient interaction. In addition, this device captures patient usage information and has remote site data downloading capabilities. Physicians can receive patient compliance reports to help them manage patient care paths. With three modalities in one device, physicians and physical therapists can rely on a single medical device for pain management, rehabilitation, and edema reduction.

IF II is a hand-held, portable, analog interferential device. Until the introduction of the IF3Wave, the IF II was the primary product Compex emphasized in the physician market. Compex expects to begin phasing out the IF II device during fiscal 2006.

Rehabilitation and Edema Reduction
      Compex offers a wide variety of hand-held, portable electrical stimulation devices for rehabilitation. The modalities generally considered for rehabilitation and edema reduction, include neuromuscular electrical stimulation devices and pulsed direct current devices. Some devices incorporate multiple modalities, referred to as combination devices, to accommodate a patient’s needs through the rehabilitation cycle.
      Neuromuscular Electrical Stimulation (NMES) Devices are designed to accelerate recovery and function in diseased or injured muscles. NMES effectively produces controlled muscle contractions, which assist in increasing the strength of muscle tissue and the range of motion of a joint. NMES is used both pre-operatively and postoperatively for muscle re-education, relaxation of muscle spasms and edema reduction. In the United States, Compex’s NMES devices include:

EMS+2 is Compex’s best selling NMES device. It combines two modes; AC Mode and DC Mode. The AC Mode is typically selected when treating large muscles or large muscle groups for increasing or maintaining range of motion, re-educating muscles for increased function and prevention of disuse atrophy. The DC mode either dilates or constricts the vessels, thereby controlling local blood flow to reduce edema and increase range of motion, thus reducing pain and muscle spasms. The EMS+2 is typically recommended for treatments following joint surgeries and nerve injuries, or for various vascular diseases.

Ortho DX is designed for pre-surgical and post-surgical rehabilitation. This patented device combines both the NMES and PDC modalities that can be used simultaneously during a treatment session. Patients benefit by minimizing swelling and pain while maximizing muscle rehabilitation, which can accelerate recovery time. In addition, range of motion, isometric, isotonic and functional exercises can be completed while using the device. The Ortho DX device allows users to work harder with less pain, resulting in accelerated and better muscle rehabilitation.

NT2000 combines two modalities, NMES and TENS, to increase muscle strength, prevent disuse atrophy and reduce chronic or acute pain. Compex acquired the U.S. distribution rights for this product from BMR Neurotech, Inc. in May 2003. The NT2000 offers ten preset programs, with the capability of customizing two programs. The device has a compliance monitor that provides physicians with patient usage information that can be used to improve management of patient care paths.
      Pulsed Direct Current (PDC) Devices. PDC devices reduce swelling, influence local blood circulation and increase range of motion. PDC is typically used postoperatively and for traumatic injuries. In the United States, Compex’s PDC devices include:

GV II is a high voltage device used primarily to increase blood flow and reduce edema following trauma due to surgery or injuries, including sprains and strains. This device may also be used to reduce muscle spasm, trigger point therapy and pain control.

SPORTX is a versatile, dual purpose device that is particularly popular with orthopedic surgeons, physical therapists and athletic trainers for professional, collegiate, and other organized athletic teams. The SPORTX features both PDC and TENS modalities. These help reduce swelling and stiffness to improve range of motion, while increasing circulation to bring nutrient-rich blood to the injured area to accelerate the natural healing process. In addition, the device can reduce chronic and acute pain.
      Iontophoresis. Iontophoresis involves the use of mild electrical current to deliver medication (usually an anti-inflammatory or a local anesthesia) through an electrode into tissue. Iontophoresis is noninvasive and does not require the use of a needle or ingestion of medication. In the United States, Compex distributes an iontophoretic drug delivery system manufactured by IOMED Corporation under the IOMEDtm brand name to physicians, physical therapists, and other healthcare specialists treating acute and chronic pain.
      Cervical and Lumbar Traction Devices. Compex distributes home-use traction devices in the United States. The traction devices are manufactured by the Saunders Group, Inc. and are marketed under “The Saunders Cervical Hometrac®” and “The Saunders Lumbar Hometrac®” brand names. Compex distributes the traction devices through physicians, physical therapists, and other healthcare specialists treating neck and back pain. These portable traction devices are a cost-effective option to continuing clinical traction treatments outside the clinic or office setting.

Accessories and Supplies
      In the United States, Compex sells various medical device accessories and supplies, including self-adhesive, reusable, and disposable electrodes, lead wires, batteries, and AC power packs. Compex purchases all of its accessories and supplies from outside vendors.

Distribution and Billing
      Compex distributes its medical devices in the United States both on a direct basis to healthcare providers and their patients and on a wholesale basis to home healthcare dealers. Compex focuses on direct rather than dealer sales and has a sales network of employee and independent sales representatives to consign and sell its products. In the United States, its sales force has approximately 137 sales and support personnel in the field calling on about 4,100 active accounts, including physical and occupational therapists, orthopedic surgeons, pain specialists, anesthesiologists, physiatrists, sports medicine physicians, and other healthcare providers. In addition, Compex sells certain medical products on a nonexclusive basis to home healthcare and durable medical equipment dealers, which amounted to approximately 5% of its revenue in fiscal year 2005.
      For its direct rentals and sales of medical products in the United States, Compex makes consignment inventory available at treating clinics and other dispensing locations. When a treating clinician or physician determines that a specific device is beneficial to a patient, a physician’s prescription is obtained, and the patient is trained in the use of the device. The product is then taken home by the patient for in-home therapy. At the same time, the medical professional submits medical documentation to Compex and

Compex files a claim on behalf of the patient to their insurance company or other third party payor. For rentals, the patient returns the device to Compex in a prepaid mailer after the treatment period expires. If a product is to be used by a patient on a long term basis quite often an insurance company will purchase the product, rather than rent it. To conduct business in this manner, Compex maintains a significant balance of inventory at clinics and provides telephone support (without charge) to patients in use of the product.
      Compex provides billing and support for its U.S. medical device business through its offices in Tampa, Florida. These operations include (1) distribution support staff that provides next day service of products and supplies to providers and patients; (2) billing and collecting staff that work (without charge) with physicians, clinicians and reimbursement entities to ensure prompt and accurate billing and collection of sales and rental fees for Compex’s products; (3) a telemarketing sales staff that follows up with patients to ensure that they have adequate product and supplies to meet their needs; and (4) patient care personnel that assist patients in the purchase and reimbursement process. Compex also employs clinicians who communicate with patients by phone from a clinical perspective and respond to calls from patients to ensure products are working and used properly. This department then reports to the prescribing clinician, allowing the clinician to contact the patient to alter therapy, as appropriate.
      In most cases, the rental or purchase price for Compex’s medical products in the United States is paid by an insurance company, health maintenance organization, or a governmental agency under Medicare, Medicaid, workers compensation or other programs. These third party reimbursement agencies pay for the use of Compex’s products only after receipt of documentation that they consider adequate and often subject to specific reimbursement guidelines and limitations. Compex discusses some of these limitations under the caption “Reimbursement” below. Because the payments from these reimbursement agencies require submission, and often resubmission, of documentation, justification based on prescription of the necessity of the product, and often negotiation with the reimbursement entity, payment for sale or rental of Compex’s medical products normally takes between 60 and 120 days. Accordingly, Compex maintains a large balance of accounts receivable and must carefully estimate the portion of those receivables that are collectible.
      Compex is not dependent upon any single customer for any significant portion of the sales of its medical devices. As Compex indicates under the caption “Reimbursement” below, however, Compex does receive payment from several insurance companies and health maintenance organizations and if one of the more significant of these third party payors changed or curtailed reimbursement for its products, it would negatively impact Compex’s business.

Reimbursement
      Governmental and other efforts to reduce healthcare spending have affected, and will continue to affect, Compex’s operating results. The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid, health maintenance organizations, and private insurers, including Blue Cross/ Blue Shield plans. Government imposed limits on reimbursement of hospitals and other healthcare providers have significantly reduced their spending budgets. Under certain government insurance programs, a healthcare provider is reimbursed a fixed sum for services rendered in treating a patient, regardless of the actual charge for such treatment. Private and third party reimbursement plans are also developing increasingly sophisticated methods of controlling healthcare costs through redesign of benefits and exploration of more cost-effective methods of delivering healthcare. A number of private reimbursement agencies and industry groups have formed purchasing groups that negotiate favorable rates for the products they or their patients purchase or rent. In general, these government and private cost-containment measures have caused healthcare providers to be more selective in the purchase of medical products.
      Under most third party reimbursement plans, the coverage of an item or service and the amount of payment that will be made are separate decisions. Efforts to reduce or control healthcare spending are likely to limit both the coverage of certain medical devices, especially newly approved products, and the amount of payment that will be allowed. Restrictions on coverage and payment of Compex’s products by third party payors could have an adverse impact on its operations. Compex attempts to establish relationships with such payors to assure coverage of its products and make the timing and extent of reimbursement more predictable.
      Governmental payers have continued to focus on controlling the costs of healthcare. In February 2003, the Centers for Medicare and Medicaid Services (CMS) and the Medicare carriers, the federal agencies which determine Medicare reimbursement levels, implemented regulations providing authority to decrease or increase Medicare part B payment amounts when the federal government believes the existing payment amounts are either “grossly excessive” or “grossly deficient.” Further, on December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act. This legislation provides for revisions to payment methodologies and other standards for durable medical equipment under the Medicare program. First, beginning in 2004 and continuing through 2008, the payment amounts for durable medical equipment will no longer be increased on an annual basis. Second, beginning in 2007, a competitive bidding program that will apply to off-the-shelf non-Class III devices, including TENS devices, will be phased in to replace the existing fee schedule payment methodology. The competitive bidding program will begin in 2007 in ten high population metropolitan statistical areas and in 2009 will be expanded to 80 metropolitan statistical areas (and additional areas thereafter). Payments in regions not subject to competitive bidding may also be adjusted using payment information from regions subject to competitive bidding. Third, supplier quality standards are to be established which will be applied by independent accreditation organizations. Fourth, clinical conditions for payment will be established for certain products. Although the amount of business Compex does that is subject to Medicare reimbursement is small, Compex expects that many private insurers and reimbursement agencies will base their reimbursement rates on the Medicare schedules.
      In addition to establishing the rates of reimbursement, CMS and the agencies that administer Medicare reimbursement require compliance with a detailed set of regulations and forms as a prerequisite to reimbursement. Failure, or alleged failure, to comply with these regulations can result in administrative action and civil action under the federal False Claims Act and similar “whistleblower” statutes. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action. Compex was the subject of a whistleblower suit in 1999 that it settled with the United States Government by payment of $1,588,510. As part of this settlement, Compex also entered into a five-year corporate integrity agreement with the Office of the Inspector General. The last four corporate integrity agreement audits performed by an independent review organization have yielded positive findings and minimal internal procedure revisions. It is a health care provider’s responsibility to formulate policies, procedures, and practices that are tailored to its own operations and demands, and that are comprehensive enough to ensure compliance with all applicable Federal health care program requirements.

SPECTRABRACE, LTD.
      In June, 2005, Compex acquired all of the capital stock of SpectraBrace, Ltd. SpectraBrace headquarters are located in Louisville, Kentucky. SpectraBrace will broaden Compex’s distribution and product sales to the orthopedic market. SpectraBrace generated approximately $4.0 million in sales in calendar 2004. The SpectraBrace business model operates offices within orthopedic practices, which are Medicare certified and staffed by certified athletic trainers. SpectraBrace is a full line supplier of durable medical equipment (DME) products, which are routinely prescribed by orthopedic surgeons. Currently,

SpectraBrace operates 36 offices in 13 states. Compex believes SpectraBrace’s distribution model and product line complements Compex’s U.S. medical business’ third party billing operations and national insurance contracts.

EUROPEAN MEDICAL AND CONSUMER DIVISION — COMPEX EUROPE
      Compex generated $31.8 million in revenue from its European operations during fiscal year 2005, as compared to $33.1 million in 2004 and $26.5 in 2003. Because the regulatory requirements and the markets differ substantially from the regulatory requirements and markets in the United States, Compex sells a completely different line of medical, sport, fitness, health and wellness products over-the-counter using the Compex brand name in Europe. In general, Compex’s European product range is slightly larger and its products are more full-featured to provide a wide range of therapies, including sports training, fitness and wellness modes, as well as neuromuscular stimulation, TENS, and vascularization. Compex sells a broad line of products directly to sports and fitness enthusiasts for various muscle training applications and also sells several products primarily for medical applications. Whether the user is a professional or amateur athlete, a consumer interested in general fitness, or a healthcare professional delivering muscle therapy or pain management, Compex’s hand-held electrical stimulators allow users to customize the programs to maximize their performance and comfort. With the exception of the Compex Sport and Fitness Trainer, these products are not available for sale in the United States.
      Although Compex’s products in Europe provide functions for many purposes, Compex groups the products primarily on the basis of their target uses. Compex has programmed its devices to provide stimulation regimes designed to maximize their performance for each use. All of these products currently provide up to four channels of stimulation and vary primarily in the programming of the stimulation they provide, as well as their positioning and pricing in the marketplace.

Sports Products
      These products are designed to assist the competitive athlete in increasing the maximum strength of a muscle, developing muscular volume, increasing the explosive strength of muscles or improving the capacity of muscle fibers to sustain effort over long periods of time. Growing out of Compex’s Compex Sport product, Compex’s current products designed principally for these functions include:

mi-Sport 500. Compex’s first sport product to include its proprietary muscle intelligence (or mi) technology, the mi-Sport 500 includes the features of Compex’s Sport 400 for the needs of the professional athlete, as well as several additional massage and aesthetic shaping functions. Compex’s muscle intelligence technology utilizes a patented sensor that analyzes, through the same electrodes as stimulation is provided, muscle conductivity and response both before and during use and adjusts stimulation frequency and strength to provide the maximum benefit to the user.

SPORT 400. The Sport 400 is targeted for the professional athlete or competitive amateur and offers programs for endurance, strength training, resistance, recovery, explosive strength, hypertrophy (muscle building), stretching, regeneration, and increased capillarization, as well as all of the analgesic functions of a traditional TENS device and the rehabilitation functions of a neuromuscular stimulator. This device is in the process of being replaced by the Sport Elite.

Energy. The Energy is a newer product directed to the serious amateur athlete who requires many, but not all of the features of the Sport 400. It provides most of the endurance, resistance and recovery programs of the Sport 400 but provides more limited selections for body building and similar programs designed for professional athletes.

Fitness Products
      Products in this category have been programmed to restore, improve or maintain a good physical condition. They are intended to stimulate the muscle training required for different kinds of physical exercises. Products in this category include:

mi-Fitness Trainer. The mi-Fitness Trainer is Compex’s most full-featured fitness product, incorporating Compex’s patented muscle intelligence technology with programs designed to maximize performance in jogging, stepping, cross training and other fitness training regimens and provides programs for massage, body shaping and other aesthetics.

Top Fitness. The Top Fitness includes many of the features of the mi-Fitness Trainer but without Compex’s muscle intelligence technology and has more limited functionality. This device is now being replaced by the Full Fitness using the Energy platform.

Fitness Tens. Based again on Compex’s basic Compex Sport Model, but programmed to enhance fitness regimes, the Fitness Tens is an entry level product for fitness training with limited pain management features.

Wellness Products
      A new category for Compex SA, Compex’s products in this category are designed to both improve body aesthetics (shape, tone, appearance) and provide an improved feeling of well-being and fitness. These products are targeted primarily to non-athletic markets for physiological appearance and aesthetics. Products in this category include:

Body. The Compex Body is Compex’s newest wellness product and features a sleek attractive design, easy to read browser screens and clear instructions. It is an extremely user-friendly device that continues to achieved excellent results through 197 fitness and wellness programs.

Medicompex. The Medicompex is a full featured product similar to the Top-Fitness and the Sport 400, but with fewer fitness and sport functions that is designed for customers who wish to improve aesthetics but also desire to have available the physical training and pain management features Compex offers.

Professional Products
      The professional category of products is marketed primarily to health care professionals and professional physical trainers. Accordingly, these products emphasize the pain management, vascularization, and neuromuscular rehabilitation features of Compex’s products. Products in this category include:

mi-Theta Pro. The mi-Theta Pro extends Compex’s muscle intelligence technology into the rehabilitation and pain management markets. Containing the same programming as the mi-Sport 500 and mi-Fitness Trainer, this device includes more extensive programming to provide complete TENS features, vascularization and neuromuscular treatment that can be used by a professional in isolation or in combination to treat a wide variety of issues.

Compex 2. Compex’s most full featured and flexible product, the Compex 2 comes equipped with a programming card that can be used to provide a range of treatment that includes neuromuscular rehabilitation, TENS pain management, vascularization through IF, denervation, iontophoresis, or incontinence treatment, as well as sport and fitness functions. It includes two biofeedback monitors to allow the patient to maximize treatments. In Europe, Compex’s Compex 2 and its Micro+ Compex allow effective and safe iontophoresis treatments.

Theta-Stim. The Theta-Stim provides more limited programming in each of the major treatment regimes (neuromuscular stimulation, TENS and vascularization).

Theta-Sound. The Theta-Sound is Compex’s proprietary ultrasound treatment device that adjusts ultrasound output based on the thickness and character of the tissue being treated. The principle underlying the medical use of ultrasound is based on the interaction between ultrasound and various tissues through which it passes. In pulsed mode, the thermal effect can be limited and the ultrasound produces an oscillation of molecules that is used to treat inflammation, calcification, and blood accumulations. Ultrasound is also used for iontophoresis. In Europe, Compex offers the Compex 0-SOUND which adds to the clinical capabilities of a standard ultrasound device calibration of the intensity and form of the ultrasound beam based on patient body composition to maximize therapeutic efficacy.

      Until June 2005, Compex also offered, through a separate distribution arrangement with Bio-Medical Research Limited (BMR), the same Slendertone products in Europe that it offers in the United States. Because Compex did not meet its sales goals with these products in Europe, and did not meet the sales goals set for it by BMR, Compex ceased distributing these products in Europe in June 2005.

Accessories and Supplies
      In Europe, Compex sells various medical device accessories and supplies, including self-adhesive, reusable, and disposable electrodes, lead wires, batteries, and a AC power packs. Compex purchases all of its accessories and supplies from outside vendors.

Distribution and Marketing
      In Europe, Compex markets its consumer products through demonstrations at sport shops, attendance and demonstrations at major athletic events and through product endorsements by Olympic and other top athletes and teams. Over 60 athletes have endorsed Compex’s products in Europe. Compex intends, during fiscal 2006, to commence television marketing of its products in selected jurisdictions to combat competition from lower cost products that have entered those markets.
      Compex’s consumer products are sold in Europe principally through employee and independent sales representatives to sporting goods stores, specialty shops, pharmacies, and chain stores. Compex’s consumer products are, in general, purchased by retailers and distributors, and Compex normally receives payment promptly, without any obligation to refund or return the purchase price.
      Compex’s consumer business in Europe has been cyclical, with the largest volume of sales occurring in late Fall and in Spring and with seasonally low sales occurring during the traditional vacation months of July and August of each year. Its consumer business, which depends to a large extent on the amount of discretionary income available to retail consumers, is also impacted by economic conditions and Compex’s European sales have been negatively impacted by the economic downturn during the past several years. Further, during the past two years Compex’s European sales have been negatively impacted by television marketing of lower priced and lower featured two channel fitness products (as compared to Compex’s four channel products).
      Compex markets its professional products primarily to medical professionals and physical trainers in Europe. In this segment they do require a physician prescription in Europe and a medical referral is normally required for third party reimbursement. Compex markets its professional line of products for medical applications primarily in Switzerland, Italy, France, Belgium and Germany.

U.S. CONSUMER DIVISION — COMPEX U.S.
      In fiscal year 2004, the first full year during which Compex sold any consumer products in the United States, Compex generated a total of $0.8 million of revenue from consumer product sales. Through focused cable television infomercials, and the addition of several retail chains that carry Compex’s Slendertone products, Compex increased sales of its consumer products in the United States during the 2005 fiscal year to $4.2 million.
      Because of extensive FDA regulation, the market for electrical-stimulation products sold over-the-counter for consumer applications in the United States is in the development stage. Compex believes that it will be required to continue to apply significant resources prior to achieving material revenue from these product lines.

Fitness and Wellness Products
      In fiscal year 2005, Compex continued to expand the market for Slendertone® electrical stimulation products under a distribution arrangement with BMR. The Slendertone products include:

Slendertone Flex®. The Slendertone Flex® is a neoprene abdominal belt that targets groups of abdominal muscles which are difficult to tone with conventional exercise. It is an easy to use product consisting of a flexible belt with an integrated, battery powered stimulation unit and positioned electrodes. The FLEX has built-in memory and intelligent control that automatically increases exercise levels through 4 programs with up to 99 intensity levels.

Slendertone GymBody®. The Slendertone GymBody® is similar to the Flex, but with a more limited number of programs (2) and intensity ranges (3).

The Slendertone Bottom & Thigh®. The Slendertone Bottom & Thigh or Slendertone Shorts is a pair of flexible neoprene shorts with an integrated stimulation unit and placed electrodes that tones and tightens muscles in the buttocks and thighs. Like the Flex, it provides exercise levels through 4 programs with up to 99 intensity levels.
      During 2005, Compex continued to implement the launch strategy for its U.S. consumer product business, which involves multiple channels of distribution: infomercial based direct sales, web-based, and traditional retail outlets. Beginning in February of 2005, Compex began a more focused promotion of Slendertone products on HSN as well as a number of regional cable networks through short infomercials. Compex also began selling these products through stocking arrangements with several retail chains, including General Nutrition Centers (GNC), in fiscal year 2005 and Compex will start selling, early in fiscal year 2006, through Dunham’s Sports and Academy Sports & Outdoors. The infomercial features celebrities with which Compex signed endorsement contracts during fiscal year 2004, most notably Sarah Ferguson, Duchess of York for the Slendertone products. The infomercial test generated solid results and Compex plans to expand the advertising campaign during fiscal year 2006. Compex continues to grow Slendertone products sales with frequent appearances on HSN (Home Shopping Network) and distribution at retail outlets such as GNC and other sporting goods retailers. In fiscal year 2006, Compex expects to generate significantly more sales of Slendertone belts as it continues to rollout its multi-channel distribution strategy.
      Compex acquired exclusive rights to distribute the Slendertone products in the United States in February 2003 under a five year agreement, renewable for an additional five years, subject to satisfaction of sales objectives. Compex is dependent on BMR for manufacture and supply of these products. Although the agreements provide Compex with manufacturing rights in the event of a failure of supply, Compex might have difficulty establishing appropriate manufacturing capability quickly.

Sports Products
      The Compex Sport was cleared for sale over-the-counter to enhance muscle endurance, muscle resistance, muscle strength, explosive muscle strength, muscle potentiation (or “velocity”), and muscle recovery in the United States as a consumer product in April 2002. Compex continues to actively market this product. During fiscal year 2005, Compex leveraged relationships with a number of independent sales groups to market and sell the Compex Sport to specialty sport stores, such as bike shops, running stores, and body building stores. Compex developed relationships with major professional sports teams and several universities to support its marketing efforts as it continues to expand the channels of distribution. Compex developed “micro-teams” to provide customer and sales support at retail and professional events, such as bicycle races, and triathlons. In fiscal year 2006, Compex will continue to focus on direct sales of the current devices and potential new devices that meet the various needs of consumers. In fiscal year 2005, Compex Sport did not contribute significantly to revenues in Compex’s U.S. consumer division.

Research and Development
      Consistent with Compex’s business strategy of continuing to develop innovative brand name products and improving the quality, cost and delivery of products, Compex maintains a research and development department in Europe which engages in product development and the search for new applications. In the U.S., Compex also maintains a development staff focused on continuing engineering for its pain management and rehabilitation products. In Europe, Compex’s research and development staff focuses on introducing new technology for the existing Compex products that improve performance and enhance comfort and on developing new products that expand the treatment modalities. Expenditures for research and development activities totaled approximately $2.5 million in 2005, $2.6 million in 2004 and $2.1 million in 2003 and were expensed as a part of operating expenses in the year incurred.
Competition

Medical Devices
      The electrical stimulation device market for pain management, rehabilitation, and edema reduction in both the United States and Europe is relatively mature. Compex’s devices compete in these markets primarily on the basis of breadth of features, flexibility, portability and cost. Although there are many companies that currently manufacture and distribute medical devices, Compex believes there are only two primary competitors. For sales through dealers, as opposed to direct sales, there is also substantial and increasing competition from distributors of low cost pain management and rehabilitation devices. Compex competes in these markets primarily on the basis of the variety and quality of its product offerings, marketing and distribution presence and service. The electrotherapy market for modalities other than TENS and NMES, such as interferential current, and pulsed direct current, is more fragmented and more difficult to define. Compex believes that its ability to offer all of these modalities is in contrast to the focus of its competitors. Compex further believes that there are no dominant competitors for these other modalities and that the variety of modalities Compex offers, together with the distinctive features of its products, allow Compex to compete favorably in this market.

Consumer
      The consumer markets for sport and fitness, and health and wellness electrical stimulation products are less developed and Compex’s products are, in many instances, the first products for these uses. Although Compex’s consumer products are well known in six European countries and two models were recently introduced into the United States, Compex expects new market entrants if it becomes more successful. Most of its competitors in Europe tend to be smaller companies and the degree of competition varies considerably by each individual country. Nevertheless, Compex’s consumer products have been subject to increasing competition on the basis of price in a number of countries in Europe, and particularly in Italy where a competitor has been successful in making substantial sales of a less expensive, and less full-featured product, through a television campaign. Compex competes in part by continually enhancing its products to offer new features and by reducing cost on older products. Compex believes that its products also compete favorably on the basis of the quality, technology, breadth, and the pricing of its product line, as well as its first-to-market advantage in the U.S.
Manufacturing and Sources of Supply
      Compex’s U.S. medical devices are manufactured at Compex’s headquarters and manufacturing facility in New Brighton, Minnesota. Manufacturing operations consist primarily of installing electronic components and materials onto printed circuit boards and assembling them into the final product. To maximize quality and reliability and decrease size and weight, most of Compex’s products incorporate surface mount technology and Compex uses automated machinery that surface mounts components and through-hole circuit board manufacturing.
      Compex’s European medical devices and consumer products incorporate components manufactured in other countries and are contract manufactured. Although Compex attempts to inspect and test the products, reliance on outside contractors reduces its control over quality and delivery schedules. If one of these contractors failed to deliver quality products in a timely manner, Compex’s revenue and its relationships with its customers could be negatively impacted.
      The medical devices and consumer products that Compex manufactures or that are manufactured on its behalf involve electromechanical assemblies and proprietary electronic circuitry. Most of the raw materials and manufactured components used in Compex’s products are available from a number of different suppliers. Compex maintains multiple sources of supply for most significant items and believes that alternative sources could be developed, if required, for present single supply sources without a material disruption of its operations. Compex is dependent on the manufacturers of the products it distributes, including its iontophoresis products, Slendertone®products, traction devices, and bracing products for supply and delivery.
Patents and Trademarks
      Compex’s patent strategy is to pursue patent protection on the unique features of its new products. Compex believes that patent protection does offer a competitive advantage in the marketplace as Compex begins to introduce products that combine various modalities and new technologies to improve user interface. During the past few fiscal years, Compex has submitted several patent applications for approval, which remain pending. One of the companies that it acquired maintained a more aggressive approach to patent protection and the majority of its products are covered by more than 25 U.S. and Canadian patents. In addition to patent protection, Compex relies on trade secrets, know-how and continuing technological innovation to enhance its competitive position. Compex does, however, maintain trademark registration for all of its branded product names.
      Compex believes that it owns or has the right to use all proprietary technology necessary to manufacture and market its current products and those under development. Compex has no knowledge that it is infringing upon any patents held by others.
Regulation
      United States. The medical devices and consumer products that Compex manufactures and markets in the United States are subject to regulation by the Food and Drug Administration, in the United States. Under the Federal Food, Drug and Cosmetic Act and regulations issued by the FDA under that act, Compex must comply with controls that regulate the design, testing, manufacturing, packaging, and marketing of its medical devices and consumer products. This system of regulation creates three classifications for medical devices, each of which is subject to different levels of regulatory control, with Class I being the least stringent and Class III being subject to the most control. Class III devices, which are life supporting or life sustaining, or are of substantial importance in preventing impairment of human health, are generally subject to a clinical evaluation program before receiving pre-market approval from the FDA for commercial distribution. Class II devices are subject in some cases to performance standards which are typically developed through the joint efforts of the FDA and manufacturers, but they do not require clinical evaluation and pre-market approval by the FDA but instead require a pre-market notification to the FDA and in most cases a showing of substantial equivalence to an existing product under Section 510(k) of the Federal Food, Drug and Cosmetic Act. Class I devices are subject only to general controls, such as compliance with labeling and record-keeping regulations. Compex believes that all its currently marketed medical products are Class II products under this classification system and that they do not require clinical evaluation and pre-market approval prior to commercial distribution.
      If a new medical device or consumer product that is a Class I or Class II device is substantially equivalent to a device that was in commercial distribution before 1976 and has been continuously marketed since 1976, pre-market approval requirements are satisfied through a 510(k) pre-market notification submission under which the applicant provides product information supporting its claim of substantial equivalence. This regulatory review typically takes from three to twelve months. Because TENS and NMS devices were marketed prior to 1976, all design enhancements since 1976 requiring regulatory approval have been marketed under this less burdensome form of FDA procedure. Further, the electrical stimulation products designed for fitness and toning that Compex markets in the United States for consumer applications, which are based on the same technology as NMES devices, are also being marketed on the basis of 510(k) pre-market notifications. Compex will be required to complete the regulatory review process of additional 510(k) submissions it has made for other products that it intends to market over-the-counter. If it is not able to successfully complete this process, the products may be limited to sale on physician prescription.
      As a manufacturer of medical devices, Compex is also subject to regulation by the FDA of its design and manufacturing processes and facilities under the FDA’s Quality System Regulation (QSR) requirements (Good Manufacturing Practice) and other similar regulations. These regulations require that Compex design and manufacture its products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Compex believes that its procedures substantially conform to the requirements of the FDA regulations.
      The FDA and various state agencies also regulate the labeling of Compex’s medical devices, including any promotional activities sponsored or marketing materials distributed by Compex or on its behalf. While the FDA cannot prohibit a licensed health care professional from using a device for purposes other than indicated in its labeling (i.e., an “off-label” use), if the FDA determines that a manufacturer or seller is engaged in off-label marketing of a product subject to FDA regulations, the FDA may take administrative, civil or criminal actions against the manufacturer or seller. The regulations of state agencies with respect to the advertisement and promotion of medical devices may be even more restrictive.
      Medicare and many insurance programs are requiring their contracted providers to maintain full accreditation by accrediting organizations. Accreditation requires DME companies to establish performance standards for healthcare organizations that center around patient care. SpectraBrace, a subsidiary of Compex, is nationally accredited by the Accreditation Commission of Health Care (ACHC). In fiscal year 2006, Compex will undertake an initiative to become fully certified for its U.S. medical division.
      International. In some of the foreign countries in which Compex markets its medical products, Compex is subject to regulations similar to those of the FDA, such as Germany, but in most of the countries that are member states of the European Union, the regulations are substantially different. The regulation of Compex’s products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union as well as Iceland, Liechtenstein and Norway. The legislative bodies of the European Union have adopted three directives in order to harmonize national provisions regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices: the Actives Implantables Directive, the Medical Device Directive and the In-Vitro-Diagnostics Directive. The member states of the European Economic Area have implemented the directives into their respective national law. Medical devices that comply with the essential requirements of the national provisions and the directives will be entitled to bear a CE marking. Unless an exemption applies, only medical devices which bear a CE marking may be marketed within the European Economic Area. All of the products Compex manufactures and markets for medical applications in Europe bear the CE mark.
      Post market surveillance of medical devices in the European Economic Area is generally conducted on a country-by-country basis. The requirement within the member states of the European Economic Area vary. In many countries, such as Germany, the national health or social security organizations require Compex’s products to be qualified before they can be marketed as medical products with the benefit of reimbursement eligibility.
Employees
      Compex had approximately 553 employees as of June 30, 2005. This includes 442 employees in the U.S., primarily in New Brighton, Minnesota and Tampa, Florida, and 111 employees in Europe, primarily in Switzerland, Italy, France, Spain and Germany.

      Compex’s employees are not represented by any collective bargaining organization and has never experienced a work stoppage. Compex believes that its relations with employees generally have been good.
Properties of Compex
      Compex’s corporate headquarters are located in a 30,000 square foot facility that Compex owns in New Brighton, Minnesota, a suburb of St. Paul, Minnesota. This facility houses all of Compex’s corporate activities including administration, finance, sales and marketing, research and development, and manufacturing.
      Because of space constraints and a new wholesale contract that generated the need for more warehouse capacity, Compex leased an additional 22,500 square foot warehouse facility near its corporate headquarters in July 2005 for a term of 18 months. Compex also rents up to 3,000 square feet of additional warehouse space, on an as needed basis, in Eagan, Minnesota to accommodate customs warehousing for imported goods.
      Compex leases 26,000 square feet of office space in Tampa, Florida under a lease expiring in 2012 for its direct sales, customer service, patient support, and billing and collection activities. In May 2005, Compex added 6,700 square feet of office space to this lease.
      Compex currently leases five facilities in Europe that total approximately 20,000 square feet of leased space. These leases range in duration from one to three years and are all renewable.
      Compex does not believe that it will be required to add additional leasehold based on currently planned operations during its 2006 fiscal year. Compex believes that additional leasehold space is currently readily available in all jurisdictions at favorable rates.
Legal Proceedings of Compex
      In late January 2001, Compex was served with documents in connection with a product liability case brought in the California Superior Court for Solano County. Through various proceedings, the original complaint in this case was dismissed, without prejudice to re-file. The plaintiff filed a new complaint in the same court in the Fall of 2004 and the case is now proceeding to discovery.
      From time to time, Compex has also been a party to other claims, legal actions and complaints arising in the ordinary course of its business. Compex does not believe that the resolution of such matters has had or will have a material impact on its results of operations or financial position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compex
      You should read the following discussion of Compex’s financial condition and results of operations in conjunction with Compex’s consolidated financial statements and the related notes included elsewhere in this proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this proxy statement/ prospectus, Compex’s actual results may differ materially from those anticipated in these forward-looking statements.
Critical Accounting Policies
      Compex prepares its financial statements in accordance with accounting principles generally accepted in the United States. Nevertheless, the preparation of these financial statements requires that Compex make estimates and judgments that affect the reported amounts of its assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Compex bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances. It is Compex’s policy to evaluate and update these estimates on an ongoing basis. The judgments and policies that Compex believes would have the most significant impact on the presentation of its financial position and results are as follows:
      Revenue Recognition and Provisions for Credit Allowances and Returns. Compex derives revenue in the United States from medical products and accessories (United States Medical) sales and rentals directly to patients and durable medical equipment dealers. Compex also derives revenue in the United States from the sales of consumer products (United States Consumer) to distributors and directly to consumers. In certain non-domestic markets (International), Compex derives revenue primarily from the sales of consumer products to distributors and dealers.
      United States Medical. The direct medical division involves providing products to patients for rent or purchase, the sale of accessories to patients for the ongoing use of such products and billing of the patient’s insurance provider for the products and accessories. The wholesale medical division involves the sale of devices and medical supplies primarily to clinics and medical equipment distributors. Compex recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, as amended by SAB No. 104, when each of the following four conditions are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Accordingly, Compex recognizes direct medical revenue, both rental and purchase, when products have been dispensed to the patient and the patient’s insurance has been verified. For medical products that are sold from inventories consigned at clinic locations, Compex recognizes revenue when it receives notice that the product has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization has been obtained from the insurance company, when required. Compex recognizes wholesale medical revenue when it ships its products to its wholesale customers. Revenue from the rental of products to patients accounted for approximately 16% of United States revenue, and 17% of United States Medical revenue, in fiscal 2005. Products on rental contracts are placed in fixed assets and depreciated over their estimated useful life. All revenue is recognized net of estimated sales allowances and returns.
      Compex has established reserves to account for sales allowances, product returns and rental credits. Sales allowances generally result from agreements with certain insurance providers that permit reimbursement to Compex in amounts that are below the product’s invoice price. This reserve is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. Compex estimates the amount of the reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with insurance providers. For patient returns of products after purchase, the amount previously recorded as revenue in a prior period is provided for by reducing gross revenue in the current period. Rental credits result when patients purchase products that they had previously rented. Many insurance providers require patients to rent products for a period of one to three months prior to purchase. If the patient has a long-term need for the product, the insurance companies may authorize purchase of the product by these patients. When the product is purchased, most insurance providers require that rental payments previously made on the product be credited toward the purchase price. These rental credits are processed at the same time the revenue is recorded on the sale of the product. A change in the percentage of medical sales made pursuant to such contracts or a change in the number or type of products that are returned could cause the level of these reserves to vary in the future.
      United States Consumer. The United States consumer products division involves the sales of products to distributors, sport shops and direct sales to consumers. Revenue is primarily recognized at the time of shipment to distributors, sport shops and direct sales to consumers. A portion of Compex’s inventory is out on consignment with certain distributors and the revenue is not recognized until the distributor sells the product to a consumer. All revenue is recognized net of estimated sales allowances and returns. Because consumer products are sold with a 30-day, money back guarantee, Compex has established reserves to account for sales allowances and product returns in this division by estimating the amount of the revenue reduction based upon the impact of new contract terms or modifications of existing arrangements with distributors and upon Compex’s historical experience.
      International. The international products division involves the sales to sports shops, retail shops and healthcare providers. Revenue is recognized at the time of shipment to dealers, distributors, sport shops and healthcare providers, direct sales to consumers or upon notification from a healthcare provider that equipment has been prescribed and provided to a patient and approved by the patient or his/her insurance provider. All revenue is recognized net of estimated sales allowances and product returns. As in Compex’s U.S. consumer division, Compex has established reserves for sales allowances, product returns and rental credits in this division by estimating the amount of the revenue reduction based upon historical experience and Compex considers the impact of new contract terms or modifications of existing arrangements with distributors.
      Reserve for Uncollectible Accounts Receivable. Managing Compex’s accounts receivable, particularly in its U.S. medical division, represents one of Compex’s biggest business challenges. The process of determining what products will be reimbursed by third party payors and the amounts that they will reimburse is very complex and the reimbursement environment is constantly changing. Compex maintains a reserve for uncollectible receivables and provides for additions to the reserve to account for the risk of nonpayment. Compex sets the amount of the reserve, and adjusts the reserve at the end of each reporting period, based on a number of factors, including historical rates of collection, and with respect to its U.S. medical division, trends in the historical rates of collection and current relationships and experience with insurance companies or other third party payors. If the rates of collection of past-due receivables recorded for previous fiscal periods changes, or if there is a trend in the rates of collection on those receivables, Compex may be required to change the rate at which it provides for additions to the reserve. Such a change, even though small in absolute terms, can significantly affect financial performance in current periods. A change in the rates of Compex’s collection can result from a number of factors, including turnover in personnel, changes in the reimbursement policies or practices of payors, or changes in industry rates of reimbursement. Further, the reserve may be affected by significant charge-offs if a related group of receivables become doubtful that were not previously anticipated to be doubtful. Accordingly, the provision for uncollectible accounts receivable recorded in the income statement has fluctuated and may continue to fluctuate significantly from quarter to quarter as such trends change.
      Carrying Value of Inventory. The US direct medical division maintains a large balance of electrical stimulation devices on consignment at clinics and other healthcare providers that are not under Compex’s control. In the course of Compex’s business, some of this product is lost. Although Compex has the right in most cases to seek reimbursement for the lost product from its sales representatives or the healthcare providers, in some instances Compex foregoes that right in order to maintain favorable relationships. Compex maintains a reserve for the amount of consignment inventory that may be lost based on its experience as developed through periodic field audits. Compex cannot be certain that future rates of product loss will be consistent with its historical experience and it could be required to increase the rate at which it provides for such lost inventory, thus adversely affecting its operating results.
      Carrying Value of Intangible Assets. Compex had a balance of intangible assets of approximately $18.3 million and $18.2 million at June 30, 2005 and September 30, 2005, respectively, most of which constituted goodwill and the value of acquired technology, from several acquisitions., Compex is required to charge-off the carrying value of identifiable intangibles and related goodwill to the extent it may not be recoverable. Compex assesses the impairment of identifiable intangibles and related goodwill annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors Compex considers important that could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or Compex’s overall business strategy;

•	significant negative industry or economic trends; and,

•	significant decline in Compex’s stock price for a sustained period and its market capitalization relative to net book value.
      If Compex determines that the carrying value of intangibles and related goodwill might not be recoverable based upon the existence of one or more of the above indicators of impairment, Compex would reduce the carrying value to its fair value.
      Income Taxes. Compex accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year in which the differences are expected to be recognized. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. Compex exercises significant judgment in determining its provisions for income taxes, its deferred tax assets and liabilities and its future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. Although Compex believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. Compex periodically assesses the likelihood of adverse outcomes resulting from these examinations to determine the impact on its deferred taxes and income tax liabilities and the adequacy of its provision for income taxes. Changes in income tax legislation, statutory income tax rates, or future taxable income levels, among other things, could materially impact its valuation of income tax assets and liabilities and could cause its income tax provision to vary significantly among financial reporting periods.
Results of Operations
      Compex’s United States medical products division performed well during fiscal 2005, showing both increased revenue and profitability, offset slightly by pressure on margins because of a change in its product revenue mix. Compex also made progress in its United States consumer division revenues during the year by leveraging its celebrity endorsement contracts. However, Compex devoted considerable resources to market its Slendertone and Compex Sport product lines. Nevertheless, because it has taken Compex longer than anticipated to commence this marketing process, its revenues from the United States consumer division were below its expectations for fiscal 2005. Without giving effect to exchange rates, Compex’s European operations did not perform to Compex’s expectations during fiscal 2005, reflecting both a very poor economic environment for consumer goods in Europe, competitive pressure in Compex’s largest market, Italy, and continued difficulty in managing operations in several geographies. Overall, these factors contributed to growing revenue, but decreased overall profitability.
      Compex’s results of operations for the quarter ended September 30, 2005 reflect continued, steady growth in its U.S. medical business, the first significant contribution from its U.S. consumer business, and success with new products in its international business. Benefiting from several successful shopping network and infomercial airings, its U.S. consumer revenue accounted for over 12% of revenue, but was insignificant during the comparable quarter last year. Compex continues to invest in the U.S. consumer initiative with expectations of continued growth through exposure at retailers and additional celebrity promotion. Health and wellness products that Compex introduced in Europe in late fiscal 2004 generated significant sales and appear to be competing favorably with low cost consumer products of competitors. Foreign currency translation rates were comparable for both periods ended September 30, 2005 and 2004 and, therefore, did not have a material effect on Compex’s operating results.
      The following table sets forth information from the statements of operations as a percentage of revenue for the periods indicated:

	Three Months
	Ended
	September 30,		Year Ended June 30,

	2005	2004	2005	2004	2003

Net sales and rental revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales and rentals	33.1	31.9	32.2	33.1	29.9

Gross profit	66.9	68.1	67.8	66.9	70.1
Operating expenses
Selling and marketing	41.1	45.5	43.2	41.6	39.7
General and administrative	14.5	17.3	17.1	16.5	16.2
Research and development	2.0	3.3	2.6	3.0	2.8

Total operating expenses	57.6	66.1	62.9	61.1	58.7

Income from operations	9.3	2.0	4.9	5.8	11.4
Other expense, net	0.8	0.2	0.4	0.5	0.4
Income tax provision	3.7	0.7	1.8	1.8	4.4

Net income	4.8%	1.1%	2.7%	3.5%	6.6%

Comparison of Three Months Ended September 30, 2005 to Three Months Ended September 30, 2004
      Compex’s revenue increased by 28% to $27.6 million during the fiscal quarter ended September 30, 2005 as compared to $21.7 million for the first fiscal quarter ended September 30, 2004. Significant increases in both its domestic medical business and its domestic consumer business, were partially offset by a decrease in Compex’s international revenues.
      Compex’s U.S. medical division posted a 37% increase, on revenues of $18.0 million, during the quarter when compared to the same quarter last year. Compex’s direct medical business recorded an increase of 15% over prior year amounts, reflecting Compex’s commitment to expanding its sales force and reinforcing its strategy of calling directly on physicians. This 15% increase was achieved despite lower average selling prices in fiscal 2006 reflecting the increasing pressures on collections and revenue mix shifting from the higher reimbursement workers’ compensation/personal injury segment to the group contract insurance segment. Compex’s wholesale business, benefiting from large OEM revenues, contributed $1.7 million of the increase. A large portion of the OEM revenues reflect sell-in orders to a single customer to fill a distribution channel. Compex does not anticipate the same volume from this customer or the same level of revenue in its wholesale business in the second fiscal quarter and expects that revenues from its wholesale business will continue to vary significantly quarter to quarter. Revenue from its June 2005 acquisition of SpectraBrace, Ltd. contributed $1.3 million to the increase. Compex anticipates its revenue from SpectraBrace to increase slightly over future periods. As SpectraBrace was acquired in June 2005, there is no comparable revenue in the prior year. Compex continues to expand its wholesale business to durable medical equipment distributors with a new line of low cost TENS devices using the Staodyn brand in an effort to promote this part of its business.

      Compex’s U.S. consumer division recorded revenue of $3.5 million for the quarter ended September 30, 2005. This compares to $925,000 of revenue recorded for the comparable period last year. Revenues generated from Compex’s infomercial totaled $1.4 million for the first quarter of 2006. Revenue generated from the infomercial is subject to seasonality and future results may vary significantly, up or down, as compared to Compex’s first quarter results. Compex anticipates continued sales through its current agreements with the Home Shopping Network (HSN) and General Nutrition Centers (GNC) and it will continue to focus on landing other major retail chains. However, Compex does not expect to generate substantial increases in sales of these products until it secures additional national retail sales agreements.
      Compex’s international division posted revenue of $6.1 million for the quarter ended September 30, 2005. This represents a decrease of 19% from the $7.5 million recorded during the quarter ended September 30, 2004. This is primarily due to a 22% decrease in the unit sales of Compex’s Compex line of products. Compex is still competing against lower-priced competitors in the large Italian market. Compex intends to introduce a lower priced model late in the second quarter of fiscal 2006. Unit sales in Spain and France, Compex’s other two large markets, are down slightly when compared to prior year. Compex expects this to return to prior year levels in the second quarter. Slendertone product sales were up slightly over prior year, however, Compex has decided to discontinue marketing these products in Europe. There is very little product remaining to be distributed and any products deemed in excess will be brought over to the U.S. market for sale. There was no significant impact from exchange rates as rates were comparable to prior year.
      Compex’s gross profit was $18.5 million or 66.9% of revenue for the quarter ended September 30, 2005. This compares to $14.7 million or 68.1% of revenue for the first quarter ended September 30, 2004. The decrease in Compex’s gross margin is primarily due to an increase in its U.S. consumer revenue and the large increase in revenues from its wholesale/ OEM group as a percent of total revenue. The margins on the U.S. consumer and the OEM manufacturing products are lower than those generated by Compex’s direct U.S. medical business and its international division. As Compex’s U.S. consumer revenue continues to be a larger percentage of Compex’s total revenues, Compex’s gross margin will decrease. Compex anticipates that its gross margins will settle in the low to mid 60% range.
      Selling and marketing expenses for the quarter ended September 30, 2005, increased 15% to $11.3 million or 41.1% of revenue, up from $9.8 million or 45.5% of revenue for the comparable quarter last year. Spending in Compex’s U.S. consumer division, in promoting its Slendertone product line, was comparable to prior period in absolute dollars however, lower as a percentage of revenue. Additionally, expenses in Compex’s U.S. medical division increased, proportionately to Compex’s increase in revenue, reflecting its investment in more direct sales representatives. This was partially offset by a decrease in spending in its international selling and marketing due to a reduction in sales commissions and Slendertone promotion and advertising expenses when compared to the prior year. Compex’s selling and marketing expenses also increased in absolute dollars over the prior year due to an additional $97,000 of compensation expense related to stock based employee benefits recorded in the quarter ended September 30, 2005, because of the implementation of FAS 123(R). Compex became subject to the requirements of FAS 123(R) in the September 2005 quarter. Compex currently anticipates increased selling and marketing expenses in the quarter ending December 31, 2005, as it introduces television advertisements in Europe designed to enhance its competitive position.
      General and administrative expenses for the quarter ended September 30, 2005, totaled $4.0 million or 14.5% of revenue, representing a 7% increase over the $3.7 million or 17.3% of revenue recorded for the quarter ended September 30, 2004. Compex’s general and administrative expenses increased in absolute dollars over prior year due primarily to an additional $151,000 of compensation expense related to stock based employee benefits recorded in the quarter ended September 30, 2005, because of the implementation of FAS 123(R). Compex anticipates its general and administrative expenses to remain relatively constant over the remainder of the year.

      Compex’s research and development expenses for the quarter ended September 30, 2005, decreased 25% to $540,000 from $723,000 for the comparable quarter ended September 30, 2004. Compex has projects under development that will support all three of its business segments and it anticipates research and development spending will grow slightly in absolute dollars, but will decrease as a percent of revenue in future periods as Compex’s revenue from its U.S. consumer division increases.
      Interest expense increased from $80,000 for the quarter ended September 30, 2004 to $231,000 for the quarter ended September 30, 2005. In June 2005, Compex incurred additional borrowings of approximately $3.3 million that it used to finance the SpectraBrace, Ltd. acquisition. As a result, Compex’s average outstanding borrowing levels for the quarter ended September 30, 2005, were higher than the comparable quarter in 2004.
      The provision for income taxes was 43% for the first quarter of fiscal year 2006 and 40% for the comparable period in 2005. The increase to 43% in the current quarter reflects expense recorded for non-deductible employee stock options related to FAS 123(R). Compex believes 43% is a reasonable estimate of the effective rate for fiscal 2006.
      As a result of the activities described above, Compex’s net income for the quarter ended September 30, 2005 was $1.4 million, up significantly from $229,000 of net income for the quarter ended September 30, 2004. Diluted earnings per share increased from $0.02 during the quarter ended September 30, 2004 on weighted average shares of 13,020,849 to $0.11 during the quarter ended September 30, 2005 on weighted average shares of 12,592,325.
Comparison of Year Ended June 30, 2005 to Year Ended June 30, 2004
      Compex’s revenue increased by 12% to $96.1 million during fiscal 2005 from $86.0 million during fiscal 2004. Revenue from Compex’s U.S. medical division and its U.S. consumer division accounted for a 13% increase. This was slightly offset by a 1% decrease in Compex’s international division.
      Revenue from Compex’s U.S. medical division for fiscal 2005 was $60 million, up 15% from the $52 million for fiscal 2004. On a sequential basis, U.S. medical revenue increased 17% versus the fiscal third quarter and increased 32% over the comparable fourth quarter of 2004. This increase is primarily due to an increase in sales and rentals of medical devices, reflecting Compex’s ongoing expansion of its direct selling efforts to the physician markets and an increase in its wholesale medical business. The revenue growth was attained despite a continued shift in Compex’s revenue mix from the higher reimbursement workers’ compensation/personal injury segment to the group contract insurance segment. This is a result of the change in Compex’s selling model and also increases the credit reserve percentage that it records. Compex monitors the reserve balances on an ongoing basis and make adjustments to the reserve based primarily on collection history. Compex continued to expand its direct medical sales and rental business through the acquisition of SpectraBrace, Ltd. in June 2005. This acquisition did not have a significant impact on its revenue for the period, but Compex anticipates that it will contribute to increasing sales in fiscal 2006.
      Compex’s U.S. consumer division recorded revenue of $4.2 million for fiscal 2005. This represents an increase of $3.4 million, or 437%, over fiscal 2004 revenue of $0.8 million. Compex’s increased revenues have been driven through its infomercial and its current agreements with the Home Shopping Network (HSN) and General Nutrition Centers (GNC). Compex started selling through several retail chains, Dunham’s Sports and Academy Sports and Outdoors, in early fiscal 2006 and anticipates that these sales together with a broader exposure through infomercials, will contribute to further revenue growth in its U.S. consumer division during fiscal 2006.
      Compex’s international division recorded revenue of $31.8 million for fiscal 2005. This represents a 4% decrease from the $33.1 million in revenue recorded for fiscal 2004. Sales of Compex’s Compex line of products accounted for a 9% decrease. This decrease was partially offset by a 5% favorable impact of exchange rates and a slight increase in Slendertone revenue over fiscal 2004. The number of Compex unit sales was down slightly when compared to prior year amounts, however, the mix of Compex’s Compex line of products sold during fiscal 2005 shifted toward its lower-priced models. During the fourth quarter of fiscal 2004, Compex introduced the “Energy” line of products targeted at the health and wellness markets, an entirely new market opportunity for Compex. The price points for this market are below Compex’s higher priced models for competitive athletes. Compex stopped distributing the Slendertone line of products in Europe during June 2005 and will recognize minimal revenue from those products in Europe during 2006. Compex nevertheless is taking measures to improve results from its European operations and has plans to more actively promote its lower priced products in select markets through broadcast media advertising.
      Compex’s gross profit was $65.1 million or 67.8% of revenue during fiscal 2005. This compares to gross profit of $57.5 million or 66.9% of revenue in fiscal 2004. The increase in gross margin percentage is primarily due to the significant increase in Compex’s U.S. medical division and the higher gross margins associated with Compex’s pain management products, rehabilitation products, and accessories and supplies. The overall margins are negatively influenced by the continued shift in Compex’s domestic medical division from the higher reimbursement categories, such as the workers’ compensation segment, to the group contract insurance segments. Additionally, a change in Compex’s overall revenue mix toward more U.S. consumer products, as a percentage of Compex’s overall revenues, which carry a lower gross margin than Compex’s U.S. medical division, partially offset the increase. Cost of sales and gross profit for fiscal 2004 also reflect the sale of inventory that was acquired in the Filsport acquisition which, because Filsport was a distributor prior to its acquisition by Compex in July 2003, has a higher cost than inventory Compex has manufactured and sold through Filsport after this acquired inventory was sold. All of the inventory that was acquired as a part of the Filsport acquisition was sold in 2004. Compex anticipates gross profit to stabilize in the mid-60% range as its domestic consumer division becomes a greater percentage of its revenue and as it enters the health and wellness markets in Europe.
      For fiscal 2005, Compex’s selling and marketing expenses increased 16% to $41.5 million or 43.2% of revenue, from $35.8 million or 41.6% of revenue for fiscal 2004. Compex’s U.S. medical division’s selling expenses increased as Compex has increased its number of direct sales representatives and field support employees to 91 as of June 30, 2005 as compared to 69 on June 30, 2004. This reflects Compex’s commitment to invest in its U.S. medical direct sales team and to its physician selling strategy. For fiscal 2005, selling and marketing expenses associated with the introduction of the Compex and Slendertone products in the U.S. totaled approximately $6.8 million, an increase of $3.0 million over fiscal 2004. Selling and marketing expenditures in Compex’s international division were slightly lower than in fiscal 2004 when compared on a Euro to Euro basis. This was entirely offset by the negative impact from exchange rates on expenses. Compex will continue to devote substantial resources to marketing its consumer products during fiscal 2006 and currently expects to increase its promotion and advertising expenditures for its consumer line of products as these require a continuous marketing push.
      General and administrative expenses for fiscal 2005 increased 16% to $16.4 million, or 17.1% of revenue, up from $14.2 million, or 16.5% of revenue for fiscal 2004. Costs in both its corporate and international offices for additional personnel and consulting fees associated with its Sarbanes-Oxley compliance contributed to the increase. General and administrative expenses for fiscal 2005 were also impacted by approximately $550,000 in charges related to personnel reductions in Compex’s international division. The unfavorable impact of foreign currency exchange in fiscal 2005 contributed 4% of the increase over fiscal 2004.
      Compex’s research and development expenses decreased to $2.5 million, or 2.6% of revenue, in fiscal 2005, from $2.6 million, or 3.0% of revenue in fiscal 2004. As Compex continues to pursue new complementary products, it anticipates research and development spending will increase slightly in absolute terms, but will decrease as a percentage of revenue. Compex is continuing to develop products for its U.S. medical, U.S. consumer and its international business segments.
      Interest expense decreased 10% to $468,000 in fiscal 2005 from $518,000 in fiscal 2004. Absent any additional acquisitions, Compex anticipates it will still need a higher level of working capital to support both its U.S. consumer and international division’s promotional and advertising expenses, which will result in higher interest expense in fiscal 2006 when compared to fiscal 2005.
      The provision for income taxes was 40% and 33% for fiscal years 2005 and 2004, respectively. During fiscal 2005, Compex recognized a reduction in income tax expense of $1.2 million due to the reversal of previously recorded tax contingencies. These contingencies relate to potential U.S. taxation of certain international profits. Due to changes in facts and circumstances, Compex no longer believes these tax contingencies to be probable and has therefore reversed the remaining reserve balance. During fiscal 2004, Compex recognized a reduction in income tax expense of $434,000 as the result of the resolution of various outstanding tax issues because the statute for the tax year for which these contingencies applied to had passed.
      As a result of the above activity, Compex’s net income decreased to $2.6 million in fiscal 2005 from $3.1 million in fiscal 2004. Diluted earnings per share decreased to $0.20 for fiscal 2005 from $0.24 for fiscal 2004.
Comparison of Year Ended June 30, 2004 to Year Ended June 30, 2003
      Compex’s revenue increased by 14% to $86.0 million during fiscal 2004 from $75.5 million during fiscal 2003. Increases in Compex’s domestic medical division and its consumer division in Europe, accounted for 8% of the increase with the remaining 6% of the increase a result of favorable exchange rates.
      Revenue from Compex’s U.S. medical division for fiscal 2004 was $52 million, up 6% from the $49.1 million for fiscal 2003. Compex’s medical sales division in the United States posted a revenue increase of 10% for fiscal 2004 as compared to fiscal 2003. This increase was primarily due to an increase in sales and rentals of medical devices, reflecting Compex’s ongoing expansion of its direct selling efforts to the physician markets. This was partially offset by a 4% increase in its sales credit reserve as compared to its reserve percentage in the comparable prior period. This increase in credit reserve reflects a shift in Compex’s revenue mix from the higher reimbursement workers’ compensation/personal injury segment to the group contract insurance segment. The company monitors the reserve balances quarterly and makes adjustments to the reserve as deemed necessary. Compex continued to expand its direct medical sales and rental business through the acquisition of the United States medical business of BMR Neurotech, which was included in Compex’s results of operations for fiscal 2004, but only partially included in fiscal 2003, as the acquisition occurred in mid-May 2003.
      Compex’s U.S. consumer division contributed approximately $0.8 million, or 1%, of the growth in fiscal 2004 over prior year. Sales of product in this division were insignificant in fiscal 2003. Compex began actively promoting the Slendertone line in October 2003, received favorable publicity in December 2003 and January 2004 in two fitness magazine articles, and obtained very favorable results from a sports study conducted at the University of Wisconsin-La Crosse in January 2004. During the third quarter of fiscal 2004, Compex entered into an endorsement contract with Sarah Ferguson, Duchess of York, whose assistance helped overcome the market image of these products.
      Compex’s European operations posted a revenue increase of 26% for fiscal 2004. Approximately 16% was generated by a favorable impact of exchange rates, reflecting the strength of the euro versus the dollar. The acquisition of Filsport in Italy in July 2003 accounted for 12% and revenue from the addition of Slendertone products contributed 6% to Compex’s European revenue increase. This increase was partially offset by a 6% decrease in sales of Compex’s Compex line of products. The actual number of Compex units sold was down 2% when compared to prior year unit sales. Additionally, the product mix shifted toward Compex’s newly introduced lower-priced models. During the fourth quarter of fiscal 2004, Compex introduced the “Energy” line of products targeted at the health and wellness markets, an entirely new market opportunity for Compex. The price points for this market are below Compex’s higher priced models for competitive athletes.

      Compex’s gross profit was $57.5 million or 66.9% of revenue during fiscal 2004. This compares to gross profit of $52.9 million or 70.1% of revenue in fiscal 2003. Cost of sales and gross profit for fiscal 2004 also reflect the sale of inventory that was acquired in the Filsport acquisition which, because Filsport was a distributor, has a higher cost than inventory Compex has manufactured and sold through Filsport after this acquired inventory was sold. All of the inventory that was acquired as a part of the Filsport acquisition has been sold. The overall decrease in margin percentage was also impacted by lower average selling prices in Europe due to the introduction of Compex’s fitness line of Compex products during fiscal 2004, Compex increased sales credit in its medical business, and a decrease in its higher margin accessories and supplies as a percent of total revenue when compared to fiscal 2003.
      For fiscal 2004, Compex’s selling expenses increased 19% to $35.8 million or 41.6% of revenue, from $30.0 million or 39.7% of revenue for fiscal 2003. Selling expenses associated with the July 2003 acquisition of Filsport and the marketing expenses for Compex’s new consumer products both domestically and in Europe contributed significantly to the increases in 2004. In the United States, Compex also increased the number of its direct sales employees to 69 as of June 30, 2004 as compared to 50 on June 30, 2003. Compex finalized contracts with several individuals to endorse Compex’s products that required specific payments as part of these expenditures. Promotion and advertising expenses associated with the introduction of the Compex and Slendertone products in the U.S. and with Slendertone in Europe totaled approximately $4.4 million.
      General and administrative expenses for fiscal 2004 totaled $14.2 million, or 16.5% of revenue, a 16% increase over the $12.2 million or 16.2% of revenue in fiscal 2003. This is primarily due to expenses in fiscal 2004 that Compex did not incur in fiscal 2003 in both the U.S. and international divisions as it worked to complete documentation of internal controls to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Compex started the process in the second fiscal quarter of 2004; although its timeline for compliance was deferred by one year to June 30, 2005.
      Compex’s research and development expenses increased to $2.6 million in fiscal 2004 from $2.1 million in fiscal 2003. Research and development spending focused on complementary products, such as Compex’s IF3Wave medical device, its Energy and Body line of consumer products in Europe, and its Fitness Trainer model to be introduced in the domestic consumer market.
      Interest expense increased 21% to $518,000 in fiscal 2004 from $428,000 in fiscal 2003. In July 2003, Compex incurred additional borrowings of approximately $3.8 million with a bank in Switzerland that Compex used to finance the acquisition of Filsport.
      The provision for income taxes was 33% and 40% for fiscal years 2004 and 2003, respectively. During fiscal 2004, Compex recognized a reduction in income tax expense of $434,000 as the result of the resolution of various outstanding tax issues because the statute for the tax year for which these contingencies applied to had passed. The tax rate was lowered in the third quarter of fiscal 2003 from 42% to 40% after a review of the tax rates in several of Compex’s European tax jurisdictions.
      As a result of the above activity, Compex’s net income decreased to $3.1 million in fiscal 2004 from $5.0 million in fiscal 2003. Diluted earnings per share decreased to $0.24 for fiscal 2004 from $0.45 for fiscal 2003.
Liquidity and Capital Resources
      On June 23, 2005, Compex purchased all of the capital stock of SpectraBrace, Ltd., for $3.65 million, $350,000 of which was retained by Compex for six months to cover the indemnity obligations of the sellers. SpectraBrace, a physician office based durable medical equipment distributor specializing in the orthopedic market, is headquartered in Louisville, Kentucky. The acquisition was financed through a newly established term note. The excess of the purchase over the fair value of the underlying assets acquired of $2,158,978 has been preliminarily allocated to goodwill of $1,158,978 and $1,000,000 million of a separate customer relationship intangible, which will be amortized over 5 years. Any additional contingent consideration that is incurred as part of this acquisition will be allocated to goodwill. Pro forma information related to this acquisition is not included as the impact is not deemed to be material.
      For the year ended June 30, 2005, Compex’s operating activities used cash of $1.0 million. The $4.2 million that Compex generated during the period through net income, after adjustment for non-cash depreciation and amortization, was offset by a $7.5 million increase in accounts receivable and a $1.9 million increase in inventories. The increase in receivables was primarily a result of increased revenue, the translation effect when converting Compex’s European receivables to U.S. dollars, and slower collections in Europe as a result of the slow economy. Compex’s reserve for uncollectible receivables increased by approximately $1.6 million during the year ended June 30, 2005, but decreased as a percentage of total receivables from 38% at June 30, 2004 to 34% at June 30, 2005. The increase in inventory is primarily due to additional purchases of raw materials in anticipation of increased orders in Compex’s U.S. medical wholesale division. The increase in accounts payable and in accrued liabilities relates to year-end June 30, 2005 timing differences and the payment of estimated income taxes during the 2004 fiscal year.
      Compex’s operating activities used cash of $407,000 during the three months ended September 30, 2005, as compared to $679,000 used during the quarter ended September 30, 2004. Although Compex generated cash from earnings, after adjustment for depreciation and amortization, of approximately $1.8 million during the first quarter of fiscal 2006, Compex used over $1.5 million to finance increased receivables during the fiscal 2006 quarter, as a result of the large sales from the U.S. consumer business. In both quarters, Compex used cash through decreased balances of payables, reflecting the impact of year-end timing differences and the payment of estimated income taxes. This was partially offset by a decrease in its inventory balances through the strong sales generated by its wholesale business.
      Compex used $5.7 million in investing activities in fiscal 2005, including $3.3 million to fund the purchase of SpectraBrace, Ltd. and $2.4 million for net purchases of property and equipment, primarily clinical and rental equipment. Compex used $1.2 million in investing activities in the first three months of fiscal 2006 for purchases of property and equipment, primarily manufacturing equipment required to meet its increased production requirements. Compex used $253,000 of cash in the first three months of fiscal 2005 for purchases of property and equipment, primarily clinical and rental equipment.
      Compex’s financing activities generated $7.8 million of cash during the year ended June 30, 2005. Compex amended its current credit facility and borrowed $3.3 million from its existing financial institution to fund the acquisition of SpectraBrace, Ltd. At June 30, 2005, a total of $7.5 million remained outstanding under the U.S. facility. Compex recently renegotiated its U.S. Bank credit agreement up to a $15.0 million facility with a maturity date of June 30, 2008. Compex’s financing activities provided $1.9 million of cash during the first three months of fiscal 2006, mainly from the borrowing of $1.5 million under Compex’s domestic credit line to finance expenditures in the U.S. consumer division, from cash received from exercise of stock options, and from purchases under its employee stock purchase plan. During the first quarter of fiscal 2005, Compex generated $1.5 million from financing activities, which included purchases under Compex’s employee stock purchase plan of $215,000 and the borrowing of $1.3 million under its domestic credit line.
      Compex will continue to invest in its U.S. consumer line of products over the next year as it develops its infomercial and as it promotes its products to large retail chains. Compex feels the existing working capital facility will be sufficient for this requirement. As of December 31, 2005, Compex had a balance of $12.0 million outstanding under its U.S. Bank credit agreement, $3.3 million under its U.S. term loan, and $2.4 million under its European credit facility. Based on its credit agreement, Compex believes it could borrow up to an additional $6.0 million under its credit facility.
      Compex engages several celebrities who endorse Compex’s consumer products to act as Compex’s spokespersons in promoting those products and Compex has agreed to pay them for use of their names and for their services in appearing in advertisements. Compex had contractual commitments under these agreements totaling approximately $570,000 for the year ending June 30, 2005. As of September 30, 2005, approximately $2.5 million of payments under debt agreements and lease obligations and $150,000 in celebrity endorsements will come due within twelve months.
      The following table shows, as of June 30, 2005, these and other unconditional contract commitments Compex has entered into, as well as commitments Compex has under long-term debt and capital and operating leases.

		Payments Due by Period

		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Long Term Debt	$5,719,600	$1,609,800	$2,509,800	$1,600,000	$—
Notes Payable	7,500,000	7,500,000	—	—	—
Capital Lease Obligation	23,712	5,472	10,944	7,296	—
Operating Leases	3,112,660	441,096	744,864	656,064	1,270,636
Celebrity Endorsements	566,667	566,667	—	—	—

Total Contractual Cash Obligations	$16,922,639	$10,123,035	$3,265,608	$2,263,360	$1,270,636

      At August 31, 2005, Compex had approximately $6.6 million of unused borrowing capacity under its credit facilities. Historically, Compex’s cash generated from operations has been adequate to finance most of its operating activities and to finance debt and capital lease service, even with slightly increased investment in marketing for new business lines. Accordingly, Compex believes that cash flow from operations, with available borrowings under its credit facility, will be adequate to fund cash requirements for the current fiscal year and the foreseeable future. Compex may also apply cash to acquisitions during future periods.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      None.
Quantitative and Qualitative Disclosures About Market Risk of Compex
      During the year ended June 30, 2005, Compex’s revenue originating outside the U.S. was 33% of total revenue, substantially all of which was denominated in the local functional currency. Currently, Compex does not employ currency hedging strategies to reduce the risks associated with the fluctuation of foreign currency exchange rates.
      Compex’s international division is subject to risks typical of an international division, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, its future results could be materially adversely impacted by changes in these or other factors.
      Compex is exposed to market risk from changes in the interest rates on certain outstanding debt. The outstanding loan balance under its $15 million credit facility bears interest at a variable rate based on the bank’s prime rate or LIBOR. Based on the average outstanding bank debt for fiscal 2005, a 100 basis point change in interest rates would not change interest expense by a material amount.

Equity Compensation Plan Information
      Compex maintains its 1998 Stock Incentive Plan and its 1993 Employee Stock Purchase Plan, pursuant to which Compex may grant equity awards or sell common stock to its officers, employees and consultants. The 1988 Restated Stock Option Plan has expired, but options remain outstanding that are subject to the plan. Each of these plans was approved by Compex’s shareholders. The following table provides information about equity awards under these plans as of the end of Compex’s most recent fiscal year:

Number of
Securities
Remaining
	Number of			Available for
	Securities to be		Weighted-	Future Issuance
	Issued Upon		Average	Under Equity
	Exercise of		Exercise Price	Compensation
	Outstanding		of Outstanding	Plans (Excluding
	Options,		Options,	Securities
	Warrants and		Warrants and	Reflected in
Plan Category	Rights		Rights	Column(a))

	(a)		(b)	(c)
Equity compensation plans approved by security holders	1,478,748	(1)	$4.87	184,384
Equity compensation plans not approved by security holders	650,000	(2)	$3.62	N/A

Total	2,128,748		$4.49	184,384

(1)	Consists of shares of common stock available for issuance under the 1998 Stock Incentive Plan and the 1993 Employee Stock Purchase Plan.

(2)	Includes nonqualified stock options outside any plan to purchase 500,000 shares granted to Mr. Gladney, options to purchase 100,000 shares granted to Mr. Youngstrom and options to purchase 50,000 shares granted to Mr. Masko, as an inducement to their initial employment. All of these options, with the exception of an option to purchase 250,000 shares granted to Mr. Gladney, become exercisable in annual increments of 25% of the shares on the first four anniversaries of the date of grant, expire on the seventh anniversary of the date of grant and have exercise prices equal to the fair market value on the date of grant. The remaining 250,000 share option granted to Mr. Gladney expires on the tenth year from the date of grant, becomes exercisable on the seventh year after the date of grant, and accelerates in part in the event the market price for Compex’s common stock exceeds various prices of between $7.00 and $13.00 per share for 20 consecutive trading days.

Security Ownership of Certain Beneficial Owners and Management of Compex
      The following table sets forth, as of January 11, 2006, information about the ownership of Compex’s common stock by each person Compex knows to beneficially own more than 5% of the outstanding shares of Compex common stock and by Compex’s directors and executive officers:

	Shares Beneficially
Name	Owned(1)	Percent Owned

Heartland Advisors, Inc.(2)	1,303,900	10.3%
789 North Water Street
Milwaukee, WI 53202
Dalton, Greiner, Hartman, Maher & Co(3)	1,003,424	7.9
565 Fifth Avenue, Suite 2101
New York, NY 10017
Frederick H. Ayers	101,676	*
Director
Gary M. Blackford	15,000	*
Director
Dan W. Gladney	368,453	2.8
President, Chief Executive Officer and Chairman of the Board
Richard E. Jahnke	82,500	*
Director
Paulita LaPlante	15,000	*
Director
Richard J. Nigon	15,000	*
Director
Jack A. Smith	35,000	*
Director
Scott P. Youngstrom	119,121	*
Chief Financial Officer and Vice President Finance
Wayne K. Chrystal	97,297	*
Vice President Manufacturing Operations
Marshall Masko	146,609	*
President of Worldwide Consumer Products
Gary M. Goodpaster	61,914	*
Vice President of Sales Operations for the U.S. Medical Division
All directors and named executive officers as a group (10 persons)	1,057,568	7.8%

*	Less than 1%

(1)	Includes shares that could be purchased within 60 days of January 11, 2006 upon the exercise of options by the following persons in the specified amounts: Mr. Ayers, 57,500 shares; Mr. Blackford, 15,000 shares; Mr. Gladney, 318,500 shares; Mr. Jahnke, 62,500 shares; Ms. LaPlante, 15,000 shares; Mr. Nigon, 15,000 shares; Mr. Smith, 35,000 shares; Mr. Youngstrom, 102,500 shares; Mr. Chrystal, 72,125 shares; Mr. Masko 123,750 shares; Mr. Goodpaster 51,250 shares; and all directors and officers as a group, 868,125 shares.

(2)	Based on Schedule 13G/ A filed June 8, 2005.

(3)	Based on Schedule 13G/ A filed February 14, 2005.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      Under the terms of the merger agreement, Encore will issue to Compex’s shareholders approximately 17.7 million shares of Encore’s common stock in exchange for all of the outstanding capital stock of

Compex and to Compex optionholders, Encore will issue options to purchase 2.9 million shares of Encore common stock. The number of shares of Encore common stock and stock options to be issued have been estimated based upon the number of Compex shares of common stock and stock options as of September 30, 2005 and the assumed exchange ratio of 1.40056, which is subject to adjustment. Encore will fund the merger with stock and borrowings under its revolving credit facility. The borrowings will be used to repay Compex’s existing U.S. debt and to pay all the related fees and expenses of the merger.
      The unaudited pro forma combined financial statements reflect an estimated total purchase price of approximately $98,799,000, consisting of the estimated fair value of Encore shares to be issued of $87,177,000, the estimated fair value of Encore stock options to be issued in exchange for Compex stock options outstanding of $8,997,000, and estimated direct acquisition costs of $2,625,000.
      The accompanying unaudited pro forma combined financial statements give effect to the following transactions:

•	the issuance of 17.7 million shares of Encore common stock by Encore to Compex’s shareholders (assuming no adjustment to the exchange ratio);

•	the issuance of options to purchase 2.9 million shares of Encore common stock to Compex’s shareholders (assuming no adjustment to the exchange ratio);

•	the merger of a wholly owned subsidiary of Encore with and into Compex;

•	the borrowings from a revolving credit facility of $15.3 million; and

•	concurrently with the closing of the Compex acquisition, Encore will repay substantially all of Compex’s U.S. outstanding debt. At October 1, 2005, Compex had U.S. borrowings of approximately $12.4 million.
      The accompanying unaudited pro forma combined balance sheet of Encore Medical Corporation as of October 1, 2005 gives effect to the Compex merger as if the merger had occurred on that date. The unaudited pro forma combined balance sheet as of October 1, 2005 has been derived from Encore’s unaudited consolidated balance sheet as of October 1, 2005 and Compex’s unaudited consolidated balance sheet as of September 30, 2005.
      On October 4, 2004, Encore Medical Corporation acquired Empi, Inc., a privately held Minnesota corporation. The accompanying unaudited pro forma combined statements of operations for the year ended December 31, 2004 give effect to the acquisition of Empi, Inc., and to the Compex merger as if they had occurred on January 1, 2004. The unaudited pro forma combined statement of operations for the year ended December 31, 2004 has been derived from Encore’s audited consolidated statement of operations, Empi’s historical financial statements and Compex’s historical financial statements.
      The accompanying unaudited pro forma combined statements of operations for the nine months ended October 1, 2005 give effect to the merger as if the merger had occurred on January 1, 2004. The unaudited pro forma combined statement of operations for the nine months ended October 1, 2005 has been derived from Encore’s unaudited consolidated statement of operations for the nine months ended October 1, 2005 and Compex’s historical financial statements.
      Due to differing fiscal year-ends between Encore, which has a December 31 year-end, and Compex, which has a June 30 year-end, calculations were necessary to conform Compex’s financial information to the time periods presented. Information to accomplish this was obtained from public filings made by Compex of quarterly and annual results from July 1, 2003 to September 30, 2005.
      The unaudited pro forma combined financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma combined financial information does not purport to represent what the combined company’s results of operations or financial position would actually have been had the Compex merger occurred on such dates or to project the combined company’s results of operations or financial position for any future date or period. The unaudited pro forma combined financial information reflects Compex’s and Encore’s preliminary estimates of the allocation of the purchase price for Encore’s acquisition of Compex and is preliminary. The final allocation of the purchase price for Encore’s acquisition of Compex will be based on the actual purchase price, the net tangible and intangible assets acquired and liabilities assumed and will be determined after completion of the acquisition including the audit of the closing balance sheet of Compex and a final valuation of acquired net tangible and intangible assets prepared by independent valuation specialists.
      You should read the following unaudited pro forma combined financial information in conjunction with “Use of Proceeds,” included elsewhere in this joint proxy statement/ prospectus. In addition, you should carefully read the “Management Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes of Encore and Compex incorporated by reference or included in this prospectus.

ENCORE MEDICAL CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of October 1, 2005

					Pro Forma
	Encore	Compex	Adjustments		Total

	(In thousands)
ASSETS
Cash and cash equivalents	$21,159	$3,202	$—		$24,361
Accounts receivable, net	51,080	38,760	—		89,840
Inventories, net	55,966	14,782	—		70,748
Deferred tax assets	9,284	6,106	—		15,390
Prepaid expenses and other current assets	3,679	3,081	—		6,760
Assets of discontinued operations	279	—	—		279

Total current assets	141,447	65,931	—		207,378
Property and equipment, net	26,026	6,687	—		32,713
Goodwill	291,035	16,617	29,204	(a)	336,856
Intangible assets, net	83,862	1,552	15,008	(b)	100,422
Other assets	11,258	145	300	(c)	11,703

Total assets	$553,628	$90,932	$44,512		$689,072

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$7,642	$11,907	$(9,495	)(d)	$10,054
Accounts payable	10,321	5,756	—		16,077
Accrued expenses	30,875	9,735	—		40,610
Liabilities of discontinued operations	652	—	—		652

Total current liabilities	49,490	27,398	(9,495)		67,393
Long-term debt, net of current portion	309,005	2,889	12,420	(d)	324,314
Deferred tax liabilities	29,579	476	6,541	(e)	36,596
Other non-current liabilities	575	—	—		575

Total liabilities	388,649	30,763	9,466		428,878
Minority interests	613	—	—		613
Stockholders’ equity
Common stock	52	1,263	(1,245	)(f)	70
Additional paid-in capital	155,239	34,084	62,073	(f)	251,396
Notes received for sale of common stock	(846)	—	—		(846)
Retained earnings	12,716	23,882	(24,842	)(f)	11,756
Accumulated other comprehensive income (loss)	(1,148)	940	(940	)(f)	(1,148)
Repurchased stock, warrants and rights	(1,647)	—	—		(1,647)

Total stockholders’ equity	164,366	60,169	35,046		259,581

Total liabilities, minority interests and stockholders’ equity	$553,628	$90,932	$44,512		$689,072

See accompanying notes to the unaudited pro forma combined financial statements.

ENCORE MEDICAL CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

					Encore as
					Adjusted				Pro Forma
	Encore	Empi	Adjustments		for Empi	Compex	Adjustments		Total

	(Dollars in thousands, except per share data)
Sales	$148,081	$119,322	$(2,100	)(g)	$265,303	$91,206	$—		$356,509
Cost of sales	65,942	42,303	(1,461	)(h)	106,784	30,220	—		137,004

Gross margin	82,139	77,019	(639)		158,519	60,986	—		219,505
Operating expenses:
Selling, general and administrative	60,296	48,560	2,562	(i)	111,418	53,943	1,544	(m)	166,905
Research and development	7,276	1,997	—		9,273	2,658	—		11,931

Total operating expenses	67,572	50,557	2,562		120,691	56,601	1,544		178,836

Income from continuing operations	14,567	26,462	(3,201)		37,828	4,385	(1,544)		40,669
Interest income	429	120	—		549	—	—		549
Interest expense	(7,068)	(6,199)	(13,426	)(j)	(26,693)	(405)	(848	)(n)	(27,946)
Other, net	574	(7,835)	—		(7,261)	53	—		(7,208)

Income from continuing operations before income taxes and minority interests	8,502	12,548	(16,627)		4,423	4,033	(2,392)		6,064
Provision for income taxes	3,279	4,673	(6,245	)(k)	1,707	1,308	(564	)(o)	2,451
Minority interests	95	114	—		209	—	—		209

Net income from continuing operations	$5,128	$7,761	$(10,382)		$2,507	$2,725	$(1,828)		$3,404

Earnings per share — basic:
Income from continuing operations	$0.11				$0.05				$0.05
Earnings per share — diluted:
Income from continuing operations	$0.11				$0.05				$0.05
Weighted average number of common shares outstanding:
Basic	44,936		6,000	(l)	50,936		17,683	(p)	68,619
Diluted	46,281		6,000	(l)	52,281		18,670	(p)	70,951
See accompanying notes to the unaudited pro forma combined financial statements.

ENCORE MEDICAL CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended October 1, 2005

	Encore	Compex
	October 1,	September 30,			Pro Forma
	2005	2005	Adjustments		Total

	(Dollars in thousands, except per share data)
Sales	$218,714	$76,852	$—		$295,566
Cost of sales	86,058	24,700	—		110,758

Gross margin	132,656	52,152	—		184,808
Operating expenses:
Selling, general and administrative	94,045	45,485	826	(q)	140,356
Research and development	7,371	1,658	—		9,029

Total operating expenses	101,416	47,143	826		149,385

Income from continuing operations	31,240	5,009	(826)		35,423
Interest income	272	—	—		272
Interest expense	(21,355)	(515)	(462	)(r)	(22,332)
Other, net	107	40	—		147

Income from continuing operations before income taxes and minority interests	10,264	4,534	(1,288)		13,510
Provision for income taxes	4,003	1,888	(622	)(s)	5,269
Minority interests	73	—	—		73

Net income from continuing operations	$6,188	$2,646	$(666)		$8,168

Earnings per share — basic:
Income from continuing operations	$0.12				$0.12
Earnings per share — diluted:
Income from continuing operations	$0.12				$0.11
Weighted average number of common shares outstanding:
Basic	51,744		17,683	(t)	69,427
Diluted	52,395		18,670	(t)	71,065
See accompanying notes to the unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS
(in thousands, except per share data)

1.	Basis of Presentation
      Under the terms of the merger agreement, Encore will issue to Compex’s shareholders approximately 17.7 million shares of Encore’s common stock in exchange for all of the outstanding capital stock of Compex and to Compex optionholders, Encore will issue options to purchase 2.9 million shares of Encore common stock. The number of shares of Encore common stock and stock options to be issued have been estimated based upon the number of Compex shares of common stock and stock options as of September 30, 2005 and the assumed exchange ratio of 1.40056, which is subject to adjustment. Encore will fund the merger, which we refer to as the merger, with stock, stock options and borrowings under its revolving credit facility. The borrowings will be used to repay Compex’s existing U.S. debt and to pay all the related fees and expenses of the Compex acquisition.
      The accompanying unaudited pro forma combined balance sheet of Encore Medical Corporation as of October 1, 2005 gives effect to the Compex merger as if the merger had occurred on that date. The unaudited pro forma combined balance sheet as of October 1, 2005 has been derived from Encore’s unaudited consolidated balance sheet as of October 1, 2005 and Compex’s unaudited consolidated balance sheet as of September 30, 2005.
      On October 4, 2004, Encore Medical Corporation acquired Empi, Inc., a privately held Minnesota corporation. The accompanying unaudited pro forma combined statements of operations for the year ended December 31, 2004 give effect to the acquisition of Empi, Inc., and to the Compex merger as if they had occurred on January 1, 2004. The unaudited pro forma combined statement of operations for the year ended December 31, 2004 has been derived from Encore’s audited consolidated statement of operations, Empi’s historical financial statements and Compex’s historical financial statements.
      The accompanying unaudited pro forma combined statements of operations for the nine months ended October 1, 2005 give effect to the merger as if the merger had occurred on January 1, 2005. The unaudited pro forma combined statement of operations for the nine months ended October 1, 2005 has been derived from Encore’s unaudited consolidated statement of operations for the nine months ended October 1, 2005 and Compex’s historical financial statements.
      Due to differing fiscal year-ends between Encore, which has a December 31 year-end, and Compex, which has a June 30 year-end, calculations were necessary to conform Compex’s financial information to the time periods presented. Information to accomplish this was obtained from public filings made by Compex of quarterly and annual results from July 1, 2003 to September 30, 2005.
      The unaudited pro forma financial information gives effect to the acquisition using the purchase method of accounting. The pro forma adjustments described in these notes to the unaudited pro forma combined financial statements are based upon preliminary available information and upon certain assumptions made by management of Encore. Accordingly, the pro forma adjustments reflected in the unaudited pro forma combined financial statements are preliminary and subject to revision. Any such revision could be material.

2.	Preliminary Purchase Price
      The unaudited pro forma combined financial statements reflect an estimated total purchase price of approximately $98,799, consisting of the estimated fair value of Encore shares to be issued of $87,177, the estimated fair value of Encore stock options to be issued in exchange for Compex stock options outstanding of $8,997, and estimated direct acquisition costs of $2,625.
      The preliminary fair value of the Encore common stock to be issued of $87,177 was determined to be $4.93 per share based upon the average closing price of Encore’s common stock on the NASDAQ

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)
National Market for the period from two days before to two days after the announcement of the Compex acquisition.
      The final purchase price is dependent on the actual amount of Encore shares issued upon closing, the actual fair value of Encore options issued in exchange for Compex options outstanding, and the actual transaction costs incurred. The final purchase price will be determined after completion of the acquisition.

3.	Preliminary Purchase Price Allocation
      Under the purchase method of accounting, the total estimated purchase price will be allocated to the acquired tangible and identifiable intangible assets and the assumed liabilities of Compex based upon their estimated fair values as of the date of completion of the merger. The following represents the preliminary allocation of the aggregate purchase price as of October 1, 2005:

Current assets	$65,931
Tangible and other noncurrent assets	6,832
Liabilities assumed	(37,305)
Identifiable intangible assets	17,520
Goodwill	45,821

Total estimated purchase price	$98,799

      The carrying amounts of inventory and net tangible assets have been assumed to be equal to the fair value. A final determination of fair values may differ materially and will include management’s consideration of a final valuation prepared by independent valuation specialists. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma combined financial statements data.
      Additionally, for pro forma purposes, we have estimated that the acquired intangible assets, consisting of Compex’s patents, tradenames, other intellectual property, in-process research and development, customer relationships, and distribution networks will have an estimated fair value of $17,520. The identifiable intangible assets are expected to have a weighted-average useful life of nine years. The actual fair value of identifiable intangible assets, as well as their weighted-average useful life, may vary from the preliminary estimates.
      Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed.

4.	Pro Forma Adjustments
      The pro forma adjustments to the unaudited pro forma combined financial statements are as follows:

Pro Forma Balance Sheet as of October 1, 2005
      (a) The pro forma adjustment to goodwill reflects the elimination of Compex goodwill of $16,617 and the addition of $45,821 of goodwill associated with the Compex merger.
      (b) The pro forma adjustment to intangible assets reflects the elimination of existing Compex intangible assets of $1,552, the addition of $17,520 of identifiable intangible assets acquired in connection with the Compex merger and the immediate recognition $960 of in-process research and development as an expense.
      (c) The pro forma adjustment to other assets reflects $300 of estimated debt issuance costs related to the Compex merger.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)
      (d) The pro forma adjustment to debt was determined as follows:

Borrowings under revolving credit facility to be entered into in connection with the Compex merger	$15,309
Repayment of Compex U.S. debt	(12,384)

Adjustment to long-term debt	$2,925

      (e) The pro forma adjustment to deferred tax liability establishes the estimated tax liability of $6,541 related to the difference between book and tax basis associated with the $17,520 of estimated identifiable intangible assets to be acquired in the Compex acquisition.
      (f) The pro forma adjustments to stockholders’ equity were determined as follows:

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
	Stock	Capital	Earnings	Income

Issuance of 17,683 shares of Encore stock	$18	$87,160	$—	$—
Expensing of Compex in-process research and development	—	—	(960)	—
Issuance of 2,876 Encore stock options in exchange for Compex stock options	—	8,997	—	—
Elimination of Compex historical equity accounts	(1,263)	(34,084)	(23,882)	(940)

Total pro forma adjustments	$(1,245)	$62,073	$(24,842)	$(940)

Pro Forma Statement of Operations for the Year Ended December 31, 2004

Adjustments Related to Acquisition of Empi, Inc.
      (g) The pro forma adjustment to sales reflects the elimination of sales transactions between Encore and Empi.
      (h) The pro forma adjustment to cost of sales reflect the elimination of sales transactions between Encore and Empi and the additional expense associated with sale of inventory acquired in the Empi acquisition at the stepped-up fair value.
      (i) The pro forma adjustment to selling, general and administrative expense reflects the addition of nine months of amortization totaling $2,500 relating to amortizable intangible assets acquired in the Empi acquisition, the elimination of $88 of amortization of Empi intangible assets that were written off in connection with the Empi acquisition, and the addition of nine months of depreciation totaling $150 relating to the adjustment to reflect property and equipment acquired in the Empi acquisition at fair value.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)
      (j) The pro forma adjustment to interest expense was determined as follows:

Elimination of interest from Empi debt repaid in connection with the Empi acquisition	$(5,468)
Elimination of interest from Encore debt repaid in connection with the Empi acquisition	(290)
Estimated interest on new senior credit facility entered into in connection with the Empi acquisition	5,704
Interest on senior subordinated notes entered into in connection with the Empi acquisition	12,066
Amortization of debt discount associated with the debt issued in connection with the Empi acquisition	72
Amortization of debt issuance costs incurred associated with the debt issued in connection with the Empi acquisition	1,342

Total pro forma adjustment to interest expense	$13,426

      (k) The pro forma adjustment to provision for income taxes reflects the adjustment required to reflect combined income tax expense at Encore’s effective tax rate of 39%.
      (l) The pro forma adjustment to basic and diluted shares outstanding reflects the weighted average impact, for the first nine months of 2004, of the 8 million shares issued in connection with the Empi acquisition.

Adjustments Related to the Compex Merger
      (m) The pro forma adjustment to selling, general and administrative expense reflects the addition of one year of amortization totaling $1,840 relating to amortizable intangible assets acquired in the Compex merger and the elimination of $296 of amortization of Compex intangible assets that were written off.
      (n) The pro forma adjustment to interest expense was determined as follows:

Elimination of interest from Compex debt	$(344)
Estimated interest on new debt, assuming 7.5% interest	1,148
Amortization of debt issuance costs	44

Total pro forma adjustment to interest expense	$848

      For each 1/8% change in interest rate on the revolving credit facility, interest expense would change by approximately $19 for the twelve months ended December 31, 2004.
      (o) The pro forma adjustment to provision for income taxes reflects the adjustment required to reflect combined income tax expense at an estimated effective rate of 40%.
      (p) The pro forma adjustment to basic shares used in calculating earnings per share assumes the issuance of 17,683 shares of Encore common stock to the shareholders of Compex. The pro form a adjustment to diluted shares used in calculating earnings per share assumes the issuance of 17,683 shares of Encore common stock and 987 common stock equivalent shares associated with the issuance of 2,876 Encore stock options to the optionholders of Compex.

Pro Forma Statement of Operations for the Nine Months Ended October 1, 2005
      (q) The pro forma adjustment to selling, general and administrative expense reflects the addition of nine months of amortization totaling $1,380 relating to amortizable intangible assets acquired in the

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS — (Continued)
Compex merger and the elimination of $191 of amortization of Compex intangible assets that were written off. The pro forma adjustment also reflects the elimination of $363 of Compex stock based compensation expense for the period July 1, 2005 through September 30, 2005, due to the adoption and implementation of FAS 123(R) during that period by Compex. The expected implementation date for Encore is January 1, 2006
      (r) The pro forma adjustment to interest expense was determined as follows:

Elimination of interest from Compex debt	$(438)
Estimated interest on new debt, assuming 7.5% interest rate	861
Amortization of debt issuance costs	39

Total pro forma adjustment to interest expense	$462

      For each 1/8% change in interest rate on the revolving credit facility, interest expense would change by approximately $14 for the nine months ended October 1, 2005.
      (s) The pro forma adjustment to provision for income taxes reflects the adjustment required to reflect combined income tax expense at Encore’s effective tax rate of 40%.
      (t) The pro forma adjustment to basic shares used in calculating earnings per share assumes the issuance of 17,683 shares of Encore common stock to the shareholders of Compex. The pro forma adjustment to diluted shares used in calculating earnings per share assumes the issuance of 17,683 shares of Encore common and 987 common stock equivalent shares associated with the issuance of 2,876 Encore stock options to the optionholders of Compex.
USE OF PROCEEDS
      The net proceeds of the borrowings under the Encore revolving credit facility, 17.7 million shares of the common stock of Encore, options to purchase 2.9 million shares of Encore common stock to be exchanged for Compex stock options, and available cash will be used to acquire Compex and repay most of the indebtedness of Compex, including all indebtedness under Compex’s U.S. Bank credit agreement.

COMPARISON OF ENCORE AND COMPEX STOCKHOLDER RIGHTS
      The rights of Compex shareholders are governed by Compex’s amended and restated articles of incorporation, as amended, Compex’s restated bylaws, as amended, and the Minnesota Business Corporation Act, which we refer to as the MBCA. The rights of Encore’s stockholders are governed by Encore’s certificate of incorporation, as amended, Encore’s bylaws and the Delaware General Corporation Law, which we refer to as the DGCL. When the merger is complete, Compex’s shareholders will become stockholders of Encore. As a result, the rights and obligations of the former Compex shareholders will be governed by Encore’s certificate of incorporation and Encore’s bylaws, as well as be governed by the DGCL. There are some differences in Compex’s articles of incorporation and Compex’s bylaws as compared to Encore’s certificate of incorporation and Encore’s bylaws. We have summarized some of the differences below. However, this is only a summary of material provisions and does not purport to be a complete description of all similarities and differences. The following summary is qualified in its entirety by reference to Compex’s articles of incorporation and bylaws and Encore’s certificate of incorporation and bylaws. We further invite you to read the provisions of the MBCA and the DGCL.
Authorized Capital Stock
      Encore. The authorized capital stock of Encore consists of 100,000,000 shares of common stock, par value of $.001 per share and 1,000,000 authorized, unissued shares of preferred stock, par value of $.001 per share.
      Compex. The authorized capital stock of Compex consists of 30,000,000 shares of common stock, par value of $0.10 per share, and 5,000,000 shares of preferred stock, no par value.
Classification of the Board of Directors
      Encore. Under the DGCL, the certificate of incorporation, an initial by-law or a by-law adopted by the stockholders of a Delaware corporation may create a classified board with staggered terms. A maximum of three classes of directors is allowed with members of one class elected each year for a maximum term of three years. There is no statutory requirement as to the number of directors in each class or that the number in each class be equal. Encore’s certificate of incorporation provides for a classified board of directors divided into three classes as nearly equal in number as possible, with each class serving a term of three years.
      Compex. Although the MBCA also permits a classified board of directors, with the terms of any such classes to be provided for in the articles of incorporation and bylaws, Compex’s articles of incorporation do not provide for a classified board.
Voting and Preemptive Rights
      Although the statutory provisions under the MBCA and DGCL differ as to whether cumulative voting and preemptive rights apply if they are not specifically disclosed in a corporation’s charter documents, because both the certificate of incorporation of Encore and the articles of incorporation of Compex disclaim such rights, neither the stockholders of Encore nor the shareholders of Compex are entitled to cumulative voting or preemptive rights. Except with respect to special voting rights afforded to the Compex Series A Preferred Stock, if such stock were ever to be issued under the Compex rights plan, the holders of a share of both Compex capital stock and Encore capital stock are entitled to one vote on all matters submitted to shareholders or stockholders.
Removal of Directors
      Encore. Unless the certificate of incorporation provides otherwise, without a classified board, directors of a Delaware corporation may be removed with or without cause by the vote of a majority of the shares entitled to vote. Encore’s bylaws provide that any director, or the entire board of directors, may be removed, with or without cause, at a meeting of the stockholders called expressly for that purpose.

      Compex. Under the MBCA and Compex’s bylaws, any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors. A director named by the board of directors to fill a vacancy may be removed from office at any time, with or without cause, by the affirmative vote of the remaining directors if the shareholders have not elected directors in the interim between the time of the appointment to fill such vacancy and the time of the removal. In the event that the entire board or any one or more directors be so removed, new directors may be elected at the same meeting.
Indemnification of Officers and Directors
      Encore. The DGCL classifies indemnification as either mandatory indemnification or permissive indemnification. A Delaware corporation is required to indemnify an agent against expenses actually and reasonably incurred in an action that the agent successfully defended on the merits or otherwise.
      Under the DGCL, in non-derivative third-party proceedings, a corporation may indemnify any agent who is or is threatened to be made a party to the proceeding against expenses, judgments and settlements actually and reasonably incurred in connection with a civil proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in the best interests of and not opposed to the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, in actions brought on behalf of the corporation, any agent who is or is threatened to be made a party can be indemnified for expenses actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation; however, indemnification is not permitted with respect to any claims in which such person has been adjudged liable to the corporation unless the appropriate court determines such person is entitled to indemnity for expenses.
      Unless ordered by a court, the corporation must authorize permissive indemnification for existing directors or officers in each case by: (1) a majority vote of the disinterested directors even though less than a quorum; (2) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (3) independent legal counsel in a written opinion; or (4) the stockholders. The statutory rights regarding indemnification are non-exclusive; consequently, a corporation can indemnify a litigant in circumstances not defined by the DGCL under any by-law, agreement or otherwise.
      Under its certificate of incorporation, Encore is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, to the fullest extent permitted by law, by reason of the fact that he or she is or was a director, officer, employee or agent of Encore. Expenses (including attorneys fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification pursuant to its certificate of incorporation, will be paid by Encore in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Encore as authorized in its certificate of incorporation.
      Compex. Compex’s bylaws provide that officers and directors, but not other agents, will be indemnified to the fullest extent permissible under Minnesota law against all costs, charges, expenses, liabilities and losses reasonably incurred or suffered by such person in connection therewith. Under the MBCA, a corporation is required to indemnify officers or directors made or threatened to be made a party to a proceeding against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding, provided such person, with respect to the acts or omissions of the person complained of in the proceeding: (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; and (3) received no improper personal benefit and section 302A.255 of the MBCA, if applicable, has been satisfied. In the case of a criminal proceeding, indemnification is available only if the person had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions occurring in the official capacity, reasonably believed that the conduct was in the best interests of the corporation, or in the various cases of acts or omissions occurring in the official capacity reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person’s acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth above.
      If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (1) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth above have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (2) after a determination that the facts then known to those making the determination would not preclude indemnification. The written undertaking required is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.
Right to Call Special Meetings
      Encore. Under the DGCL, a special meeting of stockholders of a Delaware corporation may be called by the board of directors or any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. Encore’s bylaws state that a special meeting of the stockholders may be called at any time by the chief executive officer, by the president, by a resolution of the board of directors, or if requested in writing by the holders of not less than 30% of all the shares entitled to vote at the meeting.
      Compex. Under the MBCA and Compex’s bylaws special meetings of the shareholders may be held at any time and for any purpose and may be called by the chief executive officer, the chief financial officer, two or more directors, or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or affect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.
Action by Consent of Stockholders
      Encore. Under the DGCL, and under Encore’s charter documents, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders may be taken by the written consent of stockholders in lieu of a meeting. The written consent must set forth the action taken and be signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present and voted.
      Compex. Under the MBCA, and under Compex’s charter documents, an action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action.

Amendments to Certificate of Incorporation or Articles of Incorporation
      Encore. Under the DGCL, and as applicable to Encore, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation’s certificate of incorporation even if the certificate does not include such a right: (1) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate); (2) increasing or decreasing the par value of the shares of the class; or (3) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the DGCL, a corporation’s certificate of incorporation also may require, for action by the board or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the DGCL, and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote.
      Compex. Under the MBCA, and as applicable to Compex, a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution (i) approved by the affirmative vote of a majority of the directors present or (ii) proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. Minnesota law also entitles holders of shares of a class or series to vote as a class or series on any amendment which would: (1) change the number of authorized shares of such class or series; (2) effect an exchange, or create a right of exchange, of all or any part of the shares of another class or series for the shares of the class or series; (3) change or adversely affect the rights and preferences of such class or series; (4) create a new class or series of shares with rights and preferences prior and superior to such class or series, or increase the rights and preferences of any class or series with prior and superior rights and preferences to such class or series; (5) divide the shares of the class into series and determine the designation of each series and the variations in the relative rights and preferences between the shares of each series, or authorize the board to do so; (6) limit or deny any existing preemptive rights of the shares of the class or series; or (7) cancel or otherwise affect distributions on the shares of the class or series that have accrued but have not been declared.
Amendments to Bylaws
      Encore. Under the DGCL, bylaws of a corporation may be amended or repealed by stockholders, and, if provided for in the corporation’s certificate of incorporation, by the directors. Subject to repeal or change by action of the stockholders, Encore’s bylaws and its certificate of incorporation provide that Encore’s directors may amend, supplement, repeal or adopt new bylaws.
      Compex. Under the MBCA, and as provided in the bylaws of Compex, the power to adopt, amend or repeal the bylaws is vested in the board, subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose. After the adoption of initial bylaws, the Compex board may not, however, make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office, except that the board may adopt or amend a bylaw to increase the number of directors.
Mergers, Acquisitions and Certain Other Transactions
      Encore. Under the DGCL, and as applicable to Encore, a majority vote of the outstanding shares of the corporation entitled to vote is required to effectuate a merger. In addition, the vote of stockholders of the surviving corporation on a plan of merger is not required under certain circumstances.

      Compex. Under the MBCA, and as applicable to Compex, a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike Delaware law, Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation’s articles of incorporation, would entitle such a class to vote as a class.
Statutory Protection Against Takeovers
      Encore. The DGCL, as applicable to Encore, contains provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the DGCL, except under certain circumstances, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date that such stockholder became an interested stockholder. The DGCL defines interested stockholder generally as a person who owns 15% or more of the outstanding shares of such corporation’s voting stock.
      Compex. The Minnesota control share acquisition statute applicable to Compex requires disinterested shareholder approval as well as shareholder approval taking into account the shares held by the acquiring person for any acquisition of shares of an issuing public corporation which results in the acquiring person beneficially owning in excess of three thresholds — 20%, 33-1.3% and 50% — of the outstanding shares of the issuing public corporation. Acquiring persons who exceed one of these thresholds without shareholder approval lose their voting rights and are subject to redemption privileges of the corporation. In general, these shares regain their voting rights if the acquiring person discloses certain information to the corporation and voting rights are granted by the shareholders at a regular or special meeting. The control share acquisition act also establishes disclosure requirements to be met by acquiring persons. The control share acquisition statute applies to an “issuing public corporation,” which includes a publicly held corporation that has at least 50 shareholders.
      Furthermore, under the Minnesota Business Combinations Act as applicable to Compex an issuing public corporation may not engage in business combinations with any person that acquires beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became a 10% shareholder unless, prior to that share acquisition date, a committee of the corporation’s disinterested directors approves either the business combination or the acquisition of shares. In addition, Minnesota law includes three provisions relating to takeovers that are not contemplated by Delaware law. One provision prohibits a publicly held corporation from entering into or amending agreements that increase current or future compensation of any officer or director during any merger or request or invitation for tenders. A second provision prohibits a publicly held corporation from purchasing or agreeing to purchase any shares from a person who beneficially owns more than 5% of the voting power of the corporation at a purchase price that would exceed the market value of those shares if the shares had been beneficially owned by that person for less than two years. A purchase will not violate the statute, however, if it is approved at a meeting of the shareholders by a majority of the voting power of all shares entitled to vote or if the corporation’s offer is of at least equal value per share and is made to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. A third provision authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, among other things, to consider the interests of the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.
Appraisal Rights
      Encore. Under the DGCL, dissenters’ rights of appraisal are available to stockholders of a corporation only in connection with certain types of mergers or consolidations involving the corporation.

Appraisal rights are not available under the DGCL if the corporation’s stock is either: (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (2) held of record by more than 2,000 stockholders; except that appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than: (1) shares of the surviving corporation; (2) shares of another corporation that will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; or (3) cash in place of fractional shares. Additionally, the DGCL prohibits appraisal rights if the corporation is the surviving corporation and no vote of its stockholders is required for the merger.
      Compex. Under the MBCA as applicable to Compex, a shareholder of a Minnesota corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of: (1) an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder; (2) a sale or transfer of all or substantially all of the assets of the corporation; (3) a plan of merger to which the corporation is a party; (4) a plan of exchange of shares to which the corporation is a party; and (5) any other corporation action with respect to which the corporation’s articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares. Appraisal rights do not apply, however, to a shareholder of the surviving corporation in a merger if the shares of the shareholder are not entitled to be voted on the merger. In addition, appraisal rights are not available to holders of shares that are listed on the New York Stock Exchange or the American Stock Exchange or designated a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., when the shareholders receive shares of another corporation that are listed on the New York Stock Exchange or the American Stock Exchange or designated a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., unless the shareholders are required to accept anything other than shares, or cash in lieu of fractional shares, or any other proprietary interest of any other entity, for their shares.
Quorum
      Encore. The Encore bylaws provide that the holders of a majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of stockholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of that class or series constitutes a quorum for the transaction of business by that class or series. If a quorum is present at a properly held meeting of the stockholders, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the subject matter under consideration, constitutes the act of the stockholders. After a quorum has been established at a stockholders meeting, the subsequent withdrawal of stockholders or their proxies, reducing the number of shares represented and entitled to vote at the meeting below the number required for a quorum, does not affect the validity of any action taken at the meeting or any adjournment thereof.
      Compex. The Compex bylaws provide that the holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at any regular or special meeting. Under the MBCA, if a quorum is present, the affirmative vote of greater of (1) the majority of the voting power of the shares present and entitled to vote or (2) a majority of the number of shares that would constitute a quorum is required to transact business, except as otherwise required under the MBCA or the articles of incorporation.
Dividends
      Encore. Under the DGCL, and as applicable to Encore, the board of directors of a Delaware corporation to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.
      Compex. Under the MBCA, and as applicable to Compex, the board of directors may authorize a dividend or other distribution if it has determined that the corporation is able to pay its debts in the ordinary course of business after making the distribution. A distribution may be made to holders of a class or series of shares only if all amounts payable to holders of shares having a preference are paid (except for those having waived rights to payment) and if payment of such distribution does not reduce the net assets of the corporation below the aggregate preferential amount payable upon liquidation (unless the distribution is made to shareholders in the order of and to the extent of their respective priorities).
Rights Plans
      Compex. On February 5, 2003, the board of directors of Compex declared a dividend of one preferred share purchase right for each share of Compex common stock outstanding as of the close of business on the record date, February 28, 2003. The description and terms of the preferred share purchase rights are set forth in a rights agreement dated February 17, 2003, by and among Compex, its registrar and its transfer company. Upon the acquisition by an entity not otherwise exempted from the plan of 15% or more of Compex’s common stock, subject to certain exceptions, each holder of Compex common stock then outstanding that is entitled to a preferred share purchase right will be entitled to exercise the right, which will entitle the holder to purchase the number of shares of Compex’s Series A Preferred Stock having a market value of two times the then current purchase price of the preferred share purchase right. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Preferred purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock. Compex’s shareholder rights plan may make it more difficult, absent the approval of Compex’s board of directors, for a potential acquirer of Compex to obtain a majority of the outstanding shares of Compex common stock.
      Compex entered into an amendment to the rights agreements on November 11, 2005 pursuant to which the merger with Encore will not trigger exercise rights with respect to the Compex preferred share purchase rights unless the merger is not consummated by April 30, 2006.
      Encore. Encore is not a party to a rights agreement.
LEGAL MATTERS
      The validity of the Encore common stock to be issued in the merger will be passed upon for Encore by Winstead Sechrest & Minick P.C., Austin, Texas. Certain tax consequences of the merger will be passed on for Compex by Dorsey & Whitney LLP.
EXPERTS
      The consolidated financial statements of Encore Medical Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
      The audit report dated March 14, 2005, on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states that the scope of KPMG LLP’s audit of internal control over financial reporting excluded an evaluation of the internal control over financial reporting of Empi, Inc. and subsidiaries.
      The consolidated financial statements of Compex Technologies, Inc. at June 30, 2005 and 2004, and for each of the three years in the period ended June 30, 2005, included in the proxy statement of Encore

Medical Corporation, which is referred to and made a part of this joint proxy statement/ prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
HOUSEHOLDING OF PROXY MATERIALS
      Encore stockholders that share the same last name and household mailing address with multiple accounts will receive a single copy of stockholder documents (annual reports, proxy statements, prospectus, or other information) unless Encore is instructed otherwise. Each registered stockholder will continue to receive a separate proxy card. Additional copies of these stockholder documents will be delivered promptly upon written request to the Corporate Secretary at 9800 Metric Blvd., Austin, Texas 78758 or oral request by calling Harry L. Zimmerman at (512) 832-9500. You may also specify if you would like to receive individual copies of Encore’s stockholder documents in the future. If you are currently receiving multiple copies and wish to only receive one copy, you may also notify Encore at the address listed above.
WHERE YOU CAN FIND MORE INFORMATION
      Encore and Compex file annual, quarterly and current reports, information statements and other information with the SEC. You may read and copy any reports, statements or other information that Encore and Compex file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. Encore’s and Compex’s public filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.
      Encore has filed a registration statement on Form S-4 to register with the SEC the offering and sale of Encore common stock to be issued to holders of Compex stock pursuant to the merger. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all of the information that you can find in the registration statements or the exhibits to the registration statement.
      The SEC allows Encore to incorporate information into this joint proxy statement/ prospectus by reference, which means that Encore can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information contained directly in this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that Encore has previously filed with the SEC. These documents contain important information about Encore and its financial condition.
      The following documents listed below that Encore previously filed with the SEC are incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005;

•	Proxy Statement on Schedule 14A for the 2005 annual stockholder meeting, filed on April 14, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005, filed on November 9, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, filed on August 10, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005, filed on May 11, 2005;

•	Current Report on Form 8-K filed on December 19, 2005;

•	Current Report on Form 8-K filed on December 1, 2005;

•	Current Report on Form 8-K filed on November 15, 2005;

•	Current Report on Form 8-K filed on October 31, 2005;

•	Current Report on Form 8-K filed on August 9, 2005;

•	Current Report on Form 8-K filed on August 1, 2005;

•	Current Report on Form 8-K filed on June 1, 2005;

•	Current Report on Form 8-K filed on May 2, 2005; and

•	Registration Statement on Form S-4 filed on December 30, 2004.
      Encore hereby incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this joint proxy statement/ prospectus and prior to the later of the special meetings. These include, but are not limited to, periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as information statements.
      You may obtain documents incorporated by reference in this joint proxy statement/ prospectus upon request from the SEC at the SEC’s Internet website described above. Documents incorporated by reference by Encore are available from Encore without charge, excluding all exhibits, unless Encore has specifically incorporated by reference an Exhibit in this joint proxy statement/ prospectus. You may obtain documents incorporated by reference by Encore in this joint proxy statement/ prospectus by contacting us at the address and telephone number below:
Encore Medical Corporation
9800 Metric Blvd.
Austin, TX 78758
Telephone: (512) 832-9500
Facsimile: (512) 834-6300
Attention: General Counsel
      If you would like to request documents, please do so by February 10, 2006 in order to receive them before the stockholders’ meetings. If you request any incorporated documents from Encore, Encore will mail them to you by first class mail, or another equally prompt means, within one business day after Encore receives your request. You may also find additional information regarding Encore on its website at http://www.encoremed.com.
      Neither Encore nor Compex has authorized anyone to provide you with information that differs from that contained in this joint proxy statement/ prospectus. This joint proxy statement/ prospectus is dated January 19, 2006. You should not assume that the information contained in this joint proxy statement/ prospectus is accurate as of any date other than that date, and neither the mailing of this joint proxy statement/ prospectus to Encore stockholders and Compex shareholders nor the issuance of shares of Encore common stock in the merger shall create any implication to the contrary.

ANNEX A
AGREEMENT AND PLAN OF MERGER
among
COMPEX TECHNOLOGIES, INC.
ENCORE MEDICAL CORPORATION
and
ENCORE-SNOW ACQUISITION CORP.
Dated as of November 11, 2005

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 11, 2005, among COMPEX TECHNOLOGIES, INC., a Minnesota corporation (the “Company”), ENCORE MEDICAL CORPORATION, a Delaware corporation (“Parent”), and ENCORE-SNOW ACQUISITION CORP., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).
RECITALS
      WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved this Agreement;
      WHEREAS, as a result of the Merger, each share of common stock, $.10 par value, of the Company (the “Company Common Stock”) that is issued and outstanding (a “Share” and collectively, the “Shares”), will be converted into the right to receive common stock, $.001 par value, of Parent (“Parent Common Stock”), as set forth herein;
      WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meanings of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations; and
      WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
The Merger; Closing; Effective Time
      1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Minnesota Business Corporation Act (the “MBCA”) and the Delaware General Corporation Law (“DGCL”).
      1.2.     Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Jackson Walker L.L.P., 100 Congress Avenue, Suite 1100, Austin, Texas at 9:00 A.M. on the first Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as the Company and Parent may agree in writing (the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Central Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of Minneapolis.
      1.3.     Effective Time. As soon as practicable following the Closing, the Company and Parent will cause (i) the Articles of Merger (the “Minnesota Articles of Merger”) to be executed and filed with the

Secretary of State of Minnesota as provided in the MBCA and (ii) the Certificate of Merger, effective as of the Closing Date, to be executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time when the Minnesota Articles of Merger has been filed with the Secretary of State of Minnesota or at such later date or later time specified in the Minnesota Articles of Merger (the “Effective Time”).
ARTICLE II
Articles of Incorporation and By-Laws
of the Surviving Corporation
      2.1.     The Articles of Incorporation. The articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation (the “Articles”), until duly amended as provided therein or by applicable laws, except that Article III of the Articles shall be amended to read in its entirety as follows: “The aggregate number of shares that the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $1.00 per share.”
      2.2.     The By-Laws. The parties hereto shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable law.
ARTICLE III
Officers and Directors
of the Surviving Corporation
      3.1.     Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.
      3.2.     Officers. The parties hereto shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.
ARTICLE IV
Effect of the Merger on Capital Stock;
Exchange of Certificates
      4.1.     Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent or any direct or indirect Subsidiary (as defined in Section 5.1(a)) of Parent, and (ii) Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company (the “Excluded Shares”)) shall be converted into the right to receive 1.40056 shares (the number of shares of Parent Common Stock to be delivered for each Share being hereafter referred to as the “Exchange Ratio”) of Parent Common Stock (such shares of Parent Common Stock together with any cash in lieu of fractional shares as contemplated by Section 4.2(e) and dividends or distributions to which such holder is entitled pursuant to Section 4.2(c) being hereinafter referred to as the “Merger Consideration”); provided, however, that (x) if the Exchange Ratio multiplied by the average last sale price of the Parent Common Stock (the “Parent Average Price”) as quoted on the Nasdaq National Market (the “Nasdaq”) during the 30 calendar days ending one trading day before the date of the Shareholder Meeting (the

“Measurement Period”) is less than $6.50, the Exchange Ratio shall be adjusted so that the Exchange Ratio multiplied by the Parent Average Price is equal to $6.50, (y) if the Parent Average Price is less than $4.35 (the “Minimum Price”), the Exchange Ratio shall be equal to $6.50 divided by the Minimum Price, and (z) if the Exchange Ratio multiplied by the Parent Average Price is more than $8.50 per Share, the Exchange Ratio shall be adjusted so that the Exchange Ratio multiplied by the Parent Average Price is equal to $8.50, and in each such case, such adjusted Exchange Ratio shall be the Exchange Ratio for all purposes of this Agreement.

(b) Further Adjustments to Exchange Ratio. The Exchange Ratio set forth in Section 4.1(a) shall be further adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock or Parent Common Stock occurring after the date of this Agreement and prior to the Effective Time.

(c) Cancellation of Shares. All of the Shares (including the Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and to vote as set forth in Section 4.2(e). Each Certificate representing Excluded Shares shall be cancelled without payment of any consideration (including any Merger Consideration) therefor.

(d) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation.

(e) Rights of Holders of Shares. On and after the Effective Time and until surrendered for exchange, each Certificate (other than Certificates representing Excluded Shares) shall be deemed for all purposes to evidence ownership of and to represent the right to receive the Merger Consideration. The record holder of such outstanding certificate shall, after the Effective Time, be entitled to vote the shares of Parent Common Stock into which such Shares shall have been converted on any matters on which the holders of record of Parent Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such certificates, Parent may rely conclusively upon the record of shareholders maintained by the Company containing the names and addresses of the holders of record of Shares at the Effective Time.

      4.2.     Exchange of Certificates.
      (a) Exchange Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with Wells Fargo Bank, N.A. or other mutually acceptable third party as exchange agent (the “Exchange Agent”), for the benefit of the holders of Shares, certificates representing the Parent Common Stock portion of the Merger Consideration for all Shares (such certificates, together with any cash in lieu of fractional Shares as contemplated by Section 4.2(e) and any dividends or distributions as contemplated by Section 4.2(c), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall hold the Exchange Fund for the benefit of holders of Shares. The Exchange Agent shall distribute the Exchange Fund pursuant to Section 4.1 in exchange for outstanding Shares (other than Excluded Shares). The Exchange Fund shall not be used for any other purpose. Parent shall make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 4.2(e).
      (b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereof), the Parent shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(g)) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) which such holder has the right to receive pursuant to the provisions of this Article IV (after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 4.2(e), and any dividends or other distributions to which such holder is entitled pursuant to Section 4.2(c). No interest will be paid or will accrue on any cash payable pursuant to Section 4.2(c) or 4.2(e). The Exchange Agent shall forthwith cancel the Certificates so surrendered. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and a check for any factional shares to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.
      (c) Distributions with Respect to Unexchanged Shares. Parent will pay no dividends and make no other distributions with respect to Parent Common Stock with a record date after the Effective Time to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and Parent will make no cash payment in lieu of fractional shares to any such holder pursuant to Section 4.2(e), until the holder of record of such Certificate surrenders such Certificate. Following surrender of any such Certificate, the Exchange Agent, on behalf of Parent, shall pay to the record holder of the Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 4.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.
      (d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the Merger Consideration to which the holder thereof is entitled pursuant to this Article IV.
      (e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged for shares of Parent Common Stock pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the closing price of Parent Common Stock on the Closing Date.
      (f) Termination of Exchange Fund. The Exchange Agent shall deliver any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for one year after the Effective Time to Parent, upon demand. Any holders of the Certificates who have not theretofore complied with this

Article IV shall thereafter look only to Parent for receipt of the Merger Consideration in respect thereof, and Parent shall promptly fulfill the obligations of the Exchange Agent with respect to delivery of the Merger Consideration.
      (g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind (collectively, “Person”) claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration in respect thereof.
      4.3.     Treatment of Stock Options.
      (a) Outstanding Company Options. Each option to purchase Shares (a “Company Option”) outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.
      (b) Assumption of Company Options. At the Effective Time, Parent shall assume each Company Option by virtue of the Merger and without any further action on the part of the Company or the holders thereof. Parent shall assume each such Company Option in such manner that the requirements of Treasury Regulation §1.424-1 would be met with respect to the assumption of the Company Option pursuant to the Merger, regardless of whether the Company Option is a statutory option.
      (c) Terms of Assumed Company Options. From and after the Effective Time, all references to the Company in the Company Options and the related stock option agreements shall be deemed to refer to Parent. After the Effective Time, each Company Option assumed by Parent shall be exercisable upon the same terms and conditions as were in effect under the Company Options and the related option agreements immediately prior to the Effective Time, except that (i) each Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of Company Common Stock subject to such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded up to the nearest full cent).
      (d) Notices to Option Holders. As soon as practicable after the Effective Time, Parent shall deliver to each holder of a Company Option, an appropriate notice setting forth such holder’s rights pursuant thereto. Parent shall notify such holders that the Company Option shall continue in effect on the same terms and conditions (including anti-dilution provisions, and subject to the adjustments required by this Section 4.3 after giving effect to the Merger). Parent shall comply with the terms of each Company Option. Parent shall use reasonable efforts to ensure that each Company Option, to the extent it qualifies for special tax treatment prior to the Effective Time (including, without limitation, Section 422 of the Code), shall continue so to qualify after the Effective Time. To the extent that a Company Option qualifies immediately prior to the Effective Time as an “incentive stock option” within the meaning of Section 422 of the Code, the option exercise price, the number of shares of Parent Common Stock purchasable pursuant to the assumed Company Option and the terms and conditions of exercise of the assumed Company Option shall be determined in order to comply with Section 424(a) of the Code. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 4.3. After the Effective Time (but in no event later than 15 days after the Effective Time), Parent shall file a Registration Statement on Form S-8 with respect to the shares of Parent Common Stock subject to Company Options, and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such options remain outstanding.
ARTICLE V
Representations and Warranties
      5.1.     Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws (as defined in Section 5.1(i)) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to date, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Material Adverse Effect” with respect to any Person means a material adverse effect on the financial condition, properties, or results of operations of the Person and its Subsidiaries taken as a whole other than any effect caused by or resulting from:

(A) changes in the economy or financial markets generally in the United States or in other countries in which the Person and its Subsidiaries conduct material operations;

(B) changes that are the direct result of acts of war, terrorism or natural disasters in the United States or in other countries in which the Person and its Subsidiaries conduct material operations;

(C) changes in United States generally accepted accounting principles (“GAAP”) after the date hereof;

(D) any loss of, or adverse change in, the relationship of the Person with its customers, employees or suppliers caused by the announcement, pendency or closing of the transactions contemplated by this Agreement; or

(E) any failure of the Person to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing;
provided, however, that with respect to clauses (A), (B) and (C), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) the Person and its Subsidiaries or (ii) disproportionately adversely affect the Person and its Subsidiaries compared to other companies engaged in similar businesses.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, of which 12,625,693 shares were issued and outstanding as of the close of business on November 1, 2005, and 5,000,000 shares of preferred stock, no par value per share, of which 300,000 shares have been designated Series A Preferred Stock and no shares of which are issued and outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws. Other than 1,415,728 shares of Company Common Stock reserved for issuance under the Company’s 1993 Employee Stock Purchase Plan, 1988 Stock Option Plan and 1998 Stock Incentive Plan (the “Company Stock Plans”), and 650,000 shares of Company Common Stock reserved for issuance upon exercise of options granted to executives upon commencement of their employment, the Company has no shares of Company Common Stock reserved for issuance. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list of options and restricted stock, under the Company Stock Plans, including the holder, date of grant, term, number of shares and exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, were issued in compliance with all applicable Laws and, except for director qualifying shares in jurisdictions in which such shares are required, owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above and except for the rights (the “Rights”) that have been issued pursuant to the Rights Agreement, dated as of February 18, 2003, between the Company and Registrar and Transfer Company (the “Rights Agreement”), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Schedule sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’

meeting duly called and held for such purpose (the “Company Requisite Vote”). The Company Requisite Vote is the only vote of the holders of capital stock of the Company necessary, under applicable Law or otherwise, to approve the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinion of its financial advisor, Greene Holcomb & Fisher LLC, to the effect that the Merger Consideration is fair from a financial point of view to the holders (other than Parent and its Subsidiaries) of Shares.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices pursuant to Section 1.3, Section 6.4 and Section 6.5, and under the HSR Act (the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, contractor, regulatory body, or other entity and any court, arbitrator, or other tribunal), including, but not limited to, the National Supplier Clearinghouse, the Durable Medical Equipment Regional Carriers, and any Medicare Program Safeguards contractor (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company, (B) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any material Contract binding upon the Company or any of its Subsidiaries except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of material Contracts (as defined in Section 5.1(j)(ii), each a “Material Contract”)) pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(e) Company Reports; Financial Statements; Minute Books.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (“SEC”) pursuant to the Exchange Act since June 30, 2002 (the “Company Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Company Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent all SEC comment letters received by the Company, and the Company’s responses thereto, since June 30, 2002.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company since July 30, 2002. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the Company Reports is recorded and reported within the time frames required by SEC rules and is accumulated and communicated to the individuals responsible for the preparation of the Company Reports to allow timely decisions regarding required disclosures. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The

Company has disclosed, based on an evaluation of its chief executive officer and its chief financial officer as of the end of the most recent fiscal period covered by a periodic report filed with the SEC under the Exchange Act, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) any written communication relating to such disclosure made by management to the Company’s auditors and audit committee since the Company Applicable Date and (ii) any material written communication since the Company Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Company Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since the Company Applicable Date through any whistleblower hot-line or equivalent system maintained by the Company for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rule s adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. All inventory (including consignment inventory) reflected on the consolidated balance sheets included in or incorporated by reference into the Company Reports is reflected at an amount not in excess of the lower of cost or market. Except as set forth in the financial statements (including any notes thereto) contained in the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC or as otherwise reflected in the Company Disclosure Letter, the Company and its Subsidiaries have no material liabilities or obligations, whether or not accrued, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to September 30, 2005 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, in both cases, individually and in the aggregate is not reasonably likely to result in a Material Adverse Effect.

(v) The minute books of the Company and its Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, the shareholders, the boards of directors and committees of the boards of directors of the Company and its Subsidiaries prior to June 30, 2005, and no meeting of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

(vi) The Company is not a party to, nor does it have any obligation or commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Reports.

(f) Absence of Certain Changes. Since September 30, 2005, and on or prior to the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) to the knowledge of the officers of the Company, any change in the financial condition, properties, or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to September 30, 2005) which, individually or in the aggregate, would have a Material Adverse Effect;

(ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance, that would have a Material Adverse Effect;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries (except any redemption in accordance with the exercise of a stock option by tender of such capital stock in payment of the exercise price);

(iv) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(v) (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, pension, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws and except for offers of employment in the ordinary course of business consistent with past practice; or

(vi) any agreement to do any of the foregoing.

(g) Litigation and Claims. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the knowledge of the officers of the Company, threatened against the Company or any of its Subsidiaries which, if determined adversely, could reasonably be expected to have a Material Adverse Effect on the Company. Except with respect to the Corporate Integrity Agreement, dated January 19, 2001, between the Company and the Office of Inspector General of the Department of Health and Human Services and the related documentation (the “CIA”), neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity. The Company is in full compliance with the CIA. To the knowledge of the officers of the Company, and except for regular audit of welfare reimbursement submissions, neither the Company nor its Subsidiaries are currently the subject of any investigation, inquiry or proceeding by any Governmental Entity (or any Governmental Entity’s designated agent or agents), and except for such regular audits of submissions and other regular regulatory audits and reviews of the Company under Food and Drug Administration and other regulatory agencies in the ordinary course, the Company does not know of any grounds for any investigation, inquiry or proceeding by any Governmental Entity, and except as related to the CIA, no notice of any exclusion, sanction, or violation, asserted deficiency, or other irregularity has been received by Company, any of its Subsidiaries or any of their officers or managing employees from any Governmental Entity (or any Governmental Entity’s designated agent or agents) that would directly or indirectly, or with the passage of time, have a Material Adverse Effect.

(h) Employee Benefits.

(i) All employee benefit plans covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation (including nonqualified deferred compensation within the meaning of Section 409A of the Code), severance, stock option, stock purchase, stock appreciation rights, or stock based, incentive and bonus plans (such ERISA plans and other deferred compensation, severance or stock based plans being hereafter referred to as the “Company Benefit Plans”) are listed on Schedule 5.1(h), and each Benefit Plan which has received a current favorable opinion letter or determination from the Internal Revenue Service, including any master or prototype plan, has been separately identified. True and complete copies of all Company Benefit Plans listed on Schedule 5.1(h), including, but not limited to, any IRS determination or opinion letters, trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been made available to Parent.

(ii) All (x) non U.S. Company Benefit Plans are in substantial compliance with applicable Laws, and (y) all Company Benefit Plans, other than non U.S. Company Benefit Plans, (collectively, “U.S. Company Benefit Plans”), are in substantial compliance with ERISA, the Code and other applicable Laws; provided, however, that with respect to both non U.S. Company Benefit Plans and U.S. Company Benefit Plans, no failure to comply with ERISA, the Code or other applicable Laws could result in the imposition of any material liability against the Company or any Subsidiary. Each U.S. Company Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has been timely amended within the applicable remedial amendment period under Section 401(b) of the Code to maintain the tax-qualified status of each such plan, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA.

(iii) Neither the Company nor any of its Subsidiaries have ever sponsored, maintained or contributed to, or incurred an obligation to contribute to a Pension Plan that is (x) subject to

Title IV of ERISA or (y) a “multi-employer plan” within the meaning of Section 3(37) of ERISA. All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither the Company nor any of its Subsidiaries has any unfunded liability, determined on an accumulated benefits obligation basis, for accrued pension benefits of employees outside the United States related to periods of employment prior to the Closing Date, which are not otherwise reflected on the consolidated balance sheets and the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows for the period ended September 30, 2005.

(iv) As of the date hereof, there is no material pending or, to the knowledge of the officers of the Company threatened, litigation relating to the Company Benefit Plans or any audit or investigation of the Company Benefit Plans by and Governmental Entity. Neither the Company nor any of its Subsidiaries has any obligations for post-termination health and life benefits under any ERISA Plan, other than in accordance with Section 4980B of the Code. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(v) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, shareholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans or (z) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(i) Compliance with Healthcare and Other Laws; Licenses. The businesses of each of the Company and its Subsidiaries (collectively referred to as the Company for purposes of this Section 5.1(i)) have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, opinion, regulation, standard, judgment, order, writ, injunction, decree, agency requirement, arbitration award, license, authorization or permit of any Governmental Entity (collectively, “Laws”), except for such violations that would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the knowledge of the officers of the Company, no investigation or review by any Governmental Entity with respect to the Company is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of the officers of the Company, no material change is required in the Company’s processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. The Company and has obtained all, and the businesses of the Company have not been, and are not being, conducted in violation of or inconsistent with any, permits, licenses, certifications, approvals, registrations, consents, authorizations, accreditations, franchises, variances, waivers, exemptions and orders required, issued or granted by a Governmental Entity (“Licenses”) as necessary for the Company to conduct its business as presently conducted, all of which are valid and in full force and effect, except where the failure to obtain or be in compliance with such Licenses would not have a Material Adverse Effect. No notices have been received by the Company, any of its Subsidiaries or its officers or managing employees with respect to any threatened, pending or possible termination, revocation, suspension or limitation of any such License, where such revocation would have a Material Adverse Effect. To the knowledge of the officers of the Company, the businesses of the Company have not been, and are not being, conducted in violation of or inconsistent with such Licenses and no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any such License, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any such License except to the extent such revocation, withdrawal, suspension, cancellation, termination or modification would not have a Material Adverse Effect. As of the date of this Agreement, Section 5.1(i) of the Company Disclosure Letter contains a list of all material Licenses of the Company and its Subsidiaries. All applications required to have been filed for the renewal of any License of the Company or its Subsidiaries have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to such Governmental Entity have been duly made on a timely basis, except where the failure to file on a timely basis would not have a Material Adverse Effect. Except as described in Schedule 5.1(i) of the Company Disclosure Letter, and except as would both not have a Material Adverse Effect and not result in criminal penalties, neither the Company, nor any of its Subsidiaries, officers, directors, or managing employees, has engaged in any activity involving a material violation of applicable Law of any Governmental Entity having jurisdiction over the Company and its operations, including, without limitation, insurance Laws, the Department of Health and Human Services, the Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration), state licensure authorities, and state Medicaid programs or civil fraud law or authority, including the federal Medicare and Medicaid Statutes, (including 42 U.S.C. §§ 1395, 1320a-7, 1320a-7(a) and 1320a-7(b)), or the regulations promulgated pursuant to such Laws.

(j) Material Contracts and Government Contracts.

(i) As of the date of this Agreement, except as set forth in Section 5.1(j)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A) any lease, rental or occupancy agreement, license, installment or conditional sale agreement or other Contract affecting real or personal property providing for annual payments of $150,000 or more;

(B) any Contract not terminable without penalty on 60 days notice that requires either (x) annual payments to or from the Company and its Subsidiaries of more than $150,000 or (y) aggregate payments to or from the Company and its Subsidiaries of more than $250,000;

(C) other than with respect to any partnership that is wholly-owned by the Company or any wholly-owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 15% voting or economic interest, or any interest valued at more than $50,000 without regard to percentage voting or economic interest;

(D) any Contract (other than among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000;

(E) any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, which has not been filed as required;

(F) any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (II) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, or (III) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries;

(G) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(H) any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares;

(I) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000; and

(J) Each license agreement with respect to license to the Company of Intellectual Property (as defined in Section 5.1(p)) providing for the payment of royalties in any year in excess of $50,000 (excluding licenses by the Company or any of its Subsidiaries of any “off the shelf” software products).

(ii) A copy of each Contract required to be described in Section 5.1(j)(i) of the Company Disclosure Letter has been made available to Parent. Except to the extent it would not have a Material Adverse Effect, each such Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries is in default or breach in any respect under the terms of such Contract and to the knowledge of the officers of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a default or a breach by any of the Company or its Subsidiaries or permit termination, modification or acceleration by the other party thereunder.

(iii) With respect to each Government Contract to which the Company or any Subsidiary is a party:

(A) Except as would not have a Material Adverse Effect, (x) the representations and certifications executed or acknowledged in material Governmental Contracts were complete and correct as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with such representations and certifications: (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract that has not been resolved prior to the date hereof or that remains pending; and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B) Except as would not have a Material Adverse Effect, (x) to the knowledge of the officers of the Company, neither the Company nor any of its Subsidiaries is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) except in the ordinary course of business, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government or any agency thereof with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (z) neither the Company nor any of its Subsidiaries nor, to the knowledge of the officers of the Company, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

      As used herein, “Government Contract” means any contract the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

(k) Real Property.

(i) Except in any such case as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to the real property owned by the Company or its Subsidiaries, (A) the Company or one of its Subsidiaries, as applicable, has good and marketable title to such real property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase such real property, or any portion thereof or interest therein.

(ii) With respect to the real property leased or subleased to the Company or its Subsidiaries, the lease or sublease for such property is valid and neither the Company nor any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by the lessor thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) Except as set forth on Schedule 5.1(k)(iii) of the Company Disclosure Letter, to the knowledge of the officers of the Company, the buildings, plants and structures owned by the Company or any of its Subsidiaries are each in good operating condition and repair (normal wear and tear excepted).

(iv) Section 5.1(k)(iv) of the Company Disclosure Letter contains a true and complete list of all real property owned by the Company or its Subsidiaries. Section 5.1(k)(iv) of the Company Disclosure Letter sets forth a correct street address and such other information as is reasonably necessary to identify each parcel of such owned real property.

(v) For purposes of this Section 5.1(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (a) specified encumbrances described in Section 5.1(k)(iv) of the Company Disclosure Letter; (b) encumbrances for current Taxes or other governmental charges not yet due and payable; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; (d) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of real property owned by the Company or its Subsidiaries to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, (e) easements, rights of way or other similar matters or restrictions or exclusions which is shown by a current title report or other similar report; and (f) any condition or other matter, if any, that is shown or disclosed by a current and accurate survey or physical inspection.

(l) Takeover Statutes. No anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except to the extent failure to comply, or the existence of a Hazardous Substance, would not have a Material Adverse Effect, and except as described in Schedule 5.1(m) of the Company Disclosure Letter; (i) the Company, its Subsidiaries and, to the knowledge of the officers of the Company, any other Person for whose conduct the Company or any of its Subsidiaries is legally responsible, have complied with, and have not been and are not in violation of or liable under, all applicable Environmental Laws; (ii) to the knowledge of the officers of the Company, no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) to the knowledge of the officers of the Company, no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) to the knowledge of the officers of the Company, neither the Company nor any of its Subsidiaries nor, to the knowledge of the officers of the Company, any other Person for whose conduct the Company or any of its Subsidiaries is legally responsible, is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries nor, to the knowledge of the officers of the Company, any other Person for whose conduct the Company or any of its Subsidiaries is legally responsible, has been associated with any release or threat of release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) to the knowledge of the officers of the Company, there are no other circumstances or conditions involving the Company nor any of its Subsidiaries or any other Person for whose conduct the Company or any of its Subsidiaries is legally responsible that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) the Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.
      As used herein, the term “Environmental Law” means any Law, currently in existence or created or amended after the date hereof, relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
      As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Government Entity in connection with any Environmental Law.

(n) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes (as defined below) that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold and pay from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date hereof, there are not pending or, to the knowledge of the officers of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the officers of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that would, individually or in the aggregate, have a Material Adverse Effect. The Company has made available to the Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended June 30, 2004, 2003, 2002, and 2001. No Tax is required to be withheld pursuant to Section 1445 of the Internal Revenue Code as a result of the Merger. Neither the Company nor any of its Subsidiaries has participated in any reportable transactions within the meaning of Treasury Regulations Section 1.6011-4. Neither the Company nor any of its Subsidiaries or affiliates have been members of another consolidated group of companies for tax purposes. None of the Company or its Subsidiaries is a party to (i) any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Entity or (ii) any tax indemnity obligation in favor of any third party. Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code) or (ii) any amount for which a deduction would be disallowed or deferred under Section 162 or Section 404 of the Code. Except for shares of restricted stock granted to officers and employees, none of the shares of outstanding capital stock of the Company or any Subsidiary is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

      As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

(o) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the officers of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. The Company and its Subsidiaries have complied in all material respects with the reporting requirements of the Labor Management Reporting and Disclosure Act.

(p) Intellectual Property. The Company and its Subsidiaries have good title to or other sufficient rights to use pursuant to license, sublicense or other agreement all Intellectual Property used in its business as presently conducted, all of which rights shall survive unchanged the consummation of the Merger. The Intellectual Property owned by the Company or its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use thereof or its/their rights thereto. Section 5.1(p) of the Company Disclosure Letter contains a list of all registered Intellectual Property owned by the Company or its Subsidiaries. To the knowledge of the officers of the Company, the Company and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement and no assertions of infringement or, to the knowledge of the officers of the Company, violations of third party Intellectual Property rights occurred during this period or are threatened. The Company and its Subsidiaries have not granted any licenses or other rights to third parties to use their Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms. The Company and its Subsidiaries have not obtained any material rights to use third party Intellectual Property pursuant to sublicenses or pursuant to cross-licenses, settlement agreements or other royalty free agreements. The Company and its Subsidiaries have not used any Open Source Software and have not made available any software to their customers under Open License Terms. “Open Source Software” means any software that is licensed under Open License Terms. “Open License Terms” means terms in any license that require as a condition of use, modification and/or distribution of a work (1) the making available of source code or other materials preferred for modification, or (2) the granting of permission for creating derivative works, or (3) the reproduction of certain notices or license terms in derivative works or accompanying documentation or (4) the granting of a royalty-free license to any party under Intellectual Property rights regarding the work and/or any work that contains, is combined with, requires or otherwise is based on the work. Except as would not have a Material Adverse Effect, the IT Assets operate and perform in all respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business, and the Company has implemented reasonable backup and disaster recover technology consistent with industry practices.

      For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, utility models, registrations, invention disclosures and applications therefore, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) industrial design rights/ design patents and all registrations and applications therefore; (iv) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (v) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (vi) all other intellectual property or industrial property or proprietary rights.

“IT Assets” means the Company’s and the Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(q) Insurance. Section 5.1(q) of the Company Disclosure Letter contains a list of all material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries. Such Insurance Policies are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not have a Material Adverse Effect. Each such Insurance Policy is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, would not to have a Material Adverse Effect.

(r) Rights Agreement. The board of directors of the Company has taken all necessary action to render the Rights Agreement inapplicable to the Merger and the other transactions contemplated hereby, without payment of any consideration in respect thereof.

(s) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Greene Holcomb & Fisher LLC as its financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which Greene Holcomb & Fisher LLC is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(t) Certain Payments. To the knowledge of the officers of the Company, neither the Company nor any of its Subsidiaries has, directly or through any director, officer, agent or employee of the Company or any of its Subsidiaries, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or (b) established or maintained any fund or asset intended for payments in violation of the FCPA that has not been recorded in the books and records of the Company or any Subsidiary.

(u) Certain Relationships and Transactions. No Person has engaged in any transaction required to be disclosed in a Company Report under Item 404 of Regulation S-K under the Exchange Act that has not been disclosed as required thereby.

(v) Information supplied. None of the information supplied or to be supplied by or on behalf of the Company (i) for inclusion or incorporation by reference in the Form S-4 (as defined in Section 6.4), at the time the Form S-4 is filed with the SEC or at the time it becomes effective under the Securities Act, or (ii) for inclusion or incorporation by reference in the Joint Proxy Statement (as defined in Section 6.4), at the time the Joint Proxy Statement is mailed to the shareholders of the Company, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which there are made, not misleading.
      5.2.     Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Company by the Parent prior to entering into this Agreement (the “Parent Disclosure Letter”), the Parent hereby represents and warrants to Company and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Parent and its Subsidiaries is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect. The Parent has made available to the Company complete and correct copies of the Parent’s certificate of incorporation and bylaws, each as amended to date, and each as so delivered is in full force and effect. Section 5.2(a) of the Parent Disclosure Letter contains a correct and complete list of each jurisdiction where the Parent and its Subsidiaries are organized.

(b) Capital Structure.

(i) The authorized capital stock of the Parent consists of 100,000,000 shares of Parent Common Stock, of which 51,836,000 shares were outstanding as of the close of business on November 1, 2005, and 1,000,000 shares of preferred stock, $.001 par value per share, of which

255,000 shares have been designated Series A Preferred Stock and no shares of which are issued and outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than 7,454,000 shares reserved for issuance under the Parent’s 1996 Incentive Stock Plan, 1997 Distributor Advisory Panel Stock Option Plan, 1997 Surgeon Advisory Panel Stock Option Plan, 2000 Non-Employee Director Stock Option Plan, 2004 Empi Stock Option Plan (the “Parent Stock Plans”), the Parent has no shares of Parent Common Stock reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of the Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for director qualifying shares in jurisdictions in which such shares are required, owned by the Parent or by a direct or indirect wholly-owned Subsidiary of the Parent, free and clear of any Lien. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Parent to issue or sell any shares of capital stock or other securities of the Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares in accordance with the terms of the Stock Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Parent on any matter.

(ii) Section 5.2(b)(ii) of the Parent Disclosure Letter sets forth (x) each of the Parent’s Subsidiaries and the ownership interest of the Parent in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded Parent held for investment by the Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Parent. The Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Company under the HSR Act.

(c) Corporate Authority; Approval and Fairness.

(i) The Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to approval of the issuance of the shares of Parent Common Stock by a majority of the stockholders of the Parent present, or represented by proxy, at a stockholders’ meeting duly called and held for such purpose (the “Parent Requisite Vote”). This Agreement has been duly executed and delivered by the Parent and constitutes a valid and binding agreement of the Parent enforceable against the Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of the Parent has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Parent and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend to the holders of the Parent Common Stock adoption of this Agreement and approval of the issuance of the Merger Consideration (the “Parent Recommendation”), (B) directed that this Agreement be submitted to the holders of shares of Parent Company Stock for their adoption and (C) received the opinion of its financial advisor, First Albany Capital Inc., to the effect that the Merger Consideration is fair from a financial point of view to the holders (other than Company and its Subsidiaries) of shares of Parent Common Stock.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices pursuant to Section 1.3 and Section 6.4 and 6.5, and under the HSR Act (the “Parent Approvals”), no notices, reports or other filings are required to be made by the Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Parent from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Parent and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Parent do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Parent, (B) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under any Contract binding upon the Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(d)(i), any Law to which the Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any material Contract binding upon the Parent or any of its Subsidiaries except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Section 5.2(d)(ii) of the Parent Disclosure Letter sets forth a correct and complete list of material Contracts pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(e) Parent Reports; Financial Statements.

(i) The Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act since December 31, 2001 (the “Parent Applicable Date”)(the forms, statements, reports and documents filed or furnished since the Parent Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Parent has made available to the Company all SEC comment letters received by the Parent, and the Parent’s responses thereto, since December 31, 2001.

(ii) The Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Parent nor any of its Affiliates has made, arranged or modified

(in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Parent since July 30, 2002.

(iii) The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Parent in the Parent Reports is recorded and reported within the time frames required by SEC rules and is accumulated and communicated to the individuals responsible for the preparation of the Parent Reports to allow timely decisions regarding required disclosures. The Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Parent are being made only in accordance with authorizations of management and directors of the Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Parent’s assets that could have a material effect on its financial statements. The Parent has disclosed, based on an evaluation of its chief executive officer and its chief financial officer as of the end of the most recent fiscal period covered by a periodic report filed with the SEC under the Exchange Act, to the Parent’s auditors and the audit committee of the Parent’s board of directors (A) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect the Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting. The Parent has made available to Company (i) any written communication relating to such disclosure made by management to the Parent’s auditors and audit committee since the Parent Applicable Date and (ii) any material written communication since the Parent Applicable Date made by management or the Parent’s auditors to the audit committee required or contemplated by listing standards of the Nasdaq, the audit committee’s charter or professional standards of the Public Parent Accounting Oversight Board. Since the Parent Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent employees regarding questionable accounting or auditing matters, have been received by the Parent. The Parent has made available to Company a summary of all complaints or concerns relating to other matters made since the Parent Applicable Date through any whistleblower hot-line or equivalent system maintained by the Parent for receipt of employee concerns regarding possible violations of Law. No attorney representing the Parent or any of its Subsidiaries, whether or not employed by the Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Parent or any of its officers, directors, employees or agents to the Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date hereof, will fairly present the consolidated financial position of the Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or in the case of Parent Reports filed after the date hereof, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. All inventory (including consignment inventory) reflected on the consolidated balance sheets included in or incorporated by reference into the Parent Reports is reflected at an amount not in excess of the lower of cost or market. Except as set forth in the financial statements (including any notes thereto) contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter and nine months ended October 1, 2005 filed with the SEC or as otherwise reflected in the Parent Disclosure Letter, the Parent and its Subsidiaries have no material liabilities or obligations, whether or not accrued, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to October 1, 2005 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, in both cases, individually and in the aggregate is not reasonably likely to result in a Material Adverse Effect.

(f) Absence of Certain Changes. Since October 1, 2005, and on or prior to the date of this Agreement, the Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) to the knowledge of the officers of the Company, any change in the financial condition, properties, or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to October 1, 2005) which, individually or in the aggregate, would have a Material Adverse Effect;

(ii) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Parent or any of its Subsidiaries, whether or not covered by insurance, that would have a Material Adverse Effect;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Parent or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Parent or to any wholly-owned Subsidiary of the Parent), or any repurchase, redemption or other acquisition by the Parent or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Parent or any of its Subsidiaries (except any redemption in accordance with the exercise of a stock option by tender of such capital stock in payment of the exercise price);

(iv) any material change in any method of accounting or accounting practice by the Parent or any of its Subsidiaries;

(v) (A) any increase in the compensation payable or to become payable to its executive officers or directors that has not been reported under the Exchange Act or disclosed in Section 5.2(f)(v) of the Parent Disclosure Letter, or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director or executive officer except to the extent required by applicable Laws and except for offers of employment in the ordinary course of business consistent with past practice; or

(vi) any agreement to do any of the foregoing.

(g) Litigation and Claims. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations or other proceedings pending or, to the knowledge of the officers of the Parent, threatened against the Parent or any of its Subsidiaries which, if determined adversely, could reasonably be expected to have a Material Adverse Effect on the Parent. Neither the Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity. To the knowledge of the officers of the Parent, and except for regular audit of welfare reimbursement submissions, neither the Parent nor its Subsidiaries are currently the subject of any investigation, inquiry or proceeding by any Governmental Entity (or any Governmental Entity’s designated agent or agents), and except for such regular audits of submissions and other regular regulatory audits and reviews of the Parent under Food and Drug Administration and other regulatory agencies in the ordinary course, the Parent does not know of any grounds for any investigation, inquiry or proceeding by any Governmental Entity, and no notice of any exclusion, sanction, or violation, asserted deficiency, or other irregularity has been received by Parent, any of its Subsidiaries or any of their officers or managing employees from any Governmental Entity (or any Governmental Entity’s designated agent or agents) that would directly or indirectly, or with the passage of time, have a Material Adverse Effect.

(h) Employee Benefits.

(i) True and complete copies of all employee benefit plans covering current or former employees of the Parent and its Subsidiaries and current or former directors of the Parent, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation (including nonqualified deferred compensation within the meaning of Section 409A of the Code), severance, stock option, stock purchase, stock appreciation rights, or stock based, incentive and bonus plans (such ERISA plans and other deferred compensation, severance or stock based plans being hereafter referred to as the “Parent Benefit Plans”) and all amendments thereto have been made available to Company.

(ii) All (x) non U.S. Parent Benefit Plans are in substantial compliance with applicable Laws, and (y) all Parent Benefit Plans, other than non U.S. Parent Benefit Plans, (collectively, “U.S. Parent Benefit Plans”) are in substantial compliance with ERISA, the Code and other applicable Laws; provided, however, that with respect to both non U.S. Parent Benefit Plans and U.S. Parent Benefit Plans, no failure to comply with ERISA, the Code or other applicable Laws could result in the imposition of any material liability against the Parent or any Subsidiary. Each Pension Plan of Parent or its Subsidiaries has been timely amended within the applicable remedial amendment period under Section 401(b) of the Code to maintain the tax-qualified status of each such plan, and the Parent is not aware of any circumstances likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Neither the Parent nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Parent or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Parent nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA.

(iii) Neither the Parent, any or its Subsidiaries have ever sponsored, maintained or contributed to, or incurred an obligation to contribute to a Pension Plan that is subject to Title IV of ERISA. All contributions required to be made under each Parent Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Parent Reports prior to the date hereof. Neither the Parent nor any of its Subsidiaries has any unfunded liability, determined on an accumulated benefits obligation basis, for accrued pension benefits of employees outside the United States related to periods of employment prior to the Closing Date, which are not otherwise reflected on the consolidated balance sheets and the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows for the period ended October 1, 2005.

(iv) As of the date hereof, there is no material pending or, to the knowledge of the officers of the Parent threatened, litigation relating to the Parent Benefit Plans or any audit or investigation of the Parent Benefit Plans by and Governmental Entity. Neither the Parent nor any of its Subsidiaries has any obligations for post-termination health and life benefits under any ERISA Plan, other than in accordance with Section 4980B of the Code. The Parent or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(v) There has been no amendment to, announcement by the Parent or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Parent or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Parent Benefit Plans, (y) limit or restrict the right of the Parent or, after the consummation of the transactions contemplated hereby, Company to merge, amend or terminate any of the Parent Benefit Plans or (z) result in payments under any of the Parent Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(i) Compliance with Healthcare and Other Laws; Licenses. The businesses of each of the Parent and its Subsidiaries (collectively referred to as the Parent for purposes of this Section 5.2(i)) have not been, and are not being, conducted in violation of any Laws, except for such violations that would not, individually or in the aggregate, have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the knowledge of the officers of the Parent, no investigation or review by any Governmental Entity with respect to the Parent or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the knowledge of the officers of the Parent, no material change is required in the Parent’s processes, properties or procedures in connection with any such Laws, and the Parent has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. The Parent has obtained all, and the businesses of the Parent have not been, and are not being, conducted in violation of or inconsistent with, any Licenses necessary for the Parent to conduct its business as presently conducted, all of which are valid and in full force and effect, except where the failure to obtain or be in compliance with such Licenses would not have a Material Adverse Effect. No notices have been received by the Parent, any of its Subsidiaries or its officers or managing employees with respect to any threatened, pending or possible termination, revocation, suspension or limitation of any such License, where such revocation would have a Material Adverse Effect. To the knowledge of the officers of the Parent, the businesses of the Parent have not been, and are not being, conducted in violation of or inconsistent with such Licenses and no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any such License, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any such License. All applications required to have been filed for the renewal of any such License have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to such Governmental Entity have been duly made on a timely basis, except where the failure to file on a timely basis would not have a Material Adverse Effect. Except as described in Schedule 5.2(i) of the Parent Disclosure Letter, and except as would both not have a Material Adverse Effect and not result in criminal penalties, neither the Parent, nor any of its Subsidiaries, officers, directors, or managing employees, has engaged in any activity involving a material violation of applicable Law of any Governmental Entity having jurisdiction over the Parent and its operations, including, without limitation, insurance Laws, the Department of Health and Human Services, the Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration), state licensure authorities, and state Medicaid programs or civil fraud law or authority, including the federal Medicare and Medicaid Statutes, (including 42 U.S.C. §§ 1395, 1320a-7, 1320a-7(a) and 1320a-7(b)), or the regulations promulgated pursuant to such Laws.

(j) Material Contracts and Government Contracts.

(i) As of the date of this Agreement, except as set forth in Section 5.2(j)(i) of the Parent Disclosure Letter, neither the Parent nor any of its Subsidiaries is a party to or bound by:

(A) other than with respect to any partnership that is wholly-owned by the Parent or any wholly-owned Subsidiary of the Parent, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Parent or any of its Subsidiaries or in which the Parent owns more than a 15% voting or economic interest, or any interest valued at more than $200,000 without regard to percentage voting or economic interest;

(B) any Contract (other than among direct or indirect wholly-owned Subsidiaries of the Parent) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000;

(C) any Contract required to be filed as an exhibit to the Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, which has not been filed as required;

(D) any non-competition Contract or other Contract that could, as a result of the Merger, require the disposition of any material assets or line of business of the Parent or its Subsidiaries or, after the Effective Time, Company or its Subsidiaries;

(E) any Contract to which the Parent or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(F) any Contract between the Parent or any of its Subsidiaries and any director or officer of the Parent or any Person beneficially owning five percent or more of the outstanding Shares; and

(G) any Contract that contains a put, call or similar right pursuant to which the Parent or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $200,000.

(ii) A copy of each Contract required to be described in Section 5.2(j) of the Parent Disclosure Letter has been made available to Company. Except to the extent it would not have a Material Adverse Effect, each such Contract is a valid and binding agreement of the Parent or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Parent nor any of its Subsidiaries is in default or breach in any respect under the terms of such Contract, and to the knowledge of the officers of the Parent, no event has occurred which, with notice, lapse of time or both, would constitute a default or a breach by any of the Parent or its Subsidiaries or permit termination, modification or acceleration by the other party thereunder.

(iii) With respect to each material Government Contract to which the Parent or any of its Subsidiaries is a party:

(A) Except as would not have a Material Adverse Effect, (x) the representations and certifications executed or acknowledged in material Governmental Contracts were complete and correct as of their effective date; (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Parent or any of its Subsidiaries that the Parent or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract that has not been resolved prior to the date hereof or that remains pending; and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B) Except as would not have a Material Adverse Effect, (x) to the knowledge of the officers of the Parent, neither the Parent nor any of its Subsidiaries is under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) except in the ordinary course of business, neither the Parent nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government or any agency thereof with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (z) neither the Parent nor any of its Subsidiaries nor, to the knowledge of the officers of the Parent, any of their respective officers has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

(k) Real Property.

(i) Except in any such case as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to the real property owned by the Parent or its Subsidiaries, (A) the Parent or one of its Subsidiaries, as applicable, has good and marketable title to such property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(ii) With respect to the real property leased or subleased to the Parent or its Subsidiaries, the lease or sublease for such property is valid and neither the Parent nor any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Parent or its Subsidiaries or permit termination, modification or acceleration by the lessor thereunder, or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations or repudiations that would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) Section 5.2(k)(iii) of the Parent Disclosure Letter contains a true and complete list of all real property owned by the Parent or its Subsidiaries. Section 5.2(k)(iii) of the Parent Disclosure Letter sets forth a correct street address and such other information as is reasonably necessary to identify each parcel of such real property.

(iv) For purposes of this Section 5.2(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (a) specified encumbrances described in Section 5.2(k)(v) of the Parent Disclosure Letter; (b) encumbrances for current Taxes or other governmental charges not yet due and payable; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Parent or its Subsidiaries, as applicable, or the validity or amount of which is being contested in good faith by appropriate proceedings; (d) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of real property owned by Parent or its Subsidiaries to which they relate or the conduct of the business of Parent and its Subsidiaries as presently conducted, (e) easements, rights of way or other similar matters or restrictions or exclusions which is shown by a current title report or other similar report; and (f) any condition or other matter, if any, that is shown or disclosed by a current and accurate survey or physical inspection.

(l) Environmental Matters. Except to the extent failure to comply, or the existence of a Hazardous Substance, would not have a Material Adverse Effect, and except as described in Schedule 5.2(m) of the Parent Disclosure Letter; (i) the Parent and its Subsidiaries, to the knowledge of the officers of the Parent, any other Person for whose conduct the Parent or any of its Subsidiaries is legally responsible, have complied with all applicable Environmental Laws; (ii) to the knowledge of the officers of the Parent, no property currently owned or operated by the Parent or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance; (iii) to the knowledge of the officers of the Parent, no property formerly owned or operated by the Parent or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership or operation; (iv) to the knowledge of the officers of the Parent, neither the Parent nor any of its Subsidiaries nor, to the knowledge of the officers of the Parent, any other Person for whose conduct the Parent or any of its Subsidiaries is legally responsible, is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Parent nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) to the knowledge of the officers of the Parent, neither the Parent nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Parent or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law for which Parent or its Subsidiaries, as applicable, has not resolved or otherwise responded to or that would not have Material Adverse Effect; (vii) neither the Parent nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) to the knowledge of the officers of the Parent, there are no other circumstances or conditions involving the Parent or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law that would have a Material Adverse Effect.

(m) Taxes. The Parent and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes (as defined below) that are required to be paid or that the Parent or any of its Subsidiaries are obligated to withhold and pay from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date hereof, there are not pending or, to the knowledge of the officers of the Parent, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the knowledge of the officers of the Parent, any unresolved questions or claims concerning the Parent’s or any of its Subsidiaries’ Tax liability that would, individually or in the aggregate, have a Material Adverse Effect. The Parent has made available to the Company true and correct copies of the United States federal income Tax Returns filed by the Parent and its Subsidiaries for each of the fiscal years ended December 31, 2004, 2003, and 2002. No Tax is required to be withheld pursuant to Section 1445 of the Internal Revenue Code as a result of the Merger. Neither the Parent nor any of its Subsidiaries has participated in any reportable transactions within the meaning of Treasury

Regulations Section 1.6011-4. Neither the Parent nor any of its Subsidiaries or affiliates have been members of another consolidated group of companies for tax purposes.

(n) Labor Matters. Neither the Parent nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Parent or any of its Subsidiaries the subject of any material proceeding that asserts that the Parent or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the officers of the Parent, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Parent or any of its Subsidiaries. The Parent and its Subsidiaries have complied in all material respects with the reporting requirements of the Labor Management Reporting and Disclosure Act.

(o) Intellectual Property. The Parent and its Subsidiaries have good title to or other sufficient rights to use pursuant to license, sublicense or other agreement all Intellectual Property used in their business as presently conducted, all of which rights shall survive unchanged the consummation of the Merger. The Intellectual Property owned by the Parent or its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Parent’s or its Subsidiaries’ use thereof or its/their rights thereto. To the knowledge of the officers of the Parent, the Parent and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement and no assertions of infringement or, to the knowledge of the officers of the Parent, violations of third party Intellectual Property rights occurred during this period or are threatened.

(p) Insurance. All material Insurance Policies maintained by the Parent or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Parent and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not have a Material Adverse Effect. Each such Insurance Policy is in full force and effect and all premiums due with respect to all such Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, would not to have a Material Adverse Effect.

(q) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 50,000 shares of Common Stock, par value $0.001 per share, of which 1,000 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(r) Certain Payments. To the knowledge of the officers of the Parent, neither the Parent nor any of its Subsidiaries has, directly or through any director, officer, agent or employee of the Parent or any of its Subsidiaries, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of the FCPA, or (b) established or maintained any fund or asset intended for payments in violation of the FCPA that has not been recorded in the books and records of Parent or any Subsidiary.

(s) Certain Relationships and Transactions. No Person has engaged in any transaction required to be disclosed in a Parent Report under Item 404 of Regulation S-K under the Exchange Act that has not been disclosed as required thereby.

(t) Information supplied. None of the information supplied or to be supplied by or on behalf of the Parent (i) for inclusion or incorporation by reference in the Form S-4, at the time the Form S-4 is filed with the SEC or at the time it becomes effective under the Securities Act, or (ii) for inclusion or incorporation by reference in the Joint Proxy Statement, at the time the Joint Proxy Statement is mailed to the stockholders of the Parent, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.
ARTICLE VI
Covenants
      6.1.     Interim Operations. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing) and except as required by applicable Laws or as provided for in this Agreement, each of the Company and its Subsidiaries shall conduct its business in the ordinary course consistent with past practice and it shall use reasonable efforts to preserve intact its business organization and relationships with third parties and keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its articles of incorporation or bylaws or other applicable governing instruments;

(b) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(c) other than in accordance with benefits outstanding prior to the date hereof under the Company Stock Plans, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(d) materially and adversely modify, terminate or renew any Material Contract or any Contract that would be a Material Contract if in existence on the date hereof, (i) except in the ordinary course of business, or (ii) if consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any encumbrance in or upon any of the properties or assets of any Company or Parent or any of its Subsidiaries under such Contract; provided, however, that the foregoing shall not prohibit entering into, modifying or renewing the Contracts in the ordinary course of business to the extent such Contracts can be terminated after any such entering into, modification or renewal at a cost of less than $200,000;

(e) except pursuant to Contracts in effect prior to the date of this Agreement, create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries having a value in excess of $50,000;

(f) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $50,000 in the aggregate;

(g) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or the capital stock of its Subsidiaries (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of such capital stock;

(h) other than as required by Section 5.1(r), reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its, or its Subsidiaries, capital stock or securities convertible or exchangeable into or exercisable for any shares of such capital stock, except in accordance with cashless exercise provisions of rights granted prior to the date hereof under the Company Stock Plans;

(i) except under credit facilities set forth in Section 5.1(j)(i)(D) of the Company Disclosure Letter, incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices (i) not to exceed $200,000 in the aggregate, (ii) in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced, (iii) guarantees incurred in compliance with this Section 6.1 by the Company of indebtedness of wholly-owned Subsidiaries of the Company or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $250,000 of notional debt in the aggregate;

(j) except as set forth in the capital budgets set forth in Section 6.1(j) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $200,000 in the aggregate during any 12 month period;

(k) make any changes with respect to accounting policies or procedures, except as required to comply with, or to comply with changes in, GAAP;

(l) settle any litigation or other proceedings before a Governmental Entity for an amount in excess of $200,000 or any obligation or liability of the Company in excess of such amount;

(m) make, adopt or change any material Tax election or Tax accounting method, or fail to timely (taking into account all applicable extensions) file all Tax Returns required to be filed, and pay all Taxes required to be paid, on or before the Closing Date;

(n) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except for sales or rental of inventory in the ordinary course of business, sales of obsolete assets and sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $250,000 in the aggregate, other than pursuant to Contracts in effect prior to the date of this Agreement;

(o) except as required pursuant to existing written, binding agreements or policies in effect prior to the date of this Agreement and set forth in Section 5.1(h) of the Company Disclosure Letter, or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not officers, in the ordinary course of business consistent with past practice , (iii) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vi) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(p) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(q) take any action that would violate the CIA;

(r) knowingly take or permit any of its Subsidiaries to take any action that is reasonably likely to prevent the consummation of the Merger; or

(s) agree, authorize or commit to do any of the foregoing.

      6.2.     Conduct of Business by Parent. The Parent covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time except required by applicable Laws or as provided in this Agreement, each of Parent and its Subsidiaries shall conduct its business in the ordinary course consistent with past practice and shall use reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing except (A) as otherwise expressly permitted by this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.2 of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries, without the prior written approval of the Company, will:

(a) adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(b) merge or consolidate Parent or any of its Subsidiaries with any other Person, or, except to the extent publicly announced and completed at least two trading days prior to the beginning of the Measurement Period, restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(c) other than in accordance with the Parent Stock Plans, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Parent or any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Parent or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(e) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, except in accordance with cashless exercise provisions of rights granted prior to the date hereof under the Parent Stock Plans;

(f) make any changes with respect to accounting policies or procedures, except as required to comply with, or to comply with changes in, GAAP;

(g) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Parent or its Subsidiaries, including capital stock of any of its Subsidiaries, except for sales or rental of inventory in the ordinary course of business, sales of obsolete assets and sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate, other than pursuant to Contracts in effect prior to the date of this Agreement, or transactions publicly announced and consummated at least two trading days prior to the beginning of the Measurement Period;

(h) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(i) take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a) of the Code; or

(j) agree, authorize, seek approval for or commit to do any of the foregoing.

      6.3.     Acquisition Proposals.
      (a) No Solicitation or Negotiation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its best efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the adoption of this Agreement by the Company Requisite Vote, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company if the board of directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (as defined in Section 9.7), (B) engage in discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal or (C) after having complied with the requirements of this Section 6.3, approve, adopt, recommend, or otherwise declare advisable or propose to approve, adopt, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action is reasonably likely to result in a breach of their respective fiduciary duties under applicable Law; (y) in each such case referred to in clause (A) or (B), if the board of directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal; and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.
      (b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Significant Subsidiaries or (ii) any proposal or offer to acquire in any manner, directly or indirectly, 50% or more of any class of equity securities of the Company or any of its Subsidiaries or consolidated total assets

(including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (i) involving all of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company, (ii) is fully financed or reasonably capable of being financed and is not contingent on the availability of financing, and (iii) that the board of directors of the Company has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by this Agreement made by Parent pursuant to Section 6.3(c)).

      (c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee thereof shall not:

(i) except as expressly permitted by this Section 6.3, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by Section 8.3(a) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(a) entered into in the circumstances referred to in Section 6.3(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the adoption of this Agreement by the Company Requisite Vote, the Company board of directors may withhold, withdraw, qualify or modify the Company Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of this Agreement, if, subject to compliance with Section 6.3(c), the Company board of directors determines in good faith, after consultation with outside counsel, that failure to do so would reasonably be likely to result in a breach of their respective fiduciary duties under applicable law (a “Change of Company Recommendation”). In determining whether to make a Change of Company Recommendation in response to a Superior Proposal or otherwise, the Company board of directors shall take into account any changes to the terms of this Agreement proposed by Parent or any other information provided by Parent in response to such notice.
      (d) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely qualifying or modifying the Company Recommendation, Parent, shall have the right to terminate this Agreement as set forth in Section 8.4(a).
      (e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.
      6.4.     Registration Statement. As soon as practicable following the date hereof, (i) the Company and Parent shall cooperate in the preparation of a registration statement on Form S-4 (the “Form S-4”) to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (including the joint proxy statement and prospectus and other proxy solicitation materials of the Company and Parent constituting a part thereof (the “Joint Proxy Statement”)). Each of the Company and Parent shall use their best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness until the shares covered thereby have been issued. Parent shall provide the Company with copies of all filings made pursuant to this Section 6.4 and shall consult with the Company on any responses to comments made by the staff of the SEC with respect thereto. The Company and Parent will use their best efforts to cause the Joint Proxy Statement to be mailed to their respective shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, at its expense, also take any action required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger.
      If at any time prior to the Effective Time either party becomes aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Form S-4 or Joint Proxy Statement, it shall promptly notify the other Party in writing. Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement or Form S-4 or comments thereon or responses thereto.
      6.5.     Shareholder Meetings. Each of Parent and the Company shall take, in accordance with applicable law, applicable Nasdaq rules and its respective certificate or articles of incorporation and bylaws, all action necessary to convene, respectively, (i) an appropriate meeting of stockholders of Parent to consider and vote upon the approval of the issuance of the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement, and any other matters required to be approved by Parent stockholders for consummation of the Merger (the “Stockholder Meeting”), and (ii) an appropriate meeting of shareholders of the Company to consider and vote upon the approval and adoption of this Agreement and the Merger and any other matters required to be approved by the Company’s shareholders for consummation of the Merger (the “Shareholder Meeting”) as promptly as practicable after the Registration Statement is declared effective. The board of directors of Parent and subject to section 6.3 hereof, the board of directors of the Company shall recommend such approval, and each of Parent and the Company shall take all reasonable lawful action to solicit such approval by its respective stockholders. The Company and Parent shall coordinate and cooperate with respect to the timing of the meetings and shall use their respective best efforts to hold such meetings on the same day as promptly as practicable after the date hereof.
      6.6.     HSR Filings; Other Actions; Notification.
      (a) Cooperation. The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the Foregoing, the Parent shall prepare and file within ten Business Days of the date hereof, and the Company shall provide all information required to assist with, an appropriate filing under the HSR within five Business Days of the date hereof. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. The Company shall substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Governmental Entity. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Notwithstanding anything to the contrary contained in this Section 6.6(a), Parent shall not be required, as a condition to any approval under the HSR Act, (i) to dispose, transfer or hold separate, or cause any of its Subsidiaries to dispose, transfer or hold separate any significant assets or operations, or to commit or to cause any of the Company or any of its Subsidiaries to dispose, transfer or hold separate any significant assets or operations; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service that is material to the Company or any one of its divisions or operating units, or to commit to cause any of the Company or any of its Subsidiaries to discontinue offering any such product or service; (iii) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company or any of its Subsidiaries that is material to the Company or any of its divisions or operating units.
      (b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
      (c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including (i) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and (ii) any legal proceeding or material claim threatened in writing, commenced or asserted against or with respect to the Company or any Subsidiary or the transactions contemplated hereby. The Company shall give prompt notice to Parent of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure or impossibility of any condition to Parent’s obligations to effect the Merger.
      6.7.     Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives, and the Parent shall (and shall cause its Subsidiaries to) afford the Company’s officers and other authorized Representatives, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that the foregoing shall not require the Company or the Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or the Parent (as the case may be) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or the Parent (as the case may be) shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company, the Parent or any of their respective Subsidiaries. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or Parent or such Person as may be designated by such executive officers. Without limiting the generality of the foregoing, the Company shall use its best efforts to provide to Parent a list of all Licenses to supplement Section 5.1(i) of the Company Disclosure Letter within thirty (30) days of the date of this Agreement. All such information shall be governed by the terms of the Confidentiality Agreement.
      6.8.     Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other and provide each other with copies of proposed press releases, public announcements and filings prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.
      6.9.     Employee Benefits. (a) Parent agrees that, following the Effective Time, the employees of the Company and its Subsidiaries will be eligible to participate in the employee benefit plans of Parent or Parent’s Subsidiaries on substantially the same terms and conditions of similarly situated employees of Parent or Parent’s Subsidiaries. Parent will cause any employee benefit plans which the employees of the Company and its Subsidiaries are eligible to participate in to take into account for purposes of eligibility and vesting and benefit accrual thereunder (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits), service by employees of the Company and its Subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company. Notwithstanding the foregoing, nothing contained herein shall obligate Parent, the Surviving Corporation or any of their Affiliates to (i) maintain any particular Benefit Plan or (ii) retain the employment of any particular employee.
      (b) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall (1) cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation and (2) cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time.
      (c) Except communication to members of the Board of Directors in their capacities as members of the Board, prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.
      6.10.     Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.
      6.11.     Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in his or her “official capacity” as defined in Section 302A.521 of the MBCA), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, penalties, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Minnesota law and its articles of incorporation or bylaws in effect on the date hereof to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Minnesota law and the Company’s articles of incorporation and bylaws shall be made by independent counsel selected by the Surviving Corporation.
      (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any action unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Nothing in this Section 6.10(b) shall be effective to the extent it limits the rights of an Indemnifying party under applicable law, including, as it applies to the Surviving Corporation, the MBCA.
      (c) The Surviving Corporation shall maintain the Company’s directors’ and officers’ liability insurance (“D&O Insurance”), or Parent shall provide for equivalent D&O Insurance providing substantially the same benefits and levels of coverage as the current D&O Insurance, with respect to acts or omissions prior to the Effective Time for a period of six years after the Effective Time so long as the premium therefor is not in excess of 200% of the last annual premium paid by the Company prior to the date hereof (the “Current Premium”); provided, however, that if the current D&O Insurance or such equivalent insurance provided by Parent expires, is terminated or cancelled or is otherwise unavailable on such terms during such six-year period, Parent and the Surviving Corporation will use their reasonable best efforts to obtain as much D&O Insurance on substantially the same terms as can be obtained for the remainder of such period for a premium not in excess of 200% of the Current Premium.
      (d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section.
      (e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
      6.12.     Obligations of Sub. Parent shall take all action necessary to cause Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to conditions set forth in this Agreement.
      6.13.     Nasdaq Listing. Parent shall promptly prepare and submit a listing application in accordance with the rules of the Nasdaq covering the shares of Parent Common Stock to be issued in connection with the Merger and to be issued in connection with the exercise of Company Options to be assumed by Parent hereunder. Parent shall cause such application to be approved by the Nasdaq prior to the Effective Time.

      6.14.     Other Actions by the Company.
      (a) Rights. Prior to the dated of this Agreement, the board of directors of the Company shall have taken all necessary action to cause the Rights to be inapplicable to this Agreement and the transaction contemplated hereby.
      (b) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement if permitted by applicable Law, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
      (c) Section 16 Matters. The board of directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(e) under the Exchange Act to exempt the conversion of the Shares and Company Options by officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Each of Parent and the Company shall provide to counsel for the other party for its review copies of such resolutions to be adopted by its board of directors prior to such adoption and the Company shall provide Parent with such information as shall be reasonably necessary for Parent’s board of directors to set forth the information required in the resolutions of Parent’s board of directors.
      6.15.     Efforts to Close. Between the date of this Agreement and the Closing Date, each party hereto shall use its best efforts to cause the conditions set forth in Article VII to be satisfied.
      6.16.     No Change of Parent Recommendation. The board of directors of the Parent and each committee thereof shall not, except as expressly permitted by termination of this Agreement by Parent in accordance Section 8.4, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Company, the Parent Recommendation.
      6.17.     Parent Lender Consent. Parent shall obtain the consent of its lenders to the transactions contemplated by this Agreement as soon as possible, but in any event within sixty (60) days of the date of this Agreement.
ARTICLE VII
Conditions
      7.1.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company’s articles of incorporation and bylaws and the issuance of the shares of Parent Common Stock in the Merger shall have been approved by holders of Parent Common Stock constituting the Parent Requisite Vote in accordance with applicable Law and the Parent’s certificate of incorporation and bylaws.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and all other permits, approvals, clearances, filings and consents of Governmental Entities required to be procured by Parent, Merger Sub and the Company in connection with the Merger and the transactions contemplated by this Agreement shall have been procured.

(c) Form S-4; Proxy Statement. The Form S-4 shall have become effective under the Securities Act, shall not be the subject of any stop order or judicial order or proceedings seeking a stop order or injunction, and the Joint Proxy Statement shall not at the Effective Time of the Merger be subject to any proceedings commenced or threatened by the SEC.

(d) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).
      7.2.     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement which is qualified to the extent it shall have no Material Adverse Effect shall be true and correct and the representations and warranties that are not so qualified shall, in the aggregate, be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that such Chief Executive Officer has read this Section 7.2(a) and the conditions set forth in Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had a Material Adverse Effect with respect to the Company.

(d) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Material Contract to which the Company or any of its Subsidiaries is a party in connection with the transactions contemplated by this Agreement except to the extent that the failure to obtain any such consent or approval would not materially effect the Company after the consummation of the transactions contemplated hereby.

(e) Deliveries. The Company shall have delivered to Parent:

(i) The resignations of all of the directors of the Company; and

(ii) To the extent Parent has elected not to, or been able to, negotiate assumption by Parent of, or confirmation despite the Merger of the US Bank Credit Agreement, a payoff letter from US Bank (the “Pay Off Letter”).
      7.3.     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Parent set forth in this Agreement which is qualified to the extent it shall have no Material Adverse Effect shall be true and correct and the representations and warranties that are not so qualified shall, in the aggregate, be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or other Executive Officer of Parent and the Chief Executive Officer or other Executive Officer of Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or other Executive Officer of Parent to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had a Material Adverse Effect with respect to the Parent.

(d) Tax Assurances. The Company shall have obtained an opinion dated as of the filing of the S-4 in form and substance satisfactory to the Company of Dorsey & Whitney LLP, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In connection with such opinion, Company, Parent and Merger Sub shall each execute and deliver to such counsel tax representation letters in customary form and such counsel shall be entitled to rely upon certain representations and covenants of the Company, Parent, Merger Sub, and such other persons as such counsel deems appropriate.

(e) Consents Under Agreements. The Parent shall have obtained the consent or approval of each Person whose consent or approval shall be required under any material Contract to which the Parent or any of its Subsidiaries is a party in connection with the transactions contemplated by this Agreement, except to the extent the failure to obtain such approval would not have a Material Adverse Effect.

(f) US Credit Agreement. Parent shall have assumed, negotiated continuation of, or tendered full payment in accordance with the Pay Off Letter for, all obligations under the US Bank Credit Agreement.

ARTICLE VIII
Termination
      8.1.     Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.
      8.2.     Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by April 30, 2006, whether such date is before or after the date of the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (the “Termination Date”), (b) the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof, (c) the approval of the issuance of the shares of Parent Common Stock in the Merger by the stockholders of the Parent referred to in Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof, or (c) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a)); provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.
      8.3.     Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of the Company:

(a) at any time prior to the adoption of this Agreement by the Company Requisite Vote, if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (iii) the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; or

(b) at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and stockholders of the Parent referred to in Section 7.1(a), if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

(c) if the Parent shall have changed its recommendation that the holders of Parent Common Stock vote at the Stockholder Meeting in favor of the issuance of the Parent Common Stock in the Merger.

(d) the Parent Average Price is less than the Minimum Price.

(e) at any time after a breach of the covenant contained in Section 6.17 of this Agreement.
      8.4.     Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) (i) the board of directors of the Company shall have made a Change of Company Recommendation, (ii) the Company shall have failed to take a vote of shareholders on the Merger at least three Business Days prior to the Termination Date or (iii) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company board of directors recommends that the shareholders of the Company tender their shares in such tender or exchange offer; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, or there has been a Material Adverse Effect, such that both (x) Section 7.2(a), 7.2(b) or 7.2(c) would not be satisfied and (y) such breach or condition or Material Adverse Effect is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company.
      8.5.     Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of (A) any liability or damages resulting from any willful or intentional breach of this Agreement, or any breach of section 6.17, regardless of whether willful or intentional, or (B) the obligation to make any payments pursuant to Section 8.5(b) and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.
      (b) In the event that:

(i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (A) twenty (20) Business Days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and (B) at least five (5) Business Days prior to, with respect to termination pursuant to Section 8.2(b), the date of the Shareholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or 8.2(b),

(ii) this Agreement is terminated (A) by Parent pursuant to Section 8.4(a)(i) or (iii), (B) by Parent pursuant to Section 8.4(a)(ii), or (C) by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Shareholders Meeting, any event giving rise to Parent’s right to terminate under Section 8.4(a) shall have occurred, or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a), then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee in an amount equal to $3,250,000.00 (the “Termination Amount”) (provided, however, that the Termination Amount to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3), provided, however, no Termination Amount shall be payable to Parent pursuant to clause (i) or clause (ii)(B) of this paragraph (b) unless and until within twelve (12) months of such termination the Company or any of its Subsidiaries shall have entered into an Alternate Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal; provided that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved, adopted or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee, charges or expenses to which reference is made in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company and accepted by Parent pursuant to this Section 8.5(b), the Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.
ARTICLE IX
Miscellaneous and General
      9.1.     Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), and Section 8.5 (Effect of Termination and

Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
      9.2.     Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
      9.3.     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
      9.4.     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A photographic, photostatic, facsimile, or similar reproduction of a writing signed by a Person, shall be regarded as signed by the Person for all purposes of this Agreement.
      9.5.     GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Minnesota and the Federal courts of the United States of America located in the State of Minnesota solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Minnesota State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
      (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

      9.6.     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:
      If to Parent or Merger Sub:

Encore Medical Corporation
9800 Metric Boulevard
Austin, Texas 78758
Attention: Harry L. Zimmerman
fax: (512) 834-6310
      with a copy to:

Jackson Walker L.L.P
100 Congress Avenue, Suite 1100
Austin, Texas 78701
Attention: Lawrence A. Waks
fax: (512) 236-2002
      If to the Company:

Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112
Attention: Dan Gladney
fax: (651) 638-0477
      with a copy to:

Thomas Martin
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, MN 55402
fax: (612) 340-7800
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.
      9.7.     Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, dated October 4, 2005 between Parent and Greene Holcomb & Fisher on behalf of the Company and the Confidentiality Agreement, dated October 13, 2005 between Parent and the Company (together, the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
      9.8.     No Third Party Beneficiaries. Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, create any third party beneficiaries or otherwise confer upon any Person other than the parties hereto any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including, without limitation, the right to rely upon the representations, warranties and covenants set forth herein.

      9.9.     Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
      9.10.     Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term. Additionally,

(a) the phrase “to the knowledge of the officers of the Company” means the current actual knowledge of the officers of the Company and each Subsidiary of the Company;

(b) the phrase “to the knowledge of the officers of the Parent” means the current actual knowledge of the officers of the Parent and each Subsidiary of the Parent; and

(c) the phrase “has been made available to Parent” means such referenced item has at all times been in the Company’s data room assembled for the purposes of due diligence with respect to the Merger, has actually been delivered to Parent, or was contained in the Company Reports.
      9.11.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
      9.12.     Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
      9.13.     Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement will be void ab initio.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

COMPEX TECHNOLOGIES, INC.

By	/s/ Dan W. Gladney

Name: Dan W. Gladney

Title:	Chief Executive Officer

ENCORE MEDICAL CORPORATION

By	/s/ Harry L. Zimmerman

Name: Harry L. Zimmerman

Title:	Executive Vice President and General Counsel

ENCORE-SNOW ACQUISITION CORP.

By	/s/ Harry L. Zimmerman

Name: Harry L. Zimmerman

Title:	Executive Vice President and General Counsel

[Letterhead of Greene Holcomb & Fisher LLC]
ANNEX B
November 11, 2005
Personal and Confidential
Board of Directors
Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112
Ladies and Gentlemen:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the “Compex Common Stock”) of Compex Technologies, Inc. (“Compex” or the “Company”), of the Exchange Ratio (as defined below) as set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, Encore Medical Corporation (“Encore” or the “Parent”) and Encore-Snow Acquisition Corp. (“Merger Sub”). The Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which each outstanding share of Compex Common Stock will be converted into the right to receive 1.40056 (the “Exchange Ratio”) shares of common stock of Parent (“Parent Common Stock”), subject to adjustment based on a collar structure, and (ii) each outstanding option to purchase shares of Compex Common Stock will be converted, after giving effect to the Exchange Ratio, into an option to purchase shares of Parent Common Stock on the terms set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Agreement.
      Greene Holcomb & Fisher LLC (“GH&F”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Company in connection with the Merger and will receive fees from the Company which are contingent upon consummation of the Merger. For our services in rendering this opinion, the Company will pay us a fee which is not contingent upon consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services in rendering this opinion and to reimburse us for our out-of-pocket expenses. We may seek to provide investment banking services to the Company or Parent in the future for which we may receive compensation.
      In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft of the Agreement, dated November 10, 2005; (ii) certain publicly available financial and operating data and other information of the Company and Parent, (iii) certain internal financial planning data of the Company prepared by the management of the Company and (iv) certain internal financial planning data of Parent prepared by the management of Parent. We have visited the Company’s facilities in New Brighton, Minnesota, and have had discussions with members of the management of the Company concerning the strategic rationale for the merger, the financial condition, current operating results and business outlook for the Company on a stand-alone basis and on a pro forma basis with Parent. We have visited Parent’s facilities in Austin, Texas, and have had discussions with members of the management of Parent concerning the strategic rationale for the merger, the financial condition, current operating results and business outlook for Parent on a stand-alone basis and on a pro forma basis with the Company.
      We have analyzed the historical reported market prices and trading activity of the Company Common Stock and Parent Common Stock. We have compared certain financial and stock market information concerning the Company and Parent to similar information for certain publicly traded companies deemed similar to the Company and Parent. We have also reviewed, to the extent publicly available, the financial terms of selected relevant mergers and acquisitions. We performed a discounted cash flow analysis on the Company. We also analyzed the general economic outlook of companies in the Company’s and Parent’s industry and performed such other studies and analyses as we considered appropriate.
      We have relied upon and assumed the accuracy and completeness of the financial statements and the accounting, legal, tax and other information provided to us by the Company and Parent or otherwise made available to us, and have not attempted independently to verify such information. We have assumed, in reliance upon the assurances of the respective management of the Company and Parent, that the information provided to us by the Company and Parent has been prepared on a reasonable basis, and, with respect to projections, financial planning data and other business outlook information including potential synergies, reflects the best currently available estimates and judgments of the respective management of the Company and Parent, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We express no opinion regarding such financial planning and other forward looking data or the assumptions on which it is based. We have assumed that there have been no material changes in the respective assets, financial condition, results of operations, business or prospects of the Company and Parent since the respective dates of the last financial statements of the Company made available to us.
      For purpose of this opinion, we have assumed that neither the Company nor Parent is a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not change the Exchange Ratio or alter the terms of the transaction. We have assumed that the Merger will be consummated pursuant to the terms of the Agreement without material modification thereto and without waiver by any party of any material conditions or obligations thereunder.
      In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities (fixed, contingent, or otherwise) of the Company or Parent and we express no opinion regarding the liquidation value of the Company or Parent. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
      This opinion is necessarily based upon the information available to us as of, and the facts and circumstances as they exist and are subject to evaluation on, the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Parent Common Stock have traded or such stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.
      Our opinion does not address the relative merits of the transaction contemplated by the Agreement as compared to alternative business strategies or alternatives that might be available to the Company or the underlying business decision of the Company to engage in the Merger. The opinion addresses solely the fairness, from a financial point of view, to holders of Common Stock of the Company of the Exchange Ratio and does not address any other terms or agreement relating to the Merger.

      This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company regarding how such stockholder should vote in the Merger. It may be published in its entirety in the Prospectus Proxy Statement to be distributed to the holders of Common Stock of the Company in connection with the Merger (as so distributed, the “Prospectus/ Proxy Statement”). Any summary of, excerpt from or reference to this opinion in the Prospectus/ Proxy Statement may only be made with our prior written consent, which consent shall not be unreasonably withheld. Except as set forth in the immediately preceding two sentences, this opinion may not be used or referred to by the Company or quoted or disclosed to any person in any manner without our prior written consent.
      Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Common Stock of the Company (other than Parent and its affiliates) as of the date hereof.

Sincerely,

/s/ Greene Holcomb & Fisher

ANNEX C
November 11, 2005
Board of Directors
Encore Medical Corporation
9800 Metric Boulevard
Austin, TX 78758
Members of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to Encore Medical Corporation (“Encore”) of the Merger Consideration (as defined below) to be paid by Encore pursuant to an Agreement and Plan of Merger (the “Agreement”), dated as of the date hereof, among Encore, Encore-Snow Acquisition Corp. and Compex Technologies, Inc. (the “Company”) (the “Transaction”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.
      In the Transaction, Encore shall exchange shares of the Company’s common stock (“Company Common Stock”) for the right to receive shares of Encore’s common stock for aggregate consideration of $7.00 per share of Company Common Stock (the “Merger Consideration”), as described in the Agreement. The Merger Consideration may be adjusted prior to Closing if (a) the Merger Consideration implied by the Parent Average Price during the Measurement Period is less than $6.50 per share, subject to an agreed upon limit, or (b) the Merger Consideration implied by the Parent Average Price during the Measurement Period is greater than $8.50 per share, each as described in the Agreement.
      In connection with rendering our opinion we have, among other things:

(i) reviewed certain publicly available business and financial data relating to Encore, including Encore’s annual reports on Form 10-K for the fiscal years ended December 31, 2003 and 2004 and all financial statements therein and Encore’s quarterly reports on Form 10-Q for the fiscal quarters ended April 2, 2005, July 2, 2005 and October 1, 2005 and all financial statements therein;

(ii) reviewed certain financial and operating information and financial projections of Encore furnished to us by Encore;

(iii) compared the financial performance and the prices and trading activity of Encore’s common stock with those of other companies that we deemed relevant;

(iv) reviewed certain publicly available business and financial data relating to the Company including the Company’s annual reports on Form 10-K for the fiscal years ended June 30, 2004 and 2005 and all financial statements therein and the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 and all financial statements therein;

(v) reviewed certain financial and operating information and financial projections of the Company, prepared by management of the Company and furnished to us by Encore;

(vi) compared the financial performance and the prices and trading activity of the Company Common Stock with those of other companies that we deemed relevant;

(vii) compared the historical and projected financial performance of the Company and Encore with those of other companies that we deemed relevant;

(viii) compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions we deemed relevant;

(ix) held discussions with the management of the Company and Encore concerning the past and current business operations, financial condition and prospects of the Company and Encore;

(x) reviewed the financial terms and conditions of the Transaction set forth in the draft Agreement dated November 8, 2005; and

(xi) made such other studies and inquiries, and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria, as we deemed relevant.
      Our opinion is based on market, economic and other conditions and circumstances involving the Company and Encore, and their respective industries, as they exist today and which, by necessity, can only be evaluated by us on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.
      In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us by Encore or the Company or otherwise publicly available, and have assumed that there have been no material changes in the business operations, financial condition or prospects of Encore or the Company, since the respective dates of such information. We have not independently verified this information, nor have we had such information independently verified. With respect to the financial information relating to Encore or the Company reviewed by or discussed with us, we have been advised by the management of Encore and the Company that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Encore or the Company as to the historical financial performance of Encore and the Company, respectively. We have assumed, with your consent, that the financial forecasts for Encore and the Company provided to or discussed with us by Encore relating to Encore or the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of Encore or the Company as to the future financial performance of Encore and the Company, respectively. We express no view as to such forecasts or projection information or the assumptions underlying such forecasts or projections. We have not conducted a physical inspection of any of the assets, properties or facilities of Encore or the Company, nor have we made or obtained any independent evaluation or appraisals of any such assets, properties or facilities of Encore or the Company.
      We have further assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Agreement, without amendments, modifications or waivers thereto.
      We have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that may exist for Encore. We express no opinion as to the merits of the underlying decision by Encore to engage in the Transaction. It is understood that our opinion has been prepared for the benefit of the Board of Directors of Encore solely for use in its consideration of the fairness, from a financial point of view, of the Total Consideration and that, subject to the remainder of this paragraph, our opinion may not be used by Encore for any other purpose. Our opinion may not be disseminated, quoted, referred to, reproduced or disclosed to any person at any time or in any manner, without our prior written consent, except that our opinion may be reproduced in full and included as an exhibit to a Registration Statement on Form S-4 to be filed by Encore with the Securities and Exchange Commission in connection with, among other things, the issuance of Encore’s common stock representing the Merger Consideration in the Transaction. Our opinion is not a recommendation as to any matter to be presented to shareholders of Encore. Our opinion does not constitute an opinion as to how the prices of the securities of Encore may trade in the future.
      First Albany Capital Inc. (“First Albany”) will receive a fee for rendering this opinion, a portion of which is contingent upon consummation of the Transaction. In addition, Encore has agreed to indemnify us for certain liabilities arising out of our engagement.
      First Albany is a full service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of Encore or the Company.
      Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Encore in connection with the Transaction is fair, from a financial point of view, to Encore.

Very truly yours,

/s/ First Albany Capital Inc.

FIRST ALBANY CAPITAL INC.

ANNEX D
ENCORE MEDICAL CORPORATION
1996 INCENTIVE STOCK PLAN
      1.     Purpose. The purpose of the Encore Medical Corporation 1996 Incentive Stock Plan is to promote the interests of Encore Medical Corporation and its shareholders by enabling selected key employees of the Company and its Subsidiaries to participate in the long-term growth of the Company by receiving the opportunity to acquire shares of the Company’s Stock and to provide for additional compensation based on appreciation in the Company’s Stock. The Plan provides a means to attract and retain key employees of merit and is intended to stimulate the efforts of such employees by providing an opportunity for capital appreciation and recognizing outstanding service to the Company, thus contributing to the long-term growth and profitability of the Company.
      2.     Defined Terms. The following defined terms have the meanings set forth below:

(a) “Act” means the Securities Exchange Act of 1934, as amended from time to time.

(b) “Award” or “Awards,” except where referring to a particular category of grant under the Plan, includes Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Unrestricted Stock Awards, Deferred Stock Awards, Performance Unit Awards and Other Stock-Based Awards.

(c) “Board” means the Board of Directors of the Company.

(d) “Code” means the Internal Revenue Code of 1986, as amended, and any successor code and related rules, regulations and interpretations.

(e) “Committee” means the Management Compensation and Organization Committee of the Board (or any successor committee as described in Section 5 below); such Committee shall consist of at least two members of the Board, each of whom shall be a Non-Employee Director.

(f) “Company” means Encore Medical Corporation.

(g) “Deferred Stock Award” shall have the meaning set forth in Section 11(a), and Stock issued pursuant to such an Award shall be deemed “Deferred Stock.”

(h) “Disability” means permanent and total disability, as determined under procedures established by the Committee for purposes of the Plan.

(i) “Fair Market Value” on a specified date shall be the average of the closing prices of the Stock on the NASDAQ Stock Market’s National Market System or whichever other exchange the Company’s stock is being traded on the last three trading days prior to the day immediately following the specified date.

(j) “Incentive Stock Option” means any Stock Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(k) “Non-Employee Director” shall have the meaning set forth in Rule 16b-3, promulgated under the Act, or any successor definition promulgated by the Securities and Exchange Commission under the Act.

(l) “Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

(m) “Other Stock-Based Award” shall have the meaning set forth in Section 13(a).

(n) “Performance Unit Award” shall have the meaning set forth in Section 12(a).

(o) “Plan” means the Encore Medical Corporation 1996 Incentive Stock Plan, as amended from time to time.

(p) “Restricted Stock Award” shall have the meaning set forth in Section 9(a).

(q) “Retirement” means a severance from the active employment of the Company or its Subsidiaries by reason of retirement pursuant to the provisions of any profit sharing, pension or other retirement plan of the Company or its Subsidiaries, or any contract between the Company or any of its Subsidiaries and the participant.

(r) “Rule 16b-3” means Rule 16b-3, as promulgated by the Securities and Exchange Commission under Section 16(b) of the Act, as amended from time to time.

(s) “Stock” means the common stock, $.001 par value, of the Company.

(t) “Stock Appreciation Right” shall have the meaning set forth in Section 8(a).

(u) “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 7.

(v) “Subsidiary” means any corporation a majority of whose stock the Company owns or controls, either directly or indirectly through another corporation or series of corporations, domestic or foreign.

(w) “Unrestricted Stock Award” shall have the meaning set forth in Section 10.
      3.     Stock Subject to the Plan.
      (a) Shares Issuable. The maximum number of shares of Stock reserved and available for distribution pursuant to Awards under the Plan shall be nine million five hundred thousand (9,500,000) shares. Such shares of Stock may consist, in whole or in part, of authorized and unissued shares or treasury shares. If (i) an Award expires or terminates for any reason without being exercised in full or is satisfied without the distribution of Stock, or (ii) Stock distributed pursuant to an Award is forfeited or reacquired by the Company, or is surrendered upon exercise of an Award, the Stock subject to such Award or so forfeited, reacquired or surrendered shall again be available for distribution for purposes of the Plan.
      (b) Changes in Capitalization. In the event of a stock dividend, spin-off, stock split, any increase or decrease in the number of issued shares of Stock resulting from a subdivision or combination of shares effected without receipt of consideration by the Company or any other change in corporate structure or other distribution of stock or property (except ordinary cash dividends) affecting the Stock, the Committee shall make appropriate adjustments in (i) the number of and kind of shares of stock or securities underlying Awards that may thereafter be granted, (ii) the number and kind of shares remaining subject to outstanding Awards and (iii) the option or purchase price in respect of such shares. In the event of any such change in capitalization of the Company, the Committee may make such additional adjustments in the number and class of shares of Stock or other securities with respect to which outstanding Awards are exercisable and with respect to which future Awards may be granted as the Committee in its sole discretion shall deem equitable or appropriate, subject to the provisions of Section 18 below. In the event the Stock is changed into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Stock within the meaning of the Plan. Except (i) as expressly provided in the preceding sentences or (ii) for any distribution or adjustment made with respect to outstanding shares of Restricted Stock in connection with a distribution or adjustment made with respect to all other outstanding shares of Stock, any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Stock subject to any Award. The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to the Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

      (c) Substitute Awards. The Company may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another corporation who concurrently become employees of the Company or a Subsidiary, as the result of a merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Committee may direct that the substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.
      4.     Eligibility. Participants in the Plan will be such officers and other key employees of the Company and its Subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its Subsidiaries and who are selected from time to time by the Committee, in its sole discretion. In the case of Awards payable in Stock, no participant shall be granted during any fiscal year the right to acquire pursuant to Awards granted under the Plan more than 1,000,000 shares of Stock. In the case of Awards payable in cash, no participant shall be granted Awards entitling the participant to receive more than $10,000,000 in compensation during the life of the Plan or during the period within which Awards may be payable under the Plan.
      5.     Administration of the Plan. The Plan shall be administered by the Board, the Committee or such other committee of the Board, composed of not less than two Non-Employee Directors who shall be appointed by the Board and who shall serve at the pleasure of the Board. (All references to the Committee hereinafter shall also be deemed to refer to the Board.) The Committee shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the officers and other key employees of the Company and its Subsidiaries to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Unrestricted Stock Awards, Deferred Stock Awards, Performance Units Awards, and any Other Stock-Based Awards, or any combination of the foregoing, granted to any one or more participants;

(iii) to determine the number of shares to be covered by any Award;

(iv) to establish the terms and conditions of any Award, including, but not limited to:

(A) the share price;

(B) any restriction or limitation on the grant, vesting or exercise of any Award including, but not limited to, the attainment (and certification of the attainment) of one or more performance goals based on one or more (or any combination) of the following business criteria that may apply to the individual participant, a Company business unit, or the Company as a whole: revenues, net income (before or after tax), earnings, earnings per share, shareholders’ equity, return on equity, assets, return on assets, capital, return on capital, book value, economic value added, operating margins, profit margins, cash flow, shareholder return, expenses, sales or market share, expense management, return on investment, improvements in capital structure, net revenue per employee, profitability of an identifiable business unit or product, or stock price, or shall be based on any one or more (or any combination) of the foregoing business criteria before the effect of acquisitions, divestitures, accounting changes, restructuring or other special charges or extraordinary items, to the extent the Committee specifies, when granting the Award, that the effect of any such extraordinary items shall be disregarded; and

(C) any waiver of vesting, acceleration or forfeiture provisions regarding any Stock Option or other Award and the Stock relating thereto, based on such factors as the Committee shall determine; and

(v) to determine whether, to what extent and under what circumstances Stock and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant, and whether and to what extent the Company shall pay or credit amounts equal to interest (at rates determined by the Committee), dividends or deemed dividends on such deferrals.

      Subject to the provisions of the Plan, the Committee shall have full and conclusive authority to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the respective Award agreements and to make all other determinations necessary or advisable for the proper administration of the Plan. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Any determination made by the Committee pursuant to the provisions of the Plan with respect to any Award shall be made in its sole discretion at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions by the Committee made pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.
      6.     Limitations on Term and Date of Awards.
      (a) Duration of Awards. Subject to Section 19(c) below, no restrictions or limitations on any Award shall extend beyond ten years from the grant date, except that deferrals of the receipt of Stock or other benefits under the Plan elected by participants may extend beyond such date.
      (b) Term. No Award shall be granted more than ten years after the effective date of the Plan as specified in Section 20 below, but then outstanding Awards may extend beyond such date.
      7.     Stock Options. Stock Options may be granted alone or in addition to other Awards and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Each Stock Option shall be clearly identified as to its status as an Incentive Stock Option or a Non-Qualified Stock Option at the date of grant. To the extent that any Stock Option denominated as an Incentive Stock Option does not qualify as an “incentive stock option” within the meaning of Section 422 of the Code, it shall constitute a separate Non-Qualified Stock Option. Stock Options granted under the Plan shall be subject to the following terms and conditions and shall be evidenced by option agreements, which shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a) Option Price. The option price per share of Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and set forth in the option agreement but shall be (i) in the case of Incentive Stock Options, not less than 100% of the Fair Market Value on the date of grant and (ii) in the case of Non-Qualified Stock Options, not less than 50% of Fair Market Value on the date of grant; provided, however, that the option price per share of Stock purchasable under a Non-Qualified Stock Option may also be the par value per share of Stock. If an officer or key employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation, and an Incentive Stock Option is granted to such officer or key employee, the option price shall be no less than 110% of the Fair Market Value on the date of grant. The grant of a Stock Option shall occur on the date the Committee by resolution designates an officer or employee to receive a grant of a Stock Option, determines the number of shares of Stock covered by the Stock Option and specifies the terms and provisions of the option agreement.

(b) Option Term. Unless an option agreement provides for a shorter exercise period, any Stock Option shall be exercisable not later than ten years after the Stock Option is granted; provided, however, that if an Incentive Stock Option is granted to an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation, the term of such Incentive Stock Option shall be no more than five years from the date of grant.

(c) Exercisability. Stock Options shall be exercisable at such time or times and subject to such terms and conditions, and in such amounts, as the Committee shall specify in the option agreement. Notwithstanding the foregoing, subsequent to the grant of a Stock Option, the Committee, at any time before the complete expiration of such Stock Option, may accelerate the time or times at which such Stock Option may be exercised in whole or in part. Except as provided in subsections (f), (g), (h) and (i) below, a Stock Option may not be exercised by the holder unless the holder is then, and continually after the grant of the Stock Option has been, an employee of the Company or one of its Subsidiaries.

(d) Method of Exercise. Stock Options may be exercised at any time during the option period by giving written notice of exercise to the Company specifying the number of shares to be purchased. Except as provided in subsection (k) below, such notice shall be accompanied by payment in full of the purchase price, either by certified or bank check or other instrument acceptable to the Committee, or by delivery of shares of Stock as provided in this subsection. As determined by the Committee, in its discretion, at (or, in the case of Non-Qualified Stock Options, at or after) the time of grant, payment in full or part may also be made in the form of shares of Stock not then subject to restrictions (but which may include shares the disposition of which constitutes a disqualifying disposition for purposes of obtaining incentive stock option treatment under the Code). Shares of Stock so surrendered shall be valued at Fair Market Value on the exercise date. Except as provided in subsection (k) below, no shares of Stock shall be issued until full payment therefor has been made. An optionee shall have all of the rights of a shareholder of the Company, including the right to vote the shares and the right to receive dividends, with respect to shares subject to a Stock Option when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 19(c) below.

(e) Transferability of Options. Options considered to be “Incentive Stock Options” under the Plan shall not be transferable by the optionee otherwise than by will or under the laws of descent and distribution and shall be exercisable, during his or her lifetime, only by him or her or by the guardian or legal representative of the optionee. Options which are deemed to be “Non qualified” Stock Options under the Plan and other grants under the Plan shall only be transferable by the optionee either (i) by will or under the laws of descent and distribution, or (ii) to optionee’s spouse, parents, children, grandchildren, brothers, sisters, or to a partnership or corporation controlled by any of the aforementioned parties. Such permitted transfer may be by will or intestate succession or by inter vivos transfer.

(f) Termination by Death. If an optionee’s employment with the Company or any Subsidiary terminates by reason of death, any Stock Option held by such optionee may thereafter be exercised, to the extent exercisable at the time of death (or on such accelerated basis as the Committee shall at any time determine), by the legal representative or legatee of the optionee, for a period of one year (or such other period as the Committee shall specify at or after the time of grant) from the date of death or until the expiration of the stated term of the Stock Option, whichever period is the shorter.

(g) Termination by Disability. If an optionee’s employment with the Company or any Subsidiary terminates by reason of Disability, any Stock Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable at the time of termination (or on such accelerated basis as the Committee may at any time determine) for a period of one year (or such other period as the Committee shall specify at or after the time of grant) from the date of such termination or until the expiration of the stated term of the Stock Option, whichever period is the shorter. Except as otherwise provided by the Committee at the time of grant, the death of an optionee during such exercise period shall extend such period for one year following death, or until the expiration of the stated term of the Stock Option, whichever period is the shorter.

(h) Termination by Retirement. If an optionee’s employment with the Company or any Subsidiary terminates by reason of Retirement, any Stock Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable at the time of Retirement (or on such accelerated basis as the Committee may at any time determine) for a period of (i) in the case of Incentive Stock Options, three months, and (ii) in the case of Non-Qualified Stock Options, one year (or such other period as the Committee shall specify at or after the time of grant), from the date of Retirement or until the expiration of the stated term of the Stock Option, whichever period is the shorter. Except as otherwise provided by the Committee at the time of grant, the death of an optionee during such exercise period shall extend such period for one year following death, or until the expiration of the stated term of the Stock Option, whichever period is the shorter.

(i) Other Termination. Unless otherwise determined by the Committee, if an optionee’s employment with the Company or any Subsidiary terminates for any reason other than death, Disability or Retirement, the Stock Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable at the time of termination, for a period of thirty (30) days from the date of such termination or until the expiration of the stated term of the Stock Option, whichever period is the shorter.

(j) Form of Settlement. The Committee may provide in the option agreement that upon receipt of written notice of exercise, the Committee may elect to settle all or a part of the portion of any Stock Option so exercised by paying the optionee an amount, in cash or Stock, equal to the excess of the Fair Market Value of the Stock over the exercise price (the “Spread Value”) (determined on the date the Stock Option is exercised).

(k) Procedure for Certain Credit Assisted Transactions. To the extent not inconsistent with the provisions of Section 422 of the Code or Rule 16b-3, any optionee desiring to obtain credit from a broker, dealer or other “creditor” as defined in Regulation T issued by the Board of Governors of the Federal Reserve System (provided that such broker, dealer or creditor has been approved by the Committee) to assist in exercising a Stock Option may deliver to such creditor an exercise notice properly executed by such optionee with respect to such Stock Option, together with instructions to the Company to deliver the resulting Stock to the creditor for deposit into a designated account. Upon receipt of such exercise notice and related instructions in a form acceptable to the Company, the Company shall confirm to the creditor that it will deliver to the creditor the Stock covered by such exercise notice and instructions promptly following receipt of the exercise price from the creditor. To the extent not inconsistent with the provisions of Section 422 of the Code or Rule 16b-3, upon request the Company may in its discretion, but shall not be obligated to, deliver to the creditor shares of Stock resulting from an assisted exercise prior to receipt of the option price for such shares if the creditor has delivered to the Company, in addition to the other documents contemplated hereby, the creditor’s agreement to pay the Company such exercise price in cash within five days after delivery of such shares. The credit assistance contemplated hereby may include a margin loan by the creditor secured by the Stock purchased upon exercise of a Stock Option or an immediate sale of some or all of such Stock by the creditor to obtain or recover the option price that the creditor has committed to pay to the Company.

(l) Special Provisions Relating to Incentive Stock Options. At the time any Incentive Stock Option granted under the Plan is exercised, the Company shall be entitled to legend the certificates representing the shares of Stock purchased pursuant to such Incentive Stock Option to clearly identify them as representing shares purchased upon exercise of an Incentive Stock Option that may be subject to income tax withholding requirements as set forth in Section 15 below. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the affected optionee, to disqualify any Incentive Stock Option under Section 422 of the Code.

      8.     Stock Appreciation Rights.
      (a) General. A Stock Appreciation Right is an Award entitling the recipient to receive an amount in cash or shares of Stock (or forms of payment permitted under subsection (d) below) or a combination thereof having a value equal to (or if the Committee shall so determine at time of grant, less than) the excess of the Fair Market Value of a share of Stock on the date of exercise over the Fair Market Value of a share of Stock on the date of grant (or over the option exercise price, if the Stock Appreciation Right was granted in tandem with a Stock Option) multiplied by the number of shares with respect to which the

Stock Appreciation Right shall have been exercised, with the Committee having the right to determine the form of payment.
      (b) Grant and Exercise. Stock Appreciation Rights may be granted in tandem with, or independently of, any Stock Option granted under the Plan. In the case of a Stock Appreciation Right granted in tandem with a Non-Qualified Stock Option, such Stock Appreciation Right may be granted either at or after the time of grant of such option. In the case of a Stock Appreciation Right granted in tandem with an Incentive Stock Option, such Stock Appreciation Right may be granted only at the time of grant of such option. A Stock Appreciation Right or applicable portion thereof granted in tandem with a Stock Option shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option, except that a Stock Appreciation Right granted with respect to less than the full number of shares covered by a related Stock Option shall not be reduced until the exercise or termination of the related Stock Option exceeds the number of shares not covered by the Stock Appreciation Right.
      (c) Terms and Conditions. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Committee, including the following:

(i) Stock Appreciation Rights granted in tandem with Stock Options shall be exercisable only at such time or times and to the extent that the related Stock Option shall be exercisable. Upon the exercise of a Stock Appreciation Right, the applicable portion of any related Stock Option shall be surrendered.

(ii) Stock Appreciation Rights granted in tandem with a Stock Option shall be transferable only with such Stock Option. Stock Appreciation Rights shall not be transferable otherwise than by will or the laws of descent and distribution. All Stock Appreciation Rights shall be exercisable during the participant’s lifetime only by the participant or the participant’s legal representative or guardian.

(iii) Stock Appreciation Right granted in tandem with an Incentive Stock Option may be exercised only when the market price of the Stock subject to the Incentive Stock Option exceeds the exercise price of such option.
      (d) Form of Settlement. Subject to Section 19(c) below, shares of Stock issued upon exercise of a Stock Appreciation Right shall be free of all restrictions under the Plan, except as otherwise provided in this subsection (d). The Committee may provide at time of grant of a Stock Appreciation Right that such shares shall be in the form of Restricted Stock or rights to acquire Deferred Stock or may reserve the right to provide so at any time after the date of grant. Any such shares and any shares subject to rights to acquire Deferred Stock shall be valued at Fair Market Value on the date of exercise of the Stock Appreciation Right without regard to any restrictions or deferral limitations.
      (e) Rules Relating to Exercise. Where a Stock Appreciation Right relates to an Incentive Stock Option, the Committee may prescribe, by rule of general application, such other measure of value as it may determine but not in excess of an amount consistent with the qualification of such Stock Option as an “incentive stock option” under Section 422 of the Code.
      9.     Restricted Stock.
      (a) General. A Restricted Stock Award is an Award entitling the recipient to acquire shares of Stock, subject to such conditions, including the right of the Company during a specified period or periods to repurchase such shares at their original price or to require forfeiture of such shares (if no cash consideration was paid) upon the participant’s termination of employment, as the Committee may determine at the time of grant. Shares of Restricted Stock may be granted or sold in respect of past services or other valid consideration.
      (b) Award Agreement and Certificates. A participant who is granted a Restricted Stock Award shall have no rights with respect to such Award unless the participant shall have accepted the Award within sixty days (or such shorter period as the Committee may specify) following the Award date by executing and delivering to the Company a Restricted Stock Award agreement in such form as the Committee shall determine and by making payment to the Company by certified or bank check or other instrument acceptable to the Committee for any cash consideration required to be paid in connection with such Restricted Stock Award. Each participant receiving a Restricted Stock Award shall be issued a certificate in respect of such shares of Restricted Stock. Such certificate shall be registered in the name of the participant and deposited with the Company or its designee, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award, substantially in the following form:

“This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in the Encore Medical Corporation 1996 Incentive Stock Plan and an agreement entered into between the registered owner and Encore Medical Corporation. Release from such terms and conditions shall be obtained only in accordance with the provisions of the Plan and the Agreement, copies of which are on file in the office of the Secretary of Encore Medical Corporation, located in its corporate headquarters in Austin, Texas.
The Committee may require that, as a condition of any Restricted Stock Award, the participant shall have delivered to the Company a stock power, endorsed in blank, relating to the Stock covered by such Award.
      (c) Rights as a Shareholder. Upon complying with subsection (b) above, a participant shall have all the rights of a shareholder with respect to the Restricted Stock, including voting and dividend rights, subject to nontransferability restrictions, Company repurchase or forfeiture rights and any other condition described in this Section 9 or contained in the Restricted Stock Award agreement. The Restricted Stock Award agreement may require or permit the immediate payment, waiver, deferral, or investment of dividends paid on the Restricted Stock.
      (d) Restrictions. Shares of Restricted Stock may not be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of except as specifically provided herein and in the Restricted Stock Award agreement. The Committee shall specify the date or dates (which may depend upon or be related to the attainment of performance goals or such other factors or criteria as the Committee shall determine) on which the non-transferability of the Restricted Stock and the obligation to forfeit or resell such shares to the Company shall lapse. The Committee may provide for the lapse of such restrictions in installments and at any time may accelerate such date or dates and otherwise waive or, subject to Section 18 below, amend any terms and conditions of the Award. Except as otherwise may be provided in the Award agreement or determined by the Committee at any time after the date of grant, in the event of termination of employment of a participant with the Company and its Subsidiaries for any reason (including death), the participant or the participant’s legal representative shall resell to the Company, at the cash consideration paid therefor, all Restricted Stock, and the Company shall purchase such shares at that price, or if no cash consideration was paid, all shares of Restricted Stock awarded to the participant shall automatically be forfeited to the Company. Any shares of Stock or other securities of the Company or any other entity that are issued as a distribution on, or in exchange for, Restricted Stock or into which Restricted Stock is converted as a result of a recapitalization, stock dividend, distribution of securities, stock split or combination of shares or a merger, consolidation or sale of substantially all of the assets of the Company shall be subject to the restrictions set forth in the Restricted Stock Award agreement, which shall inure to the benefit of any surviving or successor corporation that is the issuer of such securities. Upon the lapse of the restrictions applicable to a participant’s Restricted Stock, certificates for shares of Stock free of any restrictive legend shall be delivered to the participant or his legal representative or guardian.
      (e) Section 83(b) Election. Any Restricted Stock Award agreement may provide that the participant may not elect to be taxed with respect to such Award in accordance with Section 83(b) of the Code.
      10.     Unrestricted Stock. The Committee may, in its sole discretion, grant or sell to any participant shares of Stock free of restrictions under the Plan (“Unrestricted Stock”). Shares of Unrestricted Stock may be granted or sold in respect of past services or other valid consideration. Any purchase of Unrestricted Stock by a recipient must take place within sixty days after the time of grant of the right to purchase such shares.

      11.     Deferred Stock Awards.
      (a) General. A Deferred Stock Award is an Award entitling the recipient to acquire shares of Stock without payment in one or more installments at a future date or dates, all as determined by the Committee. The Committee may also condition such acquisition on the attainment of specified performance goals or such other factors or criteria as the Committee shall determine.
      (b) Award Agreement. A participant who is granted a Deferred Stock Award shall have no rights with respect to such Award unless within sixty days of the grant of such Award (or such shorter period as the Committee may specify) the participant shall have accepted the Award by executing and delivering to the Company a Deferred Stock Award agreement.
      (c) Restriction on Transfer. Deferred Stock Awards and rights with respect to such Awards may not be sold, assigned, transferred, pledged or otherwise encumbered. Rights with respect to such Awards shall be exercisable during the participant’s lifetime only by the participant or the participant’s legal representative or guardian.
      (d) Rights as a Shareholder. A participant receiving a Deferred Stock Award will have rights of a shareholder only as to shares actually received by the participant under the Plan and not with respect to shares subject to the Award but not actually received by the participant. A participant shall be entitled to receive a certificate for shares of Stock only upon satisfaction of all conditions specified in the Deferred Stock Award agreement.
      (e) Elective Deferral. A participant may elect to further defer receipt of the Stock payable under a Deferred Stock Award (or an installment of the Award) for a specified period or until a specified event, subject in each case to the Committee’s approval and under such terms as determined by the Committee. Subject to any exceptions adopted by the Committee, such election must generally be made at least 12 months prior to completion of the deferral period for the Award (or for such installment of the Award).
      (f) Termination. Except as may otherwise be provided in the Deferred Stock Award agreement, a participant’s rights in all Deferred Stock Awards shall automatically terminate thirty (30) days after the participant’s termination of employment with the Company or any of its Subsidiaries for any reason excluding death, in which case the participant’s rights shall automatically terminate one (1) year after such termination. Unless otherwise provided in the terms of an Award, at any time prior to the participant’s termination of employment, the Committee may in its discretion accelerate, waive, or, subject to Section 18 below, amend any or all of the restrictions or conditions imposed under any Deferred Stock Award.
      (g) Payments in Respect of Deferred Stock. Without limiting the right of the Committee to specify different terms, the Deferred Stock Award agreement may either make no provisions for, or may require or permit the immediate payment, deferral, or investment of amounts equal to, or less than, any cash dividends that would have been payable on the Deferred Stock had such Stock been outstanding, all as determined by the Committee in its sole discretion.
      12.     Performance Unit Awards.
      (a) General. A Performance Unit Award is an Award entitling the recipient to acquire cash or shares of Stock, or a combination of cash and shares of Stock, upon the attainment of specified performance goals. The Committee in its sole discretion shall determine whether and to whom Performance Unit Awards shall be made, the performance goals applicable under each such Award, the periods during which performance is to be measured and all other limitations and conditions applicable to a Performance Unit Award. Performance goals may vary from participant to participant and between groups of participants and shall be based upon such Company, business unit or individual performance factors or criteria as the Committee may deem appropriate, including those factors described in Section 5(iv)(B) above. Performance periods may overlap and participants may participate simultaneously with respect to Performance Unit Awards that are subject to different performance periods and different performance goals. The Committee may adjust the performance goals and periods applicable to a Performance Unit Award to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or exclusion of the impact of extraordinary or unusual items, events or circumstances in order to avoid windfalls or hardships. Performance Units may be awarded independent of or in connection with the grant of any other Award under the Plan.
      (b) Award Agreement. A participant shall have no rights with respect to a Performance Unit Award unless within sixty days of the grant of such Award (or such shorter period as the Committee may specify) the participant shall have accepted the Award by executing and delivering to the Company a Performance Unit Award agreement.
      (c) Restrictions on Transfer. Performance Unit Awards and all rights with respect to such Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, and if exercisable over a specified period, shall be exercisable during the participant’s lifetime only by the participant or the participant’s legal representative or guardian.
      (d) Rights as a Shareholder. A participant receiving a Performance Unit Award will have rights of a shareholder only as to shares of Stock actually received by the participant under the Plan and not with respect to shares subject to the Award but not actually received by the participant. A participant shall be entitled to receive a certificate evidencing the acquisition of shares of Stock under a Performance Unit Award only upon satisfaction of all conditions specified in the Performance Unit Award agreement.
      (e) Termination. Unless otherwise provided in the terms of an Award, except as may otherwise be provided by the Committee at any time prior to the termination of employment, a participant’s rights and all Performance Unit Awards shall automatically terminate thirty (30) days after the participant’s termination of employment by the Company and its Subsidiaries for any reason excluding death, in which case the participant’s rights shall automatically terminate one (1) year after such termination.
      (f) Acceleration; Waiver. At any time prior to the participant’s termination of employment with the Company and its Subsidiaries, by death or disability [or retirement], the Committee may in its sole discretion accelerate, waive, or, subject to Section 18 below, amend any or all of the goals, restrictions or conditions imposed under any Performance Unit Award.
      (g) Exercise. The Committee in its sole discretion shall establish procedures to be followed in exercising any Performance Unit Award, which procedures shall be set forth in the Performance Unit Award agreement. The Committee may at any time provide that payment under a Performance Unit Award shall be made, upon satisfaction of the applicable performance goals, without any exercise by the participant. Except as otherwise specified by the Committee, (i) a Performance Unit granted in tandem with a Stock Option may be exercised only while the Stock Option is exercisable, and (ii) the exercise of a Performance Unit granted in tandem with any Award shall reduce the number of shares of Stock subject to the related Award on such basis as is specified in the Performance Unit Award agreement.
      13.     Other Stock-Based Awards.
      (a) General. The Committee may grant other Awards under which Stock is or may in the future be acquired (“Other Stock-Based Awards”). Such Awards may include, without limitation, debt securities convertible into or exchangeable for shares of Stock upon such conditions, including attainment of performance goals, as the Committee shall determine. Subject to the purchase price limitations in subsection (b) below, such convertible or exchangeable securities may have such terms and conditions as the Committee may determine at the time of grant. However, no convertible or exchangeable debt shall be issued unless the Committee shall have provided (by the Company’s right of repurchase, right to require conversion or exchange, or other means deemed appropriate by the Committee) a means of avoiding any right of the holders of such debt to prevent a Company transaction by reason of covenants in such debt.
      (b) Purchase Price; Form of Payment. The Committee may determine the consideration, if any, payable upon the issuance or exercise of an Other Stock-Based Award. The Committee may permit payment by certified check, bank check or other instrument acceptable to the Committee or by surrender of other shares of Stock (excluding shares then subject to restrictions under the Plan).
      (c) Forfeiture of Awards; Repurchase of Stock; Acceleration or Waiver of Restrictions. The Committee may determine the conditions under which an Other Stock-Based Award shall be forfeited or, in the case of an Award involving a payment by the recipient, the conditions under which the Company may or must repurchase such Award or related Stock. The Committee may in its sole discretion, at any time prior to a participant’s termination of employment with the Company and its Subsidiaries, by death or disability [or retirement], accelerate, waive, or, subject to Section 18 below, amend any or all of the limitations or conditions imposed under any Other Stock-Based Award.
      (d) Award Agreements. Unless otherwise provided in the terms of an Award, a participant shall have no rights with respect to any Other Stock-Based Award unless within sixty days after the grant of such Award (or such shorter period as the Committee may specify) the participant shall have accepted the Award by executing and delivering to the Company an Other Stock-Based Award agreement.
      (e) Restrictions on Transfer. Other Stock-Based Awards may not be sold, assigned, transferred, pledged, or encumbered except as may be provided in the Other Stock-Based Award agreement. However, in no event shall any Other Stock-Based Award be transferred other than by will or by the laws of descent and distribution or be exercisable during the participant’s lifetime by other than the participant or the participant’s legal representative or guardian.
      (f) Rights as a Shareholder. A recipient of any Other Stock-Based Award will have rights of a shareholder only at the time and to the extent, if any, specified by the Committee in the Other Stock-Based Award agreement.
      (g) Deemed Dividend Payments; Deferrals. Without limiting the right of the Committee to specify different terms, an Other Stock-Based Award agreement may require or permit the immediate payment, waiver, deferral, or investment of dividends or deemed dividends payable or deemed payable on Stock subject to the Award.
      14.     Supplemental Grants.
      (a) Loans. The Company may in its sole discretion make a loan to the recipient of an Award hereunder, either on or after the date of grant of such Award. Such loans may be either in connection with exercise of a Stock Option, a Stock Appreciation Right or an Other Stock-Based Award, in connection with the purchase of shares under any Award, or in connection with the payment of any federal, state and local income taxes in respect of income recognized under an Award. The Committee shall have full authority to decide whether to make a loan hereunder and to determine the amount, term, and provisions of any such loan, including the interest rate (which may be zero) charged in respect of any such loan, whether the loan is to be secured or unsecured, the terms on which the loan is to be repaid and the conditions, if any, under which it may be forgiven. However, no loan hereunder shall provide or reimburse to the borrower the amount used by him for the payment of the par value of any shares of Stock issued, have a term (including extensions) exceeding ten years in duration or be in amount exceeding the total exercise or purchase price paid by the borrower under an Award or for related Stock under the Plan plus an amount equal to the cash payment permitted in subsection (b) below.
      (b) Cash Payments. The Committee may, at any time and in its discretion, authorize a cash payment, in respect of the grant or exercise of an Award under the Plan or the lapse or waiver of restrictions under an Award, which shall not exceed the amount that would be required in order to pay in full the federal, state and local income taxes due as a result of income recognized by the recipient as a consequence of (i) the receipt of an Award or the exercise of rights thereunder and (ii) the receipt of such cash payment. The Committee shall have complete authority to decide whether to make such cash payments in any case, to make provisions for such payments either simultaneously with or after the grant of the associated Award, and to determine the amount of any such payment.

      15.     Withholding. Whenever the Company proposes or is required to issue or transfer shares of Stock under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. If a participant surrenders shares of Stock acquired pursuant to the exercise of an Incentive Stock Option in payment of the option price of a Stock Option or the purchase price under another Award, and such surrender constitutes a disqualifying disposition for purposes of obtaining incentive stock option treatment under the Code, the Company shall have the right to require the participant to remit to the Company an amount sufficient to satisfy any federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any federal, state and local withholding tax requirements. A recipient may elect, with respect to any Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock Award, Unrestricted Stock Award, Deferred Stock Award, Performance Unit Award or Other Stock-Based Award that is paid in whole or in part in Stock, to surrender or authorize the Company to withhold shares of Stock (valued at Fair Market Value on the date of surrender or withholding of the shares) in satisfaction of all such withholding requirements. The Committee shall have the discretion to provide (by general rule or a provision in the specific Award agreement) that, at the election of the recipient, “federal, state and local withholding tax requirements” shall be deemed to be any amount designated by the recipient that does not exceed his estimated federal, state and local tax obligations associated with the transaction, including FICA taxes to the extent applicable.
      16.     Merger; Liquidation. If the Company shall be the surviving corporation in any merger, recapitalization or similar reorganization, the holder of each outstanding Stock Option shall be entitled to purchase, at the same times and upon the same terms and conditions as are then provided in the Stock Option, the number and class of shares of Stock or other securities to which a holder of the number of shares of Stock subject to the Stock Option at the time of such transaction would have been entitled to receive as a result of such transaction, and a corresponding adjustment shall be made in connection with determining the value of any related Stock Appreciation Right. In the event of any such change in capitalization of the Company, the Committee may make such additional adjustments in the number and class of shares of stock or other securities with respect to which outstanding Awards are exercisable and with respect to which future Awards may be granted as the Committee in its sole discretion shall deem equitable or appropriate, subject to the provisions of Section 18 below. In the event of dissolution or liquidation of the Company or a merger in which the Company is not the surviving corporation, the Committee in its sole discretion may, as to any outstanding Awards, make such substitution or adjustment in the aggregate number of shares reserved for issuance under the Plan and in the number or purchase price (if any) of shares subject to such Awards as it may determine, or accelerate, amend, or terminate such Awards upon such terms and conditions as it shall provide, which, in the case of the termination of the vested portion of any Award, shall require payment or other consideration that the Committee deems equitable in the circumstances.
      17.     Unfunded Status of Plan. With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a participant, a participant shall have no rights greater than those of a general creditor of the Company unless the Committee shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards, provided that the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.
      18.     Amendments and Termination. The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuance shall be made that would impair the rights of an optionee under a Stock Option or a recipient of another Award theretofore granted without the optionee’s or recipient’s consent; provided, however, that any alteration or amendment that would require shareholder approval in order for the Plan to continue to meet any applicable legal or regulatory requirements shall be effective only if it is approved by the shareholders of the Company in the manner required thereby. Unless otherwise provided in the terms of an Award, the Committee may at any time decrease or cancel any outstanding Award (or provide substitute Awards at the same or a reduced exercise or purchase price or with no exercise or purchase price, but such price, if any, must satisfy the requirements that would apply to the substitute or amended Award if it were then initially granted under the Plan) for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the recipient’s consent.
      19.     General Provisions.
      (a) Transfers. For purposes of the Plan, the transfer to the employment by the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another, shall not be deemed a termination of employment.
      (b) Leaves of Absence. The Committee may in its discretion determine whether a leave of absence constitutes a termination of employment for purposes of the Plan and the impact, if any, of such leave of absence on Awards previously granted to a holder who takes a leave of absence.
      (c) Restrictions on Delivery and Sale of Shares. Each Award granted under the Plan is subject to the condition that if at any time the Committee, in its discretion, shall determine that the listing, registration or qualification of the Stock covered by such Award upon any securities exchange or under any state or federal law is necessary or desirable as a condition of or in connection with the granting of such Award or the purchase or delivery of Stock thereunder, the delivery of any or all shares pursuant to such Award may be withheld unless and until such listing, registration or qualification shall have been effected. If a registration statement is not in effect under the Securities Act of 1933, as amended, or any applicable state securities laws with respect to the shares of Stock purchasable or otherwise deliverable under Awards then outstanding, the Committee may require, as a condition of any delivery of Stock pursuant to an Award, that the recipient of Stock represent, in writing, that the shares received pursuant to the Award are being acquired for investment and not with a view to distribution and agree that the Stock will not be disposed of except pursuant to an effective registration statement, unless the Company shall have received an opinion of counsel that such disposition is exempt from such requirement under the Securities Act of 1933, as amended, and any applicable state securities laws. The Company may endorse on certificates representing shares delivered pursuant to an Award such legends referring to the foregoing representations or restrictions or any applicable restrictions on resale as the Company, in its discretion, shall deem appropriate.
      (d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; such arrangements may be either generally applicable or applicable only in specific cases. The adoption of the Plan does not confer upon any employee any right to continued employment with the Company or a Subsidiary, or affect the right of the Company or any Subsidiary to terminate the employment of any of its employees at any time.
      (e) Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Texas.
      20.     Effective Date. The Plan shall become effective on November 8, 1996, the date of its adoption by the Board, subject, however, to the approval of the Plan by the shareholders of the Company at their next Annual Meeting, or sooner if presented for approval by the shareholders prior to such Annual Meeting. Subject to approval by the shareholders, and to the requirement that no Stock may be issued hereunder prior to such approval, Awards may be granted hereunder on and after adoption of the Plan by the Board. Unless shareholder approval is obtained by November 7, 1997, this Plan and any Award granted hereunder shall become void thereafter.

ANNEX E
CONSOLIDATED FINANCIAL DATA OF COMPEX
Financial Statement Index

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Stockholders of Compex Technologies, Inc.
      We have audited the accompanying consolidated balance sheets of Compex Technologies, Inc. as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. Our audits also included the financial statement schedule listed in the index at Item 21. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compex Technologies, Inc. at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Compex Technologies, Inc.’s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 12, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
September 12, 2005

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30

	2004	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,198,832	$3,044,158
Receivables, less reserves of $17,665,865 and $19,250,165 at June 30, 2004 and 2005, respectively	28,802,468	37,268,582
Inventories
Raw materials	1,037,944	1,280,370
Work in process	10,765	417,090
Finished goods	11,941,708	13,656,012
Deferred tax assets	6,008,936	6,108,627
Prepaid expenses	3,646,300	3,217,406

Total current assets	54,646,953	64,992,245
Property, plant, and equipment, net	4,798,656	5,902,780
Goodwill, net	15,501,566	16,630,871
Other intangible assets, net	908,841	1,636,682
Deferred tax assets	224,679	13,396
Other assets	128,701	142,617

Total assets	$76,209,396	$89,318,591

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$1,268,910	$1,614,596
Notes payable	2,200,000	7,500,000
Accounts payable	5,678,181	7,421,609
Accrued liabilities —
Payroll	1,990,591	2,719,545
Commissions	917,068	1,073,365
Income taxes	1,731,444	1,368,679
Other	3,377,681	4,735,831

Total current liabilities	17,163,875	26,433,625

LONG-TERM LIABILITIES
Long-term debt	2,436,200	4,127,019
Deferred tax liabilities	278,286	438,734

Total liabilities	19,878,361	30,999,378

STOCKHOLDERS’ EQUITY
Common stock, $.10 par value: 30,000,000 shares authorized; issued and outstanding 12,425,747 and 12,526,880 shares at June 30, 2004 and 2005, respectively	1,242,574	1,252,688
Preferred stock, no par value: 5,000,000 shares authorized; none issued and outstanding	—	—
Additional paid in capital	32,887,912	33,440,966
Unearned compensation on restricted stock	(119,370)	(47,329)
Accumulated other non-owner changes in equity	2,340,916	1,142,604
Retained earnings	19,979,003	22,530,284

Total stockholders’ equity	56,331,035	58,319,213

Total liabilities and stockholders’ equity	$76,209,396	$89,318,591

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30

	2003	2004	2005

Net sales and rental revenue	$75,459,916	$85,960,663	$96,074,039
Cost of sales and rentals	22,578,263	28,435,680	30,944,542

Gross profit	52,881,653	57,524,983	65,129,497
Operating expenses:
Selling and marketing	29,969,004	35,763,300	41,548,556
General and administrative	12,201,022	14,197,056	16,440,874
Research and development	2,122,659	2,554,290	2,497,671

Total operating expenses	44,292,685	52,514,646	60,487,101

Income from operations	8,588,968	5,010,337	4,642,396
Other income (expense):
Interest expense	(428,467)	(517,717)	(467,948)
Other	109,054	84,747	81,948

Income before income taxes	8,269,555	4,577,367	4,256,396
Income tax provision	3,308,000	1,527,000	1,705,115

Net income	$4,961,555	$3,050,367	$2,551,281

Net income per common and common equivalent share
Basic	$0.45	$0.26	$0.20

Diluted	$0.45	$0.24	$0.20

Weighted average number of shares outstanding
Basic	10,951,808	11,804,768	12,472,204

Diluted	11,068,860	12,683,587	12,853,262

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30

					Accumulated
					Other
	Common Stock		Additional	Unearned	Non-Owner		Total
			Paid-In	Compensation on	Changes in	Retained	Stockholders’
	Shares	Amount	Capital	Restricted Stock	Equity	Earnings	Equity

Balance, June 30, 2002	10,922,618	$1,092,262	$21,564,096	$(77,813)	$735,564	$11,967,081	$35,281,190

Net Income	—	—	—	—	—	4,961,555	4,961,555
Translation adjustments	—	—	—	—	1,134,619	—	1,134,619

Total comprehensive income	—	—	—	—	—	—	6,096,174
Exercise of stock options and related tax benefits	58,226	5,823	156,485	—	—	—	162,308
Common stock issued through Employee Stock Purchase Plan	5,125	512	20,397	—	—	—	20,909
Amortization of unearned compensation	—	—	—	(15,937)	—	—	(15,937)
Cancelled restricted stock	(37,500)	(3,750)	(90,000)	93,750	—	—	—

Balance, June 30, 2003	10,948,469	$1,094,847	$21,650,978	$—	$1,870,183	$16,928,636	$41,544,644

Net Income	—	—	—	—	—	3,050,367	3,050,367
Translation adjustments	—	—	—	—	470,733	—	470,733

Total comprehensive income	—	—	—	—	—	—	3,521,100
Exercise of stock options and related tax benefits	157,250	15,725	447,744	—	—	—	463,469
Common stock issued through Employee Stock Purchase Plan	57,130	5,713	195,871	—	—	—	201,584
Issuance of restricted stock	20,498	2,049	123,603	(125,652)	—	—	—
Amortization of unearned compensation	—	—	—	6,282	—	—	6,282
Options granted to Non-Employees	—	—	74,007	—	—	—	74,007
Shares issued in stock offering	1,250,000	125,000	10,414,498	—	—	—	10,539,498
Cancelled restricted stock	(7,500)	(750)	(18,000)	—	—	—	(18,750)
Cancellation of subsidiary stock	(100)	(10)	(789)	—	—	—	(799)

Balance, June 30, 2004	12,425,747	$1,242,574	$32,887,912	$(119,370)	$2,340,916	$19,979,003	$56,331,035

Net Income	—	—	—	—	—	2,551,281	2,551,281
Translation adjustments	—	—	—	—	(1,198,312)	—	(1,198,312)

Total comprehensive income	—	—	—	—	—	—	1,352,969
Exercise of stock options and related tax benefits	35,456	3,546	87,098	—	—	—	90,644
Common stock issued through Employee Stock Purchase Plan	65,677	6,568	291,217	—	—	—	297,785
Amortization of unearned compensation	—	—	—	72,041	—	—	72,041
Options granted to Non-Employees	—	—	174,739	—	—	—	174,739
Balance, June 30, 2005	12,526,880	$1,252,688	$33,440,966	$(47,329)	$1,142,604	$22,530,284	$58,319,213

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED JUNE 30

	2003	2004	2005

OPERATING ACTIVITIES:
Net income	$4,961,555	$3,050,367	$2,551,281
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	1,349,988	1,552,485	1,397,621
Amortization	267,018	258,269	270,167
Stock based compensation	(15,937)	60,740	246,780
Change in deferred taxes	80,111	(1,162,347)	270,781
Changes in current assets and liabilities
Receivables	2,011,498	(4,416,548)	(7,451,422)
Inventories	(1,799,677)	776,259	(1,892,524)
Prepaid expenses	(601,051)	(462,147)	418,539
Accounts payable	394,799	24,643	1,302,626
Accrued liabilities	(1,578,475)	(1,686,870)	1,846,941

Net cash provided by (used in) operating activities	5,069,829	(2,005,149)	(1,039,210)

INVESTING ACTIVITIES:
Purchase of property and equipment	(1,163,893)	(1,606,844)	(2,429,617)
Cash paid in asset acquisitions, net of cash received	(3,150,000)	(3,424,563)	(3,300,000)
Sale of fixed assets	350,027	—	—
Change in other assets, net	(6,036)	108,433	(6,312)

Net cash used in investing activities	(3,969,902)	(4,922,974)	(5,735,929)

FINANCING ACTIVITIES:
Proceeds from new debt financing	—	3,835,501	3,300,000
Principal payments on long-term obligations	(2,521,736)	(7,715,240)	(1,238,275)
Proceeds from (payments on) line of credit, net	4,500,000	(2,300,000)	5,300,000
Proceeds from exercise of stock options	162,308	463,469	90,644
Proceeds from employee stock purchase plan	20,909	201,584	297,785
Proceeds from stock offering	—	10,539,498	—

Net cash provided by financing activities	2,161,481	5,024,812	7,750,154

Effect of exchange rates on cash and cash equivalents	(292,051)	46,136	(1,129,689)

Net increase (decrease) in cash and cash equivalents	2,969,357	(1,857,175)	(154,674)
Cash and cash equivalents at beginning of year	2,086,650	5,056,007	3,198,832

Cash and cash equivalents at end of year	$5,056,007	$3,198,832	$3,044,158

Non-cash transaction
Purchase of equipment through capital lease obligation	126,870	—	—
Supplemental cash flow information
Interest paid	$418,121	$517,719	$276,479

Income taxes paid	$2,451,062	$3,105,223	$1,860,857

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

Principles of Consolidation
      The consolidated financial statements include the accounts of Compex Technologies, Inc. and its subsidiaries. All significant inter-company transactions and accounts have been eliminated.

Revenue Recognition and Provisions for Credit Allowances and Returns
      Compex Technologies, Inc. (the “Company”) derives revenue in the United States from medical products and accessories (United States Medical) sales and rentals directly to patients and to wholesalers. The Company also derives revenue in the United States from the sales of consumer products (United States Consumer) to distributors and directly to consumers. In certain non-domestic markets (International), the Company derives revenue primarily from the sales of consumer products to distributors and dealers.
      United States Medical. The direct medical business involves providing products to patients for rent or purchase, the sale of accessories to patients for the ongoing use of such products and billing of the patient’s insurance provider for the products and accessories. The wholesale medical business involves the sale of devices and medical supplies primarily to clinics and medical equipment distributors.
      The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, as amended by SAB No. 104, when each of the following four conditions are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Accordingly, the Company recognizes direct medical revenue, both rental and purchase, when products have been dispensed to the patient and the patient’s insurance has been verified. For medical products that are sold from inventories consigned at clinic locations, the Company recognizes revenue when it receives notice that the product has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization has been obtained from the insurance company, when required. The Company recognizes wholesale medical revenue when it ships its products to its wholesale customers.
      Revenue from the rental of products to patients’ accounts for approximately 16% and 17%, respectively, of the United States Medical revenue for the periods ended June 30, 2005 and 2004, respectively. Revenue from the rental of products is recognized ratably based on the number of days remaining in the month. Products on rental contracts are placed in fixed assets and depreciated over their estimated useful life. All revenue is recognized net of estimated sales allowances and returns.
      The Company has established reserves to account for sales allowances, product returns and rental credits. Sales allowances generally result from agreements with certain insurance providers that permit reimbursement to the Company in amounts that are below the product’s invoice price. This reserve is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The Company estimates the amount of the reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with insurance providers. For patient returns of products after purchase, the amount previously recorded as revenue in a prior period is provided for by reducing gross revenue in the current period. Rental credits result when patients purchase products that they had previously rented. Many insurance providers require patients to rent products for a period of one to three months prior to purchase. If the patient has a long-term need for the product, the insurance companies may authorize purchase of the product by these patients. When the product is purchased, most insurance providers require that rental payments previously made on the product be credited toward the purchase price. These rental credits are processed at the same time the revenue is recorded on the sale of the product. A change in the percentage of medical sales made pursuant to such contracts or a change in

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the number or type of products that are returned could cause the level of these reserves to vary in the future.
      United States Consumer. The U.S. consumer products business involves the sales of products to distributors, sport shops and direct sales to consumers. Revenue is primarily recognized at the time of shipment to distributors, sport shops and direct sales to consumers. A portion of the Company’s inventory is out on consignment with certain distributors and the revenue is not recognized until the distributor sells the product to a consumer. All revenue is recognized net of estimated sales allowances and returns. The Company has established reserves to account for sales allowances and product returns. All consumer products are sold with a 30-day, money back guarantee and the Company estimates the amount of the revenue reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with distributors.
      International. The international products business involves the sales to sports shops, retail shops and health care providers. Revenue is recognized at the time of shipment to dealers, distributors, sport shops and health care providers, direct sales to consumers or upon notification from a health care provider that equipment has been prescribed and provided to a patient and approved by the patient or his/her insurance provider. All revenue is recognized net of estimated sales allowances and product returns. The Company has established reserves to account for sales allowances, product returns and rental credits. The Company estimates the amount of the revenue reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with distributors.

Reserve for Uncollectible Accounts Receivable
      United States Revenue. Revenue from rental and sale of products directly to patients and health care providers accounted for approximately 58% of total revenue in fiscal 2005, 56% in fiscal 2004 and 61% in 2003. A significant portion of the related receivables are from insurance companies or other third party reimbursing agents. The nature of these receivables within this industry has typically resulted in long collection cycles. The process of determining what products will be reimbursed by third party payors and the amounts that they will reimburse is very complex and the reimbursement environment is constantly changing. The Company maintains a reserve for uncollectible receivables, and provides for additions to the reserve, to account for the risk of nonpayment. The Company sets the amount of the reserve, and adjusts the reserve at the end of each reporting period, based on a number of factors, including historical rates of collection, trends in the historical rates of collection and current relationships and experience with insurance companies or other third party payors. If the rates of collection of past-due receivables recorded for previous fiscal periods changes, or if there is a trend in the rates of collection on those receivables, the Company may be required to change the rate at which they provide for additions to the reserve. A change in the rates of the Company’s collections can result from a number of factors, including turnover in personnel, changes in the reimbursement policies or practices of payors, or changes in industry rates of reimbursement. Further, the reserve may be affected by significant charge-offs if a related group of receivables become doubtful. Accordingly, the provision for uncollectible accounts recorded in the income statement has fluctuated and may continue to fluctuate significantly from quarter to quarter as such trends change. Such reserves have gradually increased as third party payors have delayed payments and restricted amounts to be reimbursed for products and services provided by the Company.
      United States Consumer and International. The Company also maintains a reserve for uncollectible accounts that result in non-payment from both distributors and direct customers in its consumer and international business. Because sales in this business are not subject to third party reimbursement, the reserve is based primarily on specific review of accounts and, to a lesser degree, on historical and economic trends.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories are valued at the lower of cost (first-in, first-out basis) or market. For its United States medical business, the Company maintains a large balance of electrical stimulation devices on consignment at clinics and other health care providers that are not under their control. In the course of the Company’s business, some of this product is lost. Although the Company has the right in most cases to seek reimbursement for the lost product from their sales representatives or the health care providers, in some instances the Company foregoes that right in order to maintain favorable relationships. The Company maintains a reserve for the amount of consignment inventory that may be lost based on their experience as developed through periodic field audits.

Property and Equipment
      Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

Building	39 years
Office furniture and equipment	3-10 years
Production equipment	3-5 years
Clinical and rental equipment	5 years

Impairment of Long-Lived Assets
      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Intangibles
      The Company performed the required impairment test of goodwill as of June 30, 2005 and 2004, and determined that no impairment issues existed. The first step of the goodwill impairment test compares the fair value of a reporting unit with the carrying amount of the reporting unit, including goodwill. The Company compared, separately, the fair value of its U.S. medical division and international division with the carrying amount, including goodwill, of each respective division. The fair value of each division exceeded the book value, therefore goodwill was not considered impaired and the second step of the goodwill impairment test, used to measure the amount of the impairment loss, was not required. The Company had no intangible assets with indefinite useful lives as of June 30, 2005 and 2004. At June 30, 2005 and 2004, the Company had $16.6 million and $15.5 million, respectively, of goodwill on its consolidated balance sheet.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the net carrying amount of goodwill were as follows:

	U.S. Medical	International	Consolidated

Goodwill as of June 30, 2003	$1,458,530	$9,124,757	$10,583,287
Acquisition of Filsport Assistance S.r.l.		4,165,369	4,165,369
Effect of exchange rates		189,481	189,481
Elimination of Rehabilicare UK Goodwill		(34,999)	(34,999)
Adjustment of BMR Neurotech Goodwill	598,428		598,428

Goodwill as of June 30, 2004	$2,056,958	$13,444,608	$15,501,566
Acquisition of SpectraBrace, Ltd.	1,158,978		1,158,978
Effect of exchange rates		(29,673)	(29,673)

Goodwill as of June 30, 2005	$3,215,936	$13,414,935	$16,630,871

      Refer to Note 2 for a discussion of the acquisition of SpectraBrace, Ltd.

Other intangible assets included in other assets on the consolidated balance sheets were as follows:

	June 30, 2004			June 30, 2005

	Gross Carrying	Accum.	Net Carrying	Gross Carrying	Accum.	Net Carrying
	Value	Amortization	Amount	Value	Amortization	Amount

Acquired Technology	$1,400,000	$866,043	$533,957	$1,400,000	$1,041,039	$358,961
Non-Compete	850,000	789,848	60,152	850,000	809,853	40,147
Debt Structure Costs	346,970	343,435	3,535	346,970	346,970	—
Patents	36,716	17,745	18,971	36,716	20,367	16,349
Customer List	369,754	77,528	292,226	369,754	148,529	221,225
Customer Relationships	—	—	—	1,000,000	—	1,000,000

Total	$3,003,440	$2,094,599	$908,841	$4,003,440	$2,366,758	$1,636,682

      Aggregate amortization expense recognized for fiscal 2005, 2004, and 2003 was $270,167, $258,269, and $267,018 respectively. The aggregate amortization expense for the five succeeding fiscal years is expected to approximate $1,636,682. Intangible assets with a definite life are amortized on a straight-line basis over estimated useful lives ranging from 3 – 8 years.

Advertising
      Advertising costs, recorded in selling and marketing expense, are expensed upon first showing of the related advertising. Total expense was approximately $4,728,000, $2,748,000, and $550,000 in 2005, 2004, and 2003 respectively. At June 30, 2004, $381,428 of advertising costs were recorded in prepaid expenses on the balance sheet related to television commercials that had not yet aired for the first time as of June 30, 2004. There were no prepaid advertising costs at June 30, 2005.

Research and Development
      Research and development costs are expensed when incurred.

Income Taxes
      The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized and measured using enacted tax rates in effect for the year

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in which the differences are expected to be recognized. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

Stock-Based Compensation
      At June 30, 2005, the Company had various stock-based employee compensation plans which are described more fully in Note 8. Through June 30, 2005, the Company had adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (Statement No. 123), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148 but applied Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for its stock plans. Under APB 25, when the exercise price of an employee stock option equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
      Had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2003	2004	2005

Net Income
As reported	$4,961,555	$3,050,367	$2,551,281
Stock-based compensation on restricted stock	(15,937)	60,740	246,780
Pro forma option expense, net of tax	(535,587)	(887,976)	(1,168,474)

Pro forma	$4,410,031	$2,223,131	$1,629,587

Basic earnings per share
As reported	$0.45	$0.26	$0.20
Pro forma	0.40	0.19	0.13
Diluted earnings per share
As reported	$0.45	$0.24	$0.20
Pro forma	0.40	0.18	0.13
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004, and 2003, respectively: dividend yield of 0%; expected volatility of 59.0%, 61.0% and 57.6%; risk-free interest rate of 3.87%, 3.60% and 2.94%; and expected lives of 6 years.
      The weighted-average fair value per option at the date of grant for options granted in 2005, 2004, and 2003 was $2.60, $3.43, and $2.04, respectively.
      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models may not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

Earnings Per Share
      Net income per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, “Earnings Per Share.” Potential common shares are included in the diluted net income per share calculation when dilutive. Potential common shares consisting of common stock issuable

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
upon exercise of outstanding common stock options are computed using the treasury stock method. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. The table below is a reconciliation of the numerator and denominator in the basic and diluted net income per share calculation.

	Twelve Months Ended June 30

	2003	2004	2005

Numerator
Net Income	$4,961,555	$3,050,367	$2,551,281
Denominator
Denominator for basic net income per share
— weighted average shares outstanding	10,951,808	11,804,768	12,472,204
Effect of dilutive stock options and restricted stock	117,052	878,819	381,058
Denominator for diluted net income per share

— weighted average shares outstanding	11,068,860	12,683,587	12,853,262

Basic net income per share	$0.45	$0.26	$0.20
Diluted net income per share	0.45	0.24	0.20
      Employee stock options of 408,471, 107,393, and 441,781 for the years ended June 30 2005, 2004, and 2003, respectively, have been excluded from the diluted net income per share calculation because their effect would be anti-dilutive.

Fair Value of Financial Instruments
      The Company’s financial instruments primarily consist of cash, receivables and payables for which current carrying amounts approximate fair market value. Additionally, interest rates on outstanding borrowings are at rates which approximate market rates for borrowings with similar terms and average maturities, resulting in the carrying value of the Company’s debt approximating fair value.

Foreign Currency Translation
      Assets and liabilities denominated in foreign currency are translated to United States dollars at year-end exchange rates. Elements of the statement of operations are translated at average exchange rates in effect during the year. Foreign currency transaction gains and losses are included in net income. Adjustments arising from the translation of most net assets located outside the United States (gains and losses) are recorded as a component of accumulated other non-owner changes in equity.

Shipping and Handling Costs
      Shipping and handling costs related to unit and supplies fulfillment services are included in cost of goods sold.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassification
      Certain prior year items have been reclassified to conform with the current year presentation.

Use of Estimates
      Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates. The most significant management estimates used in the preparation of the financial statements are associated with the reserves established for sales allowances and returns, uncollectible accounts, lost consignment inventory and inventory obsolescence.

Selected Financial Statement Data

	2004	2005

Property, plant and equipment —
Land	$150,000	$150,000
Buildings	1,683,614	1,683,614
Clinical and rental equipment	1,401,842	1,744,193
Production equipment	4,454,729	3,547,785
Office furniture and equipment	10,594,573	9,931,107

	$18,284,758	$17,056,699
Less accumulated depreciation	(13,486,102)	(11,153,919)

Net property, plant and equipment	$4,798,656	$5,902,780

      Included in the Company’s consolidated balance sheet at June 30, 2005 and 2004 are net property, plant and equipment of the Company’s foreign operations, which are located in Europe and which total $1,350,744 and $1,274,130, respectively.

Recent Accounting Pronouncements
      In December 2004, the FASB issued FASB Statement No. 123(R), Share Based Payment (FAS 123(R) revises FASB Statement No. 123, “Accounting for Stock-Based Compensation”) and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The standard is effective for the Company’s 2006 fiscal year beginning July 1, 2005 and will apply to the Company’s employee stock option and stock purchase plans. The Company is currently evaluating the impact of the adoption of FAS 123(R) and has not selected a transition method or valuation model. As such, the Company is unable to estimate the expected effect on the Company’s financial statements, but believes it will have a material impact on the Company’s results from operations.

2.	Business Acquisition

Acquisition of SpectraBrace, Ltd.:
      On June 23, 2005, the Company purchased all of the capital stock of SpectraBrace, Ltd., for $3.65 million, $350,000 of which was retained by the Company for six months to cover the indemnity obligations of the sellers. SpectraBrace, a physician office based durable medical equipment distributor specializing in the orthopedic market, is headquartered in Louisville, Kentucky. The acquisition was

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
financed through a newly established term note. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated to the fair value of net assets acquired, the majority of which included accounts receivable of $1.1 million, inventory of $502,000, fixed assets of $81,000 and liabilities of $375,000. The excess of the purchase over the fair value of the underlying assets acquired of $2,158,978 has been preliminarily allocated to goodwill of $1,158,978 and $1,000,000 million to a separate customer relationship intangible, which will be amortized over 5 years. Any additional contingent consideration that is incurred as part of this acquisition will be allocated to goodwill. Pro forma information related to this acquisition is not included as the impact is not deemed to be material.

Acquisition of Filsport Assistance S.r.l.:
      On July 3, 2003, the Company acquired substantially all the capital stock of Filsport Assistance S.r.l., an independent distributor of the Compex® brand of consumer products in Italy. The transaction involved an exchange of approximately $4.9 million in cash for stock. The acquisition was financed through a newly-established credit facility and with existing funds. Prior to the acquisition, Filsport operated under an exclusive distribution arrangement and accounted for 25% of Compex SA total sales (10% of consolidated sales) in fiscal 2003. The purchase consideration exceeded the net fair value of tangible assets by $4,165,369 and was assigned to goodwill.
      Pro forma operating results as if Filsport had been acquired at the beginning of fiscal 2003 are as follows (unaudited):

2003

Net sales	$81,343,139
Income before taxes	8,698,815
Net income	5,180,533
Earnings per share
Basic	.47
Diluted	.47
      The Company used existing cash, a new term loan and a credit line to finance this business acquisition. The fair value of the assets and liabilities of the acquired company are presented as follows:

Accounts Receivable	$2,193,589
Inventories	1,775,876
Prepaid Expenses	681,888
Property and equipment, net	135,748
Goodwill	4,165,369
Other long-term assets	12,401
Accounts payable	(1,007,062)
Accrued liabilities	(1,179,090)
Liabilities forgiven	(2,563,870)
Long-term liabilities	(790,286)

Net assets acquired	$3,424,563

Acquisition of the assets of BMR Neurotech, Inc.:
      On May 15, 2003, the Company acquired certain assets of BMR Neurotech, Inc., for total consideration of approximately $3.3 million. The acquisition was financed using the existing credit line.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The acquisition was accounted for using the purchase method of accounting with the purchase price allocated to the fair value of the net assets acquired, which included accounts receivable, inventory and fixed assets. The excess of the purchase price over the fair value of the underlying assets acquired of $1,348,625 has been allocated to goodwill and thus is not amortizable. Pro forma information related to this acquisition is not included as the impact is not deemed to be material.

3.	Stock Offering
      The Company received net proceeds from the sale of common stock to certain shareholders in a private placement, completed on November 20, 2003, of approximately $8.3 million and approximately $2.2 million from the sale of common stock to the same shareholders upon exercise of additional investment rights on February 18, 2004. The Company used these proceeds to reduce indebtedness.

4.	Comprehensive Income
      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components. Adjustments to comprehensive income for the years ended June 30, 2005, 2004, and 2003 consisted solely of gains on translation of its foreign subsidiary financial statements from the functional currency to U.S. dollars of ($1,198,312), $470,733, and $1,134,619, respectively, resulting in total comprehensive income of $1,352,969, $3,521,100, and $6,096,174, respectively.
5.     Notes Payable and Long-Term Debt:
      On June 2, 2004, the Company entered into an amended and restated credit agreement with its principal lender providing for revolving borrowings of up to $15.0 million at varying rates based either on the bank’s prime rate or LIBOR. Borrowings under this agreement are secured by substantially all assets of the Company. On June 23, 2005, the Company amended the credit agreement to borrow an additional $3.3 million under a term loan to fund the purchase price for the SpectraBrace acquisition.
      There was $7.5 million outstanding under the revolving portion of the credit agreement as of June 30, 2005 and $2.2 million under the revolving portion as of June 30, 2004. The revolving credit facility included in the credit agreement, expires on June 30, 2008.
      Selected data on the Company’s borrowings under its revolving credit facility is shown below:

	2004	2005

Average balance outstanding	$1,764,000	$1,833,000
Maximum balance outstanding	4,400,000	8,100,000
Weighted average interest rate	4.00%	5.37%

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Long-Term Debt:
      Long-term obligations at June 30 consisted of the following:

	2004	2005

Term loan, principal payments due on a quarterly basis and interest due in monthly installments through June 2010; interest at the back reference rate or LIBOR plus a margin); collateralized by substantially all assets of the Company other than those pledged as collateral on existing lease or mortgage obligations	$—	$3,300,000
Swiss credit facility that provides for a three-year term loan at varying rates. Borrowings under the Swiss credit facility are secured by all of the equity interest held by the Company’s Swiss subsidiary in Filsport. The first advance on the loan bears interest at 3.69%, the second advance bears interest at 4.09%, and the third and final advance bears interest at 4.40%	3,654,300	2,419,600
Capital lease obligations	50,810	22,015

	3,705,110	5,741,615
Less current maturities	(1,268,910)	(1,614,596)

	$2,436,200	$4,127,019

      Under terms of the various loan agreements, the Company must meet certain financial covenants, including maintaining certain levels of stockholders’ equity and meeting or exceeding certain financial ratios. As of June 30, 2005, the Company was in compliance with all such covenants.
      Future maturities due in each fiscal year with respect to long-term debt, excluding obligations under capital leases, are as follows:

2006	$1,609,800
2007	1,809,800
2008	700,000
2009	800,000
2010	800,000

$5,719,600

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases
      The Company has commitments under various operating and capital leases which bear interest at various rates and are payable in monthly installments through various dates. Future minimum lease payments under noncancelable operating and capital leases are as follows:

	Capital	Operating
	Leases	Leases

2006	$5,472	$441,096
2007	5,472	395,211
2008	5,472	349,653
2009	5,472	354,407
Thereafter	1,824	1,572,293

Total future minimum lease payments	23,712	$3,112,660

Less amount representing interest	(1,697)

Present value of net minimum lease payments	22,015
Less current portion	(4,796)

Long-term capital lease obligation	$17,219

      Rent expense under operating leases for fiscal 2005, 2004, and 2003 was $490,237, $398,466 and $433,529, respectively.
7.     Income Taxes:
      Deferred income taxes represent the tax effects of timing differences in the recognition of revenue and expenses for financial reporting and income tax purposes. Federal tax credits are recorded as a reduction of income tax expense in the year the credits are utilized.
      The following summarizes the components of income before taxes:

	2003	2004	2005

Domestic	$6,602,158	$4,035,087	$5,045,089
Foreign	1,667,397	542,280	(788,693)

	$8,269,555	$4,577,367	$4,256,396

      The following summarizes the components of the provision for taxes:

	2003	2004	2005

Currently payable —
Federal	$2,293,758	$2,227,768	$1,591,112
State	345,061	380,186	285,474
Foreign	596,510	445,755	(473,513)
Deferred	72,671	(1,526,709)	(168,187)
Valuation Allowance	—	—	470,229

	$3,308,000	$1,527,000	$1,705,115

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	2003	2004	2005

Statutory rate	$2,894,344	$1,602,078	$1,447,175
Valuation allowance	—	—	470,229
State taxes	347,688	211,502	235,802
Foreign	80,507	78,821	716,819
Resolution of tax issue	—	(433,635)	(1,210,000)
Change in rate on deferred tax assets	—	—	214,899
Other	(14,539)	68,234	(169,809)

Total	$3,308,000	$1,527,000	$1,705,115

      During the fourth quarter of fiscal 2005, the Company recognized a reduction in income tax expense of $1.2 million due to the reversal of previously recorded tax contingencies. These contingencies relate to potential U.S. taxation of certain international profits. Due to changes in facts and circumstances, the Company no longer believes these tax contingencies to be probable and has therefore reversed the remaining reserve balance.
      During the fourth quarter of fiscal 2004, the Company recognized a reduction in income tax expense of $434,000 as the result of the resolution of various outstanding tax issues, because the statute for the tax year for which these tax contingencies applied to had passed.
      The Company adjusted the federal and state income tax rates used to record its net deferred tax assets in fiscal 2005 based upon an updated evaluation of the income tax benefits that will likely exist when the net deferred tax assets are realized on future returns.
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets as of June 30, 2005 and 2004 are as follows:

	2004	2005

Deferred tax assets —
Reserve for uncollectible accounts	$5,258,588	$5,178,809
Inventory	552,467	193,144
Accruals and other reserves	197,881	539,774
Net operating losses	—	193,895
Other	224,679	275,685
Valuation allowance	—	(470,229)

Total	$6,233,615	$5,911,078

Deferred tax liabilities —
Depreciation	$(278,286)	$(227,789)

Net deferred tax assets	$5,955,329	$5,683,289

      Realization of the future tax benefits related to the net deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income. During 2005, the Company recorded a valuation allowance against outstanding European net operating loss carryforwards as management no

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
longer believes the tax benefits for these losses will be realized. Management believes that, at a minimum, it is more likely than not that future taxable income will be sufficient to realize the remaining net deferred tax asset.

8.	Stockholders’ Equity:

Stock Options
      The Company has 925,000 shares of its common stock reserved under its 1988 Restated Stock Option Plan and 1,400,000 shares reserved under its 1998 Stock Incentive Plan for issuance to key employees, consultants, or other persons providing valuable services to the Company. Options are granted at prices not less than the fair market value on the date of grant and are exercisable in cumulative installments over a term of five years. They expire seven to ten years after grant. The Company also granted options to purchase a total of 650,000 shares of common stock to executives outside these plans in 2002 as an inducement to their initial employment. These non-plan options were also granted at prices equal to fair market value on the date of grant and expire seven to ten years after grant.

	Weighted Average	Number of
	Exercise Price	Shares

Balance outstanding at June 30, 2002	$3.11	802,073
Granted	3.63	1,247,000
Exercised	2.82	(80,000)
Cancelled	3.28	(189,073)

Balance outstanding at June 30, 2003	$3.46	1,780,000
Granted	7.27	510,998
Exercised	2.95	(157,250)
Cancelled	3.21	(115,000)

Balance outstanding at June 30, 2004	$4.50	2,018,748
Granted	4.75	210,500
Exercised	2.82	(40,000)
Cancelled	6.71	(60,500)

Balance outstanding at June 30, 2005	$4.49	2,128,748

Exercisable at June 30, 2005	$4.25	866,875

Available for grant at June 30, 2005		184,384

		Stock Options Outstanding		Stock Options Exercisable

		Weighted Average	Weighted Average		Weighted Average
		Remaining	Exercise Price		Exercise Price
Range of Exercise Price	Shares	Contractual Life	per Share	Shares	per Share

$2.25 to $ 2.94	133,000	2.3 Years	$2.52	104,250	$2.55
$3.30 to $ 3.85	1,175,250	4.4 Years	3.63	494,500	3.65
$3.87 to $ 5.92	479,500	6.7 Years	4.51	181,750	4.52
$6.13 to $10.75	340,998	5.6 Years	8.21	86,375	9.19

	2,128,748			866,875

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Included in the options reflected in the foregoing tables are options to purchase a total of 95,000 shares granted to three consultants during the year ended June 30, 2004, all of which are exercisable to purchase common stock at a price equal to fair market value on the date of grant and expire in five years.

Stock Purchase Plan
      The Company has reserved 200,000 authorized shares of its common stock for issuance under its Employee Stock Purchase Plan. All full-time employees are eligible to participate in the plan by having amounts deducted from their earnings. After the issuance of shares under the Employee Stock Purchase Plan with respect to the plan period ended June 30, 2005, there remained 48,880 shares available for future issuance under the Employee Stock Purchase Plan.

Restricted Stock Grants
      On July 19, 2000, the Company issued 180,000 shares of restricted stock to certain key employees under its 1998 Stock Incentive Plan. The restricted shares were issued at $2.50 per share, which was the fair market value of the Company’s stock on the date of grant. The effect of the restricted stock grant is to increase the issued and outstanding shares of the Company’s common stock. Deferred compensation was recorded for the restricted stock grants on the date of grant and was amortized over the restricted stock vesting period. Restricted stock awarded may not be voluntarily or involuntarily sold, assigned, transferred, pledged or encumbered during the restricted period. Of the restricted shares, 25% vested immediately, and the remaining shares vested 25% per year over a four-year period. During the years ended June 30, 2003 and 2002, the Company recognized $(15,937) and $108,750, respectively, in selling, general and administrative expense associated with the restricted stock grant. During fiscal 2004 and 2003, 7,500 and 37,500 shares, respectively, of restricted stock were cancelled as the employees were terminated prior to the shares becoming fully vested, causing a reversal of $18,750 and $93,750, respectively, of previously recorded expense during the year.
      On June 6, 2004, the Company issued 20,498 shares of restricted stock to certain key employees under its 1998 Stock Incentive Plan. The restricted shares were issued at $6.13 per share, which was the fair market value of the Company’s stock on the date of the grant. These restricted shares vest 33% per year over a three-year period. During the year ended June 30, 2005, the Company recognized $72,041 in selling, general, and administrative expense associated with the restricted stock grant. The Company records compensation expense for those fixed awards granted to non-employees on a straight-line basis over the related vesting period.

9.	Commitments and Contingencies:

Litigation
      In late January 2001, the Company was served with documents in connection with a product liability case brought in the California Superior Court for Solano County. Through various proceedings, the original complaint in this case was dismissed, without prejudice to re-file. The plaintiff filed a new complaint in the same count in the Fall of 2004 and the case is now proceeding to discovery.
      From time to time, the Company has also been a party to other claims, legal actions and complaints arising in the ordinary course of business. The Company does not believe that the resolution of such matters has had or will have a material impact on the Company’s results of operations or financial position.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments
      The Company has engaged several celebrities who have endorsed our consumer products to act as the Company’s spokespersons in promoting those products and have agreed to pay them for their services in appearing in advertisements and for use of their names. The Company has contractual commitments under these agreements totaling approximately $567,000 for the year ending June 30, 2006.

401(k) Plan
      The Company has a 401(k) plan in which substantially all employees are eligible to participate. Participants may contribute from 1% to 20% of eligible earnings to the plan. Company contributions are 50% of the first 6% contributed by the employee. In addition, the Company may make additional discretionary contributions to the plan as determined annually. The Company contributed $324,059, $248,022 and $212,581 to the plan for the years ended June 30, 2005, 2004 and 2003, respectively.
10.     Segment Information:
      Since July 1, 2004, Compex Technologies, Inc. and its consolidated subsidiaries have been reporting in three reportable segments. The Company had previously reported as one operating segment which included the manufacture and distribution of electrical stimulation products for pain management, rehabilitation and fitness applications. However, given the establishment and growth of the Company’s consumer products segment, which includes electrical stimulation products for consumer distribution, the Company has reorganized the manner in which it reviews and manages its business. The Company’s new reporting structure is based on a geographical basis in segmenting its international and U.S. operations. Further segmentation of the U.S. operations is based on product offering by separating its U.S. consumer from its U.S. medical division. The Company’s U.S. medical segment consists of electrical stimulation products for rehabilitation, pain management and accessories and supplies distributed to patients through healthcare providers. Consumers of our U.S. medical segment require a physicians’ prescription to purchase or rent products, and the Company is normally reimbursed through a third party reimbursement organization such as an insurance company, health maintenance organization, or a governmental agency under Medicare, Medicaid, workers compensation or other programs. The Company’s U.S. consumer segment consists of the sale of electrical stimulation products for consumers. Because the regulatory requirements and the markets differ substantially from the regulatory requirements and markets in the United States, the Company sells a completely different line of both medical, sport, fitness and wellness products over the counter under the Compex name in Europe. There is no reporting distinction between medical and consumer products within the Company’s international reporting segment, because the European regulatory environment does not necessitate the distinction between method of distribution of medical and consumer products as is necessary in the U.S.
      The Company’s chief operating decision-makers make operating and strategic decisions based on measures of segment profit that includes gross profit less selling and marketing expenses.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Revenue, cost of sales and rentals, and selling expenses by division are as follows:

	For the Year Ended June 30, 2003

	U.S. Medical	U.S. Consumer	International	Total

Revenue	$49,448,393	$68,151	$25,943,372	$75,459,916
Cost of sales and rentals	13,361,368	21,001	9,195,894	22,578,263

Gross margin	36,087,025	47,150	16,747,478	52,881,653
Percentage	73.0%	69.2%	64.6%	70.1%
Selling and marketing expenses	21,286,640	791,682	7,890,682	29,969,004

Segment profit	$14,800,385	$(744,532)	$8,856,796	$22,912,649

	For the Year Ended June 30, 2004

	U.S. Medical	U.S. Consumer	International	Total

Revenue	$52,025,672	$791,757	$33,143,234	$85,960,663
Cost of sales and rentals	13,943,173	333,540	14,158,967	28,435,680

Gross margin	38,082,499	458,217	18,984,267	57,524,983
Percentage	73.2%	57.9%	57.3%	66.9%
Selling and marketing expenses	22,541,852	3,805,755	9,415,693	35,763,300

Segment profit	$15,540,647	$(3,347,538)	$9,568,574	$21,761,683

	For the Year Ended June 30, 2005

	U.S. Medical	U.S. Consumer	International	Total

Revenue	$59,981,294	$4,249,980	$31,842,765	$96,074,039
Cost of sales and rentals	15,766,545	1,861,572	13,316,425	30,944,542

Gross margin	44,214,749	2,388,408	18,526,340	65,129,497
Percentage	73.7%	56.2%	58.2%	67.8%
Selling and marketing expenses	25,259,199	6,788,389	9,500,968	41,548,556

Segment profit	$18,955,550	$(4,399,981)	$9,025,372	$23,580,941

Reconciliation of segment profit to income from operations:

	For the Year Ended June 30

	2003	2004	2005

Total profit from segments	$22,912,649	$21,761,683	$23,580,941
Unallocated corporate expenses:
General and administrative	12,201,022	14,197,056	16,440,874
Research and development	2,122,659	2,554,290	2,497,671

Income from operations	$8,588,968	$5,010,337	$4,642,396

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net revenues by product lines are as follows:

	Year Ended June 30

	2003	2004	2005

Rehabilitation products	$15,085,264	$17,693,448	$17,319,361
Pain management	15,431,708	16,652,988	21,969,232
Consumer products	19,364,142	26,116,237	28,971,600
Accessories and supplies	25,578,802	25,497,990	27,813,846

Total	$75,459,916	$85,960,663	$96,074,039

      The Company does not have a single customer that accounts for more than 5% of consolidated revenue for fiscal 2005 and 2004. During fiscal 2003 one customer accounted for approximately 10% of consolidated revenue. No customer accounted for more than 5% of total receivables as of June 30, 2005 and 2004.

Assets by segment are as follows:

	U.S. Medical	U.S. Consumer	International	Total

Segment assets at June 30, 2004	$25,771,895	$2,972,642	$14,621,634	$43,366,171

Segment assets at June 30, 2005	$37,857,601	$2,113,933	$14,350,201	$54,321,735

Reconciliation of segment assets to total assets:

	June 30, 2004	June 30, 2005

Assets from segments	$43,366,171	$54,321,735
Unallocated corporate assets:	32,843,225	34,996,856

Total assets	$76,209,396	$89,318,591

11.	Quarterly Data (Unaudited):

	Year Ended June 30, 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Revenue	$19,156,266	$22,464,599	$21,651,597	$22,688,201	$85,960,663
Gross profit	12,719,020	15,304,092	14,571,045	14,930,826	57,524,983
Net Income	354,157	1,228,583	428,735	1,038,892	3,050,367
Net income per common share —
Basic	0.03	0.11	0.03	0.09	0.26
Diluted	0.03	0.10	0.03	0.08	0.24
      Certain quarterly items have been reclassified to conform with the current year presentation.

	Year Ended June 30, 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Revenue	$21,653,738	$25,212,350	$22,902,107	$26,305,844	$96,074,039
Gross profit	14,739,120	16,744,916	15,049,144	18,596,317	65,129,497
Net Income	228,723	1,028,323	17,926	1,276,309	2,551,281
Net income per common share —
Basic	0.02	0.08	0.00	0.10	0.20
Diluted	0.02	0.08	0.00	0.10	0.20

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,
	2005	2005

		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,044,158	$3,201,715
Receivables, less reserves of $19,250,165 and $18,988,214 at June 30, 2005 and September 30, 2005, respectively	37,268,582	38,760,097
Inventories	15,353,472	14,782,380
Deferred tax assets	6,108,627	6,105,622
Prepaid expenses	3,217,406	3,081,203

Total current assets	64,992,245	65,931,017
Property, plant, and equipment, net	5,902,780	6,687,361
Goodwill	16,630,871	16,617,285
Other intangible assets, net	1,636,682	1,552,415
Deferred tax assets	13,396	—
Other assets	142,617	144,114

Total assets	$89,318,591	$90,932,192

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable	$7,500,000	$9,000,000
Current maturities of long-term debt	1,614,596	2,907,149
Accounts payable	7,421,609	5,756,080
Accrued liabilities —
Payroll	2,719,545	2,078,874
Commissions	1,073,365	1,223,796
Income taxes	1,368,679	1,440,266
Other	4,735,831	4,991,772

Total current liabilities	26,433,625	27,397,937

LONG-TERM LIABILITIES
Long-term debt	4,127,019	2,889,318
Deferred tax liabilities	438,734	476,108

Total liabilities	30,999,378	30,763,363

STOCKHOLDERS’ EQUITY
Common stock, $.10 par value: 30,000,000 shares authorized; issued and outstanding 12,526,880 and 12,625,693 shares at June 30, 2005 and September 30, 2005, respectively	1,252,688	1,262,569
Preferred stock, no par value: 5,000,000 shares authorized; none issued and outstanding	—	—
Additional paid in capital	33,440,966	34,084,472
Unearned compensation on restricted stock	(47,329)	—
Accumulated other non-owner changes in equity	1,142,604	939,755
Retained earnings	22,530,284	23,882,033

Total stockholders’ equity	58,319,213	60,168,829

Total liabilities and stockholders’ equity	$89,318,591	$90,932,192

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	September 30

	2004	2005

	(Unaudited)
Net sales and rental revenue	$21,653,738	$27,643,988
Cost of sales and rentals	6,914,618	9,137,806

Gross profit	14,739,120	18,506,182
Operating expenses:
Selling and marketing	9,843,630	11,349,730
General and administrative	3,744,533	4,019,880
Research and development	722,535	539,784

Total operating expenses	14,310,698	15,909,394

Income from operations	428,422	2,596,788
Other income (expense):
Interest expense	(79,585)	(230,860)
Other	30,886	3,821

Income before income taxes	379,723	2,369,749
Income tax provision	151,000	1,018,000

Net income	$228,723	$1,351,749

Net income per common and common equivalent share
Basic	$0.02	$0.11

Diluted	$0.02	$0.11

Weighted average number of shares outstanding
Basic	12,454,107	12,592,325

Diluted	13,020,849	12,592,325

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	September 30

	2004	2005

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$228,723	$1,351,749
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	248,920	370,252
Amortization	88,530	83,572
Stock-based compensation	18,848	362,532
Change in deferred taxes	(9,675)	54,387
Changes in current assets and liabilities — net of amounts acquired in acquisition
Receivables	(1,026,253)	(1,516,940)
Inventories	206,834	555,685
Prepaid expenses	956,768	130,949
Accounts payable	(1,265,160)	(1,651,178)
Accrued liabilities	(126,956)	(148,401)

Net cash used in operating activities	(679,421)	(407,393)

INVESTING ACTIVITIES:
Purchase of property and equipment	(239,132)	(1,159,078)
Changes in other assets, net	(13,600)	(1,919)

Net cash used in investing activities	(252,732)	(1,160,997)

FINANCING ACTIVITIES:
(Principal payments on) proceeds from long-term obligations	(51,738)	62,452
Proceeds from line of credit, net	1,300,000	1,500,000
Proceeds from exercise of stock options	—	237,390
Proceeds from employee stock purchase plan	214,976	100,794

Net cash provided by financing activities	1,463,238	1,900,636

Effect of exchange rates on cash and cash equivalents	23,903	(174,689)

Net increase in cash and cash equivalents	554,988	157,557
Cash and cash equivalents at beginning of period	3,198,832	3,044,158

Cash and cash equivalents at end of period	$3,753,820	$3,201,715

Supplemental cash flow information
Interest paid	$79,585	$228,273

Income taxes paid	$407,000	$953,000

The accompanying notes are an integral part of these financial statements.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies
      The amounts set forth in the preceding financial statements are unaudited as of and for the periods ended September 30, 2005 and 2004, however, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the periods presented. Such results are not necessarily indicative of results for the full year. The accompanying financial statements of the Company should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2005 included in the Company’s Annual Report on Form 10-K.

2.	Reclassification
      Certain prior year items have been reclassified to conform to the current year presentation.

3.	Stock-Based Compensation
      The Company elected to adopt the provisions of SFAS No. 123(R), “Share-Based Payment,” in the first quarter of fiscal 2006 under the modified prospective method. SFAS No. 123(R) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires instead that such transactions be accounted for using a fair-value-based method. Under the modified prospective method, the Company is required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. For periods prior to adoption, the financial statements are unchanged, and the pro forma disclosures previously required by SFAS No. 123, as amended by SFAS No. 148, will continue to be required under SFAS No. 123(R) to the extent those amounts differ from those in the Statement of Operations. Total expense related to stock-based compensation was $206,643, net of tax, for the three months ended September 30, 2005.

Three Months
Ended
September 30
2004

Net Income
As reported	$228,723
Stock-based compensation on restricted stock	81,077
Pro forma option expense, net of tax	(197,876)

Pro forma	$111,924

Basic earnings per share
As reported	$0.02
Pro forma	0.01
Diluted earnings per share
As reported	$0.02
Pro forma	0.01
      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2005: dividend yield of 0%; expected volatility of 62.1%; risk-free interest rate of 3.07%; and expected life of 5 years.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Stockholders’ Equity:

Stock Options
      The Company has 925,000 shares of its common stock reserved under its 1988 Restated Stock Option Plan and 1,400,000 shares reserved under its 1998 Stock Incentive Plan for issuance to key employees, consultants, or other persons providing valuable services to the Company. Options are granted at prices not less than the fair market value on the date of grant and are exercisable in cumulative installments over a term of five years. They expire seven to ten years after grant. The Company also granted options to purchase a total of 650,000 shares of common stock to executives outside these plans in 2002 as an inducement to their initial employment. These non-plan options were also granted at prices equal to fair market value on the date of grant and expire seven to ten years after grant.

	Weighted
	Average
	Exercise	Number of
	Price	Shares

Balance outstanding at June 30, 2005	$4.49	2,128,748
Granted	9.78	35,000
Exercised	3.37	(70,500)
Canceled	3.66	(27,500)

Balance outstanding at September 30, 2005	$5.20	2,065,748

Exercisable at September 30, 2005	$4.28	1,261,086

Available for grant at September 30, 2005		176,884

		Stock Options Outstanding		Stock Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise Price		Exercise Price
Range of Exercise Price	Shares	Contractual Life	per Share	Shares	per Share

$2.25 to $ 2.94	115,000	2.1 Years	$2.56	115,000	$2.56
$3.30 to $ 3.85	1,095,250	4.9 Years	3.62	741,750	3.61
$3.87 to $ 5.92	514,500	5.9 Years	4.50	257,375	4.56
$6.13 to $10.75	340,998	5.5 Years	8.21	146,961	8.49

	2,065,748			1,261,086

      Included in the options reflected in the foregoing tables are options to purchase a total of 95,000 shares granted to three consultants during the year ended June 30, 2004, all of which are exercisable to purchase common stock at a price equal to fair market value on the date of grant and expire in five years.

Stock Purchase Plan
      The Company has reserved 200,000 authorized shares of its common stock for issuance under its Employee Stock Purchase Plan. All full-time employees are eligible to participate in the plan by having amounts deducted from their earnings. After the issuance of shares under the Employee Stock Purchase Plan with respect to the plan period ended September 30, 2005, there remained 23,263 shares available for future issuance under the Employee Stock Purchase Plan.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Grants
      On July 19, 2000, the Company issued 180,000 shares of restricted stock to certain key employees under its 1998 Stock Incentive Plan. The restricted shares were issued at $2.50 per share, which was the fair market value of the Company’s stock on the date of grant. The effect of the restricted stock grant is to increase the issued and outstanding shares of the Company’s common stock. Deferred compensation was recorded for the restricted stock grants on the date of grant and was amortized over the restricted stock vesting period. Restricted stock awarded may not be voluntarily or involuntarily sold, assigned, transferred, pledged or encumbered during the restricted period. Of the restricted shares, 25% vested immediately, and the remaining shares vested 25% per year over a four-year period. During the years ended June 30, 2003 and 2002, the Company recognized $(15,937) and $108,750, respectively, in selling, general and administrative expense associated with the restricted stock grant. During fiscal 2004 and 2003, 7,500 and 37,500 shares, respectively, of restricted stock were cancelled as the employees were terminated prior to the shares becoming fully vested, causing a reversal of $18,750 and $93,750, respectively, of previously recorded expense during the year.
      On June 6, 2004, the Company issued 20,498 shares of restricted stock to certain key employees under its 1998 Stock Incentive Plan. The restricted shares were issued at $6.13 per share, which was the fair market value of the Company’s stock on the date of the grant. These restricted shares vest 33% per year over a three-year period. During the year ended June 30, 2005, the Company recognized $72,041 in selling, general, and administrative expense associated with the restricted stock grant. The Company records compensation expense for those fixed awards granted to non-employees on a straight-line basis over the related vesting period.

5.	Inventory

	June 30, 2005	September 30, 2005

Inventories
Raw materials	$1,280,370	$1,602,838
Work in process	417,090	483,052
Finished goods	13,656,012	12,696,490

Inventories, net	$15,353,472	$14,782,380

6.	Fixed Assets

	June 30, 2005	September 30, 2005

Property, plant and equipment —
Land	$150,000	$150,000
Buildings	1,683,614	1,683,614
Clinical and rental equipment	1,744,193	1,812,953
Production equipment	3,547,785	4,390,465
Office furniture and equipment	9,931,107	10,157,057

	$17,056,699	$18,194,089
Less accumulated depreciation	(11,153,919)	(11,506,728)

Property, plant and equipment, net	$5,902,780	$6,687,361

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Included in the Company’s consolidated balance sheet at September 30, 2005 and June 30, 2005 are net property, plant and equipment of the Company’s foreign operations, which are located in Europe and which total $1,196,549 and $1,350,744, respectively.

7.	Business Acquisition
      On June 23, 2005, the Company purchased all of the capital stock of SpectraBrace, Ltd., for $3.65 million, $350,000 of which was retained by the Company for six months to cover the indemnity obligations of the sellers. SpectraBrace, a physician office based durable medical equipment distributor specializing in the orthopedic market, is headquartered in Louisville, Kentucky. The acquisition was financed through a newly established term note. The acquisition was accounted for using the purchase method of accounting with the purchase price allocated to the fair value of net assets acquired, the majority of which included accounts receivable of $1.1 million, inventory of $502,000, fixed assets of $81,000 and liabilities of $375,000. The excess of the purchase over the fair value of the underlying assets acquired of $2,158,978 has been preliminarily allocated to goodwill of $1,158,978 and $1,000,000 million to a separate customer relationship intangible, which will be amortized over 5 years. Any additional contingent consideration that is incurred as part of this acquisition will be allocated to goodwill. Pro forma information related to this acquisition is not included as the impact is not deemed to be material.

8.	Note Payable and Long-Term Debt
      The Company has a $15,000,000 U.S. credit facility which provides for revolving borrowings at varying rates based either on the bank’s prime rate or LIBOR. There were borrowings outstanding of $9,000,000 and $7,500,000 on the revolving credit line as of September 30, 2005 and June 30, 2005, respectively. The Company currently has $6,000,000 available under the revolving credit line. Borrowings under the U.S. credit facility are secured by substantially all assets of the Company. The weighted average rate on borrowings under the revolving line of credit was 6.43%. On June 23, 2005, the Company amended the credit agreement to borrow an additional $3.3 million under a term loan to fund the purchase price for the SpectraBrace acquisition.
      The Company was in compliance with all financial covenants in its U.S. credit agreement as of September 30, 2005 and for the period then ended.
      The Company has a $4,975,000 Swiss credit facility that provides for a three-year term loan at varying rates. As of September 30, 2005 and June 30, 2005, there were borrowings outstanding of $2,412,000 and $2,419,600 respectively, under this credit facility. Borrowings under this credit facility were used to fund the acquisition of Filsport Assistance S.r.l. in 2003. Borrowings under the Swiss credit facility are secured by all of the equity interest held by the Company’s Swiss subsidiary in Filsport. The credit facility called for three advances, the first two of which have already been paid. The third and final advance is due on June 30, 2006, and bears interest at 4.40%.
      The Company was in compliance with all financial covenants in its Swiss Credit agreement as of September 30, 2005 and for the period then ended.

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Per Share Data
      Net income per share is calculated in accordance with Financial Accounting Standards Board Statement No. 128, “Earnings Per Share.” Potential common shares are included in the diluted net income per share calculation when dilutive. Potential common shares consisting of common stock issuable upon exercise of outstanding common stock options are computed using the treasury stock method. The Company’s basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, increased to include dilutive potential common shares issuable upon the exercise of stock options that were outstanding during the period. The table below is a reconciliation of the numerator and denominator in the basic and diluted net income per share calculation.

	For the Three Months Ended
	September 30

	2004	2005

Numerator
Net Income	$228,723	$1,351,749
Denominator
Denominator for basic net income per share — weighted average shares outstanding	12,454,107	12,592,325
Effect of dilutive stock options	566,742	—

Denominator for diluted net income per share — weighted average shares outstanding	13,020,849	12,592,325

Basic net income per share	$0.02	$0.11
Diluted net income per share	0.02	0.11
      Employee stock options of 374,976 and 697,563 for the three months ended September 30, 2004 and 2005, respectively, have been excluded from the diluted net income per share calculation because their effect would be anti-dilutive.

10.	Comprehensive Income
      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components. Adjustments to comprehensive income for the three months ended September 30, 2005 and September 30, 2004 consisted solely of gains (losses) on translation of foreign subsidiary financial statements from the functional currency to U.S. dollars of ($104,369) and $223,148, respectively, resulting in total comprehensive income of $1,247,380 and $451,871, respectively.

11.	Segment Information
      Since July 1, 2004, Compex Technologies, Inc. and its consolidated subsidiaries have been reporting in three reportable segments. The Company had previously reported as one operating segment which included the manufacture and distribution of electrical stimulation products for pain management, rehabilitation and fitness applications. However, given the establishment and growth of the Company’s consumer products segment, which includes electrical stimulation products for consumer distribution, the Company has reorganized the manner in which it reviews and manages its business. The Company’s new reporting structure is based on a geographical basis in segmenting its international and U.S. operations. Further segmentation of the U.S. operations is based on product offering by separating its U.S. consumer

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
from its U.S. medical division. The Company’s U.S. medical segment consists of electrical stimulation products for rehabilitation, pain management and accessories and supplies distributed to patients through healthcare providers. Consumers of our U.S. medical segment require a physicians’ prescription to purchase or rent products, and the Company is normally reimbursed through a third party reimbursement organization such as an insurance company, health maintenance organization, or a governmental agency under Medicare, Medicaid, workers compensation or other programs. Our U.S. consumer segment consists of the sale of electrical stimulation products for consumers. Because the regulatory requirements and the markets differ substantially from the regulatory requirements and markets in the United States, the Company sells a completely different line of both medical, sport, fitness and wellness products over the counter under the Compex name in Europe. There is no reporting distinction between medical and consumer products within the Company’s international reporting segment, because the European regulatory environment does not necessitate the distinction between method of distribution of medical and consumer products as is necessary in the U.S.
      The Company’s chief operating decision-makers make operating and strategic decisions based on measures of segment profit that includes gross profit less selling and marketing expenses.
      Revenue, cost of sales and rentals, and selling expenses by division are as follows:

	For the Three Months Ended September 30, 2005

	U.S. Medical	U.S. Consumer	International	Total

Revenue	$18,038,357	$3,512,364	$6,093,267	$27,643,988
Cost of sales and rentals	4,986,931	1,655,766	2,495,109	9,137,806

Gross profit	13,051,426	1,856,598	3,598,158	18,506,182
Margin	72.4%	52.9%	59.1%	66.9%
Selling and marketing expenses	7,516,710	2,025,503	1,807,517	11,349,730

Segment profit	5,534,716	(168,905)	1,790,641	7,156,452

	For the Three Months Ended September 30, 2004

	U.S. Medical	U.S. Consumer	International	Total

Revenue	$13,199,111	$925,018	$7,529,609	$21,653,738
Cost of sales and rentals	3,317,800	429,542	3,167,276	6,914,618

Gross profit	9,881,311	495,476	4,362,333	14,739,120
Margin	74.9%	53.6%	57.9%	68.1%
Selling and marketing expenses	5,745,158	2,015,265	2,083,207	9,843,630

Segment profit	4,136,153	(1,519,789)	2,279,126	4,895,490

      Reconciliation of segment profit to income from operations:

	For the Three Months Ended
	September 30

	2004	2005

Total profit from segments	$4,895,490	$7,156,452
Unallocated corporate expenses:
General and administrative	3,744,533	4,019,880
Research and development	722,535	539,784

Income from operations	$428,422	$2,596,788

COMPEX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Net revenues by product lines are as follows:

	For the Three Months Ended
	September 30

	2004	2005

Rehabilitation products	$3,641,261	$5,740,938
Pain management	4,663,905	6,906,027
Consumer products	6,803,900	8,301,997
Accessories and supplies	6,544,672	6,695,026

	$21,653,738	$27,643,988

      For the three months ended September 30, 2005, the Company does have a single customer that accounted for approximately 6% of consolidated revenue. The Company did not have a single customer that accounted for more than 5% of consolidated revenue for the three months ended September, 2004 or more than 5% of total receivables as of September 30, 2005 and 2004.
      Assets by segment are as follows:

	U.S. Medical	U.S. Consumer	International	Total

Segment assets at September 30, 2005	$40,468,502	$3,322,426	$11,503,121	$55,294,049

Segment assets at June 30, 2005	$37,857,601	$2,113,933	$14,350,201	$54,321,735

      Reconciliation of segment assets to total assets:

	June 30,	September 30,
	2005	2005

Assets from segments	$54,321,735	$55,294,049
Unallocated corporate assets:	34,996,856	35,638,143

Total assets	$89,318,591	$90,932,192

12.	Commitments
      The Company has approximately $150,000 that will become due to maintain celebrity endorsements through June 30, 2006.